UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 6-K
________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 5, 2015
________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

n o v o n o r d i s k a n n ua l r e p o r t 2 0 1 4 CITIES NEED TO FIGHT DIABETES – bu t how? THE STRUGGLE TO LOSE WEIGHT – obesity is a major public health issue S T A Y FOCUSED, THINK LONG - TERM – Novo No r disk ’ s business strategy A CURE FOR TYPE 1 DIABETES – d r eam or potential r eality?

6 2 0 1 4 P E RF O R M A N C E A N D 2 0 1 5 O U T L OOK 16 B U S I N E S S S T R A T E G Y – S T A Y F O C U S E D , T H I N K L O N G - TER M 20 NOV O N O R D I S K A R O U N D T H E W O R L D 28 TH E CHALLE NG E O F C HA N G I N G D I AB E T E S 34 C I T I E S F IG H T U R B A N DI A B E T E S C O N T E N T S A C C O M P L I S H M E N TS A N D R E S U L T S 2 0 14 G O V E R N A N C E , L E A D E R S H I P A N D S HAR E S O U R B U S I N E SS F I N A N C I A L, S O C I A L A N D E N V I R O N M E N T A L S TA T E M E NT S A D D I T I ON AL I N FO R M A T I O N a n d T H E S T R U G G L E T O L O S E W E I G H T 36 T h e M a n a g e m e n t r e vi e w , a s d e f i n e d b y t h e D a n is h F i n a n ci a l St a t e m e n t s A c t ( F S A ) , i s f o un d o n p p 1 – 5 4 a n d 95 . T h i s A nnu a l R e p o r t i s pu b lis h e d i n E n g lis h o n l y . A s h o r t e r v e r s io n, c o n si s t i n g o f t h e M a n a g e m e n t r e vi e w a n d e x c e r p t s f r o m t h e c o n so l i d a t e d st a t e m e n t s , i s a v a il a b le i n D a n is h . I n t h e e v e n t o f a n y d i s c r e p a n c i e s , t h e E n g lis h v e r s io n s h a l l p r e v a i l . 16 B u s i n e s s s t rat eg y – st a y f o cu se d , t hin k lon g - t er m 2 0 N ov o N o r d i s k a r o u n d th e worl d 2 6 P i p e li n e ov e r vi e w 28 T h e ch a l l en g e o f ch ang i n g d i a b e t e s 30 W a n t e d : m o r e t r e a t m e n t o p tio n s 32 T y p e 1 d i a b e t e s – i n s ea r c h o f a cure 3 4 C it ie s fig h t u r ba n d i a b e t e s 36 T h e s tru g g l e t o l os e weig h t 38 W he n bl o o d d o e s n ’ t c l o t 3 9 G r o w t h ma t t e rs 4 0 T h e pe o p l e si d e o f th e b usi n e s s 4 2 B e a wa r e o f th e r i s k 1 L e t t e r fr o m th e C h a i r m a n 2 L e t t e r fr o m th e C E O 4 N ov o N o r d i s k a t a g l an c e 6 2 0 1 4 p e r f or m an c e an d 2 0 1 5 outl o o k 14 Pe r f or m an c e h ig hl ig h t s 4 4 Sh a r e s an d c api t a l s tru c ture 46 C o rp o r at e g ov er n an c e 49 Re mu ne ra tio n 52 Bo a r d o f D ir e c t o rs 54 E x e c ut i v e M a n a g e m e n t 5 5 C o n so l id at e d f in an ci a l , s o ci a l e n v ir o n m e n t a l st at e m e n t s 1 0 5 F in an ci a l st at e m e n t s o f th e pa r e n t c ompa n y 1 0 9 M a n a g e m e n t ’ s st at e m e n t an d A udi t o r ’ s r ep o r t s 1 1 2 P r o du c t ov e r vi e w 1 1 3 M o r e i nf or ma tio n

1 L E T T E R F R O M T H E C H A I R M A N I n m y l e t t e r in la s t y e a r ’ s a nn ua l re p o r t , I e x p re ss e d t h e B o a r d o f D ir e c t o r s ’ c o n f i d e n c e t h a t N ovo N o rd is k w o u l d c o n t i n u e t o d o v e r y w e l l d e s p i t e h a v in g b e e n f a c e d w it h s e v e r a l c h a l l e n g e s i n 2 0 1 3 . T o d a y , w r it in g t hi s y e a r ’ s l e t t e r , I f e e l w e h a v e e v e n m o re re a s o n t o b e c o n f i d e n t . 2 0 1 4 h a s s h o w n t h a t N ovo N o r d is k re s p o n d s w e l l t o c ha l l e n g e s . T h e P r o d u c t S u pp l y a n d Q ua l i t y o r g a ni s a t io n s h a v e d o n e a n e x c e l l e n t jo b in a d d re s s in g t h e f in d in g s r a i s e d b y t h e US F oo d a n d D r u g A d m ini s t r a t io n ( F D A ) in 2 0 1 2 in c o n n ec t io n w it h t h e i n s p ec t io n o f a p r o d u c t io n p la n t in D e n m a r k , w h il e a t t h e s a m e t i m e e x p a n d in g o u t p u t t o m e e t t h e in c re a s in g d e m a n d f o r N ovo N o r d is k ’ s p r o d u c t s . W e l l a h e a d o f t h e o r i g i n a l t i m e l i n e , t h e G lo b a l D e v e lo p m e n t o r g a ni s a t io n h a s r e c r u i t e d a l l t h e p a t i e n t s n e e d e d f o r t h e D E V O T E s t ud y w h i c h w a s ini t ia t e d in re s p o n s e t o a re q u e s t f r o m t h e F D A in F e b r ua r y 2 0 1 3 f o r m o re d a t a re g a r d in g T re si b a ® . A s a re s u l t , N ovo N o r d is k w o u l d p ot e n t ia l l y b e a b l e t o re s ub m it a n a pp l i c a t io n f o r a p p r o va l a s e a r l y a s 2 0 1 5 . N ovo N o r d is k ’ s US o r g a ni s a t io n re s p o nd e d qu i c k l y a n d p r o f e s s io n a l l y t o w h a t w a s a v e r y t o u g h st a r t t o 2 0 1 4 wh e n t h e e f f ec t o f a m a jo r c o n t r a c t lo s s in 2 0 1 3 in p a r t i c ula r m e a n t t h a t s a l e s in t h e f i r s t q ua r t e r s f e l l s h o r t o f e x p ec t a t io ns . T h e G lo b a l R e s e a r c h o r g a ni s a t io n h a s s w i f t l y a l i g n e d i t s e l f w it h o u r d e cis io n t o d i s c o n t i n u e re s e a r c h w it hin i n f la mm a t o r y d i s o r d e r s . A s a re s u l t , N ovo N o r d is k is a b l e t o in c re a s e i t s re s e a r c h w it hin d i a b e t e s p re v e n t io n a n d t re a t m e n t , o b e si t y a n d d i a b e t e s c o m p l i c a t io n s . T h e a b ov e f o u r c a s e s a re j u s t e x a m p l e s , b u t i m p o r t a n t o n e s , t h a t s h o w m e a n d t h e re s t o f t h e B o a r d t h a t N ovo N o r d is k h a s re t a i n e d t h e a g il i t y t o d e a l e f f ec t i v e l y w it h b o t h c h a l l e n g e s a n d o pp o r t u ni t i e s , d e s p i t e h a v in g g r o w n i n t o a la r g e , g lo b a l c o m p a n y ov e r t h e p a s t 1 0 y e a r s . L ik e w e d o e v e r y y e a r , t h e B o a r d h a s re vi e w e d t h e c o m p a n y ’ s lo n g - t e r m s t r a t e g y , a n d w e h a v e f o un d it t o b e s o un d – a m b it i o u s , y e t re a l i s t i c a n d a s o l i d b a sis f o r f u t u re g r o w t h . W e h a v e a l s o e va l ua t e d t h e s t re n g t h o f t h e c o m p a n y ’ s e x e c u t i v e l e a d e r s hi p a n d s e n i o r m a n a g e m e n t . T o g e t h e r w it h t h e e x e c u t i v e t e a m w e h a v e a ss e ss e d t h e c o m p a n y ’ s o rg a ni s a t io n a l s t re n g t h s a n d w e a k n e ss e s . W h e n e v e r w e h a v e i d e n ti f i e d i s s u e s t h a t c o u l d b e c o m e a si g ni f i c a n t o b st a c l e t o m e e t in g t h e c o m p a n y ’ s lo n g - t e r m g o a ls , w e h a v e a g r e e d o n a p lan o f a c t io n . W e a re c o n f i d e n t t h a t w it h C h ie f E x e c u t i v e O f f i c e r L a r s R e b i e n S ø re n s e n a n d hi s m a n a g e m e n t t e a m, w e h a v e t h e l e a d e r s hi p n e e d e d t o e x e c u t e N ovo N o r d is k ’ s s t r a t e g y e f f ec t i v e l y . I n 2 0 1 4 , I h a d t h e p l e a s u re o f w o r kin g m o re c lo s e l y w it h C h ie f O p e r a t in g O f f i c e r K å re S c h u l tz , wh o w a s a pp o i n t e d P re si d e n t in J a n ua r y 2 0 1 4 a s a re f l ec t io n o f t h e i m p o r t a n c e a n d c o m p l e x i t y o f hi s o r g a ni s a t io n a n d hi s s u c c e ss f u l m a n a g e m e n t o f it . T h e t w o n e w e s t m e m b e r s o f t h e t e a m, L a r s F r u e r g aa r d J ø r g e n s e n a n d J a k o b R i is , h a v e b o t h b e e n g i v e n g re a t e r re s p o n si b il it i e s i n r e c o g ni t io n o f t h e s t r o n g l e a d e r s hi p t h e y h a v e s h o w n o f t h e ir o r g a ni s a t io n s . T hi s , u n f o r t u n a t e l y , m e a n t t h a t L i s e K in g o , wh o s e re m it b e c a m e n a r r o w e r a s a re s u l t , d e ci d e d t o l e a v e a f t e r a lo n g a n d s u c c e ss f u l c a r e e r a t N ovo N o r d is k . I w is h h e r a l l t h e b e s t . G ö r an A nd o C h a i r m a n o f t h e B o a r d o f D ir e c t o r s C h a i rman o f th e B o a r d o f D i r e c t o r s G ö r an A nd o a t No v o N o r d i s k ’s A n n u a l G e n e r a l M ee ti n g , M a r c h 2 0 1 4 . T h e B o a r d i n t e n d s t o s e t up a R e m u n e r a t io n C o mm i t t e e in 2 0 1 5 t o e n s u re t h a t N ovo N o r d is k ’ s in c e n t i v e s c h e m e s a re a p p r o p r ia t e f o r r e c r u it in g , m o t i va t in g a n d re t a inin g s e n i o r e x e c u t i v e s w it h t h e c o m p e t e n c e s n e e d e d t o d r i v e t h e c o m p a n y ’ s s t r a t e g y s u c c e ss f u l l y . I n 2 0 1 4 , s a l e s g re w b y 8 % a n d o p e r a t in g p r o f it b y 1 3% , b o t h in l oc a l c u r re n c i e s . A t t h e s a m e t i m e , si g ni f i c a n t p r o g re s s w a s m a d e o n t h e k e y d e v e lo p m e n t p r o j ec t s . O f s p e c ia l n ot e is F D A ’ s a p p r o va l o f S a x e n d a ® f o r w e i g h t m a n a g e m e n t o n 23 D e c e m b e r . A g a i n s t t hi s b a c k g r o un d , t h e B o a r d w il l p r o p o s e a n 1 1 % i n c re a s e in d iv i d e n d t o 5 . 0 0 D a ni s h k r o n e r p e r s h a re a t t h e A nn ua l G e n e r a l M e e t in g . T h e B o a r d h a s f u r t h e r d e ci d e d t o ini t ia t e a n e w s h a re r e pu r c h a s e p r o g r a m m e o f up t o 1 5 b ill io n k r o n e r . O n b e h a l f o f t h e B o a r d o f D ir e c t o r s , I w o u l d lik e t o e x p re s s m y a p p r e c ia t io n f o r t h e l e a d e r s hi p s h o w n b y L a r s R e b i e n S ø re n s e n a n d hi s m a n a g e m e n t t e a m, a n d t h e h a r d w o r k a n d d e d i c a t io n o f t h e e n t ire N ovo N o r d is k o r g a ni s a t io n .

1

LETTER FROM THE CHAIRMAN

In my letter in last year's annual report, I expressed the Board of Directors' confidence that Novo Nordisk would continue to do very well despite having been faced with several challenges in 2013. Today, writing this year's letter, I feel we have even more reason to be confident. 2014 has shown that Novo Nordisk responds well to challenges.

The Product Supply and Quality organisations have done an excellent job in addressing the findings raised by the US Food and Drug Administration (FDA) in 2012 in connection with the inspection of a production plant in Denmark, while at the same time expanding output to meet the increasing demand for Novo Nordisk's products.

Well ahead of the original timeline, the Global Development organisation has recruited all the patients needed for the DEVOTE study which was initiated in response to a request from the FDA in February 2013 for more data regarding Tresiba®. As a result, Novo Nordisk would potentially be able to resubmit an application for approval as early as 2015.

Novo Nordisk's US organisation responded quickly and professionally to what was a very tough start to 2014 when the effect of a major contract loss in 2013 in particular meant that sales in the first quarters fell short of expectations.

The Global Research organisation has swiftly aligned itself with our decision to discontinue research within inflammatory disorders. As a result, Novo Nordisk is able to increase its research within diabetes prevention and treatment, obesity and diabetes complications.

The above four cases are just examples, but important ones, that show me and the rest of the Board that Novo Nordisk has retained the agility to deal effectively with both challenges and opportunities, despite having grown into a large, global company over the past 10 years.

Like we do every year, the Board has reviewed the company's long-term strategy, and we have found it to be sound – ambitious, yet realistic and a solid basis for future growth. We have also evaluated the strength of the company's executive leadership and senior management. Together with the executive team we have assessed the company's organisational strengths and weaknesses. Whenever we have identified issues that could become a significant obstacle to meeting the company's long-term goals, we have agreed on a plan of action.

We are confident that with Chief Executive Officer Lars Rebien Sørensen and his management team, we have the leadership needed to execute Novo Nordisk's strategy effectively. In 2014, I had the pleasure of working more closely with Chief Operating Officer Kåre Schultz, who was appointed President in January 2014 as a reflection of the importance and complexity of his organisation and his successful management of it. The two newest members of the team, Lars Fruergaard Jørgensen and Jakob Riis, have both been given greater responsibilities in recognition of the strong leadership they have shown of their organisations. This, unfortunately, meant that Lise Kingo, whose remit became narrower as a result, decided to leave after a long and successful career at Novo Nordisk. I wish her all the best.

The Board intends to set up a Remuneration Committee in 2015 to ensure that Novo Nordisk's incentive schemes are appropriate for recruiting, motivating and retaining senior executives with the competences needed to drive the company's strategy successfully.

In 2014, sales grew by 8% and operating profit by 13%, both in local currencies. At the same time, significant progress was made on the key development projects. Of special note is FDA's approval of Saxenda® for weight management on 23 December.

Against this background, the Board will propose an 11% increase in dividend to 5.00 Danish kroner per share at the Annual General Meeting. The Board has further decided to initiate a new share repurchase programme of up to 15 billion kroner.

On behalf of the Board of Directors, I would like to express my appreciation for the leadership shown by Lars Rebien Sørensen and his management team, and the hard work and dedication of the entire Novo Nordisk organisation.



Göran Ando
Chairman of the Board of Directors

Chairman of the Board of Directors
Göran Ando at Novo Nordisk's
Annual General Meeting, March 2014.

LETTER FROM THE CEO

2014 ended much better than it started for Novo Nordisk. I must admit that I felt a bit uneasy during the first couple of months when following the development of our sales in the United States. We knew that it would not be plain sailing because some things had happened in 2013 that would put pressure on sales there, but we could not be absolutely sure how it would play out.

We knew sales would be negatively impacted by the loss of reimbursement for two of our main diabetes products with a large pharmacy benefit manager, which took effect in January 2014. We were also expecting that more Americans would seek medical coverage under Medicare Part D, a government-funded insurance scheme to which we give very high rebates. This would, of course, put pressure on our average net sales prices. We also knew that sales of our product Prandin® would be much lower after the product was exposed to generic competition in August 2013. On top of these events, we experienced some of our wholesalers reducing their inventories in the first quarter of 2014.

Together, this meant that 47 quarters of double-digit sales growth (measured in local currencies) – both for our US business and the company as a whole – came to an end in the first quarter, and we had to lower our sales guidance for the full year a notch.

Once we got the first quarter behind us, things started looking better; both because some of the developments stabilised and, as our chairman Göran Ando points out in his letter, because our organisation responded very professionally to the new scenario in the US. We ended the year growing our North American sales by 11% and our global sales by 8% in local currencies, which is within the range we had originally forecasted. What is more, we delivered 13% growth in operating profit in local currencies, which was better than forecasted.

Two products – Levemir® and Victoza® – accounted for more than three-quarters of the sales growth, but I am also encouraged by the very positive development in sales of our human growth hormone Norditropin®, and Tresiba®, our new long-acting insulin.

Measured in local currencies, Tresiba® accounted for 8% of sales growth and continues to do well in all the markets in which it is competing on an equal footing in terms of reimbursement status with other insulin products. Tresiba® was launched in Japan in March 2013, and by the end of 2014 it had claimed more than 26% of the segment for long-acting insulin (basal insulin) measured in value.

From a regional perspective, North America accounted for 61% of sales growth, followed by International Operations and Region China. It is also in these regions that we expect to see most of the growth in the coming years. Our sales growth, combined with continuous focus on the efficiency of our operations, resulted in operating profit growth of 10% reported and 13% in local currencies, as I mentioned earlier. Growth in net profit was 5% and, measured on an earnings per share basis, the increase was 8%. I consider this to be a solid financial performance in a year characterised by all forms of cost-containment measures by the payers of pharmaceuticals – whether these are governments, employers or their intermediaries.

Of course, pressure on prices and reimbursement restrictions for new products is not a new phenomenon. In Europe it has been the norm rather than the exception for years. In the US – the world's largest market for pharmaceuticals – pressure has been growing very significantly in the past two years, and this trend will surely continue.

That is the main reason why our sales are unlikely to return to previous double-digit growth levels in 2015. At the end of January, as I write this letter, our forecast is that sales will grow between 6 and 9% measured in local currencies.

Looking further ahead, more than anything else it is our ability to discover, develop and launch new and better products that can change the lives of people with chronic diseases such as diabetes that will determine our success as a company. We have therefore maintained our high level of spending on research and development in 2014, and we have no intention of cutting back in the coming years. Against this background, I am happy that we reached several important milestones in 2014 and that 2015 will bring an unprecedented news flow from our pipeline. You will find much more on this later in this annual report. The space available here only allows me to highlight a few important events:

- In September 2014, the European Commission granted marketing authorisation for Xultophy® for the treatment of type 2 diabetes in adults. Xultophy® is a fixed combination of insulin degludec (Tresiba®) and liraglutide (Victoza®) offering a new way to intensify treatment and improve blood glucose control. In January 2015, Switzerland was the first country to launch Xultophy®, and more countries will follow during the year.
- By the end of 2014, all the patients needed for the Tresiba® DEVOTE study had been recruited. Based on interim results from this study, Novo Nordisk would potentially be able to resubmit an application for approval as early as 2015. The decision whether to do so will be taken in the first half of the year.
- 2015 will also bring very important study results for other key development projects within diabetes: the remaining phase 3a data for faster-acting insulin aspart; all phase 3a results for the use of Victoza® in people with type 1 diabetes; the first phase 3a results for semaglutide, a once-weekly GLP-1 analogue; and phase 2 results for an oral (tablet) formulation of GLP-1.
- Our new treatment for people with obesity, liraglutide 3 mg (Saxenda®), was approved in the US in December 2014 and received a positive opinion from the European Medicines Agency's expert committee in January 2015. We expect to launch Saxenda® in the US in the first half of 2015.
- Within our haemophilia area, we launched recombinant factor VIII (NovoEight®) in Japan and some European countries for the treatment of people with haemophilia A. The product has been very well received and will be launched in the US in 2015. To ensure sufficient production capacity for our haemophilia products in the coming years, we acquired a plant in New Hampshire in August 2014, which will commence operation during 2015.

In September 2014, we decided to discontinue our research and development activities within inflammatory disorders. The decision was made after our most advanced compound, anti-IL-20 for the

NOVO NORDISK
AT A GLANCE

EMPLOYEES IN **75** COUNTRIES

PRODUCTS MARKETED IN **180** COUNTRIES

THE NOVO NORDISK WAY

In 1923, our Danish founders began a journey to change diabetes.

Today, we are thousands of employees across the world with the passion, the skills and the commitment to continue this journey to prevent, treat and ultimately cure diabetes.

- Our ambition is to strengthen our leadership in diabetes.
- We aspire to change possibilities in haemophilia and other serious chronic conditions where we can make a difference.
- Our key contribution is to discover and develop innovative biological medicines and make them accessible to patients throughout the world.
- Growing our business and delivering competitive financial results is what allows us to help patients live better lives, offer an attractive return to our shareholders and contribute to our communities.
- We never compromise on quality and business ethics.
- Our business philosophy is one of balancing financial, social and environmental considerations – we call it the Triple Bottom Line.
- We are open and honest, ambitious and accountable, and treat everyone with respect.
- We offer opportunities for our people to realise their potential.

Every day we must make difficult choices, always keeping in mind what is best for patients, our employees and our shareholders in the long run.

It's the Novo Nordisk Way.

THE PEOPLE WE FOCUS ON



DIABETES

387 million people live with diabetes[1]*



OBESITY

600 million people live with obesity[2]



HAEMOPHILIA

0.4 million people live with haemophilia[3]



GROWTH DISORDERS

2 million people live with growth disorders[4]

* All footnotes can be found on p 113.

T H E T R I P L E B O T T O M L I N E 4 1 , 4 50 e m p l oy e e s w o r l d w i d e ( + 8%) 2 4 . 4 m ill io n p a ti e n t s u s e o u r d i a b e t e s c a r e p r o d u c t s ( + 0 . 4%) 8 8 .8 D K K b ill io n in s a l e s ( +6%) 2 6 . 5 D K K b ill io n in n e t p r o fi t ( + 5%) 1 2 0 t h o u s a n d t o n s of C O 2 e m i s s io n s ( – 4%) S O C I A L LY R E S P O N S I B L E EN V I R O N M E N T A L L Y R E S P O N S I B L E P A T I EN T S F I NA N C I A L L Y R E S P O N S I B L E 2 , 9 5 9 t h o u s a n d m 3 w a t e r c o n s u m p t io n ( + 1 0% ) 5 2 0 1 4 P R O G R E S S ON S T R A T E G I C F O C U S A R E A S MI L E S T O N ES S A L E S DKK billion G L O B AL M A RK E T S H A R E value D I A B E T ES • T r e si b a ® laun c h e d in a d d it io n a l 1 4 c o u n t ri e s . • R y z o d e g ® laun c h e d in M e x i c o a s t h e f ir s t c o u n t r y . • P a t i e n t r e c r u it m e n t f i n a l i s e d f o r D E V O T E , a c a r d i o va s c ula r o u t c o m e s t r ia l d e si g n e d t o p r o v i d e t h e d a t a f o r T r e si b a ® re q u e s t e d b y t h e F D A . • X u l t o p h y ® a p p r ov e d in E u r o p e . 27% ( – 1%) O BES I T Y • S a x e n d a ® a p p r ov e d in t h e US in D e c e m b e r 2 0 1 4 a n d r e c e i v e d a p o sit i v e o p ini o n f r o m t h e E u r o p e a n M e d i c i n e s A g e n c y ’ s e x p e r t c o mm i t t e e ( C H M P ) in J a n ua r y 2 0 1 5. • N ov o E ig h t ® lau n c h e d i n e i g h t c o u n t ri e s . • M a n u f a c t u r in g f a cil i t y a c qu ir e d in N e w H a m p shir e , U S . G R O W T H D I S O RD E R S • NN 8 6 4 0 ( a o n c e - w e ek l y h u m a n g r o w t h h o r m o n e ) e n t e re d i n t o p h a s e 3 d e v e lo p m e n t . 34% (+3%) 9 . 3 9 .1 ( – 1% ) N ov o S e v e n ® 6 .1 6 . 5 ( +6%) N o r d it r o p i n ® 2 0 1 3 2 0 14 2 0 1 3 2 0 14 7 0 . 0 ( + 7% ) 6 5 . 5 M o d e r n ins u lins ( + 9% ) H u m a n ins u lins ( – 5% ) N e w - g e n e r a tio n ins u li n ( + 3 6 0%) O r a l a n tid i a b e ti c p r o d u c t s ( – 2 3% ) P ro t e i n - re l a t e d p r o d u c t s ( – 3% ) V i c to z a ® ( + 1 5% ) HA E M O P HILIA • N 8 - GP ( a lo n g - a c t in g r e c omb ina n t c o a gula tio n f a c t o r VII I d eri va ti v e ) c omple t ed f i rs t p h a se 3 tr ia l , w he r ea s f ilin g w a s p o s t p on ed t o 2 0 1 8. 2 0 1 3 2 0 14

6 A C C O M P L I S H M E N T S A ND R E S U L T S 2 0 1 4 F I N A N C I AL P E R F O R M A N C E N ov o N o rd is k ’ s 2 0 1 4 p e r f o r m a n c e o n o p e r a t i n g p r o f i t a n d f r e e c a s h f l o w e x c ee d e d b o t h t h e o u tl o o k f o r t h e y e a r p r o v i d e d in J a n ua r y a n d t h e la t e s t g u i d a n c e f r o m O c t o b e r . S a l e s g r o w t h , c a p i t a l e x p e n d i t u re a n d o t h e r r e s u l t s a r e i n l i n e w it h t h e la t e s t g u i d a n c e p r o v i d e d i n O c t o b e r . * S A L E S D E V E L O P M E N T S a l e s i n c re a s e d b y 8 % m e a s u r e d i n l o c a l c u r re n c i e s a n d b y 6 % i n D a ni s h k r o n e r . N o r t h A m e r i c a w a s t h e m a i n c o n t r i bu t o r w it h 6 1 % s h a r e o f g r o w t h m e a s u r e d i n l o c a l c u r re n c i e s , f o l lo w e d b y I n t e r n a tio n a l O p e r a tio n s a n d R e g io n C hin a . S a l e s g r o w t h w a s re a li s e d w it hi n b o t h d i a b e t e s c a r e a n d b i o p h a r m a - c e u t i c a ls , w it h t h e m a jo r i t y o f g r o w t h o r i g in a t i n g f r o m m o d e r n in s u l i n a n d V i c to z a ® . S a l e s g r o w t h h a s b e e n n e g a t i v e l y i m p a c t e d b y a r o u n d 4 p e r c e n t a g e p oi nt s , p r im a r i l y d u e t o e v e n t s i n N o r t h A m e r i c a , n o t a b l y t h e p a r t i a l l o s s o f re i m b u r s e m e n t w it h a l a r g e p h a r m a c y b en ef i t m a n a g e r , g en er i c c o m p e titio n t o P r an d i n ® a s w e l l a s e x p a n d e d M e d i c a i d a n d M e d i c a r e P a r t D u t ili s a tio n . I n t h e f o l l o w in g s ec tio n s , u n l e ss o t h e r w i s e n ot e d , m a r k e t d a t a a r e b a s e d o n m o v i n g a n n ua l t o t a l ( M A T ) f r o m N ov e mb e r 2 0 1 4 a n d N ov em b e r 2 0 1 3 p r o v i d e d b y the i n d e p en d e n t d a t a p r o v i d e r I M S H e a l th . D I A B E T E S C A RE S A L E S D E V E L O P M E N T S a l e s o f d i a b e t e s c a r e p r o d u c t s i n c re a s e d b y 9 % m e a s u r e d i n l oc a l c u r re n c i e s a n d b y 7 % i n D a ni s h k r o n e r t o D KK 6 9 , 98 0 m ill io n . N ov o N o r d is k i s t h e w o r l d l e a d e r i n d i a b e t e s c a re a n d n o w h ol d s a g l o b a l va l u e m a r k e t s h a r e o f 2 7 % c o m p a r e d t o 2 8 % a t t h e s am e t i m e l a s t y e a r . I N S UL I N AND P R O T E I N - R E L A T E D P R O D U C T S S a l e s o f in s u l i n a n d p r o t e i n - re la t e d p r o d u c t s i n c re a s e d b y 8 % i n l oc a l c u r re n c i e s a n d b y 6 % i n D a ni s h k r o n e r t o D KK 5 4 , 8 2 6 m ill io n . M e a s u r e d i n l oc a l c u r re n c i e s , s a l e s g r o w t h w a s d r i v e n b y N o r t h A m e r i c a , I n t e r n a tio n a l O p e r a tio n s a n d R e g io n C hin a . N ov o N o r d is k i s t h e g l o b a l l e a d e r w it h 4 7 % o f t h e t o t a l in s u l i n m a r k e t a n d 4 6 % o f t h e m a r k e t f o r m o d e r n in s u l i n a n d n e w - g e n e r a tio n in s u li n , b o t h m e a s u r e d i n v o l u m e . S a l e s o f n e w - g e n e r a tio n in s u l i n re a c h e d D KK 6 58 m ill io n c o m p a r e d w it h D KK 1 4 3 m ill io n i n 2 0 1 3 . T h e r o l l - o u t o f T r e si b a ® ( i n s u l i n d e g l u d e c ) , t h e o n c e - d a i l y n e w - g e n e r a tio n in s u l i n w it h a n u lt r a - lo n g d u r a tio n o f a c t io n , c o n t i n u e s a n d t h e p r o d u c t h a s n o w b e e n lau n c h e d i n 23 c o u n t r i e s , m o s t r e c e n tl y i n I t a l y . I n J a p a n , w h e r e T r e si b a ® w a s lau n c h e d i n M a r c h 2 0 1 3 w it h t h e s am e l e v e l o f re i m b u r s e m e n t a s in s u l i n g la r g i n e , i t s s h a r e o f t h e b a s a l i n s u l in m a r k e t h a s g r o wn s t e a d i l y a n d T r e si b a ® ha s n o w c a pt u r e d 2 6 % o f t h e b a s a l in s u l in m a r k e t m e a s u r e d i n m o n t h l y va l u e m a r k e t s h a r e . S im i la r l y , T r e si b a ® h a s s h o wn s o l i d p e n e t r a tio n i n o t h e r m a r k et s w it h re i m b u r s e - m e n t a t a s im i la r l e v e l t o i n s u l i n g la r g i n e , w h e re a s p e n e t r a tio n re m a in s m o d e s t in m a r k et s w it h r e s t r i c t e d m a r k e t a cc e ss c o m p a r e d t o in s u l i n g la r g i n e . R y z o d e g ® , a s o l u b l e f o r m ula tio n o f i n s u l in d e g l u d e c a n d in s u l i n a s p a r t , h a s i n a d d itio n t o M e x i c o n o w a l so b e e n lau n c h e d i n I n d ia . L aun c h a c ti v iti e s i n b o t h c o u n t r i e s a re p r o g r e s s in g a s p lan n e d a n d e a r l y f ee d b a c k f r o m p a ti e n t s a n d p r e s c r i b e r s i s e n c o u r a g in g . S a l e s o f m o d e r n in s u l i n i n c re a s e d b y 1 1 % in l oc a l c u r re n c i e s a n d b y 9 % i n D a ni s h k r o n e r t o D KK 4 1 , 5 3 7 m ill io n . N o r t h A m e r i c a a cc o u n t e d f o r 6 3 % o f t h e g r o w t h , f o l l o w e d b y I n t e r n a tio n a l O p e r a tio n s a n d R e g io n C hin a . S a l e s o f m o d e r n in s u l i n a n d n e w - g e n e r a tio n i n s u l i n n o w c o n s ti t u t e 8 0 % o f N ov o N o r d is k ’ s s a l e s o f i n s u l i n . V I C T O ZA ® ( G L P - 1 T H E R A P Y F O R T Y P E 2 D I A B E T E S ) V i c t o z a ® s a l e s i n c re a s e d b y 1 6 % i n l oc a l c u r re n c i e s a n d b y 1 5 % i n D a ni s h k r o n e r t o D KK 1 3 , 4 2 6 m ill io n . S a l e s g r o w t h i s d r i v e n b y N o r t h A m e r i c a a n d re f l ec t s a l o w e r G L P - 1 v o l u m e g r o w t h a n d t h e i m p a c t o f t h e p a r t ia l lo ss o f re i m b u r s e m e n t w it h a la r g e p h a r m a c y b e n e f i t m a n a g e r i n t h e U S . D e s p i t e t h e l o w e r v o l u m e g r o w t h , t h e G L P - 1 s e g m e n t ’ s va l u e s h a r e o f t h e t o t a l d i a b e t e s c a r e m a r k e t h a s i n c re a s e d t o 7 . 0 % c o m p a r e d t o 6 . 7 % in 2 0 1 3 . V i c to z a ® i s m a r k e t l e a d e r i n t h e G L P - 1 s e g m e n t w it h a 7 1 % va l u e m a r k e t s h a r e , w h i c h i s c o m p a r a b l e t o t h e s h a r e i n 2 0 1 3 . 2 0 1 4 P E R F O R M A N C E A N D 2 0 1 5 O UT L O O K * P l e a s e r e f e r t o t h e c o m p a n y a n n o u n c e m e n t o f 30 J a nu a r y 2 0 1 5 f o r e x p l a n a tio n o f r e s u l t s c o m p a r e d w it h t h e l a t e st e xpe c t a tio n s . 2010 2011 2012 2013 2014 0 5 10 15 20% 2 5 S AL E S G R O W T H • I n D K K a s r e p o r t e d • I n l oc a l cu r r e n c i e s 2010 2011 2012 2013 2014 0 20 40 60 80 100 SALES BY SEGMENT Biopharmaceuticals D i a b e t e s c a r e D K K b ill io n 2010 2011 201 2 * 2013 2014 * 0 20 40 60 80% 100 S H A R E O F G R O W T H I N L OC A L C U R R EN C I ES J a p a n & K o r e a R e g io n C hi n a I n t er n a tio n a l O p er a tio n s E u r o p e N o r th A m er i c a * I n 2 0 1 2 a nd 2 0 1 4 J a p a n & K o r e a c o n t r i bu t e d – 1 % t o t h e t o t a l g r o w t h . N O V O N O R D I S K A NN U A L R E P O R T 2 0 1 4

ACCOMPLISHMENTS AND RESULTS 2014 | 7

### NOVONORM®/PRANDIN®/PRANDIMET® (ORAL ANTIDIABETIC PRODUCTS)

Sales of oral antidiabetic products decreased by 22% in local currencies and by 23% in Danish kroner to DKK 1,728 million. The negative sales development reflects an impact from generic competition in the US since August 2013.

## BIOPHARMACEUTICALS SALES DEVELOPMENT

Sales of biopharmaceutical products increased by 6% measured in local currencies and by 4% in Danish kroner to DKK 18,826 million. Sales growth was primarily driven by North America and International Operations.

### NOVOSEVEN® (BLEEDING DISORDERS THERAPY)

Sales of NovoSeven® remained unchanged in local currencies and decreased by 1% in Danish kroner to DKK 9,142 million. The stagnant sales development reflects growth in International Operations, which is being offset by lower sales in Europe, Japan and North America. The market for NovoSeven® remains volatile as it depends on the number of critical bleeding episodes and surgical procedures undertaken on haemophilia patients with inhibitors.

### NORDITROPIN® (GROWTH HORMONE THERAPY)

Sales of Norditropin® increased by 10% in local currencies and by 6% in Danish kroner at DKK 6,506 million. The sales growth is primarily derived from North America and is driven by contractual wins, increased demand driven by the prefilled FlexPro® device as well as the support programmes that Novo Nordisk offers healthcare professionals and patients. Novo Nordisk is the leading company in the global growth hormone market with a 33% market share measured in volume.

### OTHER BIOPHARMACEUTICALS

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 17% in local currencies and by 16% in Danish kroner to DKK 3,178 million. Sales growth is primarily driven by a positive impact from pricing of Vagifem® in the US and the launch of NovoEight® in Europe and Japan.

## DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 3% to DKK 14,562 million, resulting in a gross margin of 83.6% compared to 83.1% in 2013. This development reflects an underlying improvement driven by favourable price development in North America and a positive impact from product mix, primarily due to increased sales of modern insulin and Victoza®.

Sales and distribution costs increased by 1% in local currencies and decreased by 1% in Danish kroner to DKK 23,223 million. The modest increase in costs reflects sales force investments in the US, China and selected countries in International Operations, which is being partly offset by lower promotional spend in the US and Europe.

Research and development costs increased by 18% in local currencies and by 17% in Danish kroner to DKK 13,762 million. The significant increase in costs reflects the progression of the late-stage diabetes care portfolio and the associated increase in headcount as well as the discontinuation of activities within inflammatory disorders announced in September 2014. Within the late-stage diabetes care portfolio, costs are primarily driven by the phase 3a programme SUSTAIN® for the once-weekly GLP-1 analogue semaglutide, clinical trials with Tresiba®, including the cardiovascular outcomes trial DEVOTE, the phase 3a programme onset® for faster-acting insulin aspart as well as the ongoing phase 2 trial for the oral formulation of semaglutide.

Administration costs increased by 2% in local currencies and by 1% in Danish kroner to DKK 3,537 million.

Other operating income (net) was DKK 770 million compared to DKK 682 million in 2013.

Operating profit increased by 10% in Danish kroner to DKK 34,492 million. In local currencies the growth was 13%.

## NET FINANCIALS AND TAX

Net financials showed a net loss of DKK 396 million compared to a net income of DKK 1,046 million in 2013.

In line with Novo Nordisk's treasury policy, the most significant foreign exchange risks for the Group were hedged, primarily through foreign exchange forward contracts. The foreign exchange result was an expense of DKK 381 million compared to an income of DKK 1,146 million in 2013. This development primarily reflects losses on non-hedged commercial balances, following especially the depreciation of the Russian rouble and the

CONTINUED ▶

### DEVELOPMENT IN COSTS

Costs in % of sales


Sales and distribution
Cost of goods sold
Research and development
Administration
%
40
30
20
10
0
2010 2011 2012 2013 2014

### OPERATING PROFIT


Operating profit (left)
Operating profit margin (right)
DKK billion
%
40
30
20
10
0
2010 2011 2012 2013 2014

### NET PROFIT


Net profit (left)
Net profit margin (right)
DKK billion
%
40
30
20
10
0
2010 2011 2012 2013 2014

NOVO NORDISK ANNUAL REPORT 2014

8 | ACCOMPLISHMENTS AND RESULTS 2014

Argentinian peso during 2014. As of 31 December 2014, foreign exchange hedging losses of around DKK 2,200 million have been deferred for recognition in the income statement in 2015.

The effective tax rate for 2014 was 22.3%.

## CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 4.0 billion compared to DKK 3.2 billion in 2013. Net capital expenditure was primarily related to investments in filling capacity in the US and Russia, expansion of a pilot plant facility, prefilled device production facilities in the US and Denmark as well as additional GLP-1 manufacturing capacity.

Free cash flow was DKK 27.4 billion compared to DKK 22.4 billion in 2013. The increase of 23% compared to 2013 primarily reflects the impact of non-recurring tax payments in 2013 related to transfer pricing disputes and the underlying growth in net profit.

**CAPITAL EXPENDITURE, NET**

■ Capital expenditure, net (left)
● Capital expenditure, net to sales (right)


DKK billion
%
4
3
2
1
0
8
6
4
2
0
2010
2011
2012
2013
2014

**FREE CASH FLOW**

■ Free cash flow


DKK billion
30
25
20
15
10
5
0
2010
2011
2012
2013
2014

## OUTLOOK 2015

The current expectations for 2015 are summarised in the table below:

| EXPECTATIONS ARE AS REPORTED, IF NOT OTHERWISE STATED | EXPECTATIONS 30 JANUARY 2015 |
|---|---|
| **Sales growth** | |
| • in local currencies | 6–9% |
| • as reported | Around 12 percentage points higher |
| **Operating profit growth** | |
| • in local currencies | Around 10% |
| • as reported | Around 19 percentage points higher |
| **Net financials** | Loss of around DKK 5 billion |
| **Effective tax rate** | Around 22% |
| **Capital expenditure** | Around DKK 5.0 billion |
| **Depreciation, amortisation and impairment losses** | Around DKK 3.0 billion |
| **Free cash flow** | DKK 29–31 billion |

Sales growth for 2015 is expected to be 6–9% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulin, Victoza® and Tresiba® as well as a modest sales contribution from the launches of Saxenda® and Xultophy®. These sales drivers are expected to be partly countered by an impact from increased rebate levels in the US, intensifying competition within diabetes and biopharmaceuticals as well as macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 12 percentage points higher than growth measured in local currencies.

For 2015, operating profit growth is expected to be around 10% measured in local currencies. The expectations for operating profit growth above the level of sales growth reflect expectations for modest growth in selling, distribution and administration costs as well as declining research and development costs reflecting the 2014 cost impact of the decision to discontinue all activities within inflammatory disorders. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 19 percentage points higher than growth measured in local currencies equivalent to a reported operating profit growth of around 29%.

For 2015, Novo Nordisk expects a net financial loss of around DKK 5 billion. The current expectation primarily reflects losses associated with foreign exchange hedging contracts, particularly following the appreciation of the US dollar versus the Danish krone compared to the average prevailing exchange rates in 2014. As a consequence of these significant hedging losses, the reported pre-tax profit is expected to grow approximately 16%.

The effective tax rate for 2015 is expected to be around 22%.

Capital expenditure is expected to be around DKK 5.0 billion in 2015, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for insulin active pharmaceutical ingredient production, construction of new research facilities and an expansion of the insulin filling capacity. Depreciation, amortisation and impairment losses are expected to be around DKK 3.0 billion. Free cash flow is expected to be DKK 29–31 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2015, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk's operating profit as outlined in the table below. The financial impact from foreign exchange hedging is included in 'Net financials'.

| KEY INVOICING CURRENCIES | ANNUAL IMPACT ON NOVO NORDISK'S OPERATING PROFIT OF A 5% MOVEMENT IN CURRENCY | HEDGING PERIOD (MONTHS) |
|---|---|---|
| USD | DKK 1,600 million | 11 |
| CNY | DKK 260 million | 11* |
| JPY | DKK 115 million | 12 |
| GBP | DKK 80 million | 11 |
| CAD | DKK 60 million | 11 |

* USD used as proxy when hedging Novo Nordisk's CNY currency exposure.

NOVO NORDISK ANNUAL REPORT 2014

ACCOMPLISHMENTS AND RESULTS 2014 | 9

# LONG-TERM FINANCIAL TARGETS

Novo Nordisk introduced four long-term financial targets in 1996 to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation. The targets have subsequently been revised and updated on several occasions, most recently in connection with the release of the financial statement for 2012. The targets have been selected to ensure focus on growth, profitability, efficient use of capital and cash flow generation.

The targets are based on an assumption of a continuation of the current business environment. Significant changes to the business environment, including the structure of the US healthcare system, regulatory requirements, pricing and contracting environment, competitive environment, healthcare reforms and exchange rates, may significantly impact the time horizon for achieving the long-term targets or require them to be revised.

| LONG-TERM FINANCIAL TARGET | Result 2014 | Target |
|---|---|---|
| Operating profit growth | 10% | 15% |
| Operating margin | 39% | 40% |
| Operating profit after tax to net operating assets | 101% | 125% |
| Cash to earnings | 103% | |
| Cash to earnings (three-year average) | 93% | 90% |

## FORWARD-LOOKING STATEMENTS

Novo Nordisk's reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and Form 20-F, both expected to be filed with the SEC in February 2015, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as 'believe', 'expect', 'may', 'will', 'plan', 'strategy', 'prospect', 'foresee', 'estimate', 'project', 'anticipate', 'can', 'intend', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

- statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk's products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
- statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
- statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
- statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the heading '2014 performance and 2015 outlook' and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, reliance on information technology, Novo Nordisk's ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors on pp 42–43.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

### GROWTH IN OPERATING PROFIT


● Realised
— Target
%
40
30
20
10
0
2010
2011
2012
2013
2014

### OPERATING MARGIN


● Realised
— Target
%
40
35
30
25
2010
2011
2012
2013
2014

### OPERATING PROFIT AFTER TAX TO NET OPERATING ASSETS


● Realised
— Target
%
125
100
75
50
2010
2011
2012
2013
2014

### CASH TO EARNINGS

Three-year average


● Realised
— Target
%
120
90
60
30
0
2010
2011
2012
2013
2014

NOVO NORDISK ANNUAL REPORT 2014

10 | ACCOMPLISHMENTS AND RESULTS 2014

# RESEARCH AND DEVELOPMENT

In 2014, Novo Nordisk made important advances in its product development pipeline. The high level of activity in 2014 is underscored by the number of patients in clinical trials with Novo Nordisk products. As seen from the graph, the total number of patient years increased from 16,000 in 2013 to more than 26,000 in 2014.

Below are highlights from key late-stage development projects. The pipeline overview on pp 26–27 shows all compounds in clinical development, and further details on clinical trial results can be found in the company announcements and press releases published by Novo Nordisk during 2014, which are available on novonordisk.com.

## DIABETES

The cardiovascular outcomes trial for Tresiba® (insulin degludec), DEVOTE, was initiated in October 2013 in response to a request from the FDA. Recruitment of the 7,500 trial participants with type 2 diabetes who have existing, or high risk of, cardiovascular disease was completed by the end of 2014 and by the end of January 2015 the required number of major adverse cardiovascular events (MACE) for the prespecified interim analysis had been accumulated.

Novo Nordisk expects to decide during the first half of 2015 whether to submit the result of this interim analysis to the FDA or to await completion of the DEVOTE trial. The result of an interim analysis carries a higher level of uncertainty than the final study results as this preliminary estimate is built on a lower number of observations. Accordingly, a relative risk estimate that is derived from an interim analysis may or may not support resubmission regardless of the final trial result. A possible decision not to submit the interim analysis to the FDA will not in itself indicate a cardiovascular safety issue related to the use of Tresiba®. Safety of patients in the DEVOTE trial is overseen by an independent Data Monitoring Committee, which would recommend that the trial is stopped should a safety concern arise.

At present, the DEVOTE trial remains blinded to regulatory authorities. In Novo Nordisk only a small team will have access to the data. This team will interact with FDA and will decide whether to resubmit the degludec file including the interim data. Novo Nordisk management will not have access to the unblinded results of the interim analysis, and the result of the interim analysis will not be communicated when the decision whether to submit the interim analysis to the FDA is taken. The full DEVOTE trial is now expected to be completed in the second half of 2016.

In September 2014, the European Commission granted marketing authorisation for Xultophy®, a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®). Xultophy® is indicated for the treatment of adults with type 2 diabetes to improve glycaemic control in combination with oral glucose-lowering medicinal products when these alone or combined with basal insulin do not provide adequate glycaemic control. Xultophy® is administered independently of meals and has shown consistent results in strongly improving glycaemic control in both insulin-naïve people and people with type 2 diabetes that are uncontrolled on basal insulin. Xultophy® was launched in Switzerland in January 2015 and will be launched in other European countries during 2015.

**PATIENT YEARS IN CLINICAL TRIALS***


Japan & Korea
Region China
International Operations
Europe
North America
Thousand
30
25
20
15
10
5
0
2010
2011
2012
2013
2014

* A patient year is measured as the total number of months a patient is enrolled in a clinical trial divided by 12.

## OBESITY

In December 2014, the US Food and Drug Administration (FDA) approved the New Drug Application (NDA) for Saxenda® (liraglutide 3 mg), the first once-daily human glucagon-like peptide-1 (GLP-1) analogue for the treatment of obesity. Saxenda® is indicated as an adjunct to a reduced-calorie diet and increased physical activity for chronic weight management in adults with obesity (BMI ≥30) or who are overweight (BMI ≥27) with at least one weight-related comorbidity such as type 2 diabetes and cardiovascular disease. Novo Nordisk expects to launch Saxenda® in the US in the first half of 2015.

In January 2015, Saxenda® received a positive opinion from the European Medicines Agency's expert committee. The final marketing authorisation from the European Commission is expected within approximately three months.

## HAEMOPHILIA

During 2014, Novo Nordisk completed 3 of 4 phase 3a trials with long-acting recombinant factor VIII, N8-GP (turoctocog alfa pegol), for haemophilia A patients, investigating N8-GP as a treatment for adults, children, during surgical procedures and as prophylactic treatment. The data reported so far confirm the efficacy of N8-GP, which also appeared safe and well tolerated in the trials.

New data were reported from phase 3a trials with a glycoPEGylated long-acting recombinant factor IX, N9-GP, for people with haemophilia B. The data reported so far confirm the efficacy of N9-GP, which also appeared safe and well tolerated in the trials. Novo Nordisk expects to submit N9-GP for approval to the regulatory authorities in the second half of 2015.

## GROWTH HORMONE

In November 2014, patients with Adult Growth Hormone Deficiency (AGHD) were treated in the first phase 3a trial with a once-weekly human growth hormone, NN8640.

## INFLAMMATORY DISORDERS

In September 2014, Novo Nordisk decided to discontinue all its research and development activities within inflammatory disorders and instead increase its efforts within diabetes prevention and treatment, obesity and diabetes complications. The decision followed a review of Novo Nordisk's strategic position within inflammatory disorders after the company's most advanced compound, anti-IL-20 for the treatment of rheumatoid arthritis, failed to show efficacy in a phase 2 trial. Without this product, Novo Nordisk's earliest possible entrance into the market for anti-inflammatory therapeutics would be delayed to the late 2020s.

NOVO NORDISK ANNUAL REPORT 2014

ACCOMPLISHMENTS AND RESULTS 2014 | 11

SOCIAL PERFORMANCE

Social performance has three dimensions: improving access to medical treatment and quality of care for patients, offering a healthy and engaging working environment, and providing assurance that responsible business practices are in place, with the aim of contributing to the communities in which the company operates.

PATIENTS

Of the 387 million people living with diabetes[1] it is known that just over half of them are diagnosed and many of those diagnosed do not receive medical treatment.[5]

As part of Novo Nordisk's strategy for global access to diabetes care, the company has set a long-term target to reach 40 million people in 2020 with its diabetes care products, a doubling from the baseline number in 2010. The aim is to enable more people with diabetes to receive medical treatment.

In 2014, Novo Nordisk provided medical treatments to an estimated 24.4 million people with diabetes worldwide, compared with 24.3 million in 2013. The estimated number is calculated based on WHO's recommended daily doses for diabetes medicines. The number reflects an increase in the number of people treated with modern and new-generation insulins, countered by a decline in the number of people treated with human insulin, following the loss of a large tender contract. Novo Nordisk is committed to expanding access to medical treatment and care for people with diabetes throughout the world and has several programmes specifically targeting people in low-income settings, while also focusing on enhancing quality of care through product innovation.

Novo Nordisk sold human insulin according to the company's differential pricing policy in 32 of the world's 48 poorest countries, compared to 35 countries in 2013. According to this policy the price should not exceed 20% of the average insulin price in the western world (defined as the EU, Norway, Switzerland, the US, Canada and Japan). The pricing policy is offered through government tenders or private market distributors to all of the countries listed by the UN as Least Developed Countries (LDC). In 2014 the LDC ceiling price for insulin treatment per patient per day was USD 0.24, while the average realised price for insulin sold under the programme was USD 0.16.

By the end of 2014, important progress had been achieved on Changing Diabetes® programmes reaching people with diabetes and building capacity. The Changing Diabetes® in Children programme has been rolled out in nine countries since launch in 2009, reaching more than 13,000 children. By now, 108 clinics have been established and more than 5,700 healthcare professionals have been trained. The Changing Diabetes® in Pregnancy programme, also launched in 2009, has screened 27,700 women for gestational diabetes mellitus and 2,700 women have been diagnosed and subsequently treated. The Base of the Pyramid programme has, since launch in 2011, established seven Diabetes Support Centres in Nigeria and four in Ghana. The programme has been scaled up in Kenya in terms of capacity-building and ensuring supply.

Donations through the World Diabetes Foundation (WDF) amounted to DKK 66 million in 2014. The WDF is an independent non-profit organisation established in 2002 by Novo Nordisk to help expand access to diabetes care. The foundation invests in sustainable initiatives to build healthcare capacity with the aim to improve prevention and treatment of diabetes in developing countries. In 2014 the WDF supported 38 new projects. Among these are projects with a focus on avoiding diabetes complications and others aimed at reaching people in the most remote rural areas. Read more on worlddiabetesfoundation.org.

Novo Nordisk also provides financial support to improve global access to haemophilia care. In 2014 the company donated DKK 18 million to the Novo Nordisk Haemophilia Foundation, established in 2005. The foundation supports projects and fellowships in developing and emerging economies. Initiatives focus on capacity-building, awareness, diagnosis and registries. Read more on nnhf.org.

In 2014 Novo Nordisk was ranked second in the Access to Medicine Index, climbing four places since the 2012 Index. Novo Nordisk's ranking is a reflection of the company's consideration of access to medicine within its core business, including equitable pricing strategies, local capability-building and integrating donations into business activities.

EMPLOYEES

At the end of 2014, the total number of employees was 41,450, corresponding to 40,957 full-time positions, which is an 8% increase compared with 2013. This growth is primarily driven by expansion within International Operations and in Denmark, primarily within research & development and production.

Employee turnover increased from 8.1% in 2013 to 9.0%. This level is in line with recent years, with turnover rates of 8–10%.

The consolidated score in the annual employee survey, eVoice, was 4.3, measured on a scale of 1 to 5, with 5 being the best score. The survey measures the extent to which the organisation is working in accordance with the Novo Nordisk Way. The 2014 result reflects a strong culture and commitment to the company's values, despite a slight decrease compared with the 4.4 score in 2013.

By the end of 2014 a total of 76% of the 33 senior management teams were composed of a diverse group, with members of both genders and different nationalities, compared with 70% in 2013. As a result of targeted efforts, 32 of the senior management teams now have gender diversity, while diversity of nationalities in some management teams has proven more difficult to achieve. The aspiration was to reach 100% by the end of 2014, but this has not yet been achievable. This reflects that while diversity is a priority in the selection of candidates for recruitment and promotions, it is also a principle to always choose the best person for the job. To ensure a robust pipeline of talent for management positions, a new aspiration has been set that requires all management teams, including entry-level and middle management, to enhance diversity in terms of both gender and nationality.

In 2014, the average frequency rate of occupational accidents with absence decreased to 3.2 per million working hours, compared with 3.5 in 2013, as a result of continued roll-out in the global organisation of uniform occupational health and safety management procedures.

CONTINUED ▶

NOVO NORDISK ANNUAL REPORT 2014

12 | ACCOMPLISHMENTS AND RESULTS 2014

**PATIENTS REACHED WITH DIABETES CARE PRODUCTS**
Estimate


Realised
Target (2020)
Million
50
40
30
20
10
0
2010 2011 2012 2013 2014

**WORKING THE NOVO NORDISK WAY**
Average score in annual employee survey


Realised
Target
Scale
5
4
3
2
1
2010 2011 2012 2013 2014

**DIVERSE SENIOR MANAGEMENT TEAMS**


Realised
Target (2014)*
%
100
80
60
40
20
0
2010 2011 2012 2013 2014

* All senior management teams must comply with the target to be diverse in terms of gender and nationality or explain why this has not yet been achievable.

## ASSURANCE

Training in business ethics is mandatory and a high priority. Annual business ethics training is required for all employees, including new hires. Business ethics training is also a key element in the onboarding programmes. In 2014, 98% of all relevant employees completed and documented their training and passed the related tests. This is a slight increase from 97% in 2013. The high level is attributed to the constant focus and communication by senior management on the importance of business ethics compliance.

Adherence to the company's global standards for ethical behaviour must be observed and is monitored. Internal business ethics assurance activities are conducted using on-site interviews and documentation reviews to assess compliance with legal requirements and internal procedures. During 2014, 42 business ethics assurance reviews were conducted, compared with 45 in 2013.

During the year, the global facilitator team conducted 69 audits of units' adherence to the Novo Nordisk Way, so-called facilitations, covering approximately 16,500 employees, which is close to 40% of the entire workforce. The facilitations conducted in 2014 showed a high level of compliance with the Novo Nordisk Way. A facilitation consists of document review and interviews with local management, employees and stakeholders to determine the level of adherence to corporate values and expected behaviours spelled out in the Novo Nordisk Way.

Best practices are shared internally while findings of non-compliance are reported to local management, which must subsequently implement corrective actions. In 2014, 95% of actions were closed on time. A summary report, presented to the Board of Directors, outlines key observations and trends across all facilitations, and the conclusion is that there is a high level of compliance in 2014 with the Novo Nordisk Way across the organisation.

A total of 224 supplier audits were conducted to assess their level of compliance with the company's standards for suppliers. These relate to quality as well as environment, labour, human rights and business ethics, in line with Novo Nordisk's responsible sourcing policy.

These audits are undertaken by Novo Nordisk's global quality organisation. The level of audit activity was on par with 2013. Of the audits in 2014, 25 were focused on responsible sourcing criteria, which is the same level as in 2013. Only high-risk suppliers, identified through a robust risk assessment, are selected for responsible sourcing audits. In 2014, no critical findings were identified.

In 2014, Novo Nordisk had two product recalls from the market compared with six in 2013. One recall was due to inappropriate product storage in the external distribution chain. The other concerned a packaging issue. Local health authorities were informed in both instances to ensure that distributors, pharmacies, doctors and patients received appropriate information.

In 2014 no Warning Letters were issued to Novo Nordisk and there were no re-inspections. A total of 112 inspections were conducted by regulatory authorities or certified bodies at Novo Nordisk sites, at clinics conducting investigations for Novo Nordisk or for voluntary ISO 9001 certification compared with 84 inspections in 2013. Of the 112 inspections, 59 were either ISO inspections or inspections by the US Food & Drug Administration (FDA), by the Japanese PMDA or by members of the European EMA, of which 32 were passed and 27 were unresolved at year-end.

## LONG-TERM SOCIAL TARGETS

Novo Nordisk has chosen three long-term social targets to support long-term financial performance, balancing responsibility with profitability, with the aim of creating sustainable value for shareholders and other stakeholders. The social targets reflect aspirations expressed in the Novo Nordisk Way: helping people live better lives, working the Novo Nordisk Way and nurturing a diverse working environment. The long-term patient target is expected to be reached. Development year on year will vary, reflecting gains and losses of large tenders and contracts. The diversity target expired at the end of 2014 and a new aspiration has been set that expands the scope to focus on enhancing diversity in all management teams.

NOVO NORDISK ANNUAL REPORT 2014

ACCOMPLISHMENTS AND RESULTS 2014 | 13

# ENVIRONMENTAL PERFORMANCE

Novo Nordisk measures environmental performance on four dimensions: consumption of water, consumption of energy, $CO_2$ emissions from energy consumption and waste.

## ENERGY AND WATER

In 2014, 2,556,000 GJ energy and 2,959,000 m³ water were consumed at production sites around the world. Energy consumption decreased by 1% despite increased production as a result of the focus on optimisations in the production processes.

Water consumption increased by 10% compared with 2013. This development reflects the increased production volume, as well as raised internal requirements regarding the quality of water used in production. 70% of the water is used at production sites located in water-scarce regions in Brazil, China and Denmark. These sites have particular focus on water stewardship.

## $CO_2$ EMISSIONS

Novo Nordisk met its long-term target of reducing $CO_2$ emissions from energy consumption for production by 10% in absolute measures from 2004 to 2014. In 2014 these emissions amounted to 120,000 tons of $CO_2$. This equals a 4% decrease compared with 2013 and a 45% reduction compared with 2004. The decrease in 2014 is a result of decreasing energy consumption overall and a change at a filling plant to a supplier with less $CO_2$-intensive power production.

Since 2004, Novo Nordisk has reduced $CO_2$ emissions from energy consumption for production by 97,000 tons, equal to 45%, while in the same period the company has grown by 206% measured in sales. Key drivers have been process optimisations, conversion to renewable energy supplies and more than 700 energy-saving projects, which have led to a total reduction in $CO_2$ emissions of 45,000 tons annually.

Novo Nordisk is now expanding its scope of reporting to include $CO_2$ emissions from business flights and leased company cars. In 2014, business flights resulted in estimated emissions of $CO_2$ of 68,000 tons, which is 6% less than in 2013. This is the result of a focus on keeping costs low. The estimated $CO_2$ emissions from leased company cars increased by 1% from 71,000 tons to 72,000 tons. The increase is due to a growing workforce.

## WASTE

In 2014, Novo Nordisk generated 30,720 tons of waste, which is an increase of 51% compared with 2013. This increase reflects the fact that the company has chosen to apply the precautionary principle and dispose of specific wastewater fractions as hazardous waste for treatment in incineration plants rather than discharging them to wastewater treatment plants. Moreover, non-recyclable ethanol waste increased due to extraordinary challenges with regeneration of used ethanol in diabetes care.

More than half the waste volume is recycled or recovered; 26% of the total waste is recycled, and 30% is incinerated with energy recovery. Only 3% of waste is sent to landfill.

## LONG-TERM ENVIRONMENTAL TARGETS

Novo Nordisk has chosen three long-term environmental targets to support long-term financial performance, balancing responsibility with profitability, with the aim of creating sustainable value for shareholders and other stakeholders. The efforts to reduce consumption of energy and water and $CO_2$ emissions contribute to optimising production efficiency and reducing environmental impacts. The targets are ambitious and reflect the aspiration of continuous decoupling of environmental impacts from business growth, measured as increase in sales in local currencies.

The targets for energy and water consumption have been set as a maximum 50% increase compared with business growth, measured as a three-year average. This will be particularly challenging in years of production expansion and running-in of new plants or production lines. The target for consumption of water is challenging, as stricter internal requirements for water quality and introduction of new production lines lead to relatively higher increases in water consumption. The target for consumption of energy is expected to be met. In 2015, Novo Nordisk will evaluate whether a new reduction target for $CO_2$ emissions from energy consumption for production will continue to support business priorities.

### ENERGY CONSUMPTION


Realised
Target (not to exceed)*
1,000,000 GJ
4
3
2
1
0
2010
2011
2012
2013
2014

* From 2007 to 2011 the target was set as an accumulated reduction over four years from a 2007 baseline.

### WATER CONSUMPTION


Realised
Target (not to exceed)*
1,000,000 m³
4
3
2
1
0
2010
2011
2012
2013
2014

* From 2007 to 2011 the target was set as an accumulated reduction over four years from a 2007 baseline.

### $CO_2$ EMISSIONS FROM ENERGY CONSUMPTION


Realised
Target (not to exceed by 2014)
1,000 tons
200
150
100
50
0
2010
2011
2012
2013
2014

NOVO NORDISK ANNUAL REPORT 2014

14 | ACCOMPLISHMENTS AND RESULTS 2014

# PERFORMANCE HIGHLIGHTS

| | 2010 | 2011 | 2012 | 2013 | 2014 | 2013–2014 |
|---|---|---|---|---|---|---|
| **FINANCIAL PERFORMANCE** | | | | | | Change |
| Net sales | 60,776 | 66,346 | 78,026 | 83,572 | 88,806 | 6% |
| Underlying sales growth in local currencies | 13.0% | 11.4% | 11.6% | 11.9% | 8.3% | |
| Currency effect (local currency impact) | 6.0% | (2.2%) | 6.0% | (4.8%) | (2.0%) | |
| Net sales growth as reported | 19.0% | 9.2% | 17.6% | 7.1% | 6.3% | |
| Depreciation, amortisation and impairment losses | 2,467 | 2,737 | 2,693 | 2,799 | 3,435 | 23% |
| Operating profit | 18,891 | 22,374 | 29,474 | 31,493 | 34,492 | 10% |
| Net financials | (605) | (449) | (1,663) | 1,046 | (396) | N/A |
| Profit before income taxes | 18,286 | 21,925 | 27,811 | 32,539 | 34,096 | 5% |
| Net profit for the year | 14,403 | 17,097 | 21,432 | 25,184 | 26,481 | 5% |
| Total assets | 61,402 | 64,698 | 65,669 | 70,337 | 77,062 | 10% |
| Equity | 36,965 | 37,448 | 40,632 | 42,569 | 40,294 | (5%) |
| Capital expenditure, net | 3,308 | 3,003 | 3,319 | 3,207 | 3,986 | 24% |
| Free cash flow[1] | 17,013 | 18,112 | 18,645 | 22,358 | 27,396 | 23% |
| **FINANCIAL RATIOS** | | | | | | |
| Percentage of sales | | | | | | |
| Sales outside Denmark | 99.4% | 99.3% | 99.4% | 99.4% | 99.5% | |
| Sales and distribution costs | 29.9% | 28.6% | 27.6% | 28.0% | 26.2% | |
| Research and development costs | 15.8% | 14.5% | 14.0% | 14.0% | 15.5% | |
| Administrative costs | 5.0% | 4.9% | 4.2% | 4.2% | 4.0% | |
| Gross margin[1] | 80.8% | 81.0% | 82.7% | 83.1% | 83.6% | |
| Net profit margin[1] | 23.7% | 25.8% | 27.5% | 30.1% | 29.8% | |
| Effective tax rate[1] | 21.2% | 22.0% | 22.9% | 22.6% | 22.3% | |
| Equity ratio[1] | 60.2% | 57.9% | 61.9% | 60.5% | 52.3% | |
| Return on equity[1] | 39.6% | 46.0% | 54.9% | 60.5% | 63.9% | |
| Cash to earnings[1] | 118.1% | 105.9% | 87.0% | 88.8% | 103.5% | |
| Payout ratio[1] | 39.6% | 45.3% | 45.3% | 47.1% | 48.7% | |
| **LONG-TERM FINANCIAL TARGETS** | | | | | | Targets |
| Operating margin[1] | 31.1% | 33.7% | 37.8% | 37.7% | 38.8% | 40% |
| Operating profit growth | 26.5% | 18.4% | 31.7% | 6.9% | 9.5% | 15% |
| Operating profit after tax to net operating assets[1] | 63.6% | 77.9% | 99.0% | 97.2% | 101.0% | 125% |
| Cash to earnings (three-year average) | 115.6% | 112.8% | 103.7% | 93.9% | 93.1% | 90% |

**SALES BY GEOGRAPHIC REGION**


Japan & Korea
Region China
International Operations
Europe
North America
DKK billion
100
80
60
40
20
0
2010 2011 2012 2013 2014

**DIABETES CARE SALES**


New-generation insulin
Oral antidiabetic products (OAD)
Protein-related products
Victoza®
Human insulins
Modern insulins (insulin analogues)
DKK billion
100
80
60
40
20
0
2010 2011 2012 2013 2014

**BIOPHARMACEUTICALS SALES**


Other products
Norditropin®
NovoSeven®
DKK billion
20
16
12
8
4
0
2010 2011 2012 2013 2014

NOVO NORDISK ANNUAL REPORT 2014

ACCOMPLISHMENTS AND RESULTS 2014 | 15

| | 2010 | 2011 | 2012 | 2013 | 2014 | 2013–2014 |
|---|---|---|---|---|---|---|
| **SOCIAL PERFORMANCE** | | | | | | Change |
| Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy | 33 | 36 | 35 | 35 | 32 | (9%) |
| Donations (DKK million)[2] | 84 | 81 | 84 | 83 | 84 | 1% |
| New patent families (first filings) | 62 | 80 | 65 | 77 | 93 | 21% |
| Employees (total) | 30,483 | 32,632 | 34,731 | 38,436 | 41,450 | 8% |
| Employee turnover | 9.1% | 9.8% | 9.1% | 8.1% | 9.0% | |
| Relevant employees trained in business ethics | 98% | 99% | 99% | 97% | 98% | |
| Product recalls | 5 | 5 | 6 | 6 | 2 | (67%) |
| Warning Letters and re-inspections | 0 | 0 | 1 | 1 | 0 | |
| Company reputation with external key stakeholders (scale 1–7) | N/A | 5.6 | 5.7 | 5.8 | 5.8 | |
| **LONG-TERM SOCIAL TARGETS** | | | | | | Targets |
| Patients reached with Novo Nordisk diabetes care products (estimate in million) | N/A | 20.9 | 22.8 | 24.3 | 24.4 | 40 by 2020 |
| Working the Novo Nordisk Way (scale 1–5) | N/A | 4.3 | 4.3 | 4.4 | 4.3 | 4.0 |
| Diverse senior management teams | 54% | 62% | 66% | 70% | 76% | 100% by 2014[3] |
| **ENVIRONMENTAL PERFORMANCE** | | | | | | Change |
| Energy consumption (1,000 GJ) | 2,234 | 2,187 | 2,433 | 2,572 | 2,556 | (1%) |
| Water consumption (1,000 $m^3$) | 2,047 | 2,136 | 2,475 | 2,685 | 2,959 | 10% |
| $CO_2$ emissions from energy consumption (1,000 tons) | 95 | 94 | 122 | 125 | 120 | (4%) |
| Organic residues (tons) | 65,332 | 71,685 | 99,209 | 110,228 | 110,095 | 0% |
| Waste (tons) | 18,280 | 18,695 | 19,213 | 20,387 | 30,720 | 51% |
| **LONG-TERM ENVIRONMENTAL TARGETS** | | | | | | Targets |
| Energy consumption (vs prior year) | (1%) | (2%) | 11% | 6% | (1%) | Not to exceed 5%[4] |
| Water consumption (vs prior year) | (5%) | 4% | 16% | 8% | 10% | Not to exceed 5%[4] |
| $CO_2$ emissions from energy consumption (vs 2004 baseline) | (56%) | (57%) | (44%) | (42%) | (45%) | 10% reduction by 2014 |
| **SHARE PERFORMANCE** | | | | | | Change |
| Basic earnings per share/ADR in DKK[1,5] | 4.96 | 6.05 | 7.82 | 9.40 | 10.10 | 7% |
| Diluted earnings per share/ADR in DKK[1,5] | 4.92 | 6.00 | 7.77 | 9.35 | 10.07 | 8% |
| Total number of shares (million), 31 December | 3,000 | 2,900 | 2,800 | 2,750 | 2,650 | (4%) |
| Treasury shares (million), 31 December | 141 | 122 | 87 | 103 | 57 | (45%) |
| Share capital (DKK million) | 600 | 580 | 560 | 550 | 530 | (4%) |
| Net asset value per share in DKK[5] | 12.32 | 12.91 | 14.51 | 15.48 | 15.21 | (2%) |
| Dividend per share in DKK[5] | 2.00 | 2.80 | 3.60 | 4.50 | 5.00 | 11% |
| Total dividend (DKK million) | 5,700 | 7,742 | 9,715 | 11,866 | 12,905[6] | 9% |
| Closing share price (DKK)[5] | 125.80 | 132.00 | 183.30 | 198.80 | 260.30 | 31% |

**1.** For definitions, please refer to p 94. **2.** Donations to the World Diabetes Foundation and the Novo Nordisk Haemophilia Foundation, which are working to increase healthcare capacity in developing countries. **3.** By the end of 2014, all senior management teams had to comply with the target to be diverse in terms of both gender and nationality or explain why this has not yet been achievable. **4.** The 5% equals 50% of the business growth measured as the increase in sales in local currencies as a three-year average. For detailed target definition, please refer to p 13. **5.** Share performance-related key figures have been calculated reflecting a trading unit of DKK 0.20. **6.** Proposed dividends for the year (not yet declared).

**EMPLOYEES (TOTAL)**


Japan & Korea
Region China
International Operations
Europe
North America
Thousand
50
40
30
20
10
0
2010
2011
2012
2013
2014

**ORGANIC RESIDUES AND WASTE**


Organic residues
Waste
1,000 tons
150
120
90
60
30
0
2010
2011
2012
2013
2014

**NET CASH DISTRIBUTION TO SHAREHOLDERS**


Dividends
Share repurchases
DKK billion
30
25
20
15
10
5
0
2010
2011
2012
2013
2014

NOVO NORDISK ANNUAL REPORT 2014

16 | OUR BUSINESS

BUSINESS STRATEGY
STAY FOCUSED, THINK LONG-TERM

Over the past 15 years, Novo Nordisk has delivered results above those of most other pharmaceutical companies. A key reason is that – despite many temptations to deviate – it has stuck to a highly focused long-term strategy.

Novo Nordisk is a strong believer in maintaining focus on what it does best and is therefore not easily tempted to stray from its core business. As a result, its main business area today is the same as when it was founded: diabetes. Its main product then was insulin; the main product now is – insulin.

This is not to say that Novo Nordisk is not innovating. In fact, it typically spends 13–15% of its revenue on researching and developing new products within its core areas, which, in addition to diabetes, are haemophilia, growth disorders and a venture into treatment of obesity.

As a result, Novo Nordisk has become a leading player in the first three mentioned areas. In all areas the company has a pipeline of drug candidates that hold the promise of future growth.

Until recently, Novo Nordisk had a fifth strategic focus area, which was to establish a presence within inflammatory disorders. However, in September 2014 the company decided to discontinue all its research and development activities within this area and instead increase its efforts within diabetes prevention and treatment, obesity and diabetes complications.

The decision followed a review of Novo Nordisk's strategic position within inflammatory disorders after the company's most advanced compound, anti-IL-20 for the treatment of rheumatoid arthritis, failed to show efficacy in a phase 2 trial. Without this product, Novo Nordisk's earliest possible entrance into the market for anti-inflammatory therapeutics would be delayed to the late 2020s.

The sharp focus on a few selected therapeutic areas is a key element of Novo Nordisk's strategy. Another is the strong focus on the constant development of five core capabilities that Novo Nordisk has built up over the years, and continues to leverage in all four strategic focus areas (see chart on opposite page). The third element in Novo Nordisk's strategic framework is its values-based management system, the Novo Nordisk Way (read more on p 4), in which the Triple Bottom Line business principle is so central that it was written into the company's Articles of Association in 2004.

In the following, we take a closer look at Novo Nordisk's ambitions within its strategic focus areas.

A CHALLENGING BUSINESS ENVIRONMENT

The current business environment is characterised by slow economic growth and austerity measures in some parts of the world, and rapid economic growth and urbanisation with alarming implications for public health in others.

In high-income countries with ageing populations, governments and private payers are reluctant to pay a premium for new, innovative therapies. Low- and middle-income countries fight a double burden of poverty and poor health, and access to care is inadequate and unevenly distributed. Many countries with largely publicly funded healthcare systems are introducing market restrictions for new medications, and, in the US, pharmaceutical companies, including Novo Nordisk, are facing increasingly tough pricing negotiations with managed care organisations and pharmacy benefit managers.

Novo Nordisk has decided to continue making large investments in research and development, strategic products and growth markets. The decision is based on a firm belief that significant unmet medical needs remain to be addressed, not least within diabetes, a disease that is growing at an alarming rate all over the world. Read more on pp 28–29.

To meet increasing demands for data about its products' health-economic benefits, capabilities are being further strengthened within the company's market access functions. Moreover, Novo Nordisk is expanding its field force in countries where there are significant opportunities for market expansion. It is also exploring new ways of reaching people with unmet healthcare needs. For example, pilot programmes in low-income countries such as Kenya and Bangladesh have helped improve access to diabetes care products for people living in rural areas.

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NOVO NORDISK'S STRATEGY

STRATEGIC FOCUS AREAS

- Expand leadership in **DIABETES**
- Establish presence in **OBESITY**
- Pursue leadership in **HAEMOPHILIA**
- Expand leadership in **GROWTH DISORDERS**

CORE CAPABILITIES

- Engineering, formulating, developing and delivering protein-based treatments
- Deep disease understanding
- Efficient large-scale production of proteins
- Planning and executing global launches of new products
- Building and maintaining a leading position in emerging markets

The Novo Nordisk Way

THE FOUR STRATEGIC FOCUS AREAS

1. EXPAND LEADERSHIP IN DIABETES

As many as 387 million people worldwide are living with diabetes, and it is predicted that by 2035 more than 10% of the world's adult population – 592 million people worldwide – will have diabetes.[1] Read more about the diabetes pandemic on pp 28–29.

The global market for diabetes care products amounts to 283 billion Danish kroner, of which Novo Nordisk products account for about 27%. The market has grown by around 12% annually in the last decade and is expected to experience continued solid growth driven by an increased prevalence of diabetes and the need for better treatments. Of this global market, insulin accounts for 55%, oral diabetes products for 38% and GLP-1 products for 7%.

Diabetes care is Novo Nordisk's largest and fastest-growing business area. It accounts for 79% of the company's total sales, most of which comes from the insulin and GLP-1 product portfolios. Novo Nordisk is well positioned to address the unmet medical needs in diabetes.

THE INSULIN PORTFOLIO

The insulin portfolio includes:

- Tresiba®, a new-generation once-daily basal insulin analogue with a duration of action beyond 42 hours and a flat and stable action profile that compared with insulin glargine reduces the rate of hypoglycaemia and increases dosing flexibility when needed. Read more about Tresiba® on pp 30–31.
- Ryzodeg®, a soluble coformulation of the basal analogue insulin degludec (Tresiba®) and insulin aspart (NovoRapid®, or NovoLog® in the US, a rapid-acting mealtime insulin), which reduces the risk of hypoglycaemia compared with premix insulin.
- NovoRapid® (marketed as NovoLog® in the US), the world's most widely used rapid-acting insulin for use at mealtimes.
- Levemir® (insulin detemir), a soluble, long-acting modern insulin for once-daily use. It provides glucose control with a favourable weight profile.
- NovoMix® 70/50/30 (NovoLog® Mix 70/30 in the US), dual-release modern insulins that cover both mealtime and basal requirements. These insulins can be used either to initiate or intensify insulin therapy.

The primary goal of Novo Nordisk's diabetes research is to discover new therapies that lower blood glucose while reducing the risk of low blood sugar. A recent example of this is Xultophy®, a fixed combination of insulin degludec and liraglutide (the latter being the active ingredient in Victoza®). Xultophy® was approved in the EU in September 2014 and launched in Switzerland as the first country in January 2015. Read more about Xultophy® on p 31.

Novo Nordisk is also developing a new faster-acting formulation of insulin aspart to be taken at mealtimes, and recently initiated an extensive phase 3a programme. In addition to new and improved injectable insulins, Novo Nordisk is developing formulations of insulin that, if successful, can be taken as tablets.

GLP-1 (GLUCAGON-LIKE PEPTIDE-1)

With the launch of Victoza® in 2009, Novo Nordisk entered the GLP-1 therapy segment. Victoza® is a human GLP-1 analogue with 97% similarity to the natural gut hormone. Victoza® is taken once daily and, like natural GLP-1, works by stimulating the beta cells in the pancreas to release insulin only when blood sugar levels are high.

GLP-1 therapy is a significant advance in the treatment of type 2 diabetes because it lowers glucose with a limited risk of triggering low blood sugar. Victoza® is approved for adults with type 2 diabetes who are unable to achieve blood glucose goals with lifestyle changes and other initial treatments for type 2 diabetes. Within two years, Victoza® became the leading GLP-1 treatment globally and steadily expanded the market for GLP-1 treatment. The market is currently valued at around 20 billion kroner, of which Victoza® accounts for 72%. Available in around 80 markets, it is estimated that Victoza® is now used by approximately 900,000 people worldwide.

Based on the expertise Novo Nordisk has gained through the development of Victoza®, the company is building a GLP-1 portfolio with the intention of providing an even broader range of treatment options. For example, Victoza® is being investigated in clinical trials for use as adjunct to insulin in people with type 1 diabetes. Other key development projects include a once-weekly GLP-1 analogue, semaglutide, which is in phase 3a development. Novo Nordisk is also developing formulations of GLP-1 that, if successful, can be taken as tablets.

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2. ESTABLISH A PRESENCE IN OBESITY

According to the World Health Organization (WHO), obesity has reached pandemic proportions, with up to 1.9 billion adults (18 years and older) being overweight. Of these, approximately 260 million men and 340 million women are clinically obese (ie BMI ≥30).[2] Obesity is known to be a major risk factor in developing serious diseases such as type 2 diabetes and cardiovascular diseases.

Despite the growing prevalence of obesity globally, there are only a few pharmaceutical treatment options currently available, and reimbursement for these medications is limited. The pharmaceutical market for obesity products currently amounts to 4–5 billion kroner. Novo Nordisk expects to launch its first product in this segment, Saxenda® (liraglutide 3 mg), in key markets during 2015. In the US, the product was approved by the FDA in December 2014 for chronic weight management of people with obesity with a BMI of 30 or greater, or 27 or greater in the presence of at least one weight-related comorbidity. In January 2015, Saxenda® received a positive opinion from the European Medicines Agency's expert committee (CHMP). Read more about obesity on pp 36–37.

3. PURSUE LEADERSHIP IN HAEMOPHILIA

Haemophilia is an inherited or acquired bleeding disorder that prevents blood from clotting. An estimated 420,000 people live with haemophilia.[3] Only about 180,000 of these are diagnosed, 120,000 of whom have moderate or severe haemophilia A or B, and therefore need treatment.[4] The global haemophilia drug market is estimated at 56 billion kroner and has grown by more than 5% annually in recent years. Novo Nordisk entered the haemophilia market in 1996 when it introduced NovoSeven® for the treatment of haemophilia patients who form antibodies against traditional treatments.

The launch of NovoEight® in 2014 was a significant milestone in the company's ambition of moving from this niche into the main haemophilia A market. With two long-acting clotting factors in phase 3 development, the ambition is to expand into haemophilia A and B and achieve a leadership position in these segments. Read more about haemophilia on p 38.

4. EXPAND LEADERSHIP IN GROWTH DISORDERS

Novo Nordisk has been active in the treatment of growth hormone deficiency for almost four decades. Growth hormone therapy is most frequently used in developed countries. Globally, it is estimated that more than 2 million people meet the criteria for growth hormone therapy.[4] The market for growth disorder treatments is estimated at 16 billion kroner and has grown by around 2% annually since 2010. Novo Nordisk's growth hormone Norditropin® (somatropin) is the market leader with a global market share of 34% measured by value.

Novo Nordisk's strategy in growth hormone therapy is to expand its leadership by providing innovative and convenient products and devices. Novo Nordisk's newest injection device for growth hormone is Norditropin® FlexPro®, which has an easy-touch dosing mechanism. Novo Nordisk is also developing a once-weekly growth hormone product, which has recently entered phase 3 trials. Read more about growth disorders on p 39.

THE CORE CAPABILITIES

ENGINEERING, FORMULATING, DEVELOPING AND DELIVERING PROTEIN-BASED TREATMENTS

Novo Nordisk has dedicated research and development facilities in Denmark, China, the US and India. More than 7,000 employees are involved in research and development activities throughout the company, many of them working in partnerships with external biotech and academic researchers. Novo Nordisk's researchers have years of experience with formulation technology, protein engineering, expression and delivery, enabling the company to continuously improve the properties of therapeutic proteins such as insulin and GLP-1. Furthermore, since 1985, when Novo Nordisk launched the world's first insulin injection device – NovoPen® – the company has developed world-class expertise in designing and producing simple and convenient devices for administration of protein therapeutics.

Today, Novo Nordisk offers the world's most widely used durable and disposable devices for insulin and GLP-1, NovoPen® 4 and FlexPen®, and is currently introducing its latest innovations, NovoPen® 5 and FlexTouch®, in many markets. The development of injection devices is based on extensive studies of how patients experience their daily injections and what they want from their device. It is an area where Novo Nordisk can make a difference by developing devices that are simple and user-friendly.

DEEP DISEASE UNDERSTANDING

Serving people with diabetes for decades has given Novo Nordisk a deep understanding of the medical needs associated with this condition and of what it takes to live well with it. Together with strong relationships and numerous collaborations with external researchers and clinicians, this provides a solid foundation for the company's research, development and marketing activities.

EFFICIENT LARGE-SCALE PRODUCTION OF PROTEINS

A high-quality, cost-effective global manufacturing infrastructure is a prerequisite for competing successfully in an increasingly competitive pharmaceutical market. It also enables Novo Nordisk to make treatments available at very low prices in developing countries. Novo Nordisk has a global production set-up with facilities strategically located in five countries across four continents:

- The production of active pharmaceutical ingredients (API) is a highly specialised process that takes place in Denmark. In 2014, Novo Nordisk acquired an existing biopharmaceutical API facility in New Hampshire, US, and expects to initiate production of haemophilia products for clinical purposes at the site in 2015.
- The production of diabetes finished products takes place in five countries: Denmark, France, the US, Brazil and China. Each of the strategic production sites are approved for and able to export to other markets.
- In addition, Novo Nordisk has a number of smaller manufacturing plants that support local demand in selected countries.

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- All production facilities operate under one global quality management system with centrally deployed standard operating procedures for all involved employees. This ensures a uniform and high quality standard for all products delivered to patients across the world.

All manufacturing sites have ambitious targets and performance measures to minimise their impact on the environment. These measures include energy and water consumption, CO_2 emissions and waste generated during production processes.

PLANNING AND EXECUTING GLOBAL LAUNCHES OF NEW PRODUCTS

Due to the high and increasing costs associated with developing, obtaining approval for and marketing a new medicine, most pharmaceuticals must be launched globally to optimise the return on investment. And, importantly, such launches must happen over a relatively short time so there is a reasonable period left before the product's patents expire. Through the launches of Victoza® in multiple markets over the past years, Novo Nordisk has refined this capability, which is now being utilised in connection with the launch of Tresiba® and other products.

BUILDING AND MAINTAINING A LEADING POSITION IN EMERGING MARKETS

Many years of experience have helped Novo Nordisk understand the needs of new markets and form partnerships with stakeholders to address systemic challenges such as lack of awareness, education, distribution and clinics. The company's strategy has always been to establish a local organisation early – as soon as there are signs of a market developing – and to grow organically as the market develops. This has enabled Novo Nordisk to build a highly skilled sales force, long-term relationships and a sustainable market presence, which are key reasons behind Novo Nordisk's success in rapidly developing markets. Read more about Novo Nordisk's five regions on pp 20–25.

THE NOVO NORDISK WAY

Novo Nordisk has a values-based management system formalised in the Novo Nordisk Way (see p 4). A key element of the Novo Nordisk Way is the Triple Bottom Line business principle, which was written into the company's Articles of Association at the Annual General Meeting in 2004. It states that Novo Nordisk 'strives to conduct its activities in a financially, environmentally and socially responsible way'.

The Triple Bottom Line business principle frames Novo Nordisk's long-term strategy to be a sustainable business. It obligates everyone in the company to always consider how decisions and actions may affect people, communities and the environment. The aim is to ensure long-term profitability by reducing risks caused by business activities, and to enhance the positive contributions to society from the company's global operations.

Working with a Triple Bottom Line requires systematic and respectful engagements with stakeholders to stay attuned to their interests and expectations. This, in turn, makes the company more adaptive to changes in its business environment and offers opportunities for competitive advantage. Novo Nordisk proactively engages with stakeholders to address global and systemic challenges that could affect the company's success in the long term. One example is an active engagement in the framing of a new set of global sustainable development goals by the United Nations.

RESPONSIBLE BUSINESS PRACTICES

Novo Nordisk has responsible management practices in place throughout the global organisation such as anti-corruption measures and standards for business ethics. A compliance hotline offers an opportunity for employees and external stakeholders to confidentially report suspected misconduct such as serious non-compliance with the Novo Nordisk Way, financial fraud, conflict of interest, corruption or other serious misconduct.

In 2014, particular focus was given to continued due diligence to ensure that respect of human rights is integrated into processes throughout the value chain. Moreover, in the light of continued growth, the emphasis is placed on equipping managers with guidance on and tools for how to make decisions that consider impacts for people, communities and the environment, and seek to balance the interests of stakeholders with the company's commercial objectives.

Financial, social and environmental targets for performance help steer the business towards sustainable growth. Read more on p 9 and pp 12–13.

CONTRIBUTIONS TO SOCIETY

Changing Diabetes® is Novo Nordisk's commitment to prevent, treat and ultimately cure diabetes. It is both an obligation and a business opportunity for Novo Nordisk to engage in the fight against diabetes. The ambition is to break the 'Rule of Halves' – to help ensure that people can live their lives to the full with diabetes, that people have access to quality care, that they are diagnosed, and that people at risk become aware of diabetes and what can be done to prevent or delay its onset. Read more on pp 28–29.

It is estimated that close to half of all people with diabetes are undiagnosed, and millions are left untreated and in poor control.[5] Novo Nordisk's strategy for Global Access to Diabetes Care addresses the disparities in diabetes care. It aims to provide better care for those who need it and currently do not have access to it. Its main focus is on the two-thirds of the total diabetes population who live in low- and middle-income countries[1] – countries that are ill-equipped to tackle the daunting human, social and economic impacts of the epidemic rise in diabetes prevalence. The long-term goal is to reach 40 million people in 2020 with diabetes care products.

The company is engaged in the prevention of diabetes through the promotion of healthy living, and is working to improve awareness, diagnosis and treatment of diabetes. An example is the World Diabetes Foundation, which Novo Nordisk founded in 2002 with the objective to support prevention and treatment of diabetes in developing countries. Read more on worlddiabetesfoundation.org. Another example is from 2014, when Novo Nordisk launched Cities Changing Diabetes, a global initiative to fight diabetes in cities. Read more on pp 34–35.

THE STRATEGIC PLANNING PROCESS

Novo Nordisk's Board and Management revisit the corporate strategy each year. The discussion is informed by 10-year forecasts and scenarios prepared on the basis of trend analyses, market data and information about current and emerging changes. The updated strategic plan, which is approved by the Board each year in June, sets the long-term priorities and is translated into annual business and organisational plans, Balanced Scorecards and performance targets to ensure efficient execution.

NOVO NORDISK

# AROUND THE WORLD

In the United States, the average spending on healthcare is close to 9,000 US dollars per citizen. In some developing countries, it is less than 100 dollars.[6] So of course there are huge differences in what countries' healthcare systems offer their citizens and how they work. Having said that, the trends in how healthcare systems are developing are very similar all over the world.

Read more on the following pages.




Sales in North America
DKK billion
50
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30
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10
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(+11%)
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2011
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## KEY DIABETES FACTS

| | North America | Europe | International Operations | Region China** | Japan & Korea |
|---|---|---|---|---|---|
| Number of people with diabetes (million)* | 29 | 34 | 215 | 99 | 10 |
| Diagnosis rate* | 72% | 66% | 53% | 47% | 46% |
| Diabetes prevalence* | 11% | 8% | 8% | 9% | 8% |

* The 2014 data are based on *IDF Atlas, 6th Edition* 2014 revision.
** Data from IMS Health, IDF and The World Bank include China only.

21


Sales in Europe
DKK billion
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(+0%)
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Sales in International Operations
DKK billion
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Sales in Region China
DKK billion
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Sales in Japan & Korea
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2010 2011 2012 2013 2014

Cameron Hubbard lives in the US and was diagnosed with type 1 diabetes when he was six years old.

Kåre Schultz is Novo Nordisk's president and chief operating officer. In this capacity he is in charge of the company's operations in 180 countries. He sees the same trends in almost all the countries he visits in the course of a year.

"It's becoming more difficult to get market access for new products, the interactions between the industry and healthcare professionals are becoming heavily regulated, and the battle with competitors for 'share of voice' and market share just gets tougher and tougher. That's the short version," says Kåre Schultz.

All over the world, payers – governments and insurance companies representing employers – try to limit the growth in healthcare costs that follow from ageing populations and demands for higher quality of care. Drug prices and reimbursement are often among the first areas to be targeted by such efforts. In the US and other countries where large parts of the market are based on free pricing, this leads to tougher rebate negotiations with the large purchasing organisations. In Europe, where healthcare is largely government-funded, a wide array of measures are taken to limit prices and restrict reimbursement. Obtaining market access in Europe on conditions that offer a reward for the investments made in research and development has become a complicated affair.

However, Kåre Schultz does not agree with the widespread notion that the business model of the pharmaceutical industry is undergoing fundamental changes as a result. "Our business model and reason for being is, and will continue to be, developing new and better medical treatments and making them available to the patients who need them. What has changed is that the market access hurdle has become higher and that there are stricter rules and regulations governing how the industry may interact with healthcare professionals. In response we are strengthening market access capabilities throughout the company, so that we are better able to demonstrate the cost-efficiency of our new medicines, and we have implemented comprehensive programmes aimed at ensuring we are in compliance with regulations. But these are tactical measures, not a fundamental change of our business model."

Despite the pressures on the industry, Kåre Schultz remains convinced that the pharmaceutical companies that prove capable of developing new and better products will be in business for many years to come. "Ultimately this industry, like other industries, is driven by supply and demand. And the demand for better treatment options will only increase as more people in developing countries get access to healthcare as economies grow."

The following pages present an overview of Novo Nordisk's business in the five regions into which it has organised its global operations.

ORGANISATION

Novo Nordisk is a firm believer in having wholly owned affiliates and expanding them organically as the market develops. While other pharmaceutical companies may build a presence through the acquisition of local companies, joint ventures or rented sales forces, Novo Nordisk prefers to hire its own people and train them to become the best. This is also seen as the best way to convey and preserve a strong company culture.

CREATING VALUE FOR CUSTOMERS

Novo Nordisk markets its products the same way globally by sharing clinical knowledge about the products with doctors, so that they can make an informed choice about whether these products are right for their patients. At the same time, payers and administrators – typically public health systems and private health plans – are presented with evidence about the cost-efficiency of the products, in order to make informed decisions about pricing and reimbursement. Moreover, Novo Nordisk organises and supports education of healthcare professionals in managing diabetes, and engages in activities aimed at improving awareness, prevention and diagnosis of the disease.

COMPETITORS

In its all-important insulin market, Novo Nordisk's main competitors are the same all over the world: Eli Lilly and Sanofi. In addition, there are local competitors in some countries such as China and India. However, they are not innovation-based and primarily offer human insulin. So far, these companies have not been able to gain significant market shares.

In the biopharmaceuticals business, Novo Nordisk faces competition from a broader group of pharmaceutical companies, in some markets including producers of biosimilar medicines (products that are similar but not identical to an original medicine). So far, biosimilar competition has not had a dramatic impact on the business, which has continued to grow at a global level.



Sona Rastogi works in Global Marketing as global product manager.

OUR BUSINESS | 23

## NORTH AMERICA

The North American region consists of the US and Canada and is Novo Nordisk's largest in terms of sales. Novo Nordisk has experienced tremendous growth in the US in recent years. Since 2010, sales in North America have grown from 23.5 billion Danish kroner (4.3 billion US dollars) to 43 billion kroner (7.8 billion US dollars) in 2014. Sales in the US account for more than 90% of the region's total sales. In the same period, Novo Nordisk's organisation in the US, including research, development and production, has grown from close to 4,500 employees to more than 6,500.

The main drivers of sales have been – and continue to be – the portfolio of modern insulin and Victoza®. In 2014, sales of diabetes care products increased by 11% in local currencies in North America. This reflects continued market penetration by the modern insulins, especially Levemir®, and 20% growth in sales of Victoza®, measured in local currencies. Sales of biopharmaceuticals – NovoSeven® and Norditropin® being the main products – grew by 9% in 2014, measured in local currencies. Norditropin® in particular did well, due to both the FlexPro® injection device and the very comprehensive support programmes that Novo Nordisk offers both healthcare professionals and patients.

### A COMPLEX HEALTHCARE SYSTEM

The US healthcare system is complex as it involves multiple payers and intermediaries with complex interactions. Roughly half of all Americans are insured by their employers and one-third through public programmes such as Medicare and Medicaid, while around 15% are uninsured.[7] The number of people insured through public programmes is expected to grow, while the number of uninsured is expected to drop in the coming years, among other reasons due to the Affordable Care Act, which is currently being implemented. To manage the purchase and delivery of healthcare, employers and the government contract with intermediaries such as health plans and pharmacy benefit managers (PBMs). These are often referred to as 'payers', but are in most cases managers of healthcare costs on behalf of payers.

Health plans contract with providers such as physician, hospital and pharmacy networks to provide the required service. They provide different levels of coverage based on the payers' willingness to pay for selected services for their employees. A PBM is an intermediary that contracts with payers and health plans to manage the pharmacy benefit for a specific population. The health plans use various methods for managing the use and cost of pharmaceuticals. Among the most widely used interventions are generic substitution, quantity limits, prior authorisation (which means that a medication will only be covered under certain conditions and subject to individual approval by the health plan) and tightly controlled Preferred Drug Lists.

The managed care segment has seen several mergers and acquisitions in recent years, which have led to fewer, more powerful players. As a result rebate negotiations have become tougher for the pharmaceutical industry. Contracts are generally of shorter duration than previously and often have price protection mechanisms built in, which means that list price increases automatically trigger an increased rebate level.

Another trend of note is the increasing number of people obtaining coverage through Medicare Part D. The rebates that pharmaceutical companies must offer for these contracts are in general significantly higher than for private market contracts. Together these developments mean that Novo Nordisk expects the US price environment to become more challenging.

### GROWING MARKET FOR DIABETES PRODUCTS

Novo Nordisk holds around 29% of the total US market for diabetes care medications and 37% of the insulin market, measured in value. The insulin market is expected to continue growing in volume in the coming years due to the increasing number of people with diabetes, many of whom will require insulin treatment. Moreover, in the US, only around 46% of insulin volume is delivered in a pen system, while the figure is more than 95% in Europe. This means there is still significant potential to upgrade treatment in the US. In 2014, Novo Nordisk launched the basal insulin Levemir® in its newest pen system, FlexTouch®, which has helped Levemir® grow its share of total scripts for basal insulins to an all-time high of 23%.

The US GLP-1 market growth decelerated in 2014, mainly due to competition from a new class of diabetes drugs, SGLT-2s. The GLP-1 segment's value share of the total diabetes care market was stable at around 8% in 2014. Victoza® is market leader in the GLP-1 segment with a 69% value market share compared to 67% in 2013.

It is Novo Nordisk's ambition to consolidate its leadership position in the diabetes market by driving volume growth of Levemir®, NovoLog® (NovoRapid®) and Victoza®.

### PREPARING FOR A NEW MARKET

Novo Nordisk's US affiliate is preparing to enter a new market for the medical treatment of obesity with Saxenda® (liraglutide 3 mg), which was filed for regulatory review with the US Food and Drug Administration (FDA) in December 2013 and was approved by the FDA in December 2014. Read more about obesity on pp 36–37.

### DEVELOPMENTS TO LOOK OUT FOR

Tresiba® (insulin degludec) is key to Novo Nordisk's growth in the coming years. In February 2013, the FDA requested more data on the cardiovascular safety profile of Tresiba® before it could complete its review of Novo Nordisk's application. In response, Novo Nordisk is conducting a cardiovascular outcomes trial, DEVOTE. During the first half of 2015, Novo Nordisk will decide whether to submit the result of an interim analysis to the FDA.

Other factors that may have an impact on the insulin market pertain to Sanofi's basal insulin product, insulin glargine, which will lose US patent protection in 2015. Sanofi is developing a new formulation of insulin glargine, and Eli Lilly has submitted a biosimilar version of insulin glargine for regulatory approval. However, Sanofi has sued Lilly for alleged patent infringement. How, and to what extent, these events will change the market dynamics is not possible to predict at present. In the GLP-1 segment, two new products entered the market in 2014. This will increase competition in the GLP-1 segment, but may also help revitalise growth of the segment.

## EUROPE

Europe is Novo Nordisk's second-largest region in terms of sales. Sales growth has been modest in recent years – in the low single-digit range. To a large extent, this is a result of the depressed economy in many European countries in the wake of the financial crisis. This has led governments to implement cost-cutting measures, both through price cuts on medicines and by limiting access to new medicines. Tresiba® has been affected by such measures in countries such as the UK and Denmark.

In 2014, Novo Nordisk's sales of diabetes care products in Europe increased by 1% in local currencies. Sales of insulin and protein-related products in Europe were unchanged. The development reflects a contracting premix insulin segment and declining human insulin sales, which are only partly offset by the penetration of Tresiba® and the continued progress of NovoRapid®. The use of devices for insulin injections is very high, with 96% of Novo Nordisk's insulin volume being used in devices, primarily NovoPen® and FlexPen®.

Sales of Victoza® increased by 7% in local currencies. Sales growth was primarily driven by Germany and Spain. The GLP-1 class's share of the total diabetes care market in value increased to 8.0% compared with 7.6% in 2013. Victoza® is the GLP-1 market leader with a value market share of 78%.

There are no signs of a return to significantly higher sales growth rates in the coming years as government cost-cutting measures are expected to continue. Moreover, the diabetes market is well developed, diagnosis

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NOVO NORDISK ANNUAL REPORT 2014

24 | OUR BUSINESS

rates are high, birth rates low and Novo Nordisk already has an insulin market share of 48% measured by volume. This means there are limits as to how much Novo Nordisk can grow in Europe.

The key to accelerated growth is primarily expected to be Tresiba® as it becomes available to more patients, and Xultophy®, the fixed combination of insulin degludec (Tresiba®) and liraglutide (Victoza®) for treatment of type 2 diabetes. Xultophy® was launched in Switzerland in January 2015 and will be rolled out in more countries during the year. Moreover, sales of NovoEight® are expected to contribute to growth as the product gains share in the market for haemophilia A products.

Saxenda® (liraglutide 3 mg) for treatment of obesity received a positive opinion from the European Medicines Agency's expert committee (CHMP) in January 2015. Based on this, approval by the EU Commission is expected during the spring of 2015 following which Saxenda® will be launched in the first European countries.

## INTERNATIONAL OPERATIONS

With sales of 12.5 billion Danish kroner in 2014 and average annual sales growth of around 12% since 2010, International Operations continues to be Novo Nordisk's main contributor to growth after North America. Thinking of International Operations as one business region requires a stretch of the imagination, though. It encompasses 153 countries all over the world with more than 4.6 billion people – Latin America, Africa, the Middle East, the Gulf, most of Asia, Australia, Oceania and New Zealand. A region of extraordinary diversity, it covers some of the world's poorest countries and some of the richest. This means that Novo Nordisk must be able to meet demand for both standard therapy in the form of human insulin in vials at very low prices and advanced modern insulin products in sophisticated pen systems, which are sold at prices similar to those seen in Europe and the US.

Within many of the countries in International Operations, there is both a public and a private market. In most cases the public market only reimburses use of human insulin vials, while the private market primarily comprises modern insulin paid for by people who either have private insurance or can pay out of their own pockets. What these countries have in common is that the incidence of diabetes is increasing, and many of them are enjoying economic growth above what is being seen in the western world. This means they can afford to extend the reach and quality of their healthcare systems.

In 2014, Novo Nordisk's sales of diabetes care products in International Operations increased by 14% in local currencies, driven by all three modern insulins. Moreover, Tresiba®, which has now been launched in 10 countries in the region, has been well received.

Currently, 61% of Novo Nordisk's insulin volume in the major private markets is used in devices. Novo Nordisk's insulin volume market share is around 55%. Victoza® is becoming an increasingly important product in International Operations. Sales grew by 16% measured in local currencies in 2014 and the product was marketed in 38 countries by the end of 2014.

The GLP-1 class's share of the diabetes care market in value has contracted to 2.3% from 2.6% in 2013. This reflects a declining share for the GLP-1 class in Brazil following strong initial penetration. Victoza® is the GLP-1 market leader across International Operations with a value market share of 76%.

Growth in International Operations will continue to be driven by the increasing number of people with diabetes in the region and the fact that more of them will have access to medical treatment as economies develop. Novo Nordisk's key priorities are to increase the use of modern insulins, launch Tresiba® in more countries, continue the roll-out of Victoza® and ensure that more people are treated with insulin sooner than is the case today. To support growth, Novo Nordisk is expanding its organisation in many of the key growth markets and making significant investments in building healthcare capacity within diabetes.

## REGION CHINA

With sales of 8.1 billion Danish kroner in 2014 and average annual sales growth of around 16% since 2010, China has been a major contributor to Novo Nordisk's growth in recent years. This is predicted to be the case in the coming years too, partly due to the rapidly increasing number of people with diabetes in China. According to the latest estimates from the International Diabetes Federation, more than 99 million people in China have diabetes today.[1] With China's economic growth comes urbanisation, with urbanisation come sedentary lifestyles – and diabetes follows. This is the same pattern seen in other rapidly developing countries, but on a much larger scale in a country with an ageing population of 1.3 billion.[8]

On top of this, there is another challenge. Twenty years ago, very few doctors in China knew how to treat diabetes, and outside the bigger cities this is often still the case. Novo Nordisk established its own affiliate in China in 1994 and, to this day, the company's main focus has therefore been to educate doctors and patients in proper diabetes care, including how to use insulin effectively and safely. While these initiatives primarily took place in the biggest cities at first, today they are being rolled out to smaller cities and rural areas.

In 2014, Novo Nordisk's sales of diabetes care products in Region China increased by 13% in local currencies. The sales growth was driven by all three modern insulins, while sales of human insulins only grew modestly. Currently, 98% of Novo Nordisk's insulin volume in China is used in devices, primarily the durable device NovoPen®. In China the GLP-1 class is generally not reimbursed and represents 0.7% of the total diabetes care market. Victoza® holds a GLP-1 value market share of 58%.

The Chinese government is implementing widespread reforms of the healthcare system with a view to extending both its reach and quality and, as in many other countries, several measures are being taken to limit spending on pharmaceuticals. One way to do this is by creating lists of essential pharmaceuticals that are purchased from companies in large quantities at low prices. Pharmaceuticals on this list are primarily older products that have gone off patent, such as human insulin. However, there is also a growing market for newer and higher-priced pharmaceuticals in China as both the health awareness and the purchasing power of many Chinese families increase. Modern insulins are reimbursed widely. Novo Nordisk's growth in the coming years is expected to primarily come from the portfolio of modern insulins and Victoza®. Growth is partly driven by the continuing expansion of the company's reach into an increasing number of county hospitals, and from Victoza®.

## JAPAN & KOREA

With a 52% market share measured in volume, Novo Nordisk is the clear insulin market leader in Japan. The use of devices remains high in Japan, with 98% of Novo Nordisk's insulin volume being used in devices, primarily FlexPen® and FlexTouch®. In 2014, Novo Nordisk's sales of diabetes care products in Japan & Korea decreased by 2% in local currencies. This reflects a declining Japanese insulin volume market and challenging underlying market dynamics, which are partly offset by the strong uptake of Tresiba®. Tresiba® was launched in March 2013 with broad market access. Since then Tresiba® has steadily expanded its share of the basal insulin market in Japan and now represents 26% of this market measured in monthly value market share.

Novo Nordisk expects very little growth in Japan in the coming years due to price reductions and the overall low growth of the total insulin market. In 2015, the focus will be on the further penetration of Tresiba® and NovoEight® (turoctocog alfa). The latter product, which is indicated for treatment of haemophilia A, was launched in 2014 and has been well received.

NOVO NORDISK ANNUAL REPORT 2014

### MODERN INSULINS

Global value market share by brand in its respective insulin segment*

- NovoMix®
- NovoRapid®
- Levemir®


%
80
60
40
20
0
2010
2011
2012
2013
2014

* Levemir® in the long-acting segment, NovoRapid® in the rapid-acting segment and NovoMix® in the dual-release segment.

### DIABETES CARE

Value market share by geographic region

- North America
- Europe
- International Operations
- Region China
- Japan & Korea


%
40
30
20
10
0
2010
2011
2012
2013
2014

Ngan Chu Kim is a Novo Nordisk sales representative in Ho Chi Minh City, Vietnam.

## KEY REGIONAL FACTS

| | North America | Europe | International Operations | Region China*** | Japan & Korea |
|---|---|---|---|---|---|
| Population (million)* | 351 | 540 | 4,635 | 1,365 | 178 |
| GDP per capita (USD)* | 52,924 | 35,697 | 4,547 | 6,972 | 35,054 |
| Healthcare spend per capita (USD)* | 8,578 | 3,375 | 269 | 320 | 3,889 |
| Physicians per 1,000 people* | 2.4 | 3.3 | 1.0 | 1.9 | 2.3 |
| Novo Nordisk total sales (DKK billion) | 43.1 | 20.1 | 12.5 | 8.0 | 4.9 |
| Insulin value market share** | 37% | 46% | 47% | 55% | 52% |
| Insulin volume market share** | 37% | 48% | 55% | 58% | 49% |

* The World Bank. ** IMS Health, IMS MIDAS Customized Insights, November 2014. *** Data from IMS Health, IDF and The World Bank include China only.

26 | OUR BUSINESS

PIPELINE OVERVIEW

DIABETES AND OBESITY CARE

Compound	Indication	Description	Phase 1	Phase 2	Phase 3	Filed/ regulatory approval
Diabetes						
Tresiba® (insulin degludec) NN1250	Type 1 and 2 diabetes	A new-generation once-daily basal insulin analogue with a duration of action beyond 42 hours and a flat and stable action profile that compared with insulin glargine reduces the rate of hypoglycaemia and increases dosing flexibility when needed. Launched in the EU, Japan and other markets. Additional data required by the US FDA are being generated for the planned resubmission.	■	■	■	■
Ryzodeg® (insulin degludec and insulin aspart) NN5401	Type 1 and 2 diabetes	A soluble coformulation of the basal analogue insulin degludec (Tresiba®) and insulin aspart (NovoRapid®, or NovoLog® in the US, a rapid-acting mealtime insulin), which reduces the risk of hypoglycaemia compared with premix insulin. Approved in the EU, Japan and other markets. Additional data required by the US FDA are being generated for the planned resubmission.	■	■	■	■
Xultophy® (a fixed combination of insulin degludec and liraglutide) NN9068	Type 2 diabetes	A combination of insulin degludec and liraglutide in a once-daily single injection. Approved in the EU.	■	■	■	■
Faster-acting insulin aspart NN1218	Type 1 and 2 diabetes	Faster-acting insulin aspart is insulin aspart in a new formulation designed to accelerate the onset of action with the potential for improved meal-time glucose control.	■	■	■	
Semaglutide NN9535	Type 2 diabetes	A once-weekly GLP-1 analogue intended to offer the clinical benefits of a GLP-1 analogue with less frequent injections.	■	■	■	
LATIN T1D NN9211	Type 1 diabetes	Liraglutide, a once-daily GLP-1 analogue, intended to offer clinical benefits as adjunct to insulin therapy in type 1 diabetes.	■	■	■	
OG217SC NN9924	Type 2 diabetes	A long-acting oral GLP-1 analogue intended as once-daily tablet treatment.	■	■		
OG987GT NN9926	Type 2 diabetes	A long-acting oral GLP-1 analogue intended as once-daily tablet treatment.	■			
OG987SC NN9927	Type 2 diabetes	A long-acting oral GLP-1 analogue intended as once-daily tablet treatment.	■			
LAI287 NN1436	Type 1 and 2 diabetes	A long-acting basal insulin analogue intended for once-weekly dosing.	■			
LAI338 NN1438	Type 1 and 2 diabetes	A long-acting basal insulin analogue intended for daily administration.	■			
OI338GT NN1953	Type 1 and 2 diabetes	A long-acting oral basal insulin analogue intended as once-daily tablet treatment.	■			

Phase 1

Studies in a small group (usually 10–100) of healthy volunteers, and sometimes patients, to investigate how the body handles, distributes and eliminates new medication and establish maximum tolerated dose.

Phase 2

Studies of various dose levels in a larger group of patients (usually 100–1,000) to learn about the new medication's effect on the condition and its side effects. In phase 2, clinical trials are carried out to evaluate efficacy (and safety) in specified populations of patients. The outcome of phase 2 trials is clinical proof of concept and the selection of dose for evaluation in phase 3 trials.

NOVO NORDISK ANNUAL REPORT 2014

OUR BUSINESS | 27

Compound	Indication	Description	Phase 1	Phase 2	Phase 3	Filed/ regulatory approval
Obesity						
Saxenda® (liraglutide 3 mg) NN8022	Obesity	A once-daily GLP-1 analogue for use as adjunct to lifestyle changes offering weight loss for people with obesity or overweight in combination with weight-related comorbidities. Approved in the US and under regulatory review in the EU and a number of other countries.	■	■	■	■
NN9838	Obesity	A novel long-acting amylin analogue intended for treatment of obesity.	■			
G530L NN9030	Obesity	A novel glucagon analogue, which in combination with liraglutide is intended for treatment of obesity.	■			

BIOPHARMACEUTICALS

Compound	Indication	Description	Phase 1	Phase 2	Phase 3	Filed/ regulatory approval
Haemophilia						
N8-GP NN7088	Haemophilia A	A glycoPEGylated long-acting recombinant coagulation factor VIII intended to offer prophylaxis and treatment of bleeds.	■	■	■	
N9-GP NN7999	Haemophilia B	A glycoPEGylated long-acting recombinant coagulation factor IX intended to offer prophylaxis and treatment of bleeds.	■	■	■	
Concizumab NN7415	Haemophilia A, B and with inhibitors	A monoclonal antibody against Tissue Factor Pathway Inhibitor (TFPI) intended for bleeding prevention after subcutaneous administration.	■			
Growth disorders						
NN8640	Growth disorders	A once-weekly human growth hormone.	■	■	■	

Read more at novonordisk.com/investors and clinicaltrials.gov.

2015 KEY MILESTONES

Tresiba®	DEVOTE interim analysis
Faster-acting insulin aspart	Remaining phase 3a results
LATIN T1D	All phase 3a results
Semaglutide	First phase 3a results
OG217SC	Phase 2 results

Phase 3

Studies in large groups of patients (usually 1,000–3,000) comparing a new medication with a commonly used drug or placebo for both safety and efficacy. Phase 3a covers trials conducted after efficacy is demonstrated and prior to regulatory submission. Phase 3b covers clinical trials completed during and after regulatory submission. In small therapeutic areas such as haemophilia, regulatory guidelines may allow the design of single-arm therapeutic confirmatory trials or trials that compare against eg historical control instead of existing treatment or placebo.

Filed/regulatory approval

The phase in which a product is undergoing regulatory authority review. Products listed under this phase are currently under regulatory review in at least one of the triad markets: the US, the EU and Japan.

NOVO NORDISK ANNUAL REPORT 2014

WHAT IS DIABETES?

Diabetes affects the way the body uses food for growth and energy. There are two main forms of diabetes: type 1 and type 2. Type 1 diabetes is a lifelong autoimmune disease that develops when the body produces an immune response against its own cells, destroying the insulin-producing beta cells in the pancreas. As a result, the pancreas stops producing insulin, often – but not always – at a young age. Far more common is type 2 diabetes, which accounts for around 90% of all people with diabetes[9] and is caused by a combination of lifestyle and genetic factors. People with type 2 diabetes may still produce their own insulin, but the amount is insufficient to restore the balance of glucose in the blood and will often decrease over time, and the insulin is not used effectively by the body. Most of the long-term health complications associated with diabetes are due to persistently high blood glucose levels, which can cause damage to the kidneys, neurological system, cardiovascular system, retina and feet and legs through effects on both large and small blood vessels.

HOW IS DIABETES TREATED?

People with type 1 diabetes need to start taking insulin as soon as they are diagnosed and must continue to do so for the rest of their lives. People with type 2 diabetes need different treatments as the disease progresses. Initially, lifestyle changes, including diet and exercise, and one or more oral medicines may be sufficient. If treatment goals are not met, medicines such as GLP-1 therapy or basal insulin (long-acting insulin) may be added to better balance the blood glucose level round the clock. If treatment targets are still not achieved, intensive insulin treatment may be necessary. This may include adding a rapid-acting insulin at mealtimes, in addition to a basal insulin, to counter the rise in glucose that follows a meal. In total, approximately 45–50 million people worldwide are using insulin.[4] A significant challenge in managing diabetes with insulin is to maintain appropriate blood glucose levels, adjusting insulin dosing as necessary to balance the impact of food and exercise to avoid either high blood glucose levels (hyperglycaemia), which can lead to long-term complications such as blindness and amputations, or low blood glucose levels (hypoglycaemia), which can lead to seizures, unconsciousness or, in rare cases, death.

POTENTIAL COMPLICATIONS OF UNCONTROLLED DIABETES


AMPUTATION
Diabetes is a leading cause of non-traumatic lower-limb amputations
TOTAL KIDNEY FAILURE
Total kidney failure is three times as likely
HEART ATTACK
Heart attack is three times as likely and heart disease is up to four times as likely
BLINDNESS
Diabetes is a leading cause of blindness
STROKE
Strokes are up to four times as likely

THE 'RULE OF HALVES'

According to the Rule of Halves[5], only around 6% of people with diabetes live a life free from diabetes-related complications.


Of the estimated 387 million people with diabetes
About 50% are diagnosed*
Of whom about 50% receive care*
Of whom about 50% achieve treatment targets*
Of whom about 50% achieve desired outcomes*
Diabetes
Diagnosed
Receive care
Achieve treatment targets
Achieve desired outcomes

* Actual rates of diagnosis, treatment, targets and outcomes vary in different countries.

29



Kobra Beiglou has type 2 diabetes and lives in Iran.

THE CHALLENGE
OF CHANGING DIABETES

387 million people in the world have diabetes today – a number predicted to grow to around 592 million by 2035. No wonder it has been called an emergency in slow motion.

On World Diabetes Day, 14 November 2014, the International Diabetes Federation (IDF) announced its latest forecast for how diabetes will develop in the coming years: IDF estimates that 387 million people in the world have diabetes today and that the number will grow to around 592 million by 2035.[1] 77% of the total number affected live in low- and middle-income countries, where the pandemic is gathering pace at alarming rates due to the lifestyle changes associated with economic growth and urbanisation.[1]

Just as worrying is the fact that very few people with diabetes will have a life free from diabetes-related complications. The situation can best be illustrated by what has become known as the 'Rule of Halves'[5] (see opposite page). It illustrates that only half of the many millions of people with diabetes have been diagnosed. Of those who are diagnosed, only half receive treatment from a qualified healthcare professional and, again, just half of these people achieve their treatment targets. Yet it does not end there. Only half of this relatively small group actually achieve the desired outcome and live a life free from diabetes-related complications.

REGIONAL DIFFERENCES

The Rule of Halves estimates a global average. For some countries, for example Vietnam, Kenya and China, diagnosis rates are even lower than 50%.[1] For some, treatment may be almost non-existent, while in other countries a key issue is that even those people who are diagnosed and treated do not reach their treatment targets and therefore have a high risk of developing complications.

Findings from a landmark study in the UK showed that reducing blood sugar levels by approximately 1% may reduce diabetes-related deaths by more than 20% and reduce microvascular complications by nearly 40%.[10] Microvascular complications include diabetic retinopathy, which causes more than 12,000 cases of blindness annually in the US alone.[11]

CANNOT BE IGNORED

In human as well as financial terms, the burden of diabetes is high, being a factor in 4.9 million deaths and accounting for some 612 billion US dollars[1] in health spending (11% of the total spend worldwide)[12] in 2014, according to the IDF.

What all countries have in common is that the diabetes pandemic cannot be ignored. From both the human and economic perspective, it is important that countries have a plan for how to address their own Rule of Halves with a view to minimising both the personal strains and the financial burdens of diabetes.

Novo Nordisk is working with governments and non-governmental organisations in many countries to help address these challenges – often with the participation of the World Diabetes Foundation, an independent non-profit organisation established and co-funded by Novo Nordisk with the objective to support prevention and treatment of diabetes in developing countries.

WHAT IS CHANGING DIABETES®?

Changing Diabetes® is Novo Nordisk's response to the global diabetes challenge. It comprises a wide range of activities aimed at helping as many people as possible live a good life with diabetes. The company's key contribution is to discover and develop innovative biological medicines and make them accessible to people with diabetes all over the world. However, Novo Nordisk is well aware that its products only do part of the job: it takes more than medicine to change diabetes. One of the latest initiatives that addresses this is Cities Changing Diabetes (read more on pp 34–35) and at novonordisk.com/about_us/changing-diabetes.

NOVO NORDISK ANNUAL REPORT 2014

TAXI

WANTED

MORE TREATMENT OPTIONS

In diabetes, there is no such thing as a 'one-size-fits-all' treatment. What suits one person's needs may not be the right treatment for someone else, and what works well for a person today may become ineffective over time. A range of treatment options is therefore needed to ensure the best possible blood glucose control and quality of life for each individual with diabetes.

Finding the optimal medical therapy for a person with diabetes can be very challenging, as no two people with diabetes have an identical response to the same medication, due to their personal physiology, genetic make-up and lifestyle. In addition, treatment of type 2 diabetes often has to be intensified over time as the function of the insulin-producing beta cells progressively declines. Novo Nordisk has long been aware of these challenges and offers a range of treatment options. What the new treatments have in common is that they are intended to make the life of people living with diabetes easier, by providing medical therapy that meets individual needs.

FLEXIBILITY WHEN NEEDED

When a person with diabetes requires insulin therapy, the first treatment chosen is often a once-daily injection of basal insulin. The challenge with basal insulins has always been the variable speed at which the insulin is absorbed. It can change from day to day, and may not always provide the intended 24-hour coverage, which means that injections must be taken at precisely the same time of day, every day.

Novo Nordisk's new-generation once-daily basal insulin analogue Tresiba® (insulin degludec) is different, in that it has a duration of action of more than 42 hours with a flat, stable action profile that compared with insulin glargine reduces the rate of hypoglycaemia and increases dosing flexibility when needed. This gives the user flexibility when needed, without compromising on the desired effect



TRESIBA®: A UNIQUE MOLECULE

Tresiba® (insulin degludec) is a once-daily, long-acting basal insulin with a duration of action beyond 42 hours. It is the only insulin to form multi-hexamers upon subcutaneous injection, resulting in a soluble depot from which it is slowly and continuously absorbed into the blood stream. This absorption process allows for a flexible dosing interval of between eight and 40 hours while maintaining the low risk of hypoglycaemia associated with Tresiba®.

NOVO NORDISK ANNUAL REPORT 2014

31



or the safety of the treatment. "To be able to change the time you inject from day to day, if the situation requires, gives a remarkable sense of freedom for patients," says Dr Alan Moses, global chief medical officer at Novo Nordisk. "Moreover, studies show that people using Tresiba® experience fewer episodes of low blood sugar, particularly at night, than those on another basal insulin, insulin glargine.

"This is important," notes Dr Moses, "because the fear of low blood sugar means that many people with type 2 diabetes are not treating their condition intensively enough to lower blood sugar to the recommended level. This increases their risk of developing severe long-term complications."

MANY NEW LAUNCHES AHEAD

Jakob Riis, executive vice president of Marketing, Medical Affairs and Stakeholder Engagement, reports that Tresiba® is being made available in more and more countries: "By the end of 2014, we had launched Tresiba® in 22 countries, and we aim to have more than 30 launches over the next two years. Furthermore, we hope to submit interim data from our large cardiovascular outcomes study, DEVOTE, to the US Food and Drug Administration in the first half of 2015, which could potentially lead to the approval of Tresiba® for the US market by 2016." See box for information on DEVOTE.

A GOOD COMBINATION

Due to the progressive nature of type 2 diabetes, within the first year after basal therapy initiation more than seven out of 10 people using basal insulin do not reach their treatment goal.[13] When basal insulin alone is no longer enough to ensure good blood glucose control, the next step can be to intensify treatment by changing to an insulin product that contains both fast-acting and basal insulins in one injection. Novo Nordisk's new insulin, Ryzodeg®, taken twice a day, is such a combination insulin.

"Ryzodeg® is a combination of the once-daily insulin degludec Tresiba® and the fast-acting insulin aspart NovoRapid®. The latter lowers the spikes in blood glucose around mealtimes," explains Dr Moses.

Mexico was the first country to launch Ryzodeg® in September 2014, and more launches are planned for 2015.

AN INTERESTING ALTERNATIVE

However, Novo Nordisk also has a unique third treatment option in its degludec family of treatments. In clinical studies of once-daily Xultophy®, a combination of Tresiba® and the human GLP-1 analogue liraglutide (Victoza®), fewer patients experienced low blood sugar than patients using Tresiba®. Moreover, fewer of the patients on Xultophy® had the weight gain that often comes with insulin therapy. Xultophy® was approved in the EU in September 2014 and launched in Switzerland as the first country in January 2015.

"Xultophy® offers people a new way to intensify treatment and improve their blood glucose control, without increasing the number of injections," Dr Moses points out. "In fact, as Xultophy® has been shown to produce a greater reduction in blood sugar levels than Tresiba® and Victoza® on their own and an even lower rate of hypoglycaemia than Tresiba® on its own, Xultophy® could be an attractive treatment option for people with type 2 diabetes."

"We're very excited about the recent launch of Xultophy® in Switzerland as well as the upcoming launches in the EU in the first half of 2015," adds Jakob Riis. "It's the latest example of Novo Nordisk's ambition of driving innovation to create more treatment options for people with diabetes."

WHAT IS DEVOTE?

Tresiba® was approved in the EU in January 2013, and by the end of 2014 it had been launched in 22 countries, both within and outside Europe. In February 2013, Novo Nordisk received a Complete Response Letter from the US Food and Drug Administration (FDA), in which the agency requested additional cardiovascular safety data from a dedicated cardiovascular outcomes trial before the review of the New Drug Application could be completed. While Novo Nordisk remains confident about the cardiovascular safety profile of Tresiba® based on both its own interpretation of the data derived from the clinical development programme and reviews by the European and Japanese regulatory authorities, the company also recognises the importance of reassuring the FDA about the cardiovascular safety of the product.

Hence, in October 2013, the dedicated clinical trial DEVOTE was initiated to assess cardiovascular risk. DEVOTE is a double-blind trial, using insulin glargine as comparator, which includes around 7,500 people with type 2 diabetes who have existing or high risk of cardiovascular disease.

NOVO NORDISK ANNUAL REPORT 2014

TYPE 1 DIABETES
IN SEARCH OF A CURE

Since Novo Nordisk was founded more than 90 years ago, the company has been committed to improving the lives of people with diabetes. Nothing would change the life of a child with type 1 diabetes more than a cure for this lifelong serious condition, but is a cure just a dream – or a potential reality?

Worryingly, the incidence of type 1 diabetes is growing, and unlike type 2 diabetes, no one really knows why. Yet type 1 diabetes is rarely in the spotlight, as the world focuses on the type 2 diabetes pandemic instead. "It's a matter of numbers," points out Dr Matthias von Herrath, head of Novo Nordisk's type 1 diabetes research unit in Seattle, US. "Yes, there are many more cases of type 2 diabetes, but we can't ignore the special needs of the children and adults with type 1 diabetes."

A COMPLEX DISEASE

Novo Nordisk has for many years been conducting research into delaying the onset of type 1 diabetes. "This is no small challenge," explains Matthias von Herrath. "It's only in the last five years that we've begun to understand the underlying mechanisms behind this disease. One reason is that the human pancreas isn't as accessible as a mouse pancreas due to its location in the body. It's also a sensitive organ that doesn't react well to interference, so it's difficult to derive information from it – and that inhibits our understanding of what causes type 1 diabetes."

What is known is that, in a person with type 1 diabetes, the body's immune system is triggered, which results in the body producing lymphocytes which attack – and destroy – the insulin-producing beta cells in the pancreas. Multiple factors are thought to play a role in the onset of the autoimmune reaction, including the environment and viruses. In addition, there is a heredity factor, which can be seen with genetically identical twins: if one twin develops type 1 diabetes, the other twin has a 35% risk of developing it too.[14]

A WINDOW OF OPPORTUNITY

While the underlying cause of type 1 diabetes remains unclear, recent research has led to important insights. "It has now been discovered that, even late after onset, some people with type 1 diabetes still have functioning beta cells – they haven't all been destroyed. We've even seen people 50 years past diagnosis who have some beta cell

WHAT IS TYPE 1 DIABETES?

Type 1 diabetes is a lifelong condition that develops when the body creates antibodies against its own insulin-producing beta cells in the pancreas. This autoimmune reaction destroys the beta cells and so the pancreas stops producing insulin or cannot produce enough insulin on its own. Type 1 diabetes most often occurs in people under 20 years old. It is treated with injections of insulin, with the aim of restoring the balance of glucose in the blood. Left untreated or without the proper treatment, glucose levels can become either too high or too low, leading to complications such as blindness, kidney failure, limb amputation and ultimately coma and death.



Novo Nordisk's research centre in Seattle, Washington, is part of Novo Nordisk's Global Research unit, which has sites in Denmark, the US and China.

OUR BUSINESS | 33

function.[15] This indicates that the speed of the attack on the beta cells varies – which is therapeutically important as it gives us a window where we can possibly preserve the beta cells and delay the clinical onset of the disease," says Matthias von Herrath.

Novo Nordisk has a number of ongoing research projects looking into delaying the onset of type 1 diabetes. "We want to re-educate the immune system not to attack the beta cells. We're looking at combination therapy to increase the efficacy of the treatments while at the same time reducing any side effects. One of our projects involves both immune-active and metabolic-active compounds. The data are very strong and we're making good progress: we hope to move into human trials in the next year or so," says Matthias von Herrath.

THE PROMISE OF STEM CELLS

Novo Nordisk is also investigating the use of stem cells as a potential cure for type 1 diabetes. "For many years we've been working to find a method to develop embryonic stem cells into beta cells, which could then be transplanted into a person with diabetes to replace their destroyed beta cells," explains Ole Dragsbæk Madsen, senior principal scientist at Novo Nordisk.

"If we could make them work in the body for long periods of time, that would in effect be a cure. Production of a theoretically limitless supply of beta cells from a stem cell line is what we're hoping to achieve one day, but the process is extremely complicated," he continues. "Nevertheless, it seems that some media report scientific breakthroughs in stem cell research with increasing frequency, hinting that a cure for type 1 diabetes will soon be available. And, without doubt, breakthroughs are being made, but so far no one has developed fully functioning beta cells *in vitro*. I believe Novo Nordisk could be one of the first companies to do so."

SLOWLY BUT STEADILY

Yet this will be just the start of developing a cure. At some point, the body will recognise and attack the transplanted beta cells, just as it did with the original beta cells in the pancreas. It will always have this memory that beta cells are a foreign element that should be destroyed. Therefore, the beta cells must be encapsulated in a way that protects them from the lymphocytes while still enabling them to have access to the blood supply where they monitor glucose levels and excrete insulin. Once this obstacle has been overcome, a 'cell factory' will be needed to manufacture the encapsulated beta cells – and a factory of this type has never been built before.

"When will a cure be available? That's the million dollar question," says Matthias von Herrath. "Our research is like stepping stones – we build on the positive results to get to the next step – but it's a long path. There are no short cuts. However, Novo Nordisk has core expertise in protein engineering and cell culturing, a deep understanding of drug development and the willingness to work with academia to drive innovation within diabetes. We're therefore in a strong position to make a cure for type 1 diabetes a reality one day. It's only a question of time."



IF ONE TWIN DEVELOPS **TYPE 1 DIABETES**
THE OTHER TWIN HAS A
35% RISK
OF DEVELOPING IT TOO

STEM CELLS

Stem cells have the ability to develop into many different cell types, which means they have great therapeutic potential. Cells found in the early embryo can give rise to pluripotent embryonic stem cell cultures that maintain the ability to mature into any cell type – including insulin-producing beta cells – while stem cells in the adult body can normally only mature into a limited number of specialised cells. As it has not yet been demonstrated that the same scientific results can be obtained using adult stem cells, Novo Nordisk is using human embryonic stem cells in order to progress the company's research into developing beta cells for potential transplantation into patients as a cure for diabetes.



Dr Matthias von Herrath (centre) leads Novo Nordisk's type 1 diabetes research activities in Seattle.

NOVO NORDISK ANNUAL REPORT 2014

CITIES FIGHT URBAN DIABETES

Urbanisation is fuelling the type 2 diabetes pandemic. Cities Changing Diabetes is Novo Nordisk's new partnership programme to tackle the issue.

For the first time in history, more than half of the world's population live in cities – by 2050 this will rise to almost 70%.[16] People move to cities for opportunities – for security, jobs and education. Unfortunately, urban living also poses a health risk. In Sub-Saharan Africa, for example, moving from a rural area into a city poses a 2–5 times increased risk of developing type 2 diabetes.[17] There are many reasons for this, including rising wealth, a more sedentary lifestyle and increasing food consumption. Today, two-thirds of people with diabetes live in cities – around 252 million urban dwellers.[1]

Cities are growing the fastest in low- and middle-income countries, which are also experiencing a dramatic increase in the prevalence of diabetes. This places a huge burden on health services in countries with emerging economies that are already under significant strain.

In 2014, Novo Nordisk launched Cities Changing Diabetes – a partnership programme to identify and address the root cause of urban diabetes in major cities around the world.

"Novo Nordisk is at the forefront of one of today's great health challenges, and we're committed to playing our part in the global fight against diabetes. We launched Cities Changing Diabetes because we believe we can use our expertise and knowledge to beat 'urban diabetes' – the rise of type 2 diabetes in cities. We want to stop urban diabetes from ruining millions more lives," says Lars Rebien Sørensen, chief executive officer at Novo Nordisk.

ALL CITIES HAVE UNIQUE CHALLENGES

Cities Changing Diabetes was first launched with Mexico City, one of the largest metropolitan areas in the world. Mayor of Mexico City Dr Miguel Ángel Mancera Espinosa calls diabetes its number one health challenge: "This initiative is a catalyst for sharing and learning about the dynamics of urban diabetes, and is a spur to concerted action from all of us who can make a difference across my city and beyond."

Other cities that have joined are Copenhagen, Houston, Tianjin and Shanghai. Each city brings its unique challenges and core capabilities to the table. Through leader-ship, a strong coalition is formed that can inspire a global movement against urban diabetes. In Mexico City, for example, thanks to a concerted community effort, the growth in prevalence of overweight and obesity has been reduced significantly in the adult population in the period 2006–2012.[18] Still, further efforts are needed to reduce the prevalence of obesity. In Copenhagen, known as one of the world's best cities for cycling, the municipality has declared war on inequalities in health, tackling the large differences in diabetes mortality and morbidity in different parts of the city.

In Houston, the fourth-largest city in the US, Mayor Annise D Parker launched Healthy Houston in 2012 to tackle the high prevalence of obesity and diabetes in the city. Finally, in Tianjin and Shanghai – home to some 4 million people with diabetes – decisive action has been taken to bring down the prevalence and burden of obesity and diabetes.

A PARTNERSHIP PROGRAMME

In addition to a range of local partners including academia, city authorities, urban planners, community leaders and businesses, Cities Changing Diabetes has been developed in partnership with University College London (UCL), UK, and Steno Diabetes Center, Denmark.

"A partnership approach is essential as urban diabetes is a big and complex challenge. We need a multi-pronged, cross-disciplinary approach, which requires expertise in epidemiology, geography, climate, economics, politics and preventive medicine – to name just a few of the specialties involved," explains Professor John Nolan, director and CEO of Steno Diabetes Center. "At Steno, our major focus is prevention and early diagnosis of diabetes, and we've been looking at how the setting, such as home, work, family and means of transport, and our biological vulnerability, impact diabetes evolution. This is the expertise we bring to Cities Changing Diabetes."



Downtown Tianjin, China.
A city with 11 million people of whom 1 million have diabetes.

NOVO NORDISK ANNUAL REPORT 2014

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65% OF PEOPLE WITH DIABETES LIVE IN URBAN AREAS[1]
600 URBAN CENTRES GENERATE ABOUT 60% OF GLOBAL GDP[19]

GATHERING EVIDENCE

The Cities Changing Diabetes programme will comprise three phases: mapping the challenge, sharing solutions and taking action. During 2014–2015, the partners are working together to better understand the dynamics of urban diabetes, including the interplay of social, economic and environmental factors in the study cities. By the end of this phase, key barriers and future priorities will be identified.

"At UCL we have increasingly been looking at the impacts of urbanisation and how to shape cities for health, so we're delighted to use our expertise to support research that will underpin Cities Changing Diabetes by working on the ground to gather data across the globe which will set a baseline for the challenge of diabetes," says David Napier, professor of Medical Anthropology at University College London.

The knowledge gained during the mapping phase of the programme will be shared globally, to build knowledge and collaboration and to inform the global health agenda. "We aim to provide urban planners and politicians worldwide with a better understanding of how to integrate prevention and treatment of diabetes into urban planning, so that cities can be created that help us live healthier lives," explains Lars Rebien Sørensen.

TRANSFORMATIVE ACTION

Once the root causes of urban diabetes have been identified and understood, concerted and focused action plans will be developed in the cities in collaboration with policymakers, health authorities and the private and voluntary sectors. "Diabetes and obesity pose a significant health threat to our city," said Houston Mayor Annise D Parker when her city joined Cities Changing Diabetes. "We look forward to collaborating with partners locally and around the world to develop solutions to this global epidemic."

The Cities Changing Diabetes programme could potentially be transformative for diabetes care, believes Professor John Nolan: "The authorities in the participating cities are acknowledging that something needs to be done at the macro level. This is a complete change to the common approach to diabetes, where usually very little is done until a patient presents with symptoms. We have inverted the Rule of Halves approach, as we'll be doing something about diabetes before people have developed it. This is a visionary project with huge scope to make a difference."

Lars Rebien Sørensen hopes that Cities Changing Diabetes will be life-changing for everyone involved: "With this initiative, more people with diabetes will be diagnosed and treated – which will be good for patients, society and Novo Nordisk's business. But ultimately we hope to prevent diabetes. This is what drives me and motivates our employees. In the past, the world has come together to take concerted action to stop global threats such as smallpox, HIV and malaria. Massive public health campaigns have been launched to raise awareness, mobilise resources and fight these killer diseases. Now we need to take similar action against diabetes."

THE STRUGGLE TO LOSE

WEIGHT

With the planned launch of Saxenda® (liraglutide 3 mg) in 2015, there will be a new treatment option for people with obesity.

THE NUMBER OF ADULTS WITH OBESITY HAS MORE THAN DOUBLED SINCE 1980*


600 million
1980
2014

Worldwide rates of obesity have doubled since 1980, with more than 600 million adults classified as obese in 2014 – more than 10% of the world's adult population

* WHO. Obesity and overweight. Fact sheet 311, 2015.

WHAT IS OBESITY?

Obesity is defined as abnormal or excessive fat accumulation that may impair health for people with a BMI over 30. BMI provides the most convenient population-level measure of overweight and obesity currently available.[2] BMI itself, however, does not define health risk.

Body mass index (BMI) is a simple weight-for-height index that is commonly used to classify overweight and obesity in adults. It is defined as a person's weight in kilograms divided by the square of his height in meters (kg/m^2).

For some people lifestyle changes – healthy diet and increased physical activity – are not enough to achieve a sustained weight loss.

37

Obesity has become a public health issue with huge implications for national healthcare systems all over the world. In the US alone, it is estimated that 35% of adults, or 80 million people,[20] have obesity, and that obesity-related illness accounts for 27.5% of the total US healthcare budget.[21]

The problem is that obesity can have many serious – even life-threatening – health consequences, including type 2 diabetes, heart disease, high blood pressure, obstructive sleep apnoea and some types of cancer. Although not all people with obesity will have these health problems, a BMI of 35 and above is associated with a significantly greater risk of health complications.[22] All told, obesity is linked to a decreased life expectancy.[23]

LIFESTYLE CHANGES ARE NOT ALWAYS ENOUGH

Lifestyle changes – healthy diet and increased physical activity – should always be part of the treatment for people with obesity. However, for some people, this is not enough, and achieving a sustained weight loss and keeping weight off is a challenge. To make things worse, popular opinion is that people who are not able to lose weight simply lack willpower. Yet the ability to lose weight is, to a great extent, genetically predestined, and several underlying physiological factors make achieving and maintaining weight loss extremely difficult.

Professor Robert F Kushner from Northwestern University Feinberg School of Medicine, Chicago, US, an expert in the care of people who are overweight or obese, explains: "There are many biological reasons why it's difficult to lose weight. The body is preprogrammed to continually fight weight loss, as it's naturally defending itself in a famine-like situation. So when you eat less, your metabolism will slow down and you'll get hungrier and hungrier as your body subconsciously tries to make you eat more. This is a very powerful feeling. It's also very difficult for us to change our behaviours, to burn extra calories when our lifestyles don't push us to extend ourselves physically or to limit calorie intake in a world of plenty. To be on a diet is to go against social convention, society and the 'norm'."

Adding to the problem is that people with obesity may take medications to treat comorbidities (type 2 diabetes, for example) – and some of these treatments can lead to weight gain. In many respects, a person with obesity is therefore fighting a tough battle when it comes to weight loss. "Sure, everyone can apply themselves to a healthier lifestyle, but there's definitely a need for some people to also treat their obesity medically," stresses Robert Kushner.

Saxenda® (liraglutide 3 mg), Novo Nordisk's once-daily human glucagon-like peptide-1 (GLP-1) analogue for the treatment of obesity, may become a new treatment option for some of these people. In the US, the product was approved by the FDA in December 2014 for chronic weight management in people with obesity with a BMI of 30 or greater, or 27 or greater in the presence of at least one weight-related comorbidity. In January 2015, Saxenda® received a positive opinion from the European Medicines Agency's expert committee (CHMP).

"With Saxenda®, we're building on part of the body's own appetite-regulating mechanisms. The active molecule, liraglutide, has 97% similarity to naturally occurring human GLP-1, a gut hormone involved in appetite regulation that our body releases when we eat. So, just like GLP-1, Saxenda® regulates how much we eat by decreasing hunger and increasing feelings of fullness," says Mads Krogsgaard Thomsen, executive vice president and chief science officer at Novo Nordisk.

SUSTAINED WEIGHT LOSS

Clinical trials have shown that in people with obesity Saxenda®, in combination with diet and exercise, enables nine out of 10 people to lose weight, with an average weight loss of 8% after 56 weeks and with 33% of people losing more than 10%. Furthermore, in a separate trial focused on weight loss maintenance, people were initially put on a low-calorie diet to achieve a minimum of 5% weight loss, at which point they were given Saxenda®.[24] 81% of those treated with Saxenda® were able to maintain the initially achieved 5% weight loss after 56 weeks. "As a weight loss of 5–10% has significant health benefits for people with obesity, we're really pleased with these results,"[25] says Mads Krogsgaard Thomsen.

"Our aim is to reduce the risks of certain comorbidities associated with obesity, rather than 'just' what you see when you step on the scales," says Jakob Riis, executive vice president of Marketing, Medical Affairs and Stakeholder Engagement at Novo Nordisk. "We're therefore focusing on a subset of people with obesity who, we believe, stand to benefit most from treatment with Saxenda®."

THE TREATMENT CHALLENGE

Even when Saxenda® has been approved by regulators in a country, a number of hurdles must still be overcome to ensure access to this treatment.

"The current commercial market for antiobesity treatment is very small," Jakob Riis points out. "Furthermore, this is a new area for us. Even though obesity is now recognised as a disease, national health-care systems generally aren't yet willing to pay for treatment. We hope that, by targeting Saxenda® for the treatment of a subset of people who unquestionably need treatment, we can ultimately change this. Until then, we will initially be focusing on private insurers to ensure reimbursement for Saxenda®. A further challenge is that only a small number of physicians currently prescribe antiobesity medications. Our focus will therefore be to work with these physicians while our ultimate goal is obviously to expand this group."

BROADENING TREATMENT OPTIONS

"With the planned launch of Saxenda®, a new option to treat obesity will become available, but Novo Nordisk doesn't plan to stop there," says Mads Krogsgaard Thomsen. "We're continuing to investigate the potential of Saxenda®, and we have other drug candidates in our research and development pipeline which could possibly become stand-alone antiobesity treatments or be used in combination with Saxenda®. We're using our knowledge of protein chemistry, understanding of hormones and disease insight to break new ground. Our research is taking us into a new era of possibilities, and I believe we're only at the beginning of the innovation curve."

38 | OUR BUSINESS


FOREVE

Bintang and Biondi benefit from the educational programme, which is part of the NNHF-supported project in Indonesia.

WHEN BLOOD DOESN'T CLOT

With the recent launch of NovoEight® (recombinant factor VIII) and the development of long-acting versions of factor VIII and factor IX, Novo Nordisk is acting on its commitment to people with haemophilia.

Eighteen years ago, Novo Nordisk launched NovoSeven®, meeting a significant unmet medical need and establishing itself as an innovator in the haemophilia market. Today, NovoSeven® is still a very important treatment option for the community of approximately 4,000–5,000 people with haemophilia A or B who form inhibitors against the standard treatment.[26]

Novo Nordisk remains committed to creating recombinant therapies for rare bleeding disorders: the research organisation is working on ways to improve prophylactic treatment for people with haemophilia with inhibitors; NovoSeven® has now been approved in the US and the EU for use in people with Glanzmann's thrombasthenia refractory to platelets; and in 2013 the company launched NovoThirteen® for congenital factor XIII deficiency. "We're fully committed to people with bleeding disorders, as can be seen from the products we have already launched and our clinical development programme – which is one of the broadest in the industry," says Stephanie Seremetis, corporate vice president and chief medical officer for haemophilia.

SERVING THE WIDER HAEMOPHILIA COMMUNITY

In 2014, Novo Nordisk launched NovoEight®, the first new recombinant factor VIII treatment for people with haemophilia A in over a decade and the company's first treatment for the wider haemophilia community. Technically a different product from other recombinant factor VIII treatments on the market, NovoEight® has a production process that provides a new, highly purified and well-defined molecule using cutting-edge technology, which Stephanie Seremetis believes is important for both safety and efficacy.

"NovoEight® has been well received in Europe and Japan," says Paul Huggins, corporate vice president responsible for bringing NovoEight® to the market. "So far it has exceeded our market expectations, as a substantial number of patients are now choosing it in an area where patients don't usually switch treatment." Novo Nordisk plans to launch NovoEight® in the US in the second quarter of 2015.

LIGHTENING THE TREATMENT BURDEN

Treatment for haemophilia currently relies on intravenous infusions, which are often needed every other day, can take 40 minutes each and can be very painful. "The treatment burden for haemophilia exceeds just about any other condition," reports Stephanie Seremetis. "That's why I'm excited about the clinical trial results of our long-acting recombinant factor IX, N9-GP, which is being developed to reduce the frequency of infusion."

N9-GP, for haemophilia B, completed the last part of the phase 3a programme in 2014 and has been shown in clinical trials to be well tolerated, and once-weekly injections have been shown to reduce bleeding at least on par with treatments requiring more frequent injections. Furthermore, patients treated prophylactically reported an improvement in quality of life during the trial. "With N9-GP we hope to be able to offer people with haemophilia B a new way of treatment," adds Stephanie Seremetis. Novo Nordisk hopes to submit N9-GP for regulatory approval in the US and Europe in the second half of 2015.

The company's long-acting recombinant factor VIII, N8-GP, which clinical trials suggest will offer effective prophylactic treatment with reduced injection frequency for people with haemophilia A, has also completed phase 3 clinical trials. The company hopes to submit N8-GP for regulatory approval in 2018. To ensure a robust product supply for N8-GP and N9-GP, in September 2014 Novo Nordisk acquired a production plant in New Hampshire, US, which will expand production capacity for its haemophilia products.

WHAT IS HAEMOPHILIA?

Haemophilia is an inherited or acquired bleeding disorder that prevents blood from clotting. People with haemophilia lack, either partially or completely, an essential clotting factor needed to form stable blood clots. Without treatment, uncontrolled internal bleeding can cause stiffness, pain, severe joint damage and even death. Treatment with replacement clotting factors may be administered when bleeding occurs or, increasingly, on a preventive basis (prophylactic treatment). People with haemophilia A, an estimated 350,000,[27] have absent, decreased or defective production of the blood clotting factor VIII. People with haemophilia B, of which there are some 70,000,[28] have deficiencies in producing clotting factor IX. Both types are inherited.

NOVO NORDISK HAEMOPHILIA FOUNDATION

On 25 January 2015, the Novo Nordisk Haemophilia Foundation (NNHF) celebrated its 10th anniversary. The NNHF is a grant-making non-profit organisation that strives to improve access to care for people with haemophilia and allied bleeding disorders. Since it was established, the NNHF has supported 168 programmes in 63 countries in the developing world where many people with bleeding disorders still lack proper diagnosis or adequate care. Read more on nnhf.org.

NOVO NORDISK ANNUAL REPORT 2014

GROWTH MATTERS

Early diagnosis and treatment of growth disorders is important for a child's physical and psychosocial health. Novo Nordisk's goal is to provide the best and easiest treatment solution for children and adults who need growth hormone therapy.

Growth hormone is not only responsible for height; it is crucial for normal growth and development, has a lifelong effect on the body's organs, bones, muscles and fat, and promotes general well-being and energy levels. Growth hormone deficiency in children impacts the body's composition, which causes insufficient longitudinal growth and may negatively affect the heart, lungs, bones, brain, quality of life and life expectancy. Growth is therefore an important indicator of health and well-being in children.

Yet many children and adults who have a medical need for growth hormone treatment are not treated well enough. There are two main reasons for this, explains Mads Krogsgaard Thomsen, executive vice president and chief science officer: "Growth disorders are often diagnosed late, because symptoms are hard to distinguish from what is 'normal'. Approximately 80% of a child's adult height is completed prior to puberty; however, investigations are often not made until after this time. But early treatment can have a significant impact on the course of a person's life. The second problem is that once diagnosed, many find it tough to inject every day and therefore skip injections. Research has shown that approximately 25% of children on growth hormone treatment miss more than two injections per week."[29]

PATIENT FOCUS AND SUPPORT

Novo Nordisk has been a pioneer in growth hormone therapy for more than 40 years. The company was the first to develop a liquid human growth hormone in a pen device and today is the global market leader with Norditropin®.

"We listen to the needs of the children, their families and the physicians," says Mads Krogsgaard Thomsen. "As a result, we now have growth hormone with room-temperature stability, which means that it can be kept by the bedside, rather than in the fridge, making injections more convenient – particularly if the family is on holiday. We have also used our device technology to continuously improve the injection pen, and today we have FlexPro®, which aims to make injections as easy, accurate and painless as possible."

In recent years, Norditropin® has been doing particularly well in the US. Eddie Williams, senior vice president for Novo Nordisk's biopharmaceuticals business in the US, believes that it is the company's unwavering commitment and heritage in this area that have led to the success. "We're unparalleled in our patient focus and support to the growth hormone community."

DESIRE FOR A LONG-ACTING GROWTH HORMONE

While the administration of growth hormone has been simplified with liquid growth hormone in an injection pen, daily injections are still daunting for children and adults who need growth hormone therapy. A long-acting growth hormone that can be injected less frequently is therefore a strong desire among people who need growth hormone therapy.

In response, Novo Nordisk is developing a once-weekly growth hormone, NN8640, which in 2014 entered into phase 3 development. "We've used our experience and knowledge in protein engineering to add a side chain to the growth hormone molecule, which prolongs the effect of the hormone – the same as we have done, for example, with Tresiba®, our long-acting insulin," says Mads Krogsgaard Thomsen. "The data we have so far indicate that NN8640 has an efficacious and well-tolerated profile."

GROWTH DISORDERS

Growth hormone deficiency occurs when the pituitary gland does not make enough growth hormone for the normal development and maintenance of the body. While some growth-related disorders may be diagnosed at birth, others may not become obvious until later in childhood.

Acquired growth hormone deficiency first appears in adulthood and can be the result of damage to the pituitary gland due to disease, head injury or blockage of the blood supply. Damage may also result from previous surgical or radiotherapy treatment of the pituitary gland.

The standard of care for growth hormone deficiency in children and adults is once-daily growth hormone injections, usually administered in the evening. In some countries, growth hormone is also approved for the treatment of other causes of growth disorders.



Brian Lang lives in the US and has growth hormone disorder. He was nine years old when this picture was taken.

THE PEOPLE SIDE OF THE BUSINESS

Novo Nordisk is growing, which means more career opportunities for new and existing employees. Yet growth brings challenges – and the company knows that attracting and developing key talents is crucial in order to drive future success.

Novo Nordisk currently employ more than 41,000 people, and this figure is expected to rise to 60,000 in the next decade. Yet with the majority of the company's growth taking place outside Denmark – in countries where Novo Nordisk is not a household name – attracting talented employees can be a challenge. "In Denmark we're a big, well-known company, fishing for talent in a small pond. But we're only just becoming visible in other countries, so attracting the best international talent isn't always easy," explains Executive Vice President and Chief of Staff Lars Fruergaard Jørgensen.

WANTED: TOP TALENTS

One solution to this recruitment challenge is Novo Nordisk's global Graduate Programme, which attracted over 10,000 applicants from 120 countries for 60 positions last year. "The Graduate Programme is a great way for us to source global talents from different backgrounds for specialised functional areas. This is a fantastic opportunity for new graduates, as it provides a deep understanding of the organisation, a global perspective of our business and the opportunity to work with different cultures. We have former participants from the Programme in many high-level roles throughout the company – including me!" says Lars Fruergaard Jørgensen, who took part in the very first Graduate Programme in 1991.

Finding the right people is no easy matter. "We work in a highly regulated industry and operate in a complex business environment. Every patient needs dedicated treatment and every country is different. So on top of strong professional competences our employees must have a good understanding of societal dynamics and what stakeholders expect of them. They must exercise individual judgement and work with colleagues from different functional areas and countries.

"We expect a very high standard," he acknowledges. That is why ensuring diversity has priority. "It is our aspiration to enhance diversity in all management teams. Our objective is to have a high-performing organisation where everyone has the opportunity to realise their potential. We need to attract the best talent across genders and cultural backgrounds. I think we're achieving this with our new recruits, but less so higher up the ranks. We're a Danish company, so it's natural that historically we employed more Danes who've now become leaders. As we're growing outside Denmark, we want more managers of other nationalities. While we're making progress, we have a leaking pipeline of women for senior management positions, and this simply isn't good enough. We value diversity of perspectives and should be a leader – but we aren't yet," he concludes.



ENHANCING DIVERSITY

Novo Nordisk's aspiration is to 'enhance diversity in all management teams'. To monitor progress, two performance indicators will be followed: percentage of males/females and percentage of local/non-local nationality across three layers of management: entry level (team leaders, managers), middle management (vice presidents, corporate vice presidents, general managers) and senior management (senior vice presidents and executive vice presidents). Year-end 2014 data will be used as the baseline. No targets have been set as this would be considered a discriminatory practice in some countries.

Giulia Schivardi is a graduate in Novo Nordisk's Product Supply organisation.

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MOST INNOVATIVE PHARMACEUTICAL COMPANY IN EUROPE

In Denmark, research and development is the highest area of growth for Novo Nordisk, requiring many new talented individuals. "In the last decade, Copenhagen has become a hot spot for diabetes and protein research. We nurture local talent, but the challenge is also to attract international talents to work at our headquarters," explains Mads Krogsgaard Thomsen, executive vice president and chief science officer.

"We therefore offer a number of PhD and post-doctoral fellowships and fund research programmes to translate basic research into real medicine. I think that the ample funding for our projects, access to state-of-the-art technology and large pipeline of patient-focused product candidates are what attract talented researchers to work here," he says.

Jacob Fuglsbjerg Jeppesen, who was appointed senior scientist at Novo Nordisk last year, agrees: "After almost 10 years doing basic research in physiology and metabolism, I wanted to get closer to where it matters for patients. My impression was that Novo Nordisk was an innovative, focused and leading company within these areas, so it was an obvious choice for me."

In 2014, Novo Nordisk was ranked number two in Science Careers Top Employers Survey and the most innovative pharmaceutical company in Europe by survey participants. "Accolades such as this will raise our profile globally and help us attract the best people in the industry," adds Mads Krogsgaard Thomsen.

GLOBAL RECOGNITION

For many years, Novo Nordisk has been ranked highly in surveys of the best workplaces in countries including Denmark, the US, Brazil, Australia, India and Mexico. "Today, people want to work in a company that provides a good blend of opportunities so that they can achieve their career aspirations, but they also want a meaningful job in a values-based company – and this is what we offer," says Lars Fruergaard Jørgensen.

Alan John Michelich, an R&D engineer from the US who was employed at the company's headquarters in Denmark last year, believes Novo Nordisk is on the right track: "I think Novo Nordisk is unique in the way it attracts talent, especially those from the millennial generation such as me. New graduates are looking for more than just a job; they're looking for a cause to believe in. They want to work for a company that treats its employees like real people, and not just expendable entities. Novo Nordisk encompasses all of this."

DEVELOPING FUTURE LEADERS

Novo Nordisk promises employees a life-changing career: working here provides the



Group exercise at a graduate recruitment event in Denmark, April 2014.

opportunity to help improve quality of life for millions of people around the world. However, there is another dimension to this promise too. Employees have the opportunity to take charge of their own careers. A recent survey of new employees showed that future career prospects, and learning and development opportunities were the two top attractions that drew them to working for Novo Nordisk.

'Learning by doing' is at the heart of Novo Nordisk's development framework, with 70% of learning achieved through direct experience, such as projects, job rotations and extended business trips, 20% through exposure, including mentorships and performance feedback, and the last 10% via traditional training courses.

"Real-life training is far superior to classroom training," points out Lars Fruergaard Jørgensen. "Yes, learning tools in the classroom are valuable, but we want employees to get a deeper understanding of our business and develop solid relationships with internal stakeholders – this can only be achieved through real-world experience."

In 2014, the company appointed more than 1,500 employees to leadership positions, and this figure is expected to grow. "It's critically important that we spot and develop future leaders. I think being a front-line manager is the most challenging task in the company, as they're squeezed between employees and senior management. I think we sometimes underprioritise training of employees when they're first promoted to a management position and perhaps don't support them enough. This is something we'll be looking at going forward," promises Lars Fruergaard Jørgensen.

THE CULTURE CHALLENGE

Novo Nordisk has a strong culture and values built by its employees over the last 90 years. In addition to driving long-term business success, the company's values attract many employees to work for Novo Nordisk – as was the case for Mirko Ceriani, who joined Novo Nordisk's European Busi-ness Management Graduate Programme in 2014: "What was, and still is, appealing to me about being a Novo Nordisk employee is the idea of working for a global company that isn't 'simply' the leader of the market it operates in, but also achieves its business success in a sustainable way – socially, financially and environmentally."

This approach also plays a significant factor in keeping employees working at Novo Nordisk. "We retain about 96% of our high performers, and we need to maintain this as we grow. We're becoming a more attractive employer, but we need to ensure that we maintain our values, business ethics and culture, as this is what makes us special," concludes Lars Fruergaard Jørgensen.

NOVO NORDISK: SECOND-BEST SCIENCE EMPLOYER IN THE WORLD

In October 2014, Novo Nordisk ranked second in the Science Careers Top Employers Survey, up from 11th position in 2013.

The survey is based on 5,394 responses from readers of *Science* and from employees in the biotechnology and pharmaceutical industry, who were asked to rank the 20 best employers based on a number of characteristics. The driving characteristics, listed in descending order of impact on overall employer rankings, were:

1. Innovative leader in the industry
2. Treats employees with respect
3. Loyal employees
4. Socially responsible
5. Work culture values aligned.

NOVO NORDISK ANNUAL REPORT 2014

BE AWARE OF THE RISK

There are, and always will be, risks associated with Novo Nordisk's business – risks that all investors should be aware of.

One of the roles that come with Jesper Brandgaard's job as Novo Nordisk's chief financial officer is that of chairman of the company's Risk Management Board.

In this capacity he must ensure that key risks are effectively identified, assessed and managed so that they will not affect the company's ability to achieve its business objectives.

Due to the nature of its business, the pharmaceutical industry is associated with many potentially serious risks that investors should keep in mind when making investment decisions. When asked about what he sees as the main changes to Novo Nordisk's risk profile during 2014, Jesper Brandgaard cites increased market risks caused by stronger pressure on prices and reimbursement – especially in the all-important US market – and a lower risk of supply disruptions. "We had a tight supply situation for some products early in the year while we were in the process of upgrading and upscaling certain production plants, but since mid-2014 we've seen a much better supply–demand balance," says Jesper Brandgaard.

The US market situation is covered in more detail in the article on p 23. Jesper Brandgaard emphasises that competitive pressures that increase the risk of lower profitability of contracts with the large purchasing organisations in the US are not a new phenomenon: "There's always been competitive pressure – that's the nature of business. Is competition in the basal insulin segment tougher today than it was a couple of years ago? Certainly, but it's not as if it's something that has happened overnight, as some seem to think. In connection with all our quarterly financial reports in 2014, I've said that the pricing and rebating environment has become tougher, and it was evident even before that. Our loss of a large contract with ESI [a pharmacy benefit manager, ed.] for Victoza® and NovoLog® back in 2013 is a case in point."

The following is an overview of the main types of risk that Novo Nordisk faces.

DELAYS OR FAILURE OF PIPELINE PRODUCTS

Developing a new pharmaceutical product is an expensive undertaking that can take more than 10 years. It includes extensive non-clinical tests and clinical trials as well as an elaborate regulatory approval process, including approval of the production facilities. During the process, various hurdles may delay the development of a potential product candidate and add substantial expenses. In some cases, significant obstacles could lead to the company eventually deciding to abandon the development of the potential product candidate. In Novo Nordisk's experience, there is a less than 35% chance of a diabetes product candidate in phase 1 clinical trials ultimately being approved for marketing, while the chance of success is around 40% for products in phase 2 trials, rising to around 70% for products in phase 3 trials. However, there is significant uncertainty regarding the timing and success of the regulatory approval process.

MARKET RISKS

The principal market risks Novo Nordisk experiences are:

- Price pressure and reimbursement restrictions by payers
- The launch of new products by established competitors
- Increased competition from producers of biosimilar medicines in key markets.

Europe, China and the US are all main markets for Novo Nordisk where payers – both governments and private payers – take measures to limit spending on medicines, typically by driving down prices, demanding higher rebates and/or restricting access to and reimbursement of products. This is unlikely to change in the foreseeable future. For Novo Nordisk, reimbursement restrictions pose a significant risk when launching a new product such as Tresiba®. Despite the patient benefits and data supporting the health-economic benefits of this new basal insulin, which has a duration of action beyond 42 hours, it is not always possible to obtain market access on what Novo Nordisk considers reasonable conditions. In some countries, the company may therefore not launch Tresiba® or other new products under the current conditions.

New products from established or new competitors are another inherent market risk. In 2014, competitors launched new GLP-1 products and, within the insulin segment, new products are under way, including a biosimilar version of the best-selling modern insulin product. How and to what extent such events will change the market dynamics is not possible to predict at present. In addition to these global risks, in some countries in the International Operations region, political instability or armed conflicts may pose a risk to Novo Nordisk's business for varying lengths of time.

SUPPLY DISRUPTIONS

Failure or breakdown at one of Novo Nordisk's or the company's key suppliers' vital production facilities could adversely affect operations and potentially cause employee injuries or infrastructure damage. Mitigating actions include measures to prevent and respond to fires, annual inspections, back-up facilities and safety inventories. To reduce supply risks and optimise costs and logistics, Novo Nordisk has established production sites in several countries.

NOVO NORDISK ANNUAL REPORT 2014

43



NOVO NORDISK'S RISK MANAGEMENT POLICY

"In Novo Nordisk we will proactively manage risk to ensure continued growth of our business and to protect our people, assets and reputation. This means that we will:

- utilise an effective and integrated risk management system while maintaining business flexibility
- identify and assess material risks associated with our business
- monitor, manage and mitigate risks."

Read more about Novo Nordisk's risk management process at novonordisk.com/about_us.

QUALITY AND PRODUCT SAFETY ISSUES

Quality and product safety issues may arise if, for example, a production facility is not continuously in compliance, a product is not within specifications or if side effects that were not detected in clinical trials become apparent when a product is used for long periods of time. Novo Nordisk proactively manages such risks through its quality management system, a key priority of which is to safeguard product quality and minimise risks to patient safety. The quality management system aims to ensure that the company is in compliance with all regulatory requirements, and it includes standard operating procedures, quality and release controls, quality audits, quality improvement plans and systematic senior management reviews.

FINANCIAL RISKS

Novo Nordisk's main financial risks relate to exchange rates and tax disputes. Novo Nordisk's reporting currency and the functional currency of corporate operations is the Danish krone, which is closely linked to the euro within a narrow range of ±2.25%. However, the majority of the company's sales are in US dollars, Chinese yuan, Japanese yen and British pounds. Exchange rate risk is therefore the company's biggest financial risk, and the risk has grown in importance as the size of international markets and the share of sales in different currencies have increased. To manage this risk, the company hedges expected future cash flows for selected key currencies. Read more about how Novo Nordisk manages this risk in notes 4.2 and 4.3 on pp 81–84.

In the course of conducting business globally, transfer pricing disputes with tax authorities may occur. Novo Nordisk's policy is to pursue a competitive tax level, meaning at or below the average for the company's peer group, in a responsible way. This means paying relevant tax in jurisdictions where its business activity generates profits. As a general rule, Novo Nordisk's affiliates pay corporate taxes in the countries in which they operate. To manage uncertainties regarding tax, Novo Nordisk has negotiated multi-year transfer pricing agreements with tax authorities in key markets. Read more about the taxes paid by Novo Nordisk in 2014 in note 2.6 on pp 69–70.

INFORMATION TECHNOLOGY RISKS

Well-functioning IT systems are critical for Novo Nordisk's ability to operate effectively. Furthermore, they hold confidential information that, if disclosed, could have a severe impact on Novo Nordisk's competitive situation. An information security strategy is in place to mitigate the risk of intruders causing damage to systems and gaining access to critical data and systems. Specific measures include awareness campaigns, access controls, and intrusion detection and prevention systems.

BUSINESS ETHICS AND LEGAL RISKS

Business ethics violations, patent and contract disputes are the main risks in this area. The pharmaceutical industry is tightly regulated in many respects, including what promotional claims it can make about its products and how it can interact with doctors and other healthcare professionals.

In China, the government announced measures in 2013 to crack down on illegal business activities in the pharmaceutical industry, and several companies, including Novo Nordisk, were inspected by the authorities as part of this effort. The inspections concluded so far relating to Novo Nordisk resulted in a few observations that had no material impact on the company's business in China.

In the US, Novo Nordisk settled two civil cases with the US Department of Justice in June 2011 regarding alleged improper marketing of NovoSeven®. As part of the settlement, Novo Nordisk's US affiliate entered into a five-year Corporate Integrity Agreement with the Office of the Inspector General of the US Department of Health and Human Services. Under that agreement, the US affiliate added additional reporting and other procedures to its already robust compliance programme. Also in the US, Novo Nordisk is a defendant in product liability lawsuits related to hormone therapy products and Victoza®. Read more about these and other pending litigations against Novo Nordisk and investigations involving the company in note 3.7 on pp 77–78.

The cases mentioned above underline the potential business ethics risks associated with being a pharmaceutical company. To minimise the risk of violating national and international regulations, Novo Nordisk has, over the past decade, strengthened its global and regional business ethics compliance programmes. Global governance, a business ethics policy and global business ethics procedures, together with elaborate training programmes and tests for employees, close monitoring of performance, reporting requirements and audits, all aim to mitigate business ethics risks.

Protection of intellectual property through patents is very important for promoting innovation and stimulating long-term economic growth and job creation. Novo Nordisk's business model is based on developing new, innovative products, and when the company makes significant new inventions, it will typically seek to patent them. Intellectual property risks occur if, for example, a government does not recognise the validity of patents or is unable to uphold patent rights, or if a competitor infringes a Novo Nordisk patent or challenges its validity.

NOVO NORDISK ANNUAL REPORT 2014

SHARES

AND CAPITAL STRUCTURE



Through open and proactive communication, Novo Nordisk seeks to provide the basis for fair and efficient pricing of its shares.

SHARE CAPITAL AND OWNERSHIP

Novo Nordisk's total share capital of DKK 530,000,000 is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 422,512,800. The company's A shares are not listed and are held by Novo A/S, a Danish public limited liability company wholly owned by the Novo Nordisk Foundation. The Foundation has a dual objective: to provide a stable basis for commercial and research activities conducted by the companies within the Novo Group (of which Novo Nordisk is the largest), and to support scientific and humanitarian purposes. According to the Articles of Association of the Foundation, the A shares cannot be divested.

As of 31 December 2014, Novo A/S also held a nominal value of DKK 32,762,800 of B share capital. Novo Nordisk's B shares are listed on Nasdaq Copenhagen and on the New York Stock Exchange as American Depository Receipts (ADRs). Novo Nordisk's A and B shares are calculated in units of DKK 0.20. Each A share carries 200 votes and each B share carries 20 votes. As Novo Nordisk's B shares are in bearer form, no complete record of all shareholders exists. Based on available sources of information about the company's shareholders as of 31 December 2014, it is estimated that shares were geographically distributed as shown in the chart on the next page. As of 31 December 2014, the free float of listed B shares was 89.6%, excluding the Novo A/S holding and Novo Nordisk's holding of treasury shares, which as of 31 December 2014 was DKK 11,361,431 nominally. For details on share capital, see note 4.1 on pp 79–80.

CAPITAL STRUCTURE AND DIVIDEND POLICY

Novo Nordisk's Board of Directors and Executive Management consider that the current capital and share structure of Novo Nordisk serves the interests of the shareholders and the company well, as it provides strategic flexibility to pursue Novo Nordisk's vision and a good balance between long-term shareholder value creation and competitive shareholder return in the short term. Novo Nordisk's guiding principle is that any excess capital, after the funding of organic growth opportunities and potential acquisitions, should be returned to investors. The company applies a pharmaceutical industry payout ratio to dividend payments, which are complemented by share repurchase programmes. As illustrated on the right, Novo Nordisk has continuously increased both the payout ratio and the dividend paid over the last five years. The dividend for 2013 recorded in March 2014 was equal to DKK 4.50 per A and B share of DKK 0.20, as well as for ADRs. This corresponds to a payout ratio of 47.1%, which is in line with the 2013 peer group average of 48.0%. For 2014, the Board of Directors will propose a dividend of 5.00 DKK, which corresponds to a payout ratio of 48.7%, and an increase of 11% vs last year. Novo Nordisk does not pay a dividend on its holding of treasury shares. Shareholders' enquiries concerning dividend payments and shareholder accounts should be addressed to Investor Service. Read more on the back cover.

During the 12-month period beginning 30 January 2014, Novo Nordisk repurchased shares worth DKK 15 billion. Since 2008, the share repurchase programme has primarily been conducted in accordance with the provisions of European Commission Regulation No 2273/2003 of 22 December 2003 (also known as the Safe Harbour Regulation). In the programme a financial institution is appointed as lead manager to execute the repurchases independently and without influence from Novo Nordisk.

SHARE REPURCHASE PROGRAMME FOR 30 JANUARY 2015 TO 2 FEBRUARY 2016

For the next 12 months, Novo Nordisk has decided to implement a new share repurchase programme. The expected total repurchase value of B shares amounts to a cash value of up to DKK 15 billion. Novo Nordisk expects to implement the major part of the new share repurchase programme according to the Safe Harbour Regulation. At the 2015 Annual General Meeting, the Board of Directors will propose a further reduction of the company's B share capital, corresponding to approximately 1.9% of the total share capital, by cancelling 50 million treasury shares.

After the implementation of the share capital reduction, Novo Nordisk's share capital will amount to DKK 520,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 412,512,800.

SHARE PRICE DEVELOPMENT

Novo Nordisk's share price increased by 31% from its 2013 close of DKK 198.8 to its 31 December 2014 close of DKK 260.3. For comparison the Danish OMXC20 CAP stock index grew 18% and the pharma peer group grew 12% during 2014. The increase in Novo Nordisk's share price during 2014 is assumed to reflect its sustained leadership position in the growing diabetes care market, coupled with a continued improvement in operating margins and the progression of key R&D projects, including the approvals of Xultophy® in Europe and Saxenda® in the US. The total market value of Novo Nordisk's B shares, excluding treasury shares, was DKK 535 billion at the end of 2014.

COMMUNICATION WITH SHAREHOLDERS

To keep investors updated on performance and the progress of clinical development programmes, Novo Nordisk hosts conference calls with Executive Management following the release of financial results and at other key events. Executive Management and Investor Relations also travel extensively to ensure that all investors with a major holding of Novo Nordisk shares can meet with the company on a regular basis and other shareholders and potential investors also have access to the company's Management and Investor Relations.

ANALYST COVERAGE

Novo Nordisk is currently covered by 34 sell-side analysts, including the major global investment banks that regularly produce research reports on Novo Nordisk. A list of analysts covering Novo Nordisk can be found at novonordisk.com/investors, where Annual Reports and Form 20F are available from 2000 onwards, company announcements and Annual General Meeting information as of 2005. The most recent financial, social and environmental results, a calendar of investor-relevant events, investor presentations, background information, and so on are also available.

45

# SHARE AND OWNERSHIP STRUCTURE

### OWNERSHIP STRUCTURE


Novo Nordisk Foundation
Novo A/S
Institutional and private investors
74.5% of votes
26.5% of capital
25.5% of votes
73.5% of capital
A shares
537m shares
B shares
2,113m shares
Novo Nordisk A/S

Note: Treasury shares included in share capital but have no voting right.

### GEOGRAPHIC DISTRIBUTION OF SHAREHOLDERS*

% of share capital


2013
2014
%
40
30
20
10
0
Denmark
North America
UK and Ireland
Other

* Calculated using shareholders' registered home countries.

# SHARE PRICE PERFORMANCE

### SHARE PRICE PERFORMANCE

Novo Nordisk share price and indexed peers


Novo Nordisk
Pharmaceutical industry peers*
OMXC20 CAP
DKK
300
270
240
210
180
Mar
Jun
Sep
Dec
Mar
Jun
Sep
Dec
2013
2014

* Pharma peers comprise AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Lundbeck, Merck, Novartis, Pfizer, Roche and Sanofi.

### PRICE DEVELOPMENT AND MONTHLY TURNOVER OF NOVO NORDISK B SHARES


Turnover of B shares (left)
Novo Nordisk's B share closing prices (right)
DKK billion
25
20
15
10
5
0
300
240
180
120
60
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2014

# CASH RETURN TO SHAREHOLDERS

### ANNUAL CASH RETURN TO SHAREHOLDERS


Dividend
Share repurchase
Free cash flow
DKK billion
35
28
21
14
7
0
2011
2012
2013
2014
2015E

Note: Dividends are allocated to the year of dividend pay.

### DEVELOPMENT IN SHARE CAPITAL


Share capital
DKK million
600
550
500
450
400
(–3%)
(–2%)
(–4%)
(–2%)
2011
2012
2013
2014
2015E

CORPORATE GOVERNANCE

In 2014, the focus has been to further develop the governance of the company. The yearly board evaluation facilitated by external consultants revealed strong governance and performance by the Board of Directors and Executive Management. The process also resulted in clearer delimitation of the roles and responsibilities of the Board of Directors and Executive Management, establishment of a continued development programme for the Board of Directors as well as a decision to establish a Remuneration Committee in 2015.

GOVERNANCE STRUCTURE

SHAREHOLDERS

Shareholders have ultimate authority over the company and exercise their rights to make decisions at general meetings. Resolutions can generally be passed by a simple majority.

However, resolutions to amend the Articles of Association require two-thirds of votes cast and capital represented, unless other adoption requirements are imposed by the Danish Companies Act. At the annual general meeting, shareholders approve the annual report and any amendments to the company's Articles of Association. Shareholders also elect board members and the independent auditor.

Novo Nordisk's share capital is divided into A shares and B shares. Special rights attached to A shares include pre-emptive subscription rights in the event of an increase in the A share capital, pre-emptive purchase rights in the event of a sale of A shares, while B shares take priority for liquidation proceedings.* Read more about shares and capital structure on pp 44–45.

BOARD OF DIRECTORS

Novo Nordisk has a two-tier management structure consisting of the Board of Directors and Executive Management. The two bodies are separate and no one serves as a member of both. The Board of Directors determines the company's overall strategy and follows up on its implementation, supervises the performance, ensures adequate management and organisation and, as such, actively contributes to developing the company as a focused, sustainable, global pharmaceutical company. The Board of Directors supervises Executive Management in its decisions and operations. The Board of Directors may also issue new shares or buy back shares in accordance with authorisations granted by the annual general meeting and recorded in the meeting minutes. For minutes from annual general meetings, see novonordisk.com/about_us. The Board of Directors has 11 members, seven of whom are elected by shareholders and four by employees in Denmark. Novo Nordisk's Board of Directors met seven times during 2014.

Shareholder-elected board members serve a one-year term and may be re-elected. Members must retire at the first annual general meeting after reaching the age of 70. Five of the seven shareholder-elected board members are independent as defined by the Danish Corporate Governance Recommendations. Read more on pp 52–53.

A proposal for nomination of board members is presented by the Nomination Committee to the Board of Directors, taking into account required competences as defined by the Board of Directors' competence profile and reflecting the result of a self-assessment process facilitated by internal or external consultants. The assessment process is based on written questionnaires and evaluates the Board of Directors' composition and the skills of its members, including whether each board member and executive participates actively in board discussions and contributes with independent judgement.

To ensure that discussions include multiple perspectives representing the complex, global pharmaceutical environment, the Board of Directors aspires to be diverse in gender and nationality. Currently, one shareholder-elected board member is female and six of the seven shareholder-elected board members are non-Danes. In 2013, the Board of Directors increased its diversity ambition and set out new targets with the aim that by 2017 it will consist of at least two shareholder-elected board members with Danish nationality and at least two shareholder-elected board members with a nationality other than Danish – and at least two shareholder-elected board members of each gender. In accordance with section 99b of the Danish Financial Statements Act, Novo Nordisk discloses its diversity policy, targets and current performance in the UN Global Compact Communication on Progress, which is available at novonordisk.com/annualreport.

* A shares take priority for dividends below 0.5%. B shares take priority for dividends between 0.5% and 5%. However, in practice, A shares and B shares receive the same amount of dividend per share of DKK 0.01.



Novo Nordisk's new headquarters in Bagsværd, Denmark, were inaugurated in February 2014.

47

The Board of Directors' self-assessment conducted in 2014 was facilitated by external consultants and revealed strong governance and performance by the Board and Executive Management. The process also resulted in clearer delimitation of the roles and responsibilities of the Board and Executive Management, establishment of a continued development programme for the Board as well as a decision to establish a Remuneration Committee in 2015. In order to support continued fulfilment of the Novo Nordisk Way, criteria for board members include integrity, accountability, fairness, financial literacy, commitment and desire for innovation. Members are also expected to have experience of managing major companies that develop, manufacture and market products and services globally. The competence profile, which includes the nomination criteria, is available at novonordisk.com/about_us. Under Danish law, Novo Nordisk's employees in Denmark are entitled to be represented by half of the total number of board members elected at the annual general meeting. In 2014, employees elected four board members from among themselves – two male and two female, all Danes. Board members elected by employees serve a four-year term and have the same rights, duties and responsibilities as shareholder-elected board members.

CHAIRMANSHIP

The annual general meeting directly elects the chairman and the vice chairman of the Board of Directors. The Chairmanship carries out administrative tasks such as planning board meetings to ensure a balance between overall strategy-setting and financial and managerial supervision of the company. Other tasks include reviewing the fixed asset investment portfolio and recommending the remuneration of board members and Executive Management. In practice, the Chairmanship has up until now had the role and responsibility of a Remuneration Committee, though the Board of Directors has decided to establish a Remuneration Committee in 2015. In March 2014, the Annual General Meeting re-elected the chairman, Göran Ando, and the vice chairman, Jeppe Christiansen. See novonordisk.com/about_us for a report on the Chairmanship's activities.

AUDIT COMMITTEE

The four members of the Audit Committee are elected by the Board of Directors from among its members. Three members qualify as independent and have been designated as financial experts as defined by the US Securities and Exchange Commission (SEC). Under Danish law, three members qualify as financial experts and as independent. One member is an employee representative. The Audit Committee assists the Board of Directors with oversight of the external auditors, the internal audit function, the procedure for handling complaints regarding accounting, internal accounting controls, auditing or financial reporting matters and business ethics matters, financial, social and environmental reporting, business ethics compliance, post-completion reviews and post-investment reviews, long-term incentive programmes and IT security. In 2014, the Board of Directors re-elected Hannu Ryöppönen as chairman and Liz Hewitt and Stig Strøbæk as members of the Audit Committee and, furthermore, elected Helge Lund as a new member. See novonordisk.com/about_us for a report on the Audit Committee's activities.

NOMINATION COMMITTEE

The Nomination Committee consists of four members. Two members qualify as independent, while one member is an employee representative. The Nomination Committee assists the Board with oversight of the competence profile and composition of the Board, nomination of members and committees, and other tasks on an ad hoc basis as specifically decided by the Board. In 2014, the Board of Directors elected Göran Ando as chairman and Bruno Angelici, Liz Hewitt and Søren Thuesen Pedersen as members of the Nomination Committee. See novonordisk.com\about_us for a report on the Nomination Committee's activities.

EXECUTIVE MANAGEMENT

Executive Management is responsible for the day-to-day management of the company. In November 2014, one executive left and Executive Management now consists of the chief executive officer, the president plus four executives. They are responsible for overall conduct of the business and all operational matters, the organisation of the company as well as allocation of resources, determination and implementation of strategies and policies, direction-setting, and ensuring timely reporting and provision of information to the Board of Directors and Novo Nordisk's stakeholders. Executive Management meets at least once a month and often more frequently. The Board of Directors appoints members of Executive Management and determines remuneration. The Chairmanship reviews the performance of the executives.

CONTINUED ▶

CORPORATE GOVERNANCE CODES AND PRACTICES



COMPLIANCE
GOVERNANCE STRUCTURE
ASSURANCE
Danish and foreign laws and regulations
Corporate governance standards
Novo Nordisk Way
SHAREHOLDERS
BOARD OF DIRECTORS
CHAIRMANSHIP*
AUDIT COMMITTEE
NOMINATION COMMITTEE
EXECUTIVE MANAGEMENT
ORGANISATION
Audit of financial data and review of social and environmental data (internal and external)
Facilitation and organisational audit (internal)
Quality audit and inspections (internal and external)

* The Chairmanship is directly elected by the annual general meeting.

ASSURANCE

The company's financial reporting and the internal controls over financial reporting processes are audited by an independent audit firm elected at the annual general meeting. As part of Novo Nordisk's commitment to its social and environmental responsibility, the company voluntarily includes an assurance report for social and environmental reporting in the annual report. The assurance provider reviews whether the social and environmental performance information covers aspects deemed to be material and verifies the internal control processes for the information reported.

Novo Nordisk's internal audit function provides independent and objective assurance, primarily within internal control of financial processes and business ethics. To ensure that the internal financial audit function works independently of Executive Management, its charter, audit plan and budget are approved by the Audit Committee.

Three other types of assurance activity – quality audits, organisational audits and values audits, called facilitations – help ensure that the company adheres to high quality standards and operates in accordance with the Novo Nordisk Way.

COMPLIANCE

Novo Nordisk's B shares are listed on Nasdaq Copenhagen and on the New York Stock Exchange (NYSE) as American Depository Receipts (ADRs). The applicable corporate governance codes for each stock exchange and a review of Novo Nordisk's compliance are available at novonordisk.com/about_us.

In accordance with section 107b of the Danish Financial Statements Act, Novo Nordisk discloses its mandatory corporate governance report at novonordisk.com/about_us/corporate_governance/compliance.asp. Novo Nordisk adheres to all but the following recommendations:

- The Board of Directors has not established a Remuneration Committee (as mentioned above a Remuneration Committee will be established in 2015).
- Current employment contracts for Executive Management allow in some instances for severance payments of more than 24 months' fixed base salary plus pension contribution.
- The majority of the Nomination Committee's members are not independent. Two members are not independent, including the Chairman, and two members are independent.

Novo Nordisk complies with the corporate governance standards of NYSE applicable to foreign listed private issuers. As a controlled company, Novo Nordisk is not obliged to comply with all the standards established by NYSE. Furthermore, Novo Nordisk, as a foreign private issuer, is permitted to follow home country practice, which is the case in relation to independence requirements, audit committee, equity compensation plans, code of business conduct and ethics, and CEO certification. A summary of the significant ways in which Novo Nordisk's corporate governance practices differ from the NYSE corporate governance listing standards can be found in the corporate governance report at novonordisk.com/about_us/corporate_governance/compliance.asp.

Novo Nordisk is part of the Novo Group and adheres to the Charter for Companies in the Novo Group, which is available at novo.dk. However, all strategic and operational matters are solely decided by the Board of Directors and Executive Management of Novo Nordisk. Read more about the Novo Group on p 44.

49

REMUNERATION

The long-term share-based incentive programme for Executive Management has, until now, been based on a calculation of economic value creation compared with planned performance and adjusted if certain non-financial targets were not met. As the sales growth to a large extent drives the financial development of the company and hence shareholder return, a new adjustment factor was introduced in 2014.

Remuneration of the Board of Directors and Executive Management is assessed on an annual basis against a benchmark of Nordic companies as well as European pharmaceutical companies that are similar to Novo Nordisk in size, complexity and market capitalisation. The results are presented to the Board of Directors by the Chairman at its October meeting. The company strives for simplicity when devising the remuneration package, and its remuneration principles provide guidance for the remuneration of the Board of Directors and Executive Management. These principles are available at novonordisk.com/about_us/corporate_governance/remuneration.asp.

BOARD OF DIRECTORS' REMUNERATION

The remuneration of Novo Nordisk's Board of Directors comprises a fixed base fee, a multiplier of the fixed base fee for the Chairmanship and members of the company's Audit Committee and Nomination Committee, fees for ad hoc tasks and a travel allowance. At the December meeting, the Board of Directors agrees on recommendations for remuneration levels for the next financial year. In connection with the approval of the annual report, the Board of Directors endorses the actual remuneration for the past financial year and the recommendation on remuneration levels for the current financial year. These are then presented to the annual general meeting for approval.

TRAVEL AND OTHER EXPENSES

All board members who reside outside Denmark are paid a fixed travel allowance per board meeting: 3,000 euros for Europe-based board members and 6,000 euros for board members based outside Europe. Otherwise, no travel allowance is paid to board members when attending board meetings outside Denmark. Expenses such as travel and accommodation in relation to board meetings as well as those associated with continuing education are reimbursed. Novo Nordisk also pays social security taxes imposed by foreign authorities.

VARIABLE REMUNERATION

Board members are not offered stock options, warrants, restricted stock or participation in other incentive schemes.

EXECUTIVE MANAGEMENT'S REMUNERATION

The remuneration of Novo Nordisk's Executive Management is proposed by the Chairmanship and approved by the Board of Directors. Remuneration packages for executives comprise a fixed base salary, a cash-based incentive, a share-based incentive, a pension contribution and other benefits. The split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while promoting sound, long-term business decisions to meet the company's objectives. All incentives are subject to claw-back if it is subsequently determined that payment was based on information that was manifestly misstated.

FIXED BASE SALARY

The fixed base salary is intended to attract and retain executives with the professional and personal competences required to drive the company's performance.

CONTINUED ▶

BOARD OF DIRECTORS

IN 2014, THE BASE FEE FOR MEMBERS OF THE BOARD OF DIRECTORS WAS DKK 500,000 (DKK 500,000 IN 2013)

	2014				2013			
DKK million	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total
Göran Ando[3,4] (chairman of the Board and of the Nomination Committee)	1.5	–	0.1	1.6	1.4	–	0.1	1.5
Jeppe Christiansen[1] (vice chairman of the Board)	1.0	–	–	1.0	0.8	–	–	0.8
Hannu Ryöppönen (chairman of the Audit Committee)	0.5	0.5	0.1	1.1	0.5	0.5	0.1	1.1
Liz Hewitt (member of the Audit Committee and the Nomination Committee)	0.5	0.4	0.1	1.0	0.5	0.3	0.1	0.9
Helge Lund[1] (member of the Audit Committee)	0.4	0.2	0.1	0.7	–	–	–	–
Stig Strøbæk (member of the Audit Committee)	0.5	0.3	–	0.8	0.5	0.2	–	0.7
Bruno Angelici (member of the Nomination Committee)	0.5	0.1	0.1	0.7	0.5	0.1	0.1	0.7
Liselotte Hyveled[1]	0.4	–	–	0.4	–	–	–	–
Thomas Paul Koestler	0.5	–	0.3	0.8	0.5	–	0.3	0.8
Anne Marie Kverneland	0.5	0.0	–	0.5	0.5	0.1	–	0.6
Søren Thuesen Pedersen (member of the Nomination Committee)	0.5	0.1	–	0.6	0.5	–	–	0.5
Henrik Gürtler[2]	0.1	–	–	0.1	0.5	–	–	0.5
Ulrik Hjulmand-Lassen[2]	0.1	–	–	0.1	0.5	–	–	0.5
Sten Scheibye[2]	–	–	–	–	0.4	–	–	0.4
Kurt Anker Nielsen[2]	–	–	–	–	0.1	0.1	–	0.2
Total	7.0	1.6	0.8	9.4[5]	7.2	1.3	0.7	9.2[5]

1. Jeppe Christiansen was first elected at the Annual General Meeting in March 2013. Helge Lund and Liselotte Hyveled were first elected in March 2014. 2. Sten Scheibye and Kurt Anker Nielsen resigned as of March 2013. Henrik Gürtler and Ulrik Hjulmand-Lassen resigned as of March 2014. 3. Novo Nordisk provides secretarial assistance to the chairman in Denmark and the UK. 4. As Göran Ando also holds the position of chairman of the Board, he has not received a fee as chairman of the Nomination Committee. 5. Excluding social security taxes paid by Novo Nordisk amounting to less than DKK 1 million (less than DKK 1 million in 2013).

NOVO NORDISK ANNUAL REPORT 2014

## CASH-BASED INCENTIVE

The cash-based incentive is designed to incentivise individual performance and the achievement of a number of predefined short-term functional and individual business targets linked to goals in the company's Balanced Scorecard. Short-term targets for the chief executive officer are set by the Chairman of the Board of Directors, while the targets for the other members of Executive Management are set by the CEO. The Chairmanship evaluates the degree of achievement for each member of Executive Management based on input from the CEO.

In March 2014, the Board of Directors determined that the 2014 maximum bonus would be up to 12 months' fixed base salary plus pension contribution for the CEO and up to nine months' fixed base salary plus pension contribution for the remaining five members of Executive Management.

## SHARE-BASED INCENTIVES

The long-term share-based incentive programme is designed to promote the collective performance of Executive Management and align the interests of executives and shareholders. Share-based incentives are linked to both financial and non-financial targets. The long-term incentive programme is based on a calculation of economic value creation compared with planned performance. In line with Novo Nordisk's long-term financial targets, the calculation of economic value creation is based on reported operating profit after tax reduced by a weighted average cost of capital-based return requirement on average invested capital.

Given that the sales growth to a large extent drives the financial development of the company and hence economic value creation, a new adjustment factor was introduced in 2014 related to this. The calculated economic value creation is further adjusted if certain non-financial targets are not met. Non-financial targets are determined on the basis of an assessment of the objectives regarded as particularly important for the fulfilment of the company's long-term performance. Besides financial and sales growth targets, the 2014 targets consisted of 16 targets linked to the company's Balanced Scorecard within the categories of research and development, quality, patients, employees, environment and reputation. Targets within research and development were related to specific milestones such as execution of trials, product approvals and product launches.

Based on these principles, a proportion of the calculated economic value creation is allocated to a joint pool for the participants, who include Executive Management and other members of the Senior Management Board.

In March 2014, the Board of Directors determined that the 2014 maximum for Executive Management would be 12 months for the CEO and nine months for the other members of Executive Management. If the targets are met for economic value creation and sales growth, and at least 85% performance is reached for non-financial targets, the allocation to the joint pool would correspond to six months' base salary plus pension contribution for the CEO and four and a half months' base salary plus pension contribution for the other members of Executive Management. Further information on Novo Nordisk's share-based incentives is available at novonordisk.com/about_us.

## PENSION

Pension contributions are paid to enable executives to build up an income for retirement.

## OTHER BENEFITS

Other benefits are added to ensure that overall remuneration is competitive and aligned with local practice. Such benefits are approved by the Board of Directors via delegation of powers to the Chairmanship. In addition, executives may participate in employee benefit programmes such as employee share purchase programmes.

## SEVERANCE PAYMENT

Novo Nordisk may terminate employment by giving executives 12 months' notice. Executives may terminate their employment by giving Novo Nordisk six months' notice. In addition to the notice period, executives are entitled to a severance payment. Current employment contracts allow severance payments of up to 36 months' fixed base salary plus pension contribution in the event of a merger, acquisition or takeover of Novo Nordisk. If an executive's employment is terminated by Novo Nordisk for other reasons, the severance payment is three months' fixed base salary plus pension contribution per year of employment as an executive, taking into account previous employment history. In no event will the severance payment be less than 12 months' or more than 36 months' fixed base salary plus pension contribution.

The existing employment contracts will not be changed. For the two executives who joined Executive Management in 2013 and for all future employment contracts for executives, the severance payment will be no more than 24 months' fixed base salary plus pension contribution, which will bring Novo Nordisk into alignment with the Danish Corporate Governance Recommendations in the long term.

## COMPOSITION OF EXECUTIVE REMUNERATION

### 2014 ON-TARGET PERFORMANCE


Fixed base salary
Cash bonus
Share-based incentive
Pensions
Benefits
CEO
Other members of Executive Management
0
10
20
30
40
50
60
70
80
90
100%

## REMUNERATION PACKAGE COMPONENTS

| Remuneration | Board of Directors | Executive Management | Comments relating to Executive Management |
|---|---|---|---|
| Fixed fee/base salary | ✔ | ✔ | Accounts for approximately 25–50% of the total value of the remuneration package* |
| Fee for committee work | ✔ | ✖ | |
| Fee for ad hoc tasks | ✔ | ✖ | |
| Cash bonus | ✖ | ✔ | Up to 6–12 months' fixed base salary + pension per year |
| Share-based incentive | ✖ | ✔ | Up to 9–12 months' fixed base salary + pension contribution per year |
| Pensions | ✖ | ✔ | 25–30% of fixed base salary and cash-based incentive |
| Travel allowance and other expenses | ✔ | ✔ | Executive Management receives a minor travel allowance equal to that of all other Denmark-based employees |
| Benefits | ✖ | ✔ | Non-monetary benefits such as company car and phone |
| Severance payment | ✖ | ✔ | Up to 24 months' fixed base salary + pension. The employment contracts entered into before 2008 exceed the 24-month limit, though will not exceed 36 months' fixed base salary plus pension contribution |

* The interval 25–50% states the span between 'maximum performance' and 'on-target performance'.

51

SALES BELOW INCENTIVE TARGET REDUCE SHARE ALLOCATION FOR 2014

While Novo Nordisk exceeded the planned target for economic value creation in 2014, the company did not meet its sales growth objective established for the share-based long-term incentive programme.

The sales growth in local currencies was realised at 8.3% versus an incentive target of 10.0%. As a consequence, the allocation of shares under the long-term incentive programme has been reduced to reflect the lower sales performance. The performance for non-financial targets in 2014 did meet the predefined targets and hence no further reduction in allocation has been applied.

REMUNERATION OF EXECUTIVE MANAGEMENT AND OTHER MEMBERS OF THE SENIOR MANAGEMENT BOARD

	2014						2013					
DKK million	Fixed base salary	Cash bonus	Pension	Benefits	Share-based incentive	Total	Fixed base salary	Cash bonus	Pension	Benefits	Share-based incentive	Total
Executive Management												
Lars Rebien Sørensen	10.4	9.5	5.0	0.3	–	25.2	10.1	5.1	3.8	0.3	–	19.3
Jesper Brandgaard	5.8	3.9	2.5	0.3	–	12.5	5.7	2.4	2.0	0.3	–	10.4
Lars Fruergaard Jørgensen	4.4	2.2	1.6	0.3	–	8.5	4.1	1.4	1.4	0.3	–	7.2
Lise Kingo[1]	4.8	2.0	1.7	0.3	–	8.8	5.1	1.9	1.8	0.3	–	9.1
Jakob Riis	4.4	1.8	1.5	0.3	–	8.0	4.1	1.4	1.4	0.3	–	7.2
Kåre Schultz	7.3	4.3	3.1	0.3	–	15.0	6.3	2.7	2.4	0.3	–	11.7
Mads Krogsgaard Thomsen	5.8	3.9	2.5	0.3	–	12.5	5.7	2.4	2.0	0.3	–	10.4
Executive Management in total	42.9	27.6	17.9	2.1	–	90.5	41.1	17.3	14.8	2.1	–	75.3
Other members of the Senior Management Board in total[2]	83.3[4]	28.7	21.9	21.6	–	155.5	82.7[4]	32.3	25.5	14.4	–	154.9
Share allocation[3]					66.2	66.2					51.5	51.5

1. Following a change in the distribution of responsibilities among the members of Executive Management, it has been decided to reduce the number of executive positions from seven to six. In this connection EVP Lise Kingo has decided to leave Novo Nordisk as of November 2014. The 2014 remuneration for Lise Kingo is included in the above table, wheras severance payments of DKK 32.2 million are not included. 2. The total remuneration for 2014 includes remuneration to 31 senior vice presidents (33 in 2013), none of whom have retired or left the company (five in 2013). 3. The joint pool of shares is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant-date market value of Novo Nordisk B shares. Based on the split of participants at the establishment of the joint pool, approximately 40% of the pool will be allocated to the members of Executive Management and 60% to other members of the Senior Management Board (2013: 40% and 60% respectively). In the lock-up period, the joint pool may potentially be reduced in the event of lower-than-planned value creation in subsequent years. 4. Including social security taxes paid amounting to DKK 2.7 million (DKK 2.0 million in 2013).

MANAGEMENT'S LONG-TERM INCENTIVE PROGRAMME

The shares allocated to the joint pool for 2011 (448,560 shares) were released to the individual participants subsequent to the approval of the Annual Report 2014 by the Board of Directors and the announcement on 30 January 2015 of the full-year financial results for 2014. Based on the share price at the end of 2014, the value of the released shares is as follows:

Value as at 31 December 2014 of shares released on 30 January 2015	Number of shares	Market value[1] (DKK million)
Executive Management		
Lars Rebien Sørensen	37,515	9.7
Jesper Brandgaard	25,010	6.5
Lars Fruergaard Jørgensen	12,505	3.3
Jakob Riis	12,505	3.3
Kåre Schultz	25,010	6.5
Mads Krogsgaard Thomsen	25,010	6.5
Executive Management in total[2]	137,555	35.8
Other members of the Senior Management Board in total[2]	203,825	53.1

1. The market value of the shares released in 2015 is based on the Novo Nordisk B share price of DKK 260.30 at the end of 2014. 2. In addition, 107,180 shares (market value: DKK 27.9 million) were released to retired Executive Management and Senior Management Board members.

Lars Rebien Sørensen serves as a member of the Supervisory Board of Bertelsmann AG, from which he received remuneration of EUR 117,000 in 2014 (EUR 122,000 in 2013) and as a board member of Thermo Fisher Scientific Inc, from which he received remuneration of USD 299,063 in 2014 (USD 314,786 in 2013). Jesper Brandgaard serves as chairman of the Board of Directors of SimCorp A/S, from which he received remuneration of DKK 913,500 in 2014 (DKK 871,068 in 2013). Kåre Schultz serves as a board member of LEGO A/S, from which he received remuneration of DKK 400,000 in 2014 (DKK 350,000 in 2013). Kåre Schultz also serves as chairman of the Board of Directors of Royal Unibrew A/S, from which he received remuneration of DKK 625,000 in 2014 (DKK 625,000 in 2013). Mads Krogsgaard Thomsen serves as a board member of the University of Copenhagen, from which he received remuneration of DKK 81,200 in 2014 (DKK 40,500 in 2013). Jakob Riis serves as a board member of ALK-Abelló A/S, from which he received remuneration of DKK 375,000 in 2014 (DKK 375,000 in 2013).

52 | GOVERNANCE, LEADERSHIP AND SHARES

BOARD OF DIRECTORS



Göran Ando (chair)

Formerly CEO of Celltech Group plc, UK (retired). Member of the Board of Novo Nordisk A/S since 2005, vice chair since 2006, chair since 2013 and chair of the Nomination Committee since 2013.
Management duties: Symphogen A/S, Denmark (chair), member of the boards of Novo A/S, Denmark, Molecular Partners AG, Switzerland, and RAND Health, US. Senior advisor to Essex Woodlands Health Ventures Ltd., UK.
Special competences: Medical qualifications and extensive executive background within the international pharmaceutical industry.
Education: Specialism in general medicine (1978) and degree in medicine (1973), both from Linköping Medical University, Sweden.



Jeppe Christiansen (vice chair)

Chief executive officer of Fondsmæglerselskabet Maj Invest A/S, Denmark. Member and vice chair of the Board of Novo Nordisk A/S since 2013.
Management duties: Haldor Topsøe A/S (vice chair), member of the boards of Novo A/S, KIRKBI A/S and Symphogen A/S, all in Denmark.
Special competences: Extensive background and experience within the financial sector, in particular in relation to financial and capital market issues, as well as insight into the investor perspective.
Education: MSc in Economics (1985) from the University of Copenhagen, Denmark.



Bruno Angelici

Formerly executive vice president of AstraZeneca (retired). Member of the Board of Novo Nordisk A/S since 2011 and member of the Nomination Committee since 2013.
Management duties: Vectura Group plc (chair), member of the boards of Smiths Group plc, UK, and Wolters Kluwer, the Netherlands. Member of the Global Advisory Board of Takeda Pharmaceutical Company Limited, Japan.
Special competences: Extensive global experience with two companies in the fields of pharmaceuticals and medical devices, and in-depth knowledge of strategy, sales, marketing and governance of major companies.
Education: AMP (1993) from Harvard Business School and MBA (1978) from Kellogg School of Management at Northwestern University, both in the US. Law degree (1973) from Reims University and BA in Business Administration (1971) from École Supérieure de Commerce de Reims, both in France.



Liz Hewitt

Formerly Group Director Corporate Affairs of Smith & Nephew plc, UK (retired). Member of the Board of Novo Nordisk A/S since 2012, and member of the Audit Committee since 2012 and of the Nomination Committee since 2013.
Management duties: Member of the boards of Melrose Industries plc and Savilles plc, both in the UK. External member of the audit committee of the House of Lords, UK.
Special competences: Extensive experience within the field of medical devices, significant financial knowledge and knowledge of how large international companies operate.
Education: BSc (Econ) (Hons) (1977) from University College London, UK, and FCA (UK Institute of Chartered Accountants) (1982).



Liselotte Hyveled

Project vice president for Novo Nordisk's prandial insulin projects Faster-acting insulin aspart and Prandial BioEdge in Insulin, GH & Devices in Global Development. Member of the Board of Novo Nordisk A/S since 2014.
Education: Master of Science (1992) from Copenhagen University, and Master of Medical Business Strategies (2011) from Copenhagen Business School, both in Denmark.



Thomas Paul Koestler

Executive with Vatera Holdings LLC, US. Member of the Board of Novo Nordisk A/S since 2011.
Management duties: Melinta Therapeutics Inc., US (chair). Member of the boards of Momenta Pharmaceuticals Inc., ImmusanT Inc., Arisaph Pharmaceuticals Inc. and Edgemont Pharmaceuticals LLC, all in the US.
Special competences: Extensive R&D knowledge, both generally and within the field of regulatory affairs. Significant know-how about the pharmaceutical industry in general and how large international corporations operate. Additional knowledge of the US market.
Education: PhD in Medicine & Pathology (1982) from the Roswell Park Memorial Institute and BSc in Biology (1975) from Daemen College, both in the US.

Name (male/female)	First elected	Term	Nationality	Born	Independence[1]
Göran Ando (m)	2005	2015	Swedish	March 1949	Not independent[2]
Jeppe Christiansen (m)	2013	2015	Danish	November 1959	Not independent[2]
Bruno Angelici (m)	2011	2015	French	April 1947	Independent
Liz Hewitt (f)	2012	2015	British	November 1956	Independent[4,5]
Liselotte Hyveled (f)	2014	2018	Danish	January 1966	Not independent[3]
Thomas Paul Koestler (m)	2011	2015	American	June 1951	Independent

1. As designated by Nasdaq Copenhagen in accordance with section 3.2.1 of Recommendations on Corporate Governance (updated 2014). 2. Member of the Board of Novo A/S.
3. Elected by employees of Novo Nordisk.

NOVO NORDISK ANNUAL REPORT 2014

GOVERNANCE, LEADERSHIP AND SHARES | 53



Anne Marie Kverneland

Laboratory technician and full-time shop steward. Member of the Board of Novo Nordisk A/S since 2000.
Management duties: Member of the Novo Nordisk Foundation since 2014.
Education: Degree in Medical Laboratory Technology (1980) from Copenhagen University Hospital, Denmark.



Helge Lund

Formerly CEO of Statoil ASA, Norway. Chief executive officer of BG Group, UK, with effect from 2 March 2015. Member of the Board of Novo Nordisk A/S and the Audit Committee since 2014.
Special competences: Extensive executive and board experience in large multinational companies headquartered in Scandinavia within regulated markets, and significant financial knowledge.
Education: MA in Economics (1987) from the Norwegian School of Economics & Business Administration (NHH) and MBA from INSEAD (1991), France.



Søren Thuesen Pedersen

External Affairs director in Quality Intelligence. Member of the Board of Novo Nordisk A/S since 2006 and member of the Nomination Committee since 2014.
Management duties: Member of the boards of HOFOR A/S, HOFOR Forsyning Holding PS, HOFOR Forsyning Komplementar A/S and HOFOR Forsyning A/S, all in Denmark.
Education: BSc in Chemical Engineering (1988) from the Engineering Academy of Denmark.



Hannu Ryöppönen

Formerly CFO and deputy CEO of Stora Enso Oyj, Finland (retired). Member of the Board of Novo Nordisk A/S since 2009 and chair of the Audit Committee since 2012 (member since 2009).
Management duties: Private equity funds Altor 2003 GP Limited (chair), Altor Fund II GP Limited (chair) and Altor III GP Limited (chair), all in Jersey, Channel Islands. Member of the boards of Amer Sports Oyj, Finland, and the private equity fund Value Creation Investments Limited II, Jersey, Channel Islands. Chair of the audit committee of Amer Sports Oyj, Finland.
Special competences: International executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financial and capital market issues, but also experience in private equity and mergers & acquisitions (M&A).
Education: BA in Business Administration (1976) from Hanken School of Economics, Helsinki, Finland.



Stig Strøbæk

Electrician and full-time shop steward. Member of the Board of Novo Nordisk A/S since 1998 and member of the Audit Committee since 2013.
Education: Qualified electrician. Diploma in further training for board members (2003) from the Danish Employees' Capital Pension Fund (LD).

Name (male/female)	First elected	Term	Nationality	Born	Independence[1]
Anne Marie Kverneland (f)	2000	2018	Danish	July 1956	Not independent[3]
Helge Lund (m)	2014	2015	Norwegian	October 1962	Independent[4,5]
Søren Thuesen Pedersen (m)	2006	2018	Danish	December 1964	Not independent[3]
Hannu Ryöppönen (m)	2009	2015	Finnish	March 1952	Independent[4,5]
Stig Strøbæk (m)	1998	2018	Danish	January 1964	Not independent[3]

4. Mr Ryöppönen, Mr Lund and Ms Hewitt qualify as independent Audit Committee members as defined by the US Securities and Exchange Commission (SEC). 5. Mr Ryöppönen, Mr Lund and Ms Hewitt qualify as independent Audit Committee members as defined under part 8 of the Danish Act on Approved Auditors and Audit Firms.

NOVO NORDISK ANNUAL REPORT 2014

54 | GOVERNANCE, LEADERSHIP AND SHARES

EXECUTIVE MANAGEMENT



Lars Rebien Sørensen
Chief executive officer

Lars Rebien Sørensen joined Novo Nordisk's Enzymes Marketing in 1982. Over the years, he has completed several overseas postings, including in the Middle East and the US. He was appointed a member of Corporate Management in May 1994, and in December 1994 was given special responsibility within Corporate Management for Health Care. He was appointed president and chief executive officer in November 2000.
Other management duties: Member of the boards of Thermo Fisher Scientific Inc., US, and Bertelsmann AG, Germany.
Born: October 1954.



Kåre Schultz
President and chief operating officer

Kåre Schultz joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000, he was appointed executive vice president and chief of staff. In March 2002, he took over the position of executive vice president and chief operating officer. In February 2014, he was appointed president and chief operating officer.
Other management duties: Chair of the board of Royal Unibrew A/S and member of the board of LEGO A/S, both in Denmark.
Born: May 1961.



Jesper Brandgaard
Chief financial officer

Jesper Brandgaard joined Novo Nordisk in 1999 as senior vice president of Corporate Finance. He was appointed executive vice president and chief financial officer in November 2000.
Other management duties: Chair of the boards of SimCorp A/S and NNIT A/S, both in Denmark.
Born: October 1963.



Lars Fruergaard Jørgensen
Executive vice president of Corporate Development and chief of staff

Lars Fruergaard Jørgensen joined Novo Nordisk in 1991 as an economist in Health Care, Economy & Planning and has, over the years, completed overseas postings in the US and Japan. In 2004, he was appointed senior vice president for IT & Corporate Development. In January 2013, he was appointed executive vice president and chief information officer, assuming responsibility for IT, Quality & Corporate Development. In November 2014, he also took over responsibility for Corporate People & Organisation and Business Assurance.
Other management duties: Chair of the board of NNE Pharmaplan A/S and member of the board of NNIT A/S, both in Denmark.
Born: November 1966.



Jakob Riis
Executive vice president of Marketing, Medical Affairs and Stakeholder Engagement

Jakob Riis joined Novo Nordisk in 1996 as a health economist in marketing, and has over the years completed overseas postings in the US and Japan. In 2005, he was appointed senior vice president for Marketing. In January 2013, he was appointed executive vice president, assuming responsibility for Marketing & Medical Affairs. In November 2014, he took over responsibility for Corporate Stakeholder Engagement.
Other management duties: Chair of the board of Copenhagen Institute of Interaction Design and member of the board and audit committee of ALK-Abelló A/S, both in Denmark.
Born: April 1966.



Mads Krogsgaard Thomsen
Chief science officer

Mads Krogsgaard Thomsen joined Novo Nordisk in 1991 as head of Growth Hormone Research. He was appointed executive vice president and chief science officer in November 2000. He is a member of the editorial boards of international journals. He has served as president of the National Academy of Technical Sciences (ATV), Denmark. He is adjunct professor of pharmacology at the Faculty of Health and Medical Sciences of the University of Copenhagen, Denmark.
Other management duties: Chair of the board of Steno Diabetes Center A/S and member of the board of the University of Copenhagen, both in Denmark.
Born: December 1960.

NOVO NORDISK ANNUAL REPORT 2014

56 | CONSOLIDATED FINANCIAL STATEMENTS

INCOME STATEMENT
AND STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER

DKK million	Note	2014	2013	2012
INCOME STATEMENT				
Net sales	2.1, 2.2	88,806	83,572	78,026
Cost of goods sold	2.2, 2.4	14,562	14,140	13,465
Gross profit		74,244	69,432	64,561
Sales and distribution costs	2.2, 2.4	23,223	23,380	21,544
Research and development costs	2.2, 2.3, 2.4	13,762	11,733	10,897
Administrative costs	2.2, 2.4	3,537	3,508	3,312
Other operating income, net	2.2, 2.4, 2.5	770	682	666
Operating profit		34,492	31,493	29,474
Financial income	4.7	167	1,702	125
Financial expenses	4.7	563	656	1,788
Profit before income taxes		34,096	32,539	27,811
Income taxes	2.6	7,615	7,355	6,379
Net profit for the year		**26,481**	25,184	21,432
EARNINGS PER SHARE				
Basic earnings per share (DKK)	4.1	10.10	9.40	7.82
Diluted earnings per share (DKK)	4.1	10.07	9.35	7.77

DKK million	Note	2014	2013	2012
STATEMENT OF COMPREHENSIVE INCOME				
Net profit for the year		26,481	25,184	21,432
Other comprehensive income:				
Remeasurements of defined benefit plans	3.6	(247)	54	(281)
Items that will not subsequently be reclassified to the Income statement		(247)	54	(281)
Exchange rate adjustments of investments in subsidiaries		(39)	(435)	(172)
Cash flow hedges, realisation of previously deferred (gains)/losses		(1,229)	(809)	1,182
Cash flow hedges, deferred gains/(losses) incurred during the period		(2,225)	1,195	849
Other items		111	75	35
Items that will be reclassified subsequently to the Income statement when specific conditions are met		(3,382)	26	1,894
Other comprehensive income before tax		(3,629)	80	1,613
Tax on other comprehensive income, income/(expense)	2.6	977	(211)	(587)
Other comprehensive income for the year, net of tax		**(2,652)**	(131)	1,026
Total comprehensive income for the year		**23,829**	25,053	22,458

NOVO NORDISK ANNUAL REPORT 2014

CONSOLIDATED FINANCIAL STATEMENTS | 57

BALANCE SHEET
AT 31 DECEMBER

DKK million	Note	2014	2013
ASSETS			
Intangible assets	3.1	1,378	1,615
Property, plant and equipment	3.2	23,136	21,882
Deferred income tax assets	2.6	5,399	4,231
Other financial assets	4.6	856	551
Total non-current assets		30,769	28,279
Inventories	3.3	11,357	9,552
Trade receivables	3.4	13,041	10,907
Tax receivables		3,210	3,155
Other receivables and prepayments	3.5	2,750	2,454
Marketable securities	4.2, 4.6	1,509	3,741
Derivative financial instruments	4.3	30	1,521
Cash at bank and on hand	4.2, 4.4	14,396	10,728
Total current assets		46,293	42,058
Total assets		77,062	70,337
EQUITY AND LIABILITIES			
Share capital	4.1	530	550
Treasury shares	4.1	(11)	(21)
Retained earnings		41,277	41,137
Other reserves		(1,502)	903
Total equity		40,294	42,569
Deferred income tax liabilities	2.6	7	672
Retirement benefit obligations	3.6	1,031	688
Provisions	3.7	2,041	2,183
Total non-current liabilities		3,079	3,543
Current debt	4.6	720	215
Trade payables	4.6	4,950	4,092
Tax payables		2,771	2,222
Other liabilities	3.8	11,051	9,386
Derivative financial instruments	4.3	2,607	–
Provisions	3.7	11,590	8,310
Total current liabilities		33,689	24,225
Total liabilities		36,768	27,768
Total equity and liabilities		77,062	70,337

NOVO NORDISK ANNUAL REPORT 2014

58 | CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER

DKK million	Note	2014	2013	2012
Net profit for the year		**26,481**	25,184	21,432
Adjustment for non-cash items:				
Income taxes	2.6	7,615	7,355	6,379
Depreciation, amortisation and impairment losses	3.1, 3.2	3,435	2,799	2,693
Other non-cash items	5.3	4,163	584	2,181
Change in working capital	4.5	(2,148)	(265)	274
Interest received		131	131	207
Interest paid		(78)	(39)	(61)
Income taxes paid	2.6	(7,907)	(9,807)	(10,891)
Net cash generated from operating activities		**31,692**	25,942	22,214
Proceeds from sale of other financial assets		35	29	–
Purchase of intangible assets and other financial assets	3.1, 4.6	(345)	(406)	(250)
Proceeds from sale of property, plant and equipment		4	31	53
Purchase of property, plant and equipment	3.2	(3,990)	(3,238)	(3,372)
Sale/(purchase) of marketable securities		2,232	811	(501)
Net cash used in investing activities		**(2,064)**	(2,773)	(4,070)
Repayment of loans		–	–	(502)
Purchase of treasury shares, net	4.1	(14,667)	(13,924)	(11,896)
Dividends paid	4.1	(11,866)	(9,715)	(7,742)
Net cash used in financing activities		**(26,533)**	(23,639)	(20,140)
Net cash generated from activities		**3,095**	(470)	(1,996)
Cash and cash equivalents at the beginning of the year		10,513	11,053	13,057
Exchange gains/(losses) on cash and cash equivalents		68	(70)	(8)
Cash and cash equivalents at the end of the year	4.4	**13,676**	10,513	11,053

NOVO NORDISK ANNUAL REPORT 2014

CONSOLIDATED FINANCIAL STATEMENTS | 59

STATEMENT OF CHANGES IN EQUITY
AT 31 DECEMBER

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves: Exchange rate adjustment	Other reserves: Cash flow hedges	Other reserves: Tax and other items	Total other reserves	Total
2014								
Balance at the beginning of the year	550	(21)	41,137	(209)	1,233	(121)	903	42,569
Net profit for the year			26,481					26,481
Other comprehensive income for the year			(247)	(39)	(3,454)	1,088	(2,405)	(2,652)
Total comprehensive income for the year			26,234	(39)	(3,454)	1,088	(2,405)	23,829
Transactions with owners:								
Dividends (note 4.1)			(11,866)					(11,866)
Share-based payments (note 5.1)			371					371
Tax credit related to share option scheme			58					58
Purchase of treasury shares (note 4.1)		(11)	(14,717)					(14,728)
Sale of treasury shares (note 4.1)		1	60					61
Reduction of the B share capital (note 4.1)	(20)	20						–
Balance at the end of the year	530	(11)	41,277	(248)	(2,221)	967	(1,502)	**40,294**
2013								
Balance at the beginning of the year	560	(17)	39,001	226	847	15	1,088	40,632
Net profit for the year			25,184					25,184
Other comprehensive income for the year			54	(435)	386	(136)	(185)	(131)
Total comprehensive income for the year			25,238	(435)	386	(136)	(185)	25,053
Transactions with owners:								
Dividends (note 4.1)			(9,715)					(9,715)
Share-based payments (note 5.1)			409					409
Tax credit related to share option scheme			114					114
Purchase of treasury shares (note 4.1)		(15)	(13,974)					(13,989)
Sale of treasury shares (note 4.1)		1	64					65
Reduction of the B share capital (note 4.1)	(10)	10						–
Balance at the end of the year	550	(21)	41,137	(209)	1,233	(121)	903	42,569
2012								
Balance at the beginning of the year	580	(24)	37,111	398	(1,184)	567	(219)	37,448
Net profit for the year			21,432					21,432
Other comprehensive income for the year			(281)	(172)	2,031	(552)	1,307	1,026
Total comprehensive income for the year			21,151	(172)	2,031	(552)	1,307	22,458
Transactions with owners:								
Dividends (note 4.1)			(7,742)					(7,742)
Share-based payments (note 5.1)			308					308
Tax credit related to share option scheme			56					56
Purchase of treasury shares (note 4.1)		(15)	(12,147)					(12,162)
Sale of treasury shares (note 4.1)		2	264					266
Reduction of the B share capital (note 4.1)	(20)	20						–
Balance at the end of the year	560	(17)	39,001	226	847	15	1,088	40,632

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60 | CONSOLIDATED FINANCIAL STATEMENTS

NOTES

SECTIONS IN THE CONSOLIDATED FINANCIAL STATEMENTS

SECTION 1 BASIS OF PREPARATION

Read this section to get an overview of the financial accounting policies in general and an overview of Management's key accounting estimates.

1.1 Summary of significant accounting policies, p 61
1.2 Summary of key accounting estimates, p 61
1.3 Changes in accounting policies and disclosures, p 62
1.4 General accounting policies, p 62

SECTION 2 RESULTS FOR THE YEAR

Read this section to get more details on the results for the year, including operating segments, taxes and employee costs.

2.1 Net sales and sales deductions, p 63
2.2 Segment information, p 65
2.3 Research and development costs, p 66
2.4 Employee costs, p 68
2.5 Other operating income, net, p 69
2.6 Income and deferred income taxes, p 69

SECTION 3 OPERATING ASSETS AND LIABILITIES

Read this section to get more details on the assets that form the basis for the activities of Novo Nordisk, and the related liabilities.

3.1 Intangible assets, p 71
3.2 Property, plant and equipment, p 72
3.3 Inventories, p 74
3.4 Trade receivables, p 74
3.5 Other receivables and prepayments, p 75
3.6 Retirement benefit obligations, p 75
3.7 Provisions and contingent liabilities, p 77
3.8 Other liabilities, p 78

SECTION 4 CAPITAL STRUCTURE AND FINANCING ITEMS

Read this section to gain an insight into the capital structure, cash flow and financing items.

4.1 Share capital, distribution to shareholders and earnings per share, p 79
4.2 Financial risks, p 81
4.3 Derivative financial instruments, p 82
4.4 Cash and cash equivalents, financial resources and free cash flow, p 84
4.5 Change in working capital, p 84
4.6 Financial assets and liabilities, p 84
4.7 Financial income and expenses, p 86

SECTION 5 OTHER DISCLOSURES

Read this section for more details on the statutory notes that have secondary importance from the perspective of Novo Nordisk.

5.1 Share-based payment schemes, p 87
5.2 Management's holdings of Novo Nordisk shares, p 89
5.3 Other non-cash items, p 90
5.4 Commitments, p 91
5.5 Related party transactions, p 92
5.6 Fee to statutory auditors, p 92
5.7 Companies in the Novo Nordisk Group, p 93
5.8 Financial definitions, p 94

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CONSOLIDATED FINANCIAL STATEMENTS | 61

SECTION 1
BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Novo Nordisk presents its Consolidated financial statements on the basis of the latest developments in international financial reporting and strives for early adoption of EU-endorsed IFRS accounting standards. All entities in the Novo Nordisk Group follow the same Group accounting policies. This section gives a summary of the significant accounting policies, Management's key accounting estimates, new IFRS requirements and other accounting policies in general. A detailed description of accounting policies and key accounting estimates related to specific reported amounts is presented in each note to the relevant financial items.

1.1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated financial statements included in this Annual Report have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), in accordance with IFRS as endorsed by the European Union and also in accordance with additional Danish disclosure requirements for annual reports of listed companies.

Measurement basis

The Consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, equity investments and marketable securities measured at fair value.

The principal accounting policies set out below have been applied consistently in the preparation of the Consolidated financial statements for all the years presented.

Principal accounting policies

Novo Nordisk's accounting policies are described in each of the individual notes to the Consolidated financial statements. Considering all the accounting policies applied, Management regards the following as the most significant accounting policies for the recognition and measurement of reported amounts:

- Net sales and sales deductions (notes 2.1 and 3.7)
  Revenue is only recognised when, in Management's judgement, the significant risks and rewards of ownership have been transferred and when the Group does not retain managerial involvement in or effective control over the goods sold. To arrive at net sales, rebates and discounts to government agencies, wholesalers, health insurance companies, managed healthcare organisations and retail customers are deducted from gross sales. These deductions include estimates of unsettled obligations, requiring the use of judgement when estimating the effect of these sales deductions on gross sales for a reporting period.

- Research and development (notes 2.3, 3.1 and 3.2)
  Internal research costs are fully charged to the consolidated income statement in the period in which they are incurred, consistent with industry practice. Novo Nordisk considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalisation of internal development costs as an intangible asset until marketing approval from the regulatory authority in a relevant major market is obtained or highly probable. The same principles are applied to plant and equipment with no alternative use developed as part of a research and development project. However, plant and equipment with alternative use or used for general research and development purposes is capitalised and depreciated over its estimated useful life as research and development costs.

  For acquired in-process research and development projects, the probability effect is reflected in the cost of the asset, and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process research and development projects can often be measured reliably, these projects fulfil the capitalisation criteria as intangible assets upon acquisition. However, further internal development costs subsequent to acquisition are treated in the same way as other internal development costs.

- Derivative financial instruments (note 4.3)
  Novo Nordisk hedges commercial exposures, with foreign exchange risk being the principal financial risk for the Group. The overall objective of foreign exchange risk management is to limit the short-term negative impact on net profit and cash flow from exchange rate fluctuations, thereby increasing the predictability of the financial results. The purpose of hedge accounting is to match the impact of the hedged item and the hedging instrument in the consolidated income statement. Management has chosen to classify the result of hedging activities as part of financial items. Thus, as the majority of Novo Nordisk's sales are in USD, EUR, CNY, JPY, GBP and CAD, net sales will be impacted by exchange rate fluctuations whereas the impact of exchange rate fluctuations on Profit before income taxes depends on the results of the hedging activities and the development in non-hedged currencies.

In addition, the following other accounting policies are considered relevant to an understanding of the Consolidated financial statements:

- Income taxes (note 2.6)
- Property, plant and equipment including impairment (note 3.2)
- Inventories (note 3.3)
- Trade receivables and allowance for doubtful trade receivables (note 3.4)
- Provisions for legal disputes (note 3.7).

Applying materiality

The Consolidated financial statements are a result of processing large numbers of transactions and aggregating those transactions into classes according to their nature or function. When aggregated, the transactions are presented in classes of similar items in the Consolidated financial statements. If a line item is not individually material, it is aggregated with other items of a similar nature in the Consolidated financial statements or in the notes.

There are substantial disclosure requirements throughout IFRS. Management provides specific disclosures required by IFRS unless the information is considered immaterial to the economic decision-making of the users of these financial statements or not applicable.

1.2 SUMMARY OF KEY ACCOUNTING ESTIMATES

The use of reasonable estimates is an essential part of the preparation of the Consolidated financial statements. Given the uncertainties inherent in Novo Nordisk's business activities, Management must make certain estimates and judgements that affect the application of accounting policies and reported amounts of assets, liabilities, sales, costs, cash flows and related disclosures at the date(s) of the Consolidated financial statements.

Management bases its estimates on historical experience and various other assumptions that are held to be reasonable under the circumstances. The estimates and underlying assumptions are reviewed on an ongoing basis and, if necessary, changes are recognised in the period in which the estimate is revised. Management considers the carrying amounts recognised in relation to the key accounting estimates mentioned below to be reasonable and appropriate based on currently available information. However, the actual amounts may differ from the amounts estimated as more detailed information becomes available.

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62 | CONSOLIDATED FINANCIAL STATEMENTS

Management regards the following as the key accounting estimates and assumptions used in the preparation of the Consolidated financial statements:

- Sales deductions and provisions for sales rebates (notes 2.1 and 3.7)
- Indirect production costs (note 3.3)
- Allowance for doubtful trade receivables (note 3.4)
- Income taxes (note 2.6)
- Provisions for legal disputes (note 3.7).

Please refer to the specific notes for further information on the key accounting estimates and assumptions applied.

1.3 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

Adoption of new or amended IFRSs

Based on an assessment of new or amended and revised accounting standards and interpretations ('IFRS') issued by IASB and IFRS endorsed by the European Union effective on or after 1 January 2014, it has been assessed that the application of these new IFRSs has not had a material impact on the Consolidated financial statements in 2014, and Management does not anticipate any significant impact on future periods from the adoption of these new IFRS.

New or amended IFRSs that have been issued but have not yet come into effect and have not been early adopted
In addition to the above, IASB has issued a number of new or amended and revised accounting standards and interpretations that have not yet come into effect. The following standards are in general expected to change current accounting regulation most significantly:

- IASB has issued IFRS 9 'Financial Instruments', with effective date 1 January 2018. It currently awaits EU endorsement. IFRS 9 is part of the IASB's project to replace IAS 39, and the new standard will substantially change the classification and measurement of financial instruments and hedging requirements. Novo Nordisk has assessed the impact of the standard and determined that it will not have any significant impact on the Consolidated financial statements.

- IASB has issued IFRS 15 'Revenue from contracts with customers', with effective date 1 January 2017. It currently awaits EU endorsement. IFRS 15 is part of the convergence project with FASB to replace IAS 18. The new standard will establish a single, comprehensive framework for revenue recognition. Novo Nordisk has assessed the impact of the standard and determined that it will not have any significant impact on the Consolidated financial statements.

- IASB has issued a re-exposure draft on IAS 17 'Leasing'. Depending on the wording of the final standard, the change in lease accounting is expected to require capitalisation of the majority of the Group's operational lease contracts, representing less than 10% of total assets, with a minor impact on the Group's assets, liabilities and financial ratios, and no significant impact on net profit.

1.4 GENERAL ACCOUNTING POLICIES

Principles of consolidation

The Consolidated financial statements incorporate the financial statements of Novo Nordisk A/S and entities controlled by Novo Nordisk A/S. Control exists when Novo Nordisk owns more than 50% of the voting rights or has the power to govern the entity in some other way.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with Novo Nordisk Group policies. All intra-Group transactions, balances, income and expenses are eliminated in full when consolidated.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition and up to the effective date of disposal, as appropriate. Comparative figures are not restated for disposed or acquired companies.

Translation of foreign currencies

Functional and presentation currency
Items included in the financial statements of each of Novo Nordisk's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner (DKK), which is also the functional and presentation currency of the parent company.

Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement.

Translation differences on non-monetary items, such as financial assets classified as available for sale including equity investments, are recognised in Other comprehensive income.

Translation of Group companies
Financial statements of foreign subsidiaries are translated into Danish kroner at the exchange rates prevailing at the end of the reporting period for balance sheet items, and at average exchange rates for income statement items.

All effects of exchange rate adjustments are recognised in the Income statement, with the exception of exchange rate adjustments of investments in subsidiaries arising from:

- the translation of foreign subsidiaries' net assets at the beginning of the year to the exchange rates at the end of the reporting period
- the translation of foreign subsidiaries' statement of comprehensive income from average exchange rates to the exchange rates at the end of the reporting period
- the translation of non-current intra-Group receivables that are considered to be an addition to net investments in subsidiaries.

These specific exchange rate adjustments are recognised in Other comprehensive income.

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# SECTION 2
# RESULTS FOR THE YEAR

This section comprises notes related to the results for the year, such as sales including details on gross-to-net sales and segment information, research and development costs, employee costs as well as details on income and deferred income taxes. Consequently, this section provides information related to performance against two of Novo Nordisk's four long-term financial targets: Operating profit margin and Growth in operating profit.

Novo Nordisk's growth in sales is a result of continued growth in the number of patients due to the diabetes pandemic, Novo Nordisk's ability to bring innovative products to the market and the global commercial presence of our business.

The growth in operating profit and margin reflects not only growth in sales but also the increase in gross margin primarily driven by a favourable pricing development, and a positive product mix due to increased sales of modern insulins and Victoza®, offset by a negative impact from productivity. Additionally a modest increase in administrative costs and tight cost management within sales and marketing has been realised. Research and development costs have been growing faster than sales, reflecting an expanding research and development portfolio.

The article '2014 performance and 2015 outlook' on p 6 includes Management's review of the results for the year.

### Currency fluctuations impact reported sales growth

Novo Nordisk maintains a solid growth in local currencies, though currency fluctuation has a direct impact on reported Net sales and reported Operating profit. In 2014 the reported growth in Net sales and Operating profit has been reduced by 2% (5% in 2013) and 3% (8% in 2013) compared with growth in local currencies. The impact of currency fluctuations in the key currencies (USD, JPY, CNY, GBP and CAD) is mitigated through hedging contracts, the result of which is included in Financial income and expenses. Hence reported Net profit is only impacted to a limited degree by key currency fluctuations.

However, hedging is not considered feasible for emerging market currencies. Consequently, such currency fluctuations have a direct impact on both reported Net sales and Net profit.

Notes 4.2 and 4.3 include information on the foreign exchange risk and sensitivity analysis for the key currencies.

**26.5** DKK BILLION IN NET PROFIT (+5.2%)

**CURRENCY IMPACT ON GROWTH**



Growth DKK
Growth local currencies
%
15
12
9
6
3
0
2013
2014
2013
2014
Net sales
Operating profit

## 2.1 NET SALES AND SALES DEDUCTIONS

### Accounting policies

Revenue from goods sold is recognised when Novo Nordisk has transferred the significant risks and rewards to the buyer, and the amount of revenue can be measured reliably.

Sales are measured at the fair value of the consideration received or receivable. When sales are recognised, Novo Nordisk also records estimates for a variety of sales deductions, including rebates, discounts, refunds, incentives and product returns. Sales deductions are recognised as a reduction of gross sales to arrive at net sales. Where contracts contain customer acceptance provisions, Novo Nordisk recognises sales when the acceptance criteria are satisfied.

Revenue recognition for new product launches is based on specific facts and circumstances relating to those products, including estimated demand and acceptance rates for well-established products with similar market characteristics. Where shipments of new products are made on a sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

### Key accounting estimates – Sales deductions

Sales discounts and sales rebates are predominantly issued in Region North America. In this region, significant sales rebates are paid in connection with US public healthcare insurance programmes, namely Medicare and Medicaid, as well as rebates to pharmacy benefit managers and managed healthcare plans. The most significant discounts are offered under contracts with government programmes such as Medicaid. In addition, political pressure to contain healthcare costs has led several other countries to impose significant price reductions on pharmaceutical products. As such, concerted austerity measures have been implemented by governments in countries in Region Europe, while government-mandated price cuts have been introduced in Region China, Japan and major countries in Region International Operations.

*US wholesaler charge-backs*

Wholesaler charge-backs relate to contractual arrangements between Novo Nordisk and indirect customers in the US whereby products are sold at contract prices lower than the list price originally charged to wholesalers. A wholesaler charge-back represents the difference between the invoice price to the wholesaler and the indirect customer's contract price. Provisions are calculated for estimated charge-backs using a combination of factors such as historical experience, current wholesaler inventory levels, contract terms and the value of claims received but not yet processed. Wholesaler charge-backs are generally settled within 30 days of the liability being incurred.

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64 | CONSOLIDATED FINANCIAL STATEMENTS

2.1 NET SALES AND SALES DEDUCTIONS (CONTINUED)

US Medicaid, Medicare and managed healthcare rebates
Medicaid and Medicare rebates have been calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual agreements. For Medicaid, the calculation of rebates also involves interpretation of relevant regulations that are subject to changes in interpretative guidance from government authorities. Although provisions are made for Medicaid and Medicare rebates at the time sales are recorded, the actual rebates related to the specific sale will typically be invoiced to Novo Nordisk 6–9 months later. Due to the time lag, the rebate adjustments to sales in any particular period may incorporate adjustments of provisions for prior periods.

For managed care, rebates are offered to a number of pharmacy benefit managers and managed healthcare plans. These rebate programmes allow the customer to receive a rebate after attaining certain performance parameters relating to formulary status or pre-established market shares relative to competitors. Rebates are estimated according to the specific terms in each agreement, historical experience, anticipated channel mix, growth rates and market share information. Novo Nordisk adjusts the provision periodically to reflect actual sales performance.

Discounts, sales returns and other rebates
Other discounts are provided to wholesalers, hospitals, pharmacies etc, and are usually linked to sales volume or provided as cash discounts. Sales returns are related to damaged or expired products. Accruals are calculated based on historical data, and recorded as a reduction in gross sales at the time the related sales are recorded.

Arrangements with certain healthcare providers may require Novo Nordisk to make refunds to the healthcare providers if anticipated treatment outcomes do not meet predefined targets.

GROSS-TO-NET SALES RECONCILIATION

DKK million	2014	2013	2012
Gross sales	131,841	115,906	103,948
US managed care and Medicare	(17,522)	(12,504)	(9,239)
US wholesaler charge-backs	(12,858)	(10,126)	(8,196)
US Medicaid rebates	(5,578)	(3,851)	(3,418)
US discounts and sales returns	(2,972)	(2,063)	(1,872)
Non-US rebates, discounts and sales returns	(4,105)	(3,790)	(3,197)
Total gross-to-net sales adjustments	(43,035)	(32,334)	(25,922)
Net sales	**88,806**	83,572	78,026

Provisions for sales rebates are adjusted to actual amounts as rebates and discounts are processed. Please refer to note 3.7 for further information on sales-related provisions.

NOVO NORDISK ANNUAL REPORT 2014

CONSOLIDATED FINANCIAL STATEMENTS | 65

2.2 SEGMENT INFORMATION

Accounting policies

Operating segments are reported in a manner consistent with the internal reporting provided to Executive Management and the Board of Directors.

We consider Executive Management to be the operating decision-making body as all significant decisions regarding business development and direction are taken in that forum.

Business segments

Novo Nordisk operates in two business segments based on therapies: Diabetes care and Biopharmaceuticals.

The Diabetes care business segment includes research, development, manufacturing and marketing of products within the areas of insulin, GLP-1 and related delivery systems, oral antidiabetic products (OAD) and obesity.

The Biopharmaceuticals business segment includes research, development, manufacturing and marketing of products within the areas of haemophilia, growth hormone therapy, hormone replacement therapy, inflammation therapy and other therapy areas. In addition, non-recurring costs in relation to the discontinuation of inflammatory disorders are included in the Biopharmaceuticals business segment in 2014. Please refer to note 2.3.

Segment performance is evaluated on the basis of operating profit consistent with the Consolidated financial statements. Financial income and expenses and income taxes are managed at Group level and are not allocated to business segments.

There are no sales or other transactions between the business segments. Costs have been split between business segments according to a specific allocation with the addition of a minor number of corporate overhead costs allocated systematically between the segments. Other operating income has been allocated to the two segments based on the same principle. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, other financial assets, inventories, trade receivables, and other receivables and prepayments.

No single customer represents more than 10% of the total sales and no operating segments have been aggregated to form the reported business segments.

BUSINESS SEGMENTS

DKK million	2014	2013	2012	2014	2013	2012	2014	2013	2012
Segment sales	Diabetes care			Biopharmaceuticals			Total		
New-generation insulin	658	143	–						
NovoRapid®/NovoLog®	17,449	16,848	15,693						
NovoMix®/NovoLog® Mix	9,871	9,759	9,342						
Levemir®	14,217	11,546	9,786						
Total modern insulins	41,537	38,153	34,821						
Human insulins	10,298	10,869	11,302						
Victoza®	13,426	11,633	9,495						
Protein-related products	2,333	2,412	2,511						
Oral antidiabetic products (OAD)	1,728	2,246	2,758						
Diabetes care total sales	69,980	65,456	60,887						
NovoSeven®				9,142	9,256	8,933			
Norditropin®				6,506	6,114	5,698			
Other products				3,178	2,746	2,508			
Biopharmaceuticals total sales				18,826	18,116	17,139			
Segment key figures									
Total net sales	69,980	65,456	60,887	18,826	18,116	17,139	88,806	83,572	78,026
Change in DKK (%)	6.9%	7.5%	20.7%	3.9%	5.7%	7.7%	6.3%	7.1%	17.6%
Change in local currencies (%)	8.8%	12.0%	14.5%	6.2%	11.5%	2.4%	8.3%	11.9%	11.6%
Cost of goods sold	12,482	11,909	11,435	2,080	2,231	2,030	14,562	14,140	13,465
Sales and distribution costs	20,373	20,584	18,894	2,850	2,796	2,650	23,223	23,380	21,544
Research and development costs	9,318	7,786	7,322	4,444	3,947	3,575	13,762	11,733	10,897
Administrative costs	2,790	2,767	2,604	747	741	708	3,537	3,508	3,312
Other operating income, net	516	510	464	254	172	202	770	682	666
Operating profit	25,533	22,920	21,096	8,959	8,573	8,378	34,492	31,493	29,474
Operating margin	36.5%	35.0%	34.6%	47.6%	47.3%	48.9%	38.8%	37.7%	37.8%
Depreciation, amortisation and impairment losses expensed	2,438	2,209	2,167	997	590	526	3,435	2,799	2,693
Additions to Intangible assets and Property, plant and equipment	3,245	2,651	2,800	1,066	990	770	4,311	3,641	3,570
Assets allocated to business segments	40,748	36,436	36,030	10,914	10,525	9,119	51,662	46,961	45,149
Assets not allocated to business segments[1]							25,400	23,376	20,520
Total assets							77,062	70,337	65,669

1. The part of total assets that remains unallocated to either of the two business segments includes Cash at bank and on hand, Marketable securities, Derivative financial instruments, Deferred income tax assets, Tax receivables and Other financial assets.

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66 | CONSOLIDATED FINANCIAL STATEMENTS

2.2 SEGMENT INFORMATION (CONTINUED)

Geographical areas

Novo Nordisk operates in five geographical regions:

- North America: the US and Canada
- Europe: the EU, EFTA, Albania, Bosnia-Hercegovina, Macedonia, Serbia, Montenegro and Kosovo
- Japan & Korea: Japan and South Korea
- Region China: China, Hong Kong and Taiwan
- International Operations: all other countries.

Sales are attributed to geographical regions according to the location of the customer. Allocation of property, plant and equipment, trade receivables, allowance for trade receivables and total assets goes back to allocation based on the location of the assets.

The country of domicile is Denmark, which is part of Region Europe. Denmark is immaterial to Novo Nordisk's activities in terms of geographical size and the operational business segments. More than 99.5% of total sales are realised outside Denmark.

GEOGRAPHICAL AREAS

DKK million	2014	2013	2012	2014	2013	2012
	North America			Europe		
Sales by business segment:						
NovoRapid® / NovoLog®	10,191	9,953	9,033	3,999	3,819	3,707
NovoMix® / NovoLog® Mix	2,483	2,694	2,488	2,317	2,450	2,544
Levemir®	9,386	6,823	5,290	2,939	2,909	2,833
Modern insulins (insulin analogues)	22,060	19,470	16,811	9,255	9,178	9,084
Human insulins	1,997	1,976	1,959	2,222	2,427	2,642
Victoza®	9,046	7,537	5,930	3,130	2,896	2,427
Other diabetes care	846	1,590	1,998	1,009	885	965
Diabetes care total	33,949	30,573	26,698	15,616	15,386	15,118
NovoSeven®	4,415	4,459	4,397	2,111	2,294	2,206
Norditropin®	2,750	2,273	1,721	1,654	1,729	1,741
Other biopharmaceuticals	2,009	1,719	1,404	769	654	642
Biopharmaceuticals total	9,174	8,451	7,522	4,534	4,677	4,589
Total sales by business and geographical segment	**43,123**	39,024	34,220	**20,150**	20,063	19,707
Underlying sales growth in local currencies[1]	10.8%	17.8%	19.2%	0.2%	2.5%	2.0%
Currency effect (local currency impact)	(0.3%)	(3.8%)	9.5%	0.2%	(0.7%)	0.8%
Total sales growth as reported	**10.5%**	14.0%	28.7%	**0.4%**	1.8%	2.8%
Property, plant and equipment	2,215	1,571	1,500	17,411	16,801	16,200
Trade receivables	4,359	3,076	2,278	3,866	3,779	3,688
Allowance for doubtful trade receivables	(20)	(20)	(18)	(194)	(245)	(239)
Total assets	9,131	7,057	5,867	54,526	51,205	47,663

1. Additional non-IFRS measure; please refer to p 94 for definition.

2.3 RESEARCH AND DEVELOPMENT COSTS

Accounting policies

Novo Nordisk's research and development is focused on therapeutic proteins within insulins, GLP-1, blood clotting factors and human growth hormone. The research activities utilise biotechnological methods based on genetic engineering, advanced protein chemistry and protein engineering. These methods have played a key role in the development of the production technology used in the manufacture of insulin, GLP-1, recombinant blood clotting factors, human growth hormone and glucagon.

In line with industry practice, Novo Nordisk expenses all internal research costs. Internal development costs are also expensed as incurred as these do not qualify for capitalisation as intangible assets until marketing approval by a regulatory authority is obtained or highly probable, due to regulatory and other uncertainties inherent in the development of new products.

Research and development activities are carried out by Novo Nordisk's research and development centres, mainly in Denmark, the US and China, while research and development trials are carried out all over the world. Without establishing joint ventures or operations, Novo Nordisk also enters into partnership agreements to a limited extent, primarily in terms of development and licence agreements.

Research and development costs primarily comprise employee costs, internal and external costs related to execution of studies including manufacturing costs, facility costs of the research centres, and amortisation depreciation and impairment losses related to intangible assets and property, plant and equipment used in the research and development activities.

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Sales to external customers attributed to the US are collectively the most material to the Group. The US is the only country where sales contribute more than 10% of total sales, and sales to the US represent more than 90% of sales in Region North America.

For patent expiry in key markets by products, please refer to note 2.5 in the social statement.

	2014	2013	2012	2014	2013	2012	2014	2013	2012
	International Operations			Region China			Japan & Korea		
	1,802	1,639	1,408	618	486	370	839	951	1,175
	2,077	1,875	1,708	2,338	1,951	1,574	656	789	1,028
	1,344	1,290	1,106	334	236	171	214	288	386
	5,223	4,804	4,222	3,290	2,673	2,115	1,709	2,028	2,589
	2,660	2,954	3,073	3,051	3,022	2,860	368	490	768
	799	741	613	171	128	70	280	331	455
	820	692	632	1,388	1,163	1,181	656	471	493
	9,502	9,191	8,540	7,900	6,986	6,226	3,013	3,320	4,305
	1,891	1,716	1,526	171	158	158	554	629	646
	900	853	780	13	13	14	1,189	1,246	1,442
	247	247	234	4	4	4	149	122	224
	3,038	2,816	2,540	188	175	176	1,892	1,997	2,312
	12,540	12,007	11,080	8,088	7,161	6,402	4,905	5,317	6,617
	14.4%	17.0%	16.2%	13.3%	12.7%	16.3%	(0.8%)	(0.1%)	(1.5%)
	(10.0%)	(8.6%)	2.1%	(0.4%)	(0.8%)	11.7%	(6.9%)	(19.5%)	7.8%
	4.4%	8.4%	18.3%	12.9%	11.9%	28.0%	(7.7%)	(19.6%)	6.3%
	1,145	1,292	1,508	2,230	2,078	2,157	135	140	174
	2,978	2,196	2,177	1,538	1,587	1,161	300	269	335
	(776)	(716)	(710)	0	0	(54)	(5)	(8)	(3)
	6,821	5,945	6,660	5,629	5,108	4,490	955	1,022	989

A very limited part of the research and development activities is recognised outside Research and development costs:

- Up-front payments and milestones paid to partnerships prior to or upon regulatory approval are capitalised as intangible assets and amortised as Cost of goods sold over the useful life
- Royalty expenses paid to partnerships after regulatory approval are expensed as Cost of goods sold
- Royalty income received from partnerships is recognised as part of Other operating income, net
- Contractual research and development obligations to be paid in the future are disclosed separately as Commitments in note 5.4.

RESEARCH AND DEVELOPMENT COSTS

DKK million	2014	2013	2012
Internal and external research and development costs	7,646	6,587	6,136
Employee costs (note 2.4)	5,200	4,680	4,298
Amortisation and impairment losses, intangible assets (note 3.1)	425	126	47
Depreciation and impairment losses, property, plant and equipment (note 3.2)	491	340	416
Total research and development costs	13,762	11,733	10,897
As percentage of sales	15%	14%	14%

For a review of development in research and development costs, refer to p 7 and 10, '2014 performance and 2015 outlook'.

BY BUSINESS SEGMENT (NOTE 2.2)

Diabetes care	9,318	7,786	7,322
Biopharmaceuticals	4,444	3,947	3,575
Total	13,762	11,733	10,897

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2.3 RESEARCH AND DEVELOPMENT COSTS (CONTINUED)

HISTORICAL RATIO OF RESEARCH AND DEVELOPMENT COSTS

% of costs by business segment	Research	Development
Diabetes care	15–25%	75–85%
Biopharmaceuticals	25–35%	65–75%
Total	**20–30%**	**70–80%**

The split between research and development will fluctuate in individual years depending on the composition of the clinical development portfolio. Costs incurred up until first human dose trials are considered as research costs.

NON-RECURRING COSTS RELATED TO DISCONTINUATION OF ACTIVITIES WITHIN INFLAMMATORY DISORDERS

In September 2014, Management decided to discontinue all research and development activities within inflammatory disorders. This decision was not based on safety concerns.

The decision to discontinue all research and development within inflammatory disorders followed a review of Novo Nordisk's strategic position in the therapeutic area after the discontinuation of the most advanced compound within inflammation, anti-IL-20 for the treatment of rheumatoid arthritis. The financial impact is a non-recurring impairment cost regarding intangible and tangible assets and other costs such as project closures and severance payments.

In total, a cost of DKK 600 million has been recorded as part of research and development costs and negatively impacted operating profit in 2014 in the Biopharmaceuticals business segment.

DKK million	2014
Impairment of intangible assets	395
Impairment of property, plant and equipment	85
Clinical trials etc	40
Employee costs, incl severance payment	80
Total costs	**600**

2.4 EMPLOYEE COSTS

Accounting policies

Wages, salaries, social security contributions, annual leave and sick leave, bonuses and non-monetary benefits are recognised in the year in which the associated services are rendered by employees of Novo Nordisk. Where Novo Nordisk provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

EMPLOYEE COSTS

DKK million	2014	2013	2012
Wages and salaries	21,306	19,077	17,301
Share-based payment costs (note 5.1)	371	409	308
Pensions – defined contribution plans	1,607	1,428	1,302
Pensions – retirement benefit obligations (note 3.6)	142	113	150
Other social security contributions	1,617	1,489	1,358
Other employee costs	1,944	1,891	1,779
Total employee costs for the year	26,987	24,407	22,198
Employee costs included in intangible assets and property, plant and equipment[1]	(866)	(772)	(533)
Change in employee costs included in inventories	(206)	(29)	(70)
Total employee costs	**25,915**	23,606	21,595
Included in the Income statement:			
Cost of goods sold	6,224	5,160	4,627
Sales and distribution costs	10,334	9,831	8,784
Research and development costs	5,200	4,680	4,298
Administrative costs	2,426	2,250	2,205
Other operating income, net	1,731	1,685	1,681
Total employee costs	**25,915**	23,606	21,595

1. This reflects annual gross employee costs included in intangible assets and property, plant and equipment that will subsequently be included in depreciation and impairment losses.

	2014	2013	2012
Average number of full-time employees	40,164	36,144	33,061
Year-end number of full-time employees	40,957	37,978	34,286

REMUNERATION TO EXECUTIVE MANAGEMENT AND BOARD OF DIRECTORS

DKK million	2014	2013	2012
Salary and cash-based incentive	71	58	37
Pension	18	15	9
Other benefits	2	2	1
Executive Management in total[1,2]	**91**	75	47
Fee to Board of Directors[3]	9	9	9

1. Excluding share-based payments, as these are allocated in the joint pool between Executive Management and other members of the Senior Management Board. Please refer to note 5.1 and 'Remuneration', pp 49–51, for further information.
2. In November 2014 EVP Lise Kingo decided to leave Novo Nordisk. The 2014 remuneration for Lise Kingo is included in the above table. In addition severance payments of DKK 32.2 million were also paid.
3. Excluding social security taxes paid amounting to less than DKK 1 million (less than DKK 1 million in 2013).

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2.5 OTHER OPERATING INCOME, NET

Accounting policies

Other operating income (net) comprises licence income and income of a secondary nature in relation to the main activities of Novo Nordisk. Licence income is recognised on an accrual basis in accordance with the terms and substance of the relevant agreement. Net profit, not related to Novo Nordisk, from the two wholly owned subsidiaries NNE Pharmaplan A/S and for NNIT A/S is recognised as other operating income. Other operating income also include income from sale of intellectual property rights.

2.6 INCOME AND DEFERRED INCOME TAXES

Income taxes

Accounting policies

The tax expense for the period comprises current and deferred tax and interest on tax cases ongoing or settled during the year, including adjustments to previous years and changes in provision for uncertain tax positions. Tax is recognised in the Income statement, except to the extent that it relates to items recognised in Other comprehensive income.

Ongoing tax disputes, primarily related to transfer pricing cases, are included individually as part of deferred tax assets, tax receivables and tax payables.

Key accounting estimate – Income taxes

Novo Nordisk is subject to income taxes around the world. Significant judgement is required in determining the worldwide accrual for income taxes, deferred income tax assets and liabilities, and provision for uncertain tax positions. Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets should be recognised. In the course of conducting business globally, transfer pricing disputes with tax authorities may occur, and Management judgement is applied to assess the possible outcome of such disputes. Novo Nordisk believes that the provision made for uncertain tax positions not yet settled with local tax authorities is adequate. However, the actual obligation may deviate and is dependent on the result of litigations and settlements with the relevant tax authorities.

INCOME TAXES EXPENSED

DKK million	2014	2013	2012
Current tax on profit for the year	8,562	8,540	6,001
Deferred tax on profit for the year	(748)	(682)	645
Tax on profit for the year	7,814	7,858	6,646
Adjustments recognised for current tax of prior periods	(313)	(74)	4,042
Adjustments recognised for deferred tax of prior periods	114	(429)	(4,309)
Income taxes in the Income statement	**7,615**	7,355	6,379
Tax on other comprehensive income for the year, (income)/expense	(977)	211	587

Tax on other comprehensive income for the year relates to tax on deferred (gains)/losses on cash flow hedges and internal profit in inventories. This is offset by currency adjustment of DKK 99 million (DKK 48 million in 2013) recognised as current tax in Other comprehensive income in 2014.

Adjustments recognised for prior periods include adjustments caused by events that occurred in the current year related to current and deferred tax of prior periods. Such adjustments predominantly arise from tax payments on tax disputes related to transfer pricing and reversal of associated tax liability recognised in prior periods.

DKK million	2014	2013	2012
Computation of effective tax rate:			
Statutory corporate income tax rate in Denmark	24.5%	25.0%	25.0%
Deviation in foreign subsidiaries' tax rates compared with the Danish tax rate (net)	(1.9%)	(2.0%)	(2.1%)
Non-taxable income less non-tax-deductible expenses (net)	0.0%	0.0%	0.1%
Effect on deferred tax related to change in the Danish corporate tax rate	–	(0.3%)	–
Other	(0.3%)	(0.1%)	(0.1%)
Effective tax rate	**22.3%**	22.6%	22.9%
Computation of effective tax amount:			
Corporate income tax at tax rate in Denmark	8,354	8,135	6,953
Impact from deviation in foreign subsidiaries' tax rates compared with the Danish tax rate (net)	(623)	(636)	(571)
Non-taxable income less non-tax-deductible expenses (net)	(12)	(8)	28
Effect on deferred tax related to change in the Danish corporate tax rate	–	(99)	–
Other	(104)	(37)	(31)
Effective tax amount	**7,615**	7,355	6,379

INCOME TAXES PAID

DKK million	2014	2013	2012
Income taxes paid in Denmark	4,936	7,363	7,895
Income taxes paid outside Denmark	2,971	2,444	2,996
Total income taxes paid	**7,907**	9,807	10,891

The income taxes paid in Denmark in 2012 and 2013 include adjustments arising from ongoing tax disputes primarily related to transfer pricing from prior periods.

Deferred income taxes

Accounting policies

Deferred income taxes arise from temporary differences between the accounting and taxable values of the individual consolidated companies and from realisable tax-loss carry-forwards using the liability method. The tax value of tax-loss carry-forwards is included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in future taxable income. The deferred income taxes are measured according to current tax rules and at the tax rates expected to be in force on elimination of the temporary differences. In general the Danish tax rules related to company distributions provide exemption from tax for most repatriated profits. No provision is made for income taxes that would be payable upon the distribution of unremitted earnings unless a concrete distribution of earnings is planned.

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2.6 INCOME AND DEFERRED INCOME TAXES (CONTINUED)

DEVELOPMENT IN DEFERRED INCOME TAX ASSETS AND LIABILITIES

DKK million	Property, plant and equipment	Intangible assets	Inventories	Tax-loss carry-forward	Other	Offset within countries	Total
2014							
Net deferred tax asset/(liability) at 1 January	(853)	64	1,761	54	2,533	–	3,559
Income/(charge) to the Income statement[1]	163	(57)	733	(19)	(186)		634
Income/(charge) to Other comprehensive income			174		902		1,076
Exchange rate adjustment	(25)	8	–	(3)	143		123
Net deferred tax asset/(liability) at 31 December	(715)	15	2,668	32	3,392	–	**5,392**
Classified as follows:							
Deferred tax asset at 31 December	229	286	3,665	32	3,460	(2,273)	5,399
Deferred tax liability at 31 December	(944)	(271)	(997)	–	(68)	2,273	(7)
2013							
Net deferred tax asset/(liability) at 1 January	(997)	133	1,336	66	974	–	1,512
Prior-year adjustment - Tax receivables/Tax payables					1,330		1,330
Income/(charge) to the Income statement[1, 2]	141	(44)	593	(7)	428		1,111
Income/(charge) to Other comprehensive income			(168)		(91)		(259)
Exchange rate adjustment	3	(25)	–	(5)	(108)		(135)
Net deferred tax asset/(liability) at 31 December	(853)	64	1,761	54	2,533	–	3,559
Classified as follows:							
Deferred tax asset at 31 December	109	378	2,637	54	3,567	(2,514)	4,231
Deferred tax liability at 31 December	(962)	(314)	(876)	–	(1,034)	2,514	(672)

1. Of which DKK (114) million (DKK 429 million in 2013) relates to re-assessments of prior-year estimates.
2. Including effect related to change in the Danish corporate tax rate.

The tax value of the tax-loss carry-forward of DKK 215 million (DKK 182 million in 2013) has not been recognised in the Balance sheet due to the likelihood that the tax losses will not be realised in the future. None of the unrecognised tax-loss carry-forward expires within one year. DKK 8 million expires within two to five years and DKK 207 million after more than five years.

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# SECTION 3
# OPERATING ASSETS AND LIABILITIES

This section presents details on the operating assets that form the basis for the activities of Novo Nordisk, and related liabilities. These net assets impact Novo Nordisk's long-term target for 'Operating profit after tax to net operating assets (OPAT/NOA)'.

For 2014, OPAT/NOA amounts to 97.2%, representing an increase of more than 50% over the last five years and reflecting the growth in Operating profit after tax generated on a stable base of net operating assets.

This is driven by Novo Nordisk's organic growth strategy with limited acquisition of intangible assets or businesses in general. It also reflects the fact that, in line with industry practice, Novo Nordisk does not capitalise internal development costs.

The overall approach to managing operating assets is to retain assets for research, development and production activities under the company's own control, and generally to lease non-core assets related to administration and distribution. This is a key factor in maintaining high quality in the company's products. Furthermore, being able at all times to deliver products to customers is a key priority; consequently the total production capacity reflects this priority and the inventory level includes a level of safety stock.

### IMPACT OF US REBATES

A significant factor in net operating assets also relates to movement in the provision for sales rebates in the US, presented as Short-term provisions in the balance sheet. The movement in 2014 reflects growth in US sales, and changes in product and rebate programme mix, countered by the effect of faster collection from pharma benefit managers and authorities. The increase in inventory level partly reflects additional safety stock. Trade receivables and fixed assets have developed in line with Operating profit.

**101%** OPERATING PROFIT AFTER TAX TO NET OPERATING ASSETS

### MAIN MOVEMENTS IN NET OPERATING ASSETS


Net operating assets
Fixed assets
Inventories
Receivables
Liabilities and US rebates
DKK billion
35
28
21
14
7
0
2013
2014

## 3.1 INTANGIBLE ASSETS

### Accounting policies

Patents and licences, including acquired patents and licences for in-process research and development projects, are carried at historical cost less accumulated amortisation and any impairment loss. Amortisation is based on the straight-line method over the estimated useful life, which is the shorter of the legal duration and the economic useful life, not exceeding 10 years. The amortisation of patents and licences begins after regulatory approval has been obtained.

Internal development of computer software and other directly attributable development costs related to major IT projects for internal use are recognised as intangible assets if the recognition criteria are met, ie a significant business system where the expenditure leads to the creation of a durable asset. Amortisation is based on the straight-line method over the estimated useful life of 3–10 years. The amortisation begins when the asset is in the location and condition necessary for it to be capable of operating in the manner intended by Management.

*Impairment of assets*

Intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation but are tested annually for impairment, irrespective of whether there is any indication that they may be impaired.

Assets that are subject to amortisation, such as intangible assets in use or with definite useful life, and other non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors considered material that could trigger an impairment test include the following:

- Development of a competing drug
- Changes in the legal framework covering patents, rights and licences
- Advances in medicine and/or technology that affect the medical treatments
- Lower-than-predicted sales
- Adverse impact on reputation and/or brand names
- Changes in the economic lives of similar assets
- Relationship with other intangible assets or property, plant and equipment
- Changes or anticipated changes in participation rates or reimbursement policies.

If the carrying amount of intangible assets exceeds the recoverable amount based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows. Impairments are reviewed at each reporting date for possible reversal.

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3.1 INTANGIBLE ASSETS (CONTINUED)

INTANGIBLE ASSETS

DKK million	2014	2013
Cost at the beginning of the year	3,099	2,712
Additions during the year	321	403
Disposals during the year	(527)	–
Effect of exchange rate adjustment	14	(16)
Cost at the end of the year	2,907	3,099
Amortisation and impairment losses at the beginning of the year	1,484	1,217
Amortisation for the year	143	166
Impairment losses for the year	423	113
Amortisation and impairment losses reversed on disposals during the year	(527)	–
Effect of exchange rate adjustment	6	(12)
Amortisation and impairment losses at the end of the year	1,529	1,484
Carrying amount at the end of the year	**1,378**	1,615
Specified as:		
Patents and licences	454	810
Internally developed software and software under development	924	805
Total	**1,378**	1,615

In 2014, an impairment loss of DKK 423 million (DKK 113 million in 2013) related to patents and licences has been recognised primarily due to discontinuation of all inflammation development projects.

Intangible assets not yet in use amount to DKK 656 million (DKK 831 million in 2013), primarily patents and licences in relation to development projects. Impairment tests in 2014 and 2013 of patents and licences not yet in use are based upon Management's projections and anticipated net present value of future cash flows from cash-generating units. Management has used a pre-tax discount rate (WACC) of 8% based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values used are based on the expected life of products, forecasted life cycle and cash flow over that period, and the useful life of the underlying assets.

AMORTISATION AND IMPAIRMENT LOSSES

DKK million	2014	2013	2012
Cost of goods sold	105	97	81
Sales and distribution costs	28	41	50
Research and development costs	425	126	47
Other operating income, net	8	15	14
Total amortisation and impairment losses	**566**	279	192

For further information regarding impairment of inflammation projects, please refer to note 2.3.

3.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policies

Property, plant and equipment is measured at historical cost less accumulated depreciation and any impairment loss. The cost of self-constructed assets includes costs directly and indirectly attributable to the construction of the assets. Subsequent cost is included in the asset's carrying amount or recognised as a separate asset only when it is probable that future economic benefits associated with the item will flow to Novo Nordisk and the cost of the item can be measured reliably. In general, construction of major investments is self-financed and thus no interest on loans is capitalised as part of the cost. Depreciation is based on the straight-line method over the estimated useful lives of the assets:

- Buildings: 12–50 years
- Plant and machinery: 5–16 years
- Other equipment: 3–10 years
- Land: not depreciated.

The depreciation commences when the asset is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management.

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset's carrying amount is written down to its recoverable amount if the asset's carrying amount is higher than its estimated recoverable amount (please refer to note 3.1 for a description of impairment of assets). Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the Income statement.

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3.2 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

DKK million	Land and buildings	Plant and machinery	Other equipment	Assets in course of construction	Total
2014					
Cost at the beginning of the year	16,184	18,964	3,457	5,432	44,037
Additions during the year	234	459	384	2,913	3,990
Disposals during the year	(392)	(324)	(279)	–	(995)
Transfer from/(to) other items	1,156	1,168	250	(2,574)	0
Effect of exchange rate adjustment	209	143	70	30	452
Cost at the end of the year	17,391	20,410	3,882	5,801	47,484
Depreciation and impairment losses at the beginning of the year	6,267	13,614	2,274	–	22,155
Depreciation for the year	855	1,436	362	–	2,653
Impairment losses for the year[1]	94	42	80	–	216
Depreciation and impairment losses reversed on disposals during the year	(297)	(265)	(260)	–	(822)
Effect of exchange rate adjustment	14	83	49	–	146
Depreciation and impairment losses at the end of the year	6,933	14,910	2,505	–	24,348
Carrying amount at the end of the year	10,458	5,500	1,377	5,801	23,136
2013					
Cost at the beginning of the year	15,345	18,022	3,359	5,878	42,604
Additions during the year	521	581	230	1,906	3,238
Disposals during the year	(195)	(655)	(259)	–	(1,109)
Transfer from/(to) other items	804	1,283	186	(2,273)	0
Effect of exchange rate adjustment	(291)	(267)	(59)	(79)	(696)
Cost at the end of the year	16,184	18,964	3,457	5,432	44,037
Depreciation and impairment losses at the beginning of the year	5,881	12,975	2,209	–	21,065
Depreciation for the year	688	1,464	337	–	2,489
Impairment losses for the year	4	22	5	–	31
Depreciation and impairment losses reversed on disposals during the year	(192)	(643)	(243)	–	(1,078)
Effect of exchange rate adjustment	(114)	(204)	(34)	–	(352)
Depreciation and impairment losses at the end of the year	6,267	13,614	2,274	–	22,155
Carrying amount at the end of the year	9,917	5,350	1,183	5,432	21,882

DEPRECIATION AND IMPAIRMENT LOSSES

DKK million	2014	2013	2012
Cost of goods sold	2,141	1,984	1,909
Sales and distribution costs	36	37	46
Research and development costs	491	340	416
Administrative costs	83	59	53
Other operating income, net	118	100	77
Total depreciation and impairment losses	2,869	2,520	2,501

1. For further information regarding impairment of inflammation projects, please refer to note 2.3.

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3.3 INVENTORIES

Accounting policies

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables and labour as well as indirect production costs. Production costs for work in progress and finished goods include indirect production costs such as employee costs, depreciation, maintenance etc.

If the expected sales price less completion costs to execute sales (net realisable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Inventory manufactured prior to regulatory approval (pre-launch inventory) is capitalised but immediately provided for, until there is a high probability of regulatory approval of the product. Before that point, a provision is made against the carrying amount of inventory to its recoverable amount and recorded as research and development costs. At the point when a high probability of regulatory approval is obtained, the provision recorded is reversed, up to no more than the original cost.

Key accounting estimate – Indirect production costs

Indirect production costs account for more than 50% of the net inventory value, reflecting a lengthy production process compared with low direct raw material cost. The production of both diabetes care and biopharmaceuticals products is highly complex from fermentation to purification and formulation, including quality control of all production processes. Furthermore, the process is very sensitive to manufacturing conditions. These factors all influence the parameters for capitalisation of indirect production costs in Novo Nordisk and full cost of the products. Indirect production costs are measured using a standard cost method, which is reviewed regularly to ensure relevant measures of capacity utilisation, production lead time, cost base and other relevant factors, hence inventory is valuated at actual cost. When calculating total inventory, Management must make certain judgements about cost of production, standard cost variances and idle capacity in estimating indirect production costs for capitalisation. Changes in the parameters for calculation of indirect production costs could have an impact on the gross margin and the overall valuation of inventories.

INVENTORIES

DKK million	2014	2013
Raw materials	1,723	1,660
Work in progress	7,539	6,227
Finished goods	3,260	2,625
Total inventories (gross)	12,522	10,512
Inventory write-downs at year-end	1,165	960
Total inventories (net)	**11,357**	9,552
Indirect production costs included in work in progress and finished goods	5,759	4,834
Share of total inventories (net)	51%	51%

MOVEMENTS IN INVENTORY WRITE-DOWNS

DKK million	2014	2013
Inventory write-downs at the beginning of the year	960	864
Inventory write-downs during the year	467	465
Utilisation of inventory write-downs	(123)	(156)
Reversal of inventory write-downs	(139)	(213)
Inventory write-downs at the end of the year	**1,165**	960

There is no inventory carried at net realisable value at 31 December for either 2013 or 2014.

3.4 TRADE RECEIVABLES

Accounting policies

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for doubtful trade receivables.

The allowance is deducted from the carrying amount of Trade receivables and the amount of the loss is recognised in the Income statement under Sales and distribution costs. Subsequent recoveries of amounts previously written off are credited against Sales and distribution costs.

Key accounting estimate – Allowance for doubtful trade receivables

The customer base of Novo Nordisk comprises government agencies, wholesalers, retail pharmacies, managed care and other customers. Management makes allowance for doubtful trade receivables in anticipation of estimated losses resulting from the subsequent inability of customers to make required payments. If the financial circumstances of customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required in future periods. When evaluating the adequacy of the allowance for doubtful trade receivables, Management analyses trade receivables and examines historical bad debt, customer concentrations, customer creditworthiness and payment history, current economic trends and changes in customer payment terms. Please refer to note 4.2 for a general description of credit risk.

As a result of the significant sales to countries within Region International Operations, and the fact that many of these countries have low credit ratings, the relative impact of countries within Region International Operations on the allowance for doubtful trade receivables is increasing. The political climate in Russia and Argentina is impacted by instability and sharp currency depreciation. Novo Nordisk monitors the development closely. Novo Nordisk also continues to monitor the credit exposure related to region Europa due to the generally troubled economic climate in Europe and the Eurozone countries, Payment history as well as current economic conditions and indicators are taken into account in the valuation of trade receivables.

Please refer to note 2.2 for a geographical split of trade receivables and allowance for doubtful trade receivables.

TRADE RECEIVABLES

DKK million	2014	2013
Trade receivables (gross)	14,036	11,896
Allowance for doubtful trade receivables	995	989
Trade receivables (net)	**13,041**	10,907
Trade receivables (net) equals a credit period of 54 days (48 days in 2013).		
Age analysis of trade receivables		
Non-impaired trade receivables		
– Not yet due	12,664	9,985
– Overdue by between 1 and 179 days	337	844
– Overdue by between 180 and 360 days	40	78
– Overdue by more than 360 days	0	0
Trade receivables with credit risk exposure	13,041	10,907
Allowance for doubtful trade receivables	995	989
Trade receivables (gross)	**14,036**	11,896

MOVEMENT IN ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES

DKK million	2014	2013
Carrying amount at the beginning of the year	989	1,024
Confirmed losses	(13)	(8)
Reversal of allowance for confirmed losses	(11)	(10)
Allowance for possible losses during the year	57	51
Effect of exchange rate adjustment	(27)	(68)
Allowance at the end of the year	**995**	989

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3.5 OTHER RECEIVABLES AND PREPAYMENTS

Accounting policies

Other receivables and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Prepayments relate to ongoing research and development activities such as clinical trials and costs concerning subsequent financial years. Other receivables comprise miscellaneous duties and work in progress for third parties etc.

OTHER RECEIVABLES AND PREPAYMENTS

DKK million	2014	2013
Prepayments	1,222	1,110
Interest receivable	26	75
Amounts owed by related parties	138	141
Deposit	251	232
VAT receivable	350	197
Other receivables	763	699
Total other receivables and prepayments	2,750	2,454

3.6 RETIREMENT BENEFIT OBLIGATIONS

Accounting policies

Novo Nordisk operates a number of defined contribution plans throughout the world. Novo Nordisk's contributions to the defined contribution plans are charged to the Income statement in the year to which they relate. In a few countries, Novo Nordisk still operates defined benefit plans. The defined benefit plans for Germany cover all employees employed before November 2003. Obligations relating to employees employed after 2003 are covered by a defined contribution plan. In Switzerland the employee pension scheme is setup as a combined defined benefit plan and a defined contribution plan. The plan in Switzerland is mandatory. The plan in Japan covers all employees and is set up as a combined cash balance plan and a defined contribution plan. The plan in the US is structured as a post-retirement healthcare plan covering all employees. Since 2012 all employees are covered by a defined contribution plan.

The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the valuation dates and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits and projected rates of remuneration growth. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to Other comprehensive income in the period in which they arise. Past service costs are recognised immediately in the Income statement.

Pension assets are only recognised to the extent that Novo Nordisk is able to derive future economic benefits such as refunds from the plan or reductions of future contributions.

The Group's defined benefit plans are pension plans and medical plans and are usually funded by payments from Group companies and by employees to funds independent of Novo Nordisk. Where a plan is unfunded, a liability for the retirement obligation is recognised in the Balance sheet. Costs recognised for post-employment benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs, and Administrative costs.

The net obligation recognised in the Balance sheet is reported as non-current liabilities.

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3.6 RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)

RETIREMENT BENEFIT OBLIGATIONS

DKK million	Germany	Switzerland	Japan	US	Other	2014 Total	2013 Total
At the beginning of the year	519	213	288	285	239	1,544	1,664
Current service costs	20	26	28	22	25	121	129
Settlements	–	–	–	–	(2)	(2)	(127)
Interest costs	19	5	4	14	7	49	44
Remeasurement (gains)/losses[1]	157	8	9	31	45	250	(33)
Plan participant contributions etc	–	9	–	–	6	15	16
Benefits paid to employees	(4)	(18)	(10)	(8)	(1)	(41)	(52)
Exchange rate adjustment	(1)	3	(1)	37	1	39	(97)
At the end of the year	710	246	318	381	320	1,975[2]	1,544[2]

FAIR VALUE OF PLAN ASSETS

DKK million	Germany	Switzerland	Japan	US	Other	2014 Total	2013 Total
At the beginning of the year	414	154	221	–	67	856	904
Interest income	16	4	2	–	2	24	23
Settlements	–	–	–	–	–	–	(92)
Remeasurement gains/(losses)	(7)	(2)	15	–	(3)	3	21
Employer contributions	21	20	23	8	13	85	89
Plan participant contributions etc	2	9	–	–	6	17	18
Benefits paid to employees	(4)	(18)	(10)	(8)	(1)	(41)	(52)
Exchange rate adjustment	(1)	2	(1)	–	–	–	(55)
At the end of the year	441	169	250	–	84	944	856
Net retirement benefit obligations at the end of the year	269	77	68	381	236	1,031	688

1. Remeasurement relates primarily to changes in financial assumptions.
2. Present value of partly funded retirement benefit obligations amounts to DKK 1,478 million (DKK 1,115 million in 2013). Present value of unfunded retirement benefit obligations amounts to DKK 497 million (DKK 429 million in 2013).

NET RETIREMENT BENEFIT OBLIGATIONS

DKK million	2014	2013
At the beginning of the year	688	760
Costs recognised in the Income statement[1]	142	113
Remeasurements recognised in Other comprehensive income	247	(54)
Employer contributions	(85)	(89)
Exchange rate adjustment recognised in Other comprehensive income[2]	39	(42)
At the end of the year	1,031	688

1. Employee costs comprising service costs, net interest, settlements and other. Please refer to note 2.4.
2. As part of exchange rate adjustments in subsidiaries.

Please refer to note 5.4 for maturity analysis of net retirement benefit obligation.

Novo Nordisk does not expect the contributions over the next five years to differ significantly from current contributions.

WEIGHTED AVERAGE ASSET ALLOCATION OF FUNDED RETIREMENT OBLIGATIONS

	2014		2013	
	DKK million	%	DKK million	%
Coverage insurance[1]	632	67%	584	68%
Bonds	204	22%	167	20%
Equities	76	8%	78	9%
Cash at bank	21	2%	17	2%
Property	11	1%	10	1%
Total	944	100%	856	100%

1. Novo Nordisk's defined benefit plans mainly in Germany and Switzerland are reimbursed by the international insurer Allianz regardless of the value of the plan assets. The risk related to the funding in these countries is therefore counterparty risk against Allianz.

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CONSOLIDATED FINANCIAL STATEMENTS | 77

3.6 RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)

ASSUMPTIONS USED FOR VALUATION

	2014 Weighted average	2013 Weighted average
Discount rate	2%	3%
Projected future remuneration increases	2%	2%
Medical cost trend rate	6%	4%
Inflation rate	2%	2%

Actuarial valuations are performed annually for all major defined benefit plans. Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and experience in each country.

Significant actuarial assumptions for the determination of the retirement benefit obligation are discount rate and expected future remuneration increases. The sensitivity analyses below have been determined based on reasonably likely changes in the assumptions occurring at the end of the period.

DKK million	1 %-point increase	1 %-point decrease
Discount rate	(296)	274
Future remuneration	77	(54)

The sensitivities above consider the single change shown with the other assumptions assumed to be unchanged. In practice, changes in one assumption may be accompanied by offsetting changes in another assumption (although this is not always the case).

3.7 PROVISIONS AND CONTINGENT LIABILITIES

Accounting policies

Provisions for sales rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded at the time the related revenues are recorded or when the incentives are offered. Provisions are calculated based on historical experience and the specific terms in the individual agreements.

Provisions for legal disputes are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that there will be an outflow of resources that can be reliably estimated. In this case, Novo Nordisk arrives at an estimate on the basis of an evaluation of the most likely outcome. Disputes for which no reliable estimate can be made are disclosed as contingent liabilities.

Novo Nordisk issues credit notes for expired goods as a part of normal business. Where there is historical experience or a reasonably accurate estimate of expected future returns can otherwise be made, a provision for estimated product returns is recorded. The provision is measured at gross sales value.

Provisions are measured at the present value of the anticipated expenditure for settlement of the legal or constructive obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as a financial expense.

Key accounting estimate – Provisions for sales rebates

Novo Nordisk records provisions for expected sales rebates, wholesaler charge-backs and other rebates, including Medicaid and Medicare in the US.

Such estimates are based on analyses of existing contractual obligations and historical experience. Provisions are calculated on the basis of a percentage of sales for each product as defined by the contracts with the various customer groups.

Provisions for sales rebates are adjusted to actual amounts as rebates, discounts and returns are processed. Please refer to note 2.1 for further information on sales rebates and provisions.

Novo Nordisk considers the provisions established for sales rebates to be reasonable and appropriate based on currently available information. However, the actual amount of rebates and discounts may differ from the amounts estimated by Management as more detailed information becomes available.

Key accounting estimate – Provisions for legal disputes

Provisions for legal disputes consist of various types of provision linked to ongoing legal disputes. Management makes judgements about provisions and contingencies, including the probability of pending and potential future litigation outcomes which, by their very nature, are dependent on inherently uncertain future events. When determining likely outcomes of litigations etc, Management considers the input of external counsels on each case, as well as known outcomes in case law.

Although Management believes that the total provisions for legal proceedings are adequate based upon currently available information, there can be no assurance that there will not be any changes in facts or matters or that any future lawsuits, claims, proceedings or investigations will not be material.

PROVISIONS

DKK million	Provisions for sales rebates	Provisions for legal disputes	Provisions for product returns	Other provisions[1]	2014 Total	2013 Total
At the beginning of the year	7,950	1,151	681	711	10,493	9,563
Additional provisions, including increases to existing provisions	26,107	310	365	426	27,208	17,078
Amount used during the year	(23,876)	(283)	(305)	(290)	(24,754)	(15,493)
Adjustments, including unused amounts reversed during the year	(220)	(306)	53	11	(462)	(267)
Effect of exchange rate adjustment	1,041	64	3	38	1,146	(388)
At the end of the year	11,002	936	797	896	13,631	10,493
Non-current liabilities	–	936	478	627	2,041	2,183
Current liabilities	11,002	–	319	269	11,590	8,310

1. Other provisions consist of various types of provision, including employee benefits such as jubilee benefits, company-owned life insurance etc. Assets related to company-owned life insurance are presented as part of Other financial assets.

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78 | CONSOLIDATED FINANCIAL STATEMENTS

3.7 PROVISIONS AND CONTINGENT LIABILITIES (CONTINUED)

Contingent liabilities

Novo Nordisk is currently involved in pending litigations, claims and investigations arising out of the normal conduct of its business. While provisions that Management deems to be reasonable and appropriate have been made for probable losses, there are uncertainties connected with these estimates. Novo Nordisk does not expect the pending litigations, claims and investigations, individually and in the aggregate, to have a material impact on Novo Nordisk's financial position, operating profit or cash flow in addition to the amounts accrued as provision for legal disputes.

Pending litigation against Novo Nordisk

In November 2006, Novo Nordisk A/S and the Italian affiliate Novo Nordisk Farmaceutici S.p.A. were sued by two Italian companies in the pharmaceutical sectors (the "Italian Companies") in the Civil Court in Rome. The Italian Companies claims that Novo Nordisk breached an alleged contract for the sale and distribution of insulin and insulin analogues in the Italian market or, alternatively, has incurred a pre-contractual or extra-contractual liability arising from negotiations between the parties. Novo Nordisk disputes the claims made by the Italian Companies. The parties have now entered into and performed a mutually acceptable settlement. As a consequence, the Court of Appeal of Rome is expected to declare the extinguishment of the case in Q1 2015. The settlement does not have a material impact on Novo Nordisk's financial position, operating profit or cash flow.

A number of claims alleging pancreatic cancer and pancreatitis have been filed in U.S. courts against various incretin-class manufactures, including Novo Nordisk. Novo Nordisk is currently named in 120 product liability cases related to Victoza®, predominantly related to pancreatic cancer. On 26 August 2013, a request for centralisation of all federal pancreatic cancer cases was granted, and a single multidistrict litigation (MDL) court is now presiding over all federal cases. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk's financial position, operating profit or cash flow.

Novo Nordisk, along with 93 other defendants, has been named in a lawsuit filed in 2009 in the United States by the Republic of Iraq. The lawsuit alleges damages related to the defendants' participation in the United Nations' defunct Oil for Food Program. Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk's financial position, operating profit or cash flow.

In addition to the above, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of Management, settlement or continuation of these proceedings is not expected to have a material effect on Novo Nordisk's financial position, operating profit or cash flow.

Pending claims against Novo Nordisk and investigations involving Novo Nordisk

In February 2011, the office of the US Attorney for the District of Massachusetts served Novo Nordisk with a subpoena calling for the production of documents regarding potential civil and criminal offences relating to the company's marketing and promotional practices for the following products: NovoLog®, Levemir® and Victoza®. This matter is now being conducted by the US Attorney for the District of Columbia. Novo Nordisk is cooperating with the US Attorney in this investigation. Novo Nordisk does not expect the investigation to have a material impact on Novo Nordisk's financial position, operating profit or cash flow.

In October 2014, the office of the US Attorney for the District of Massachusetts served Novo Nordisk with a subpoena calling for the production of documents regarding potential manufacturing issues within certain production units located in Kalundborg, Denmark. Novo Nordisk is cooperating with the US Attorney in this investigation. Novo Nordisk does not expect the investigation to have a material impact on Novo Nordisk's financial position, operating profit or cash flow.

Previously pending before the District Court for the Eastern District of Michigan was a consolidated class action (filed in May, 2010) where a putative class of direct purchasers of Prandin® asserteds that Novo Nordisk has violated US antitrust laws in delaying the entry of generic versions of Prandin®. On 5 September 2014, the parties agreed to settle this litigation. On 20 January 2015, the Court approved the settlement.

In addition to the above, the Novo Nordisk Group is engaged in various ongoing audits and investigations. In the opinion of Management, these pending audits and investigations are not expected to have a material effect on Novo Nordisk's financial position, operating profit or cash flow.

3.8 OTHER LIABILITIES

OTHER LIABILITIES

DKK million	2014	2013
Employee costs payable	4,454	3,962
Accruals	3,684	3,155
Accrued rebates	912	649
VAT and duties payable	744	761
Research and Development clinical trials	763	410
Other payables	494	449
Total other liabilities	**11,051**	9,386

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CONSOLIDATED FINANCIAL STATEMENTS | 79

# SECTION 4
# CAPITAL STRUCTURE AND FINANCING ITEMS

The notes in this section provide an insight into Novo Nordisk's capital structure, earnings per share, free cash flow and financing items. The free cash flow impacts Novo Nordisk's long-term target for 'Cash to earnings (three-year average)'. Cash to earnings is defined as 'free cash flow as a percentage of net profit'. Free cash flow is the cash amount generated that are available for further investments in Novo Nordisk and distribution to shareholders without consuming prior years cash creation retained in the company.

Novo Nordisk has a low debt-to-equity ratio reflecting growth based on limited debt financing. This is also in line with the long-term investment horizon generally applied in the pharmaceutical industry with typically more than 10 years' development time. Further information on the company's capital structure can be found in 'Shares and capital structure' on pp 44–45.

The main financial risk is foreign exchange exposure, where Novo Nordisk aims to reduce the short-term impact from movements in key currencies by hedging future cash flows. Notes 4.2 and 4.3 include more information in this respect.

**NET PROFIT AND FREE CASH FLOW**


Net profit
Free cash flow
Billion DKK
30
24
18
12
6
0
2013
2014

### Net cash distribution to shareholders

In 2014, the net cash distribution to shareholders in the form of dividends and share buy-backs amounts to DKK 26.5 billion compared with a free cash flow of DKK 27.4 billion in line with the guiding principle of paying out excess capital to investors after funding of organic growth and potential acquisitions.

**97%** NET CASH DISTRIBUTED TO SHAREHOLDERS IN PERCENT OF FREE CASH FLOW

## 4.1 SHARE CAPITAL, DISTRIBUTION TO SHAREHOLDERS AND EARNINGS PER SHARE

### SHARE CAPITAL

| DKK million | A share capital | B share capital | Total share capital |
|---|---|---|---|
| Development in share capital: | | | |
| 2010 | 107 | 493 | 600 |
| 2011 | – | (20) | (20) |
| 2012 | – | (20) | (20) |
| 2013 | – | (10) | (10) |
| At the beginning of the year | 107 | 443 | 550 |
| 2014 | – | (20) | (20) |
| **At the end of the year** | 107 | 423 | **530** |

A stock split of the company's B shares was conducted with effective date 2 January 2014, changing the trading unit from DKK 1 to DKK 0.20. At the end of 2014, the share capital amounted to DKK 107 million in A share capital and DKK 423 million in B share capital (equal to 2,113 million B shares of DKK 0.20).

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80 | CONSOLIDATED FINANCIAL STATEMENTS

4.1 SHARE CAPITAL, DISTRIBUTION TO SHAREHOLDERS AND EARNINGS PER SHARE (CONTINUED)

TREASURY SHARES

Accounting policies

Treasury shares are deducted from the share capital upon cancellation at their nominal value of DKK 0.20 per share. Differences between this amount and the amount paid to acquire or received for disposing of treasury shares are deducted directly in equity.

	Market value DKK million	As % of share capital before cancellation	As % of share capital after cancellation	2014 Number of B shares of DKK 0.20 (million)	2013 Number of B shares of DKK 0.20 (million)
Holding at the beginning of the year	20,446	3.7%		103	87
Cancellation of treasury shares	(19,880)	(3.6%)		(100)	(50)
Holding of treasury shares, adjusted for cancellation	566	0.1%	0.1%	3	37
Transfer regarding options and restricted stock units	(360)		(0.1%)	(2)	(3)
Purchase during the year	14,728		2.2%	59	73
Sale during the year	(61)		(0.1%)	(3)	(4)
Value adjustment	(86)			–	–
Holding at the end of the year	14,787		2.1%	**57**	103

The purchase of treasury shares during the year relates to the remaining part of the 2013 share repurchase programme totalling DKK 1.0 billion and the DKK 15 billion share repurchase programme of Novo Nordisk B shares for 2014 of which DKK 1.3 billion remains at year-end. The programme ends on 28 January 2015. The purpose of the programmes is to reduce the company's share capital. Transfer of treasury shares relates to exercised share options, long-term share-based incentive programme and employee share-savings programmes.

At year-end the holding of treasury shares amounts to 56,807,153 shares corresponding to DKK 11 million of the share capital (102,852,025 shares in 2013 or DKK 21 million of the share capital). At year-end 8.9 million shares of the holding of treasury B shares are regarded as hedges for the long-term share-based incentive programme and share options to employees.

NET CASH DISTRIBUTION TO SHAREHOLDERS

DKK million	2014	2013	2012
Dividends	11,866	9,715	7,742
Share repurchases	14,667	13,924	11,896
Total	**26,533**	23,639	19,638

At the end of 2014, proposed dividends (not yet declared) of DKK 12,905 million (DKK 5.00 per share) are included in Retained earnings. The declared dividend included in Retained earnings was DKK 11,866 million (DKK 4.50 per share) in 2013 and DKK 9,715 million (DKK 3.60 per share) in 2012. No dividend is declared on treasury shares.

EARNINGS PER SHARE

Accounting policies

Earnings per share is presented as both basic and diluted earnings per share. Basic earnings per share is calculated as net profit divided by the average number of shares outstanding. Diluted earnings per share is calculated as net profit divided by the sum of average number of shares outstanding, including the dilutive effect of outstanding share bonus pool and options 'in the money'. Please refer to 'Financial definitions' on p 94 for a description of the calculation of the dilutive effect.

DKK million		2014	2013	2012
Net profit for the year		26,481	25,184	21,432
Average number of shares outstanding	in 1,000 shares	2,621,226	2,679,362	2,741,690
Dilutive effect of outstanding share bonus pool and options 'in the money'[1]	in 1,000 shares	8,992	14,263	16,650
Average number of shares outstanding, including dilutive effect of options 'in the money'	in 1,000 shares	2,630,218	2,693,625	2,758,340
Basic earnings per share	DKK	**10.10**	9.40	7.82
Diluted earnings per share	DKK	**10.07**	9.35	7.77

1. The dilutive effect is reduced as the exercise period for options related to the 2005 program is matured. For further information on outstanding share bonus pool and options, refer to note 5.1.

NOVO NORDISK ANNUAL REPORT 2014

CONSOLIDATED FINANCIAL STATEMENTS | 81

4.2 FINANCIAL RISKS

Novo Nordisk has centralised management of the Group's financial risks. The overall objectives and policies for the company's financial risk management are outlined in an internal Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of permitted financial instruments and risk limits.

Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes, and risk is assessed using generally accepted standards.

Foreign exchange risk

Foreign exchange risk is the principal financial risk for Novo Nordisk and as such has a significant impact on the Income statement, Other comprehensive income, Balance sheet and Statement of cash flows.

The overall objective of foreign exchange risk management is to reduce the short-term negative impact of exchange rate fluctuations on earnings and cash flow, thereby increasing the predictability of the financial results.

The majority of Novo Nordisk's sales are in USD, EUR, CNY, JPY, GBP and CAD. Consequently, Novo Nordisk's foreign exchange risk is most significant in USD, CNY, JPY, GBP and CAD, while the EUR exchange rate risk is regarded as low due to Denmark's fixed-rate policy towards EUR.

Novo Nordisk hedges existing assets and liabilities in key currencies as well as future expected cash flows up to a maximum of 24 months forward. During 2014, the hedging horizon varied between 10 and 14 months for USD, CNY, JPY, GBP and CAD. Currency hedging is based upon expectations of future exchange rates and mainly uses foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continually assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.

KEY CURRENCIES

Exchange rate DKK per 100	USD	CNY	JPY	GBP	CAD
2014					
Average	562	91	5.32	925	509
Year-end	612	99	5.12	952	527
Year-end change	13.1%	11.2%	(0.4%)	6.7%	4.4%
2013					
Average	562	91	5.77	878	545
Year-end	541	89	5.14	892	505
Year-end change	(4.4%)	(2.2%)	(21.8%)	(2.3%)	(11.2%)

The financial contracts existing at year-end cover the expected future cash flow for the following number of months:

	2014	2013
USD	11 months	12 months
CNY[1]	11 months	12 months
JPY	13 months	14 months
GBP	11 months	12 months
CAD	11 months	10 months

1. USD used as proxy when hedging Novo Nordisk's CNY currency exposure.

Foreign exchange sensitivity analysis:
A 5% increase/decrease in the following currencies will impact Novo Nordisk's operating profit as outlined in the table below:

DKK million	Estimated for 2015	2014
USD	1,600	1,300
CNY	260	220
JPY	115	145
GBP	80	75
CAD	60	60

At year-end a 5% increase/decrease in all other currencies versus EUR and DKK would affect the hedging instruments' impact on Other comprehensive income and the Income statement as outlined in the table below:

DKK million	5% increase in all currencies against DKK and EUR	5% decrease in all currencies against DKK and EUR
2014		
Other comprehensive income	(1,724)	1,729
Income statement	124	(107)
Total	**(1,600)**	**1,622**
2013		
Other comprehensive income	(1,318)	1,397
Income statement	(76)	54
Total	(1,394)	1,451

The foreign exchange sensitivity analysis comprises effects from the Group's Cash, Trade receivables and Trade payables, Current and non-current loans, Current and non-current financial investments and Foreign exchange forwards and Foreign exchange options.

Not included are anticipated currency transactions, investments and non-current assets.

Interest rate risk

Changes in interest rates affect Novo Nordisk's financial instruments. At the end of 2014, a 1 percentage point increase in the interest rate level would, all else being equal, result in a decrease in the fair value of Novo Nordisk's financial instruments of DKK 3 million (a decrease in the fair value of DKK 20 million in 2013).

The financial instruments included in the sensitivity analysis consist of marketable securities and non-current loans. Foreign exchange forwards and foreign exchange options are not included due to the limited effect that a parallel shift in interest rates in all currencies has on these instruments.

Liquidity risk

Novo Nordisk ensures the availability of required liquidity through a combination of cash management, highly liquid investment portfolios and uncommitted as well as committed facilities. Novo Nordisk uses cash pools for optimisation and centralisation of cash management.

Credit risk

Credit risk arises from the possibility that transactional counterparties may default on their obligations, causing financial losses for the Group. Novo Nordisk considers its maximum credit risk on financial counterparties to be DKK 15,935 million (2013: DKK 15,990 million). In addition, Novo Nordisk considers its maximum credit risk on Trade receivables, Other receivables less prepayments and Other financial assets to be DKK 15,425 million (2013: DKK 12,802 million). Please refer to note 4.6 for details of the Group's total financial assets.

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4.2 FINANCIAL RISKS (CONTINUED)

To manage credit risk on financial counterparties, Novo Nordisk only enters into derivative financial contracts and money market deposits with financial counterparties possessing a satisfactory long-term credit rating from two out of the three selected ratings agencies: Standard and Poor's, Moody's and Fitch. Furthermore, maximum credit lines defined for each counterparty diversify the overall counterparty risk. The credit risk on bonds is limited as investments are made in highly liquid bonds with solid credit ratings. The table below shows Novo Nordisk's credit exposure on cash, fixed-income marketable securities and financial derivatives.

Credit exposure on Cash at bank and on hand, Marketable securities and Derivative financial instruments (market value)

DKK million	Cash at bank or on hand	Marketable securities[1]	Derivative financial instruments	Total
2014				
AAA-range		1,004		1,004
AA-range	6,501	502	20	7,023
A-range	7,641		10	7,651
BBB-range	183			183
Not rated or below BBB-range	71	3		74
Total	14,396	1,509	30	**15,935**
2013				
AAA-range		2,726		2,726
AA-range	6,497	1,013	544	8,054
A-range	3,999		977	4,976
BBB-range	141			141
Not rated or below BBB-range	91	2		93
Total	10,728	3,741	1,521	15,990

1. Redemption yield on the bond portfolio is 0.35% (0.41% in 2013).

Novo Nordisk has no significant concentration of credit risk related to Trade receivables or Other receivables and prepayments, as the exposure is spread over a large number of counterparties and customers. Novo Nordisk continues to monitor the credit exposure in Region International Operations due to the increasing sales and low credit ratings of many countries in this region. Novo Nordisk also continues to focus in the development in the outstanding trade receivables in the Eurozone.

Asset securitisation

Novo Nordisk's Japanese subsidiary employs an asset securitisation programme in the form of a full non-recourse off-balance sheet arrangement to improve liquidity and take advantage of market opportunities by receiving funds prior to scheduled payment dates. At year-end, the Group had derecognised receivables without recourse having due dates after 31 December amounting to:

DKK million	2014	2013	2012
Sold trade receivables	1,669	1,685	2,027

In addition, full non-recourse off-balance sheet factoring arrangement programmes are occasionally applied by Novo Nordisk affiliates around the world with limited impact on the Group's trade receivables.

Please refer to note 2.2 for split of allowance for trade receivables by geographical segment.

4.3 DERIVATIVE FINANCIAL INSTRUMENTS

Accounting policies

The derivative financial instruments are used to manage the exposure to market risk. None of the derivatives are held for trading. However, not all derivatives are designated for hedge accounting.

Novo Nordisk uses forward exchange contracts and currency options to hedge forecast transactions, assets and liabilities. Currently, net investments in foreign subsidiaries are not hedged.

Upon initiation of the contract, Novo Nordisk designates each derivative financial contract that qualifies for hedge accounting as one of:

- hedges of the fair value of a recognised asset or liability or a firm commitment (fair value hedge)
- hedges of the fair value of a forecast financial transaction (cash flow hedge).

All contracts are initially recognised at fair value and subsequently remeasured at fair value based on current bid prices at the end of the reporting period.

Value adjustments of fair value hedges are recognised in the Income statement along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.

Value adjustments of cash flow hedges are recognised directly in Other comprehensive income, given hedge effectiveness. The cumulative value adjustment of these contracts is transferred from Other comprehensive income to the Income statement as a reclassification adjustment under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement.

Furthermore, Novo Nordisk uses currency option hedges of forecast transactions. Currency options are initially recognised at cost, which equals fair value of considerations paid, and subsequently remeasured at fair value at the end of the reporting period. The cumulative value adjustment of the currency options for which hedge accounting is applied, which is the intrinsic value of the options, is transferred from Other comprehensive income to the Income statement as a reclassification adjustment under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement. Gains and losses on currency options that do not meet the criteria for hedge accounting are recognised directly in the Income statement under Financial income or Financial expenses.

The fair value of derivative financial instruments is measured on the basis of quoted market prices of financial instruments traded in active markets. If an active market exists, fair value is based on the most recently observed market price at the end of the reporting period.

If a financial instrument is quoted in a market that is not active, Novo Nordisk bases its valuation on the most recent transaction price. Adjustment is made for subsequent changes in market conditions, for instance by including transactions in similar financial instruments assumed to be motivated by normal business considerations.

If an active market does not exist, the fair value of standard and simple financial instruments, such as foreign exchange forward contracts, interest rate swaps, currency swaps and unlisted bonds, is measured according to generally accepted valuation techniques. Market-based parameters are used to measure fair value.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Income statement under Financial income or Financial expenses.

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4.3 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

HEDGING ACTIVITIES

DKK million	2014 Contract amount at year-end	2014 Positive fair value at year-end	2014 Negative fair value at year-end	2013 Contract amount at year-end	2013 Positive fair value at year-end	2013 Negative fair value at year-end
Forward contracts, cash flow hedges	32,095	10	2,252	26,982	1,104	
Currency options, cash flow hedges	2,429	29	–	2,195	148	
Forward contracts, fair value hedges	3,490	–	355	3,508	365	
Total hedging activities[2]	**38,014**	**39**	**2,607**	32,685	1,617	–
Total fair value adjustments recognised in the Income statement		8	355		384	–
Total fair value adjustments recognised in Other comprehensive income[1]		31	2,252		1,233	–
Presented in the Balance sheet as:						
Derivative financial instruments (current assets)		30			1,521	
Derivative financial instruments (current liabilities)			2,607			–
Equity, Other reserves		9			96	

1. Realisation in 2014 of previously deferred gain amounts to DKK 1,229 million.
2. Fair values at year-end are presented as net amount for each currency or sum of currencies, within the respective hedging activity.

HEDGING OF FORECAST TRANSACTIONS (CASH FLOW HEDGE)

DKK million	2014 Contract amount at year-end	2014 Positive fair value at year-end	2014 Negative fair value at year-end	2013 Contract amount at year-end	2013 Positive fair value at year-end	2013 Negative fair value at year-end
Hedging of forecast transactions qualifying for hedge accounting						
USD	26,540	–	2,252	22,020	742	
JPY, GBP and other currencies	5,555	10	–	4,962	362	
Total forward contracts (forecasted cash flow)	32,095	10	2,252	26,982	1,104	–
USD	2,051	–	–	1,739	33	
JPY	378	21	–	456	96	
Total currency options (forecasted cash flow)	2,429	21	–	2,195	129	–
Total cash flow hedges for which hedge accounting is applied	34,524	31	2,252	29,177	1,233	–
Other forecast transaction hedges for which hedge accounting is not applied						
Currency options for which hedge accounting is not applied	–	8	–	–	19	–
Total contracts of forecast transactions	**34,524**	**39**	**2,252**	29,177	1,252	–

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4.3 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

HEDGING OF ASSETS AND LIABILITIES (FAIR VALUE HEDGE)

DKK million	2014 Contract amount at year-end	2014 Positive fair value at year-end	2014 Negative fair value at year-end	2013 Contract amount at year-end	2013 Positive fair value at year-end	2013 Negative fair value at year-end
USD	2,367	–	333	1,355	141	–
JPY, GBP and other currencies	1,123	–	22	2,153	224	–
Total forward contracts	3,490	–	355	3,508	365	–

The table above shows the fair value of fair value-hedging activities for 2014 and 2013 specified by hedging instrument and the major currencies. All changes in fair values are recognised in the Income statement, amounting to a net loss of DKK 355 million in 2014 (a net gain of DKK 365 million in 2013).

The financial contracts existing at the end of the year hedge the currency exposure on assets and liabilities in the Group's major currencies excluding DKK and EUR. The contract amounts of other currencies at year-end are JPY at DKK 310 million (DKK 539 million in 2013), GBP at DKK 313 million (DKK 449 million in 2013), and 'other' comprising AUD at DKK 56 million (DKK 525 million in 2013), CAD at DKK 444 million (DKK 208 million in 2013) and PLN at DKK 0 million (DKK 432 million in 2013).

4.4 CASH AND CASH EQUIVALENTS, FINANCIAL RESOURCES AND FREE CASH FLOW

Accounting policies

Cash and cash equivalents consist of cash offset by short-term bank loans. Financial resources consist of cash and cash equivalents, marketable securities with original maturity of less than three months and undrawn committed credit facilities expiring after more than one year. The Statement of cash flows is presented in accordance with the indirect method commencing with Net profit for the year.

DKK million	2014	2013	2012
CASH AND CASH EQUIVALENTS			
Cash at bank and on hand (note 4.2)	14,396	10,728	11,553
Current debt (bank overdrafts)	(720)	(215)	(500)
Cash and cash equivalents at the end of the year	13,676	10,513	11,053
FINANCIAL RESOURCES			
Cash and cash equivalents	13,676	10,513	11,053
Marketable securities	1,509	3,741	4,552
Undrawn committed credit facility[1]	8,188	4,849	4,849
Total financial resources	23,373	19,103	20,454

1. The undrawn committed credit facility in 2014 is a EUR 1,100 million facility (2013 and 2012: EUR 650 million) committed by a portfolio of international banks. The facility matures in 2019.

FREE CASH FLOW

	2014	2013	2012
Net cash generated from operating activities	31,692	25,942	22,214
Net cash used in investing activities	(2,064)	(2,773)	(4,070)
Net purchase of marketable securities	(2,232)	(811)	501
Free cash flow[2]	27,396	22,358	18,645

2. Additional non-IFRS measure; please refer to p 94 for definitions.

4.5 CHANGE IN WORKING CAPITAL

Accounting policies

Working capital is defined as current assets less current liabilities and measures the liquid assets Novo Nordisk has available for the business.

CHANGE IN WORKING CAPITAL

DKK million	2014	2013	2012
Trade receivables	(2,134)	(1,268)	(290)
Other receivables and prepayments	(296)	251	(329)
Inventories	(1,805)	(9)	(110)
Trade payables	858	233	568
Other liabilities	1,665	404	448
Change in working capital before exchange rate adjustments	(1,712)	(389)	287
Exchange rate adjustments	(436)	124	(13)
Cash flow change in working capital	(2,148)	(265)	274

4.6 FINANCIAL ASSETS AND LIABILITIES

Accounting policies

Depending on the purpose of each investment, Novo Nordisk classifies these into the following categories:

- Available-for-sale financial assets
- Loans and receivables
- Financial assets at fair value through the Income statement (derivatives).

Management determines the classification of its investments on initial recognition and re-evaluates this at the end of every reporting period to the extent that such a classification is permitted and required.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value.

Available-for-sale financial assets and financial assets at fair value are subsequently carried at fair value. Loans and receivables are carried at amortised cost based on the effective interest method.

Fair value disclosures are made separately for each class of financial instruments at the end of the reporting period.

Derecognition
Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred, and Novo Nordisk has transferred substantially all the risks and rewards of ownership.

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4.6 FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

Available-for-sale financial assets
Available-for-sale financial assets consist of equity investments and marketable securities. Equity investments are included in Other financial assets unless Management intends to dispose of the investment within 12 months of the end of the reporting period. If that is the case, the current part is included in Other receivables and prepayments.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available for sale are recognised in Other comprehensive income. When financial assets classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement.

The fair values of quoted investments (including marketable securities) are based on current bid prices at the end of the reporting period. Financial assets for which no active market exists are carried at fair value based on a valuation methodology or at cost if no reliable valuation model can be applied.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection is expected within one year (or in the normal operating cycle of the business if longer), they are classified as Current assets. If not, they are presented as Non-current assets.

Trade receivables and Other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for allowance. Provision for allowance is made for Trade receivables when there is objective evidence that Novo Nordisk will not be able to collect all amounts due according to the original terms of the receivables.

The provision for allowance is deducted from the carrying amount of Trade receivables and the amount of the loss is recognised in the Income statement under Sales and distribution costs. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against Sales and distribution costs in the Income statement.

FINANCIAL ASSETS BY CATEGORY

DKK million	Available-for-sale financial assets at fair value	Financial assets measured at fair value through the Income statement	Loans and receivables	Cash and cash equivalents	Total
2014					
Other financial assets	366		490		856
Trade receivables (note 3.4)			13,041		13,041
Other receivables (note 3.5)			2,750		2,750
- less prepayments (note 3.5)			(1,222)		(1,222)
Marketable securities (bonds) (note 4.2)	1,509				1,509
Derivative financial instruments (note 4.3)		30			30
Cash at bank and on hand (note 4.4)				14,396	14,396
Total financial assets at the end of the year by category	1,875	30	15,059	14,396	**31,360**
Total financial assets at the end of the year by category, 2013	3,916	1,521	12,627	10,728	28,792

FINANCIAL LIABILITIES BY CATEGORY

DKK million	Financial liabilities measured at fair value through the Income statement	Financial liabilities measured at amortised cost	Financial liabilities measured at fair value through Other comprehensive income	Total
2014				
Current debt		720		720
Trade payables		4,950		4,950
Other liabilities (note 3.8)		11,051		11,051
– less VAT and duties payable (note 3.8)		(744)		(744)
Derivative financial instruments (note 4.3)	2,607			2,607
Total financial liabilities at the end of the year by category[1]	2,607	15,977	–	**18,584**
2013				
Current debt		215		215
Trade payables		4,092		4,092
Other liabilities (note 3.8)		9,386		9,386
– less VAT and duties payable (note 3.8)		(761)		(761)
Total financial liabilities at the end of the year by category[1]	–	12,932	–	12,932

1. All financial liabilities are due within one year.

For a description of the credit quality of financial assets such as Trade receivables, Cash at bank and on hand, Marketable securities, Current debt and Derivative financial instruments, refer to notes 4.2 and 4.3.

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4.6 FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

FAIR VALUE MEASUREMENT HIERARCHY

DKK million	2014	2013
Active market data	1,870	3,908
Directly or indirectly observable market data	30	1,521
Not based on observable market data	5	8
Total financial assets at fair value	**1,905**	5,437
Active market data	–	–
Directly or indirectly observable market data	2,607	–
Not based on observable market data	–	–
Total financial liabilities at fair value	**2,607**	–

Financial assets and liabilities measured at fair value can be categorised using the fair value measurement hierarchy above. There have not been any transfers between the categories 'Active market data' and 'Directly or indirectly observable market data' during 2014 or 2013. There are no intangible assets or items of property, plant and equipment measured at fair value.

4.7 FINANCIAL INCOME AND EXPENSES

Accounting policies

Financial assets and liabilities and borrowings generate Novo Nordisk's financial income and expenses. The net financials in the Income statement are mainly related to foreign exchange elements and can be specified as follows:

FINANCIAL INCOME

DKK million	2014	2013	2012
Interest income	101	56	124
Financial gain from forward contracts (net)	–	1,631	–
Financial gain from currency options (net)	32	–	–
Capital gain on investments etc.	34	–	–
Income from other financial assets	–	15	1
Total financial income	**167**	1,702	125

FINANCIAL EXPENSES

DKK million	2014	2013	2012
Interest expenses	39	55	58
Foreign exchange loss (net)[1]	288	435	161
Financial loss from forward contracts (net)	125	–	1,289
Financial loss from currency options (net)	–	50	79
Capital loss on investments etc.	–	20	118
Other financial expenses	111	96	83
Total financial expenses	**563**	656	1,788

1. Primarily related to trade receivables, other receivables and trade payables.

FINANCIAL IMPACT FROM FORWARD CONTRACTS AND CURRENCY OPTIONS, SPECIFIED

DKK million	2014	2013	2012
Forward contracts			
Transferred from Other comprehensive income	1,104	809	(1,250)
Value adjustment of transferred contracts	(1,160)	678	(10)
Foreign exchange gain/loss on forward contracts	(69)	144	(29)
Financial income/(expense) from forward contracts	**(125)**	1,631	(1,289)
Currency options			
Transferred from Other comprehensive income	125	–	68
Value adjustment of transferred options	(12)	25	–
Foreign exchange gain/loss on currency options	(81)	(75)	(147)
Financial income/(expense) from currency options	**32**	(50)	(79)

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SECTION 5
OTHER DISCLOSURES

This section provides details on notes that by their nature are of statutory or secondary importance for understanding the financial performance of Novo Nordisk. A list of subsidiaries in the Novo Nordisk Group is also included in this section.

5.1 SHARE-BASED PAYMENT SCHEMES

Accounting policies

Share-based compensation
Novo Nordisk operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at the grant date. Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At the end of each reporting period, Novo Nordisk revises its estimates of the number of options or shares expected to vest. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and in a corresponding adjustment to Equity (change in proceeds) over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment.

SHARE-BASED PAYMENT

Expensed in the Income statement

DKK million	2014	2013	2012
Restricted stock units to employees	141	188	50
Long-term share-based incentive programme (Senior Management Board)[1]	66	51	73
Long-term share-based incentive programme (management group below Senior Management Board)[2]	164	170	185
Share-based payment expensed in the Income statement	**371**	409	308

1. Expense for the year reflects the full value at launch of the programme for the year.
2. Expense for the year reflects the value at launch of the last four programmes, amortised over four years.

Restricted stock units to employees

Following the 90th anniversary in 2013, all employees in the company (excl NNE Pharmaplan and NNIT) were offered 100 restricted stock units. A restricted stock unit gives the right to receive one Novo Nordisk B share free of charge on 1 April 2016 subject to continued employment and average sales growth of at least 5% per year measured in DKK in the period 2012–2015. The cost of the DKK 440 million programme is amortised over the period 2013–2016 at an annual amount of DKK 135 million.

Long-term share-based incentive programme

For a description of the programme, please refer to 'Remuneration' in 'Governance, leadership and shares', pp 49–51.

Senior Management Board
On 29 January 2014, the Board of Directors approved the establishment, for members of the Senior Management Board, of a joint pool for the financial year 2014 by allocating a total of 293,044 Novo Nordisk B shares. This allocation amounts on average to 7.4 months of fixed base salary plus pension contribution for the CEO, 5.6 months of fixed base salary plus pension contribution per member of Executive Management and 5.0 months of fixed base salary for Senior Vice Presidents, corresponding to a value at launch of the programme of DKK 66 million. This amount was expensed in 2014. The share price used for the conversion was the average share price (DKK 226) for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the period 30 January – 13 February 2014. Based on the split of participants when the joint pool was established, approximately 40% of the pool will be allocated to members of Executive Management and 60% to other members of the Senior Management Board.

The shares allocated to the joint pool for 2011 (448,560 shares) were released to the individual participants subsequent to the approval of the Annual Report 2014 by the Board of Directors and after the announcement of the 2014 full-year financial results on 30 January 2015. The shares allocated correspond to a value at launch of the programme of DKK 57 million, expensed in 2011.

Management group below Senior Management Board
The management group below the Senior Management Board has a share-based incentive programme with similar performance criteria. For 2014, a total of 683,728 shares were allocated to the pool for this group corresponding to a value at launch of the programme of DKK 155 million.

The shares allocated to the pool for 2011 (1,485,665 shares) were released to the individual participants subsequent to the approval of the Annual Report 2014 by the Board of Directors and after the announcement of the 2014 full-year financial results on 30 January 2015. The shares allocated correspond to a value at launch of the programme of DKK 188 million amortised over the period 2011–2014. The number of shares to be transferred (1,343,235) is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme were met.

Share options

No share options have been granted since 2006 as the long-term incentive programme from 2007 onwards has been share-based.

The 2006 share options were exercisable three years after the issue date and will expire after eight years. The exercise price for options granted based on performance targets for the financial year 2006 was equal to the market price of the Novo Nordisk B share at the time the plan was established. The options can only be settled in shares. Each option gives the right to purchase one Novo Nordisk B share.

At the end of 2014 a total of 955,570 options at strike 35 are outstanding. The options will be exercised on 30 January 2015. The value at year end was DKK 215 million calculated as the difference between the market value on 31 December 2014 and the strike price.

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5.1 SHARE-BASED PAYMENT SCHEMES (CONTINUED)

OUTSTANDING RESTRICTED STOCK UNITS

OUTSTANDING RESTRICTED STOCK UNITS	2014	2013
Outstanding at the beginning of the year	10,528,372	12,374,845
Released restricted stock units to employees	(24,500)	(1,356,000)
Released shares from 2010 Management pools	(3,341,692)	(3,529,670)
Cancelled shares from Management pool	(178,872)	(207,410)
Issued restricted stock units to employees	0	2,370,000
Shares allocated to Management pools	976,772	876,607
Outstanding at the end of the year	**7,960,080**	10,528,372

EXERCISABLE SHARE OPTIONS

EXERCISABLE SHARE OPTIONS	2014	2013
Exercisable at the beginning of the year	2,801,920	5,040,700
Exercised	(1,787,350)	(2,017,700)
Cancelled	(59,000)	(221,080)
Exercisable at the end of the year	**955,570**[1]	2,801,920[1]

1. Average exercise price per option (excluding restricted stock units) amounts to DKK 35 (DKK 34 in 2013), and calculated fair value per option amounts to DKK 225 (DKK 161 in 2013).

OUTSTANDING RESTRICTED STOCK UNITS AND EXERCISABLE SHARE OPTIONS

OUTSTANDING RESTRICTED STOCK UNITS AND EXERCISABLE SHARE OPTIONS	Issued[1]	Released	Cancelled (accumulated)	Outstanding	Value at launch date DKK million	Vesting date
Restricted stock units to employees						
2012 Restricted stock units – NNIT	35,300	(24,500)	(10,800)	0		1/12/14
2013 Restricted stock units	2,370,000	–	–	2,370,000		1/04/16
Outstanding restricted stock units to employees at the end of 2014	2,405,300	(24,500)	(10,800)	2,370,000		
Shares allocated to joint pools for Senior Management Board						
2010 Shares allocated to joint pool	842,880	(842,880)	–	0	64	30/1/14
2011 Shares allocated to joint pool	448,560	–	–	448,560	57	Q1 2015
2012 Shares allocated to joint pool	487,730	–	–	487,730	73	Q1 2016
2013 Shares allocated to joint pool	254,513	–	–	254,513	51	Q1 2017
2014 Shares allocated to joint pool[2]	293,044	–	–	293,044	66	Q1 2018
Outstanding shares in joint pool for Senior Management Board	2,326,727	(842,880)	–	1,483,847		
Shares allocated to pools for management group below Senior Management Board						
2010 Shares allocated to pool[3]	2,814,320	(2,498,812)	(303,318)	12,190	208	30/1/14
2011 Shares allocated to pool	1,485,665	–	(142,430)	1,343,235	188	Q1 2015
2012 Shares allocated to pool	1,559,235	–	(89,790)	1,469,445	234	Q1 2016
2013 Shares allocated to pool	622,190	–	(24,555)	597,635	126	Q1 2017
2014 Shares allocated to pool[2]	683,728	–	–	683,728	155	Q1 2018
Outstanding shares in pool for management group below Senior Management Board	7,165,138	(2,498,812)	(560,093)	4,106,233		

	Issued[1]	Exercised	Cancelled	Exercisable	Exercise price DKK	Exercise period
Exercisable share options						
2005 Share options	8,202,340	(7,358,750)	(843,590)	0	30.6	31/01/09 – 30/01/14
2006 Share options	11,145,420	(9,209,585)	(980,265)	955,570	35.0	31/01/10 – 30/01/15
Exercisable share options at the end of 2014	19,347,760	(16,568,335)	(1,823,855)	955,570		
Outstanding/exercisable at the end of 2014	31,244,925	(19,934,527)	(2,394,748)	**8,915,650**		

1. All restricted stock units, shares allocated to Management pools and share options are hedged by treasury shares.
2. 2014 programme released subsequent to approval of the Annual Report 2014 on 30 January 2015.
3. Including joint pool related to prior years, not yet released.

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5.1 SHARE-BASED PAYMENT SCHEMES (CONTINUED)

AVERAGE MARKET PRICE OF NOVO NORDISK B SHARES PER TRADING PERIOD IN 2014	Average market price DKK	Exercised share options
30 January – 13 February	226	1,065,812
1 May – 15 May	235	230,562
7 August – 21 August	249	131,850
30 October – 13 November	263	359,126
Total exercised options		1,787,350

5.2 MANAGEMENT'S HOLDINGS OF NOVO NORDISK SHARES AND SHARE OPTIONS

The internal rules for trading in Novo Nordisk securities by board members, executives and certain employees only permit trading in the 15-calendar-day period following each quarterly announcement.

MANAGEMENT'S HOLDING OF SHARES	At the beginning of the year	Additions during the year	Sold/transferred during the year	At the end of the year	Market value[1] DKK million
Göran Ando	13,000			13,000	3.4
Bruno Angelici	2,500			2,500	0.7
Jeppe Christiansen	–			–	–
Liz Hewitt	2,000	725		2,725	0.7
Liselotte Hyveled	3,255	4,000	(3,400)	3,855	1.0
Thomas Paul Koestler	8,000	8,000		16,000	4.1
Anne Marie Kverneland	11,735		(636)	11,099	2.9
Helge Lund	–	3,000		3,000	0.8
Søren Thuesen Pedersen	1,615			1,615	0.4
Hannu Ryöppönen	11,250			11,250	2.9
Stig Strøbæk	1,950			1,950	0.5
Board of Directors in total	55,305	15,725	(4,036)	66,994	17.4
Lars Rebien Sørensen	324,850	75,085	(45,085)	354,850	92.3
Jesper Brandgaard	198,215	49,990	(62,000)	186,205	48.5
Lars Fruergaard Jørgensen	90,860	24,995	(20,000)	95,855	25.0
Jakob Riis	52,150	24,995	(5,000)	72,145	18.8
Kåre Schultz	320,000	49,990	(39,990)	330,000	85.9
Mads Krogsgaard Thomsen	257,420	54,600	(32,885)	279,135	72.6
Executive Management in total	1,243,495	279,655	(204,960)	1,318,190	343.1
Other members of the Senior Management Board	557,945	515,885	(389,933)	683,897	178.0
Joint pool for Executive Management and other members of the Senior Management Board[2]	1,744,909	293,044	(803,840)	1,234,113[3]	321.3
Total	3,601,654	1,104,309	(1,402,769)	3,303,194	859.8

1. Calculation of the market value is based on the quoted share price of DKK 260.30 at the end of the year.
2. The annual allocation to the joint pool is locked up for three years before it is transferred to the participants employed at the end of each three-year period. Based on the split of participants when the joint pool was established, approximately 40% of the pool will be allocated to the members of Executive Management and approximately 60% to other members of the Senior Management Board. In the lock-up period, the joint pool may potentially be reduced in the event of lower-than-planned value creation in subsequent years.
3. Joint pool includes 2011 programme released on 30 January 2015 and excludes 249,734 shares assigned to retired Executive Management and Senior Management Board members.

MANAGEMENT'S HOLDING OF SHARE OPTIONS

Share options in Novo Nordisk	At the beginning of the year	Exercised during the year	At the end of the year	Fair value[1] DKK million
Executive Management	–	–	–	–
Other members of the Senior Management Board	161,500	74,000	87,500	20
Total	161,500	74,000	87,500	20

1. The fair value has been calculated as the difference between the strike price of DKK 35 and the market value at the end of the year.

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90 | CONSOLIDATED FINANCIAL STATEMENTS

5.3 OTHER NON-CASH ITEMS

For the purpose of presenting the Statement of cash flows, non-cash items with effect on the Income statement must be reversed to identify the actual cash flow effect from the Income statement. The adjustments are specified as follows:

OTHER NON-CASH ITEMS

DKK million	2014	2013	2012
Reversals of non-cash income statement items			
Interest income and interest expenses, net (note 4.7)	(62)	(1)	(66)
Share-based payment costs (note 5.1)	371	409	308
Changes in non-cash balance sheet items			
Increase/(decrease) in provisions (note 3.7)	3,138	930	1,299
Increase/(decrease) in retirement benefit obligations (note 3.6)	343	(72)	321
Of which remeasurements of retirement benefit obligations	(247)	54	(281)
Other adjustments			
(Gains)/losses from sale of property, plant and equipment	1	(1)	21
Unrealised (gain)/loss from other financial assets	–	(17)	43
Reclassification from working capital (other liabilities)	–	–	739
Exchange rate adjustments on working capital	436	(124)	13
Other, including unrealised exchange (gain)/loss etc	183	(594)	(216)
Total other non-cash items	**4,163**	584	2,181

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5.4 COMMITMENTS

Commitments

Total contractual obligations and recognised non-current debt can be specified as follows (payments due by period):

2014 DKK million	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Retirement benefit obligations	52	98	88	793	1,031
Total non-current liabilities recognised in the Balance sheet	*52*	*98*	*88*	*793*	*1,031*
Operating leases[1]	1,060	1,613	1,260	2,356	6,289
Purchase obligations	2,175	1,551	1,061	–	4,787
Research and development obligations	1,896	1,490	305	–	3,691
Total obligations not recognised in the Balance sheet	*5,131*	*4,654*	*2,626*	*2,356*	*14,767*
Total contractual obligations	5,183	4,752	2,714	3,149	**15,798**

2013 DKK million	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Retirement benefit obligations	28	53	49	558	688
Total non-current liabilities recognised in the Balance sheet	*28*	*53*	*49*	*558*	*688*
Operating leases[1]	924	1,452	1,072	2,426	5,874
Purchase obligations	1,969	369	44	–	2,382
Research and development obligations	2,612	1,875	789	–	5,276
Total obligations not recognised in the Balance sheet	*5,505*	*3,696*	*1,905*	*2,426*	*13,532*
Total contractual obligations	5,533	3,749	1,954	2,984	14,220

1. No material finance lease obligations exist in 2014 and 2013.

The operating lease commitments are related to non-cancellable operating leases primarily for premises, company cars and office equipment. Approximately 68% of the commitments are related to leases outside Denmark. The lease costs for 2014 and 2013 were DKK 1,310 million and DKK 1,175 million respectively.

The purchase obligations primarily relate to contractual obligations in connection with investments in property, plant and equipment as well as purchase agreements regarding medical equipment and consumer goods. Novo Nordisk expects to fund these commitments with existing cash and cash flow from operations.

Research and development obligations entail uncertainties in relation to the period in which payments are due because a proportion of the obligations are dependent on milestone achievements. The due periods disclosed are based on Management's best estimate. Novo Nordisk has engaged in research and development projects with a number of external enterprises. Most of these obligations relate to the cardiovascular outcomes study for Tresiba®, the DEVOTE programme.

DKK million	2014	2013
Other guarantees Other guarantees primarily relate to guarantees issued by Novo Nordisk in relation to rented property	960	830
Security for debt Land, buildings and equipment etc at carrying amount	237	230

World Diabetes Foundation (WDF)

At the Annual General Meeting in 2008, a new donation was agreed to by the shareholders. According to this agreement, Novo Nordisk is obliged to make annual donations to the Foundation in the period 2011–2017 of 0.125% of the net insulin sales of the Group in the preceding financial year.

The annual donation in the period 2012–2017 will not exceed the lower of DKK 80 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question.

In 2014, the donation amounts to DKK 66 million (DKK 64 million in both 2013 and 2012), which is recognised in Administrative costs in the Income statement. The 2012 donation included an extra donation of DKK 11 million to support predetermined WDF activities.

Disclosure regarding change of control

The EU Takeover Bids Directive, as partially implemented by the Danish Financial Statements Act, contains certain rules relating to listed companies on disclosure of information that may be of interest to the market and potential takeover bidders, in particular in relation to disclosure of change of control provisions.

The company's A shares are not listed and are held by Novo A/S, a Danish public limited liability company wholly owned by the Novo Nordisk Foundation. According to the Articles of Association of the Foundation, the A shares cannot be divested. For information on the ownership structure of Novo Nordisk, please refer to 'Shares and capital structure' on pp 44–45. For information on change of control clauses in share option programmes, please refer to note 5.1, 'Share-based payment schemes', and in relation to employee contracts for Executive Management of Novo Nordisk, please refer to 'Remuneration' on pp 49–51.

In addition, Novo Nordisk discloses that the Group has one significant agreement with a supplier which takes effect, alter or terminate upon a change of control of the Group. If effected, a take-over could – at the discretion of the relevant counterparty – lead to the termination of such agreement. Given the ownership structure of Novo Nordisk the risk is considered remote and with limited financial impact.

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5.5 RELATED PARTY TRANSACTIONS

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 26.5% of the share capital in Novo Nordisk A/S, representing 74.5% of the total number of votes, excluding treasury shares. The remaining shares are widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark). Both entities are considered related parties.

Other related parties are considered to be the Novozymes Group and Xellia Pharmaceuticals due to joint ownership, associated companies, the directors and officers of these entities, and Management of Novo Nordisk A/S.

In 2014, Novo Nordisk A/S did not acquire new B shares from Novo A/S

In 2013, Novo Nordisk A/S acquired 12,750,000 B shares, worth DKK 2.5 billion, from Novo A/S as part of the DKK 14.0 billion share repurchase programme. The transaction price was DKK 196.4 per share and was calculated as the average market price from 1 May to 3 May 2013 in the open window following the announcement of the financial results for the first quarter of 2013.

In 2012, Novo Nordisk A/S acquired 25,500,000 B shares, worth DKK 4.2 billion, from Novo A/S as part of the DKK 12.0 billion share repurchase programme. The transaction price was DKK 164.6 per share and was calculated as the average market price from 27 April to 1 May 2012 in the open window following the announcement of the financial results for the first quarter of 2012.

The Group has had the following material transactions with related parties, (income)/expense:

DKK million	2014	2013	2012
Novo Nordisk Foundation			
Donations to Steno Diabetes Center A/S via Novo Nordisk	(51)	(45)	(46)
Novo A/S			
Services provided by Novo Nordisk	(5)	(4)	(2)
Purchase of Novo Nordisk B shares	0	2,504	4,198
Novozymes A/S			
Services provided by Novo Nordisk	(189)	(214)	(255)
Services provided by Novozymes	142	109	92
Xellia Pharmaceuticals			
Services provided by Novo Nordisk	(28)	(0)	(0)

There have not been any transactions with the Board of Directors or Executive Management of Novo Nordisk A/S, Novozymes A/S, Novo A/S, the Novo Nordisk Foundation, Xellia Pharmaceuticals or associated companies. For information on remuneration to the Management of Novo Nordisk, please refer to 'Remuneration', pp 49–51, and note 2.4, 'Employee costs'. There have not been and are no loans to the Board of Directors or Executive Management in 2014, 2013 or 2012.

There are no material unsettled transactions with related parties at the end of the year.

5.6 FEE TO STATUTORY AUDITORS

DKK million	2014	2013	2012
Statutory audit	24	24	25
Audit-related services	4	4	4
Tax advisory services	8	11	12
Other services	11	5	6
Total fee to statutory auditors	47	44	47

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5.7 COMPANIES IN THE NOVO NORDISK GROUP

Activity: • Sales and marketing • Production • Research and development • Services/investments

PARENT COMPANY

Company and country	Percentage of shares owned	Activity			
Novo Nordisk A/S, Denmark	–	•	•	•	•

Subsidiaries by region

EUROPE

Company and country	Percentage of shares owned	Activity			
Novo Nordisk Pharma GmbH, Austria	100	•			
S.A. Novo Nordisk Pharma N.V., Belgium	100	•			
Novo Nordisk Pharma d.o.o., Bosnia-Hercegovina	100	•			
Novo Nordisk Pharma EAD, Bulgaria	100	•			
Novo Nordisk Hrvatska d.o.o., Croatia	100	•			
Novo Nordisk s.r.o., Czech Republic	100	•			
FeF Chemicals A/S, Denmark	100	•	•		
Novo Nordisk Region Europe A/S, Denmark	100				•
Steno Diabetes Center A/S, Denmark	100			•	•
Novo Nordisk Farma OY, Finland	100	•			
Novo Nordisk, France	100	•			
Novo Nordisk Production SAS, France	100		•		
Novo Nordisk Pharma GmbH, Germany	100	•			
Novo Nordisk Hellas Epe., Greece	100	•			
Novo Nordisk Hungária Kft., Hungary	100	•			
Novo Nordisk Limited, Ireland	100	•			
Novo Nordisk S.P.A., Italy	100	•			
UAB Novo Nordisk Pharma, Lithuania	100	•			
Novo Nordisk Farma dooel, Macedonia	100	•			
Novo Nordisk B.V., Netherlands	100	•			
Novo Nordisk Scandinavia AS, Norway	100	•			
Novo Nordisk Pharmaceutical Services Sp. z o.o., Poland	100	•			
Novo Nordisk Comércio Produtos Farmacêuticos Lda., Portugal	100	•			
Novo Nordisk Farma S.R.L., Romania	100	•			
Novo Nordisk Pharma d.o.o. Belgrade (Serbia), Serbia	100	•			
Novo Nordisk Slovakia s.r.o., Slovakia	100	•			
Novo Nordisk d.o.o., Slovenia	100	•			
Novo Nordisk Pharma S.A., Spain	100	•			
Novo Nordisk Scandinavia AB, Sweden	100	•			
Novo Nordisk FemCare AG, Switzerland	100	•			•
Novo Nordisk Health Care AG, Switzerland	100	•			•
Novo Nordisk Pharma AG, Switzerland	100	•			
Novo Nordisk Holding Limited, United Kingdom	100				•
Novo Nordisk Limited, United Kingdom	100	•			

NORTH AMERICA

Company and country	Percentage of shares owned	Activity			
Novo Nordisk Canada Inc., Canada	100	•			
Novo Nordisk Region North America II A/S, Denmark	100				•
Novo Nordisk US Bio Production, Inc., United States	100		•		
Novo Nordisk US Holdings Inc., United States	100				•
Novo Nordisk Pharmaceutical Industries Inc., United States	100		•		
Novo Nordisk Inc., United States	100	•		•	

JAPAN & KOREA

Company and country	Percentage of shares owned	Activity			
Novo Nordisk Region Japan & Korea A/S, Denmark	100				•
Novo Nordisk Pharma Ltd., Japan	100	•	•		
Novo Nordisk Pharma Korea Ltd., South Korea	100	•			

INTERNATIONAL OPERATIONS

Company and country	Percentage of shares owned	Activity			
Aldaph SpA, Algeria	100	•	•		
Novo Nordisk Pharma Argentina S.A., Argentina	100	•			
Novo Nordisk Pharmaceuticals Pty. Ltd., Australia	100	•			
Novo Nordisk Pharma (Private) Limited, Bangladesh	100	•			
Novo Nordisk Produção Farmacêutica do Brasil Ltda., Brazil	100		•		
Novo Nordisk Farmacêutica do Brasil Ltda., Brazil	100	•			
Novo Nordisk Farmacêutica Limitada, Chile	100	•			
Novo Nordisk Colombia SAS, Colombia	100	•			
Novo Nordisk Pharma Operations A/S, Denmark	100				•
Novo Nordisk Region International Operations A/S, Denmark	100				•
Novo Nordisk Egypt LLC, Egypt	100	•			
Novo Nordisk India Private Limited, India	100	•			
Novo Nordisk Service Centre (India) Pvt. Ltd., India	100				•
PT. Novo Nordisk Indonesia, Indonesia	100	•			
Novo Nordisk Pars, Iran	100	•			
Novo Nordisk Ltd, Israel	100	•			
Novo Nordisk Pharma SARL, Lebanon	100	•			
Novo Nordisk Pharma (Malaysia) Sdn Bhd, Malaysia	100	•			
Novo Nordisk Pharma Operations (BAOS) Sdn Bhd, Malaysia	100				•
Novo Nordisk Mexico S.A. de C.V., Mexico	100	•			
Novo Nordisk Servicios Profesionales S.A. de C.V., Mexico	100				•
Novo Nordisk Farmacéutica S.A. de C.V., Mexico	100				•
Novo Nordisk Pharma SAS, Morocco	100	•			
Novo Nordisk Pharmaceuticals Ltd., New Zealand	100	•			
Novo Nordisk Pharma Limited, Nigeria	100	•			
Novo Nordisk Pharma (Private) Limited, Pakistan	100	•			
Novo Nordisk Pharmaceuticals (Philippines) Inc., Philippines	100	•			
Novo Nordisk Limited Liability Company, Russia	100	•			
Novo Nordisk Production Support LLC, Russia	100		•		
Novo Investment Pte Limited, Singapore	100				•
Novo Nordisk Pharma (Singapore) Pte Ltd., Singapore	100	•			
Novo Nordisk (Pty) Limited, South Africa	100	•			
Novo Nordisk Pharma (Thailand) Ltd., Thailand	49	•			
Novo Nordisk Tunisie SARL, Tunisia	100	•			
Novo Nordisk Saglik Ürünleri Tic. Ltd. Sti., Turkey	100	•			
Novo Nordisk Pharma Gulf FZ-LLC, United Arab Emirates	100	•			
Novo Nordisk Venezuela Casa de Representación C.A., Venezuela	100	•			

REGION CHINA

Company and country	Percentage of shares owned	Activity			
Novo Nordisk (China) Pharmaceuticals Co., Ltd., China	100	•	•		
Beijing Novo Nordisk Pharmaceuticals Science & Technology Co., Ltd., China	100			•	
Novo Nordisk Region China A/S, Denmark	100				•
Novo Nordisk Hong Kong Limited, Hong Kong	100	•			
Novo Nordisk Pharma (Taiwan) Ltd., Taiwan	100	•			

OTHER SUBSIDIARIES

Company and country	Percentage of shares owned	Activity			
NNIT A/S[1], Denmark	100				•
NNE Pharmaplan A/S[1], Denmark	100				•

1. In addition to the listed companies, NNIT A/S and NNE Pharmaplan A/S have their own subsidiaries.

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94 | CONSOLIDATED FINANCIAL STATEMENTS

5.8 FINANCIAL DEFINITIONS

ADR
An American Depositary Receipt (or ADR) represents ownership in the shares of a non-US company and trades in US financial markets.

Basic earnings per share (EPS)
Net profit divided by the average number of shares outstanding.

Diluted earnings per share
Net profit divided by average number of shares outstanding, including the dilutive effect of share options 'in the money'. The dilutive effect of share options 'in the money' is calculated as the difference between the following:

1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options
2) the number of shares that would have been issued assuming the exercise of the share options.

The difference (the dilutive effect) is added to the denominator as an issue of shares for no consideration.

Effective tax rate
Income taxes as a percentage of profit before income taxes.

Equity ratio
Total equity at year-end as a percentage of total assets at year-end.

Gross margin
Gross profit as a percentage of sales.

Net profit margin
Net profit as a percentage of sales.

Number of shares outstanding
The total number of shares, excluding the holding of treasury shares.

Operating margin
Operating profit as a percentage of sales.

Other comprehensive income (OCI)
Other comprehensive income comprises all items recognised in Equity for the year other than those related to transactions with owners of the company. Examples of items that are required to be presented in OCI are:

- Exchange rate adjustments of investments in subsidiaries
- Remeasurements of defined benefit plans
- Changes in fair value of financial instruments in a cash flow hedge.

Payout ratio
Total dividends for the year as a percentage of net profit.

Return on equity (ROE)
Net profit for the year as a percentage of shareholders' equity (average).

Non-IFRS financial measures
In the Annual Report, Novo Nordisk discloses certain financial measures of the Group's financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner, and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Annual Report are:
- Cash to earnings
- Financial resources at the end of the year
- Free cash flow
- Operating profit after tax to net operating assets
- Underlying sales growth in local currencies.

Cash to earnings
Cash to earnings is defined as 'free cash flow as a percentage of net profit'.

Financial resources at the end of the year
Financial resources at the end of the year is defined as the sum of cash and cash equivalents at the end of the year, bonds with original term to maturity exceeding three months and undrawn committed credit facilities.

Free cash flow
Novo Nordisk defines free cash flow as 'net cash generated from operating activities less net cash used in investing activities' excluding 'Net change in marketable securities'.

Net asset value per share
Defined as the company value per share, calculated by dividing the total net asset value of Novo Nordisk A/S by the number of shares outstanding.

Operating profit after tax to net operating assets (OPAT/NOA)
Operating profit after tax to net operating assets is defined as 'operating profit after tax (using the effective tax rate) as a percentage of average inventories, receivables, property, plant and equipment, intangible assets and deferred tax assets less non-interest-bearing liabilities including provisions and deferred tax liabilities (where average is the sum of the above assets and liabilities at the beginning of the year and at year-end divided by two)'.

Underlying sales growth in local currencies
Underlying sales growth in local currencies is defined as sales for the year measured at prior-year average exchange rates compared with sales for the prior year measured at prior-year average exchange rates.

NOVO NORDISK ANNUAL REPORT 2014

Part of Management's review QUARTERLY FINANCIAL FIGURES 2013 AND 2014 | 95

QUARTERLY FINANCIAL FIGURES 2013 AND 2014

	2013				2014			
DKK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	19,983	21,380	20,511	21,698	20,343	21,629	22,249	24,585
Sales by business segment:								
New-generation insulin	9	24	42	68	80	141	175	262
Modern insulins (insulin analogues)	8,991	9,626	9,393	10,143	9,377	10,351	10,641	11,168
Human insulins	2,824	2,779	2,572	2,694	2,573	2,475	2,478	2,772
Victoza®	2,678	2,877	2,847	3,231	2,916	3,059	3,441	4,010
Protein-related products	597	619	624	572	587	579	571	596
Oral antidiabetic products (OAD)	694	681	504	367	426	452	382	468
Diabetes care total	15,793	16,606	15,982	17,075	15,959	17,057	17,688	19,276
NovoSeven®	2,027	2,542	2,428	2,259	2,247	2,292	2,057	2,546
Norditropin®	1,537	1,479	1,436	1,662	1,500	1,509	1,686	1,811
Other biopharmaceuticals	626	753	665	702	637	771	818	952
Biopharmaceuticals total	4,190	4,774	4,529	4,623	4,384	4,572	4,561	5,309
Sales by geographical segment:								
North America	9,009	10,038	9,763	10,214	9,265	10,561	11,133	12,164
Europe	4,761	5,123	4,994	5,185	4,703	4,989	5,045	5,413
International Operations	3,094	3,077	2,697	3,139	3,032	2,968	2,938	3,602
Region China	1,880	1,774	1,745	1,762	2,171	1,947	1,881	2,089
Japan & Korea	1,239	1,368	1,312	1,398	1,172	1,164	1,252	1,317
Gross profit	16,374	17,774	16,986	18,298	16,877	17,958	18,823	20,586
Sales and distribution costs	5,530	5,834	5,529	6,487	5,086	5,559	5,899	6,679
Research and development costs	2,657	2,715	2,795	3,566	3,168	3,075	3,654	3,865
Hereof costs related to discontinuation of activities within inflammatory disorders	–	–	–	–	–	–	*600*	–
Administrative costs	801	815	822	1,070	805	795	870	1,067
Other operating income, net	176	175	152	179	215	204	169	182
Operating profit	7,562	8,585	7,992	7,354	8,033	8,733	8,569	9,157
Net financials	207	96	307	436	268	256	(115)	(805)
Profit before income taxes	7,769	8,681	8,299	7,790	8,301	8,989	8,454	8,352
Income taxes	1,787	1,947	1,884	1,737	1,843	1,995	1,954	1,823
Net profit	5,982	6,734	6,415	6,053	6,458	6,994	6,500	6,529
Depreciation, amortisation and impairment losses	691	676	643	789	657	667	1,183	928
Total assets	62,447	64,289	68,134	70,337	63,241	63,681	71,283	77,062
Total equity	33,801	35,357	39,125	42,569	33,583	36,661	37,967	40,294
FINANCIAL RATIOS								
As percentage of sales								
Sales and distribution costs	27.7%	27.3%	27.0%	29.9%	25.0%	25.7%	26.5%	27.2%
Research and development costs	13.3%	12.7%	13.6%	16.4%	15.6%	14.2%	16.4%	15.7%
Administrative costs	4.0%	3.8%	4.0%	4.9%	4.0%	3.7%	3.9%	4.3%
Gross margin[1]	81.9%	83.1%	82.8%	84.3%	83.0%	83.0%	84.6%	83.7%
Operating margin[1]	37.8%	40.2%	39.0%	33.9%	39.5%	40.4%	38.5%	37.2%
Equity ratio[1]	54.1%	55.0%	57.4%	60.5%	53.1%	57.6%	53.3%	52.3%
SHARE RATIOS								
Basic earnings per share/ADR (in DKK)	2.21	2.50	2.41	2.28	2.44	2.66	2.49	2.51
Diluted earnings per share/ADR (in DKK)	2.20	2.49	2.39	2.27	2.43	2.66	2.47	2.51
Average number of shares outstanding (million) – basic	2,708	2,689	2,668	2,653	2,642	2,629	2,614	2,600
Average number of shares outstanding (million) – diluted	2,724	2,703	2,682	2,667	2,653	2,637	2,622	2,608
EMPLOYEES								
Number of full-time employees at the end of the period	35,154	35,869	36,851	37,978	39,579	40,226	40,700	40,957

1. For definitions, please refer to p 94.

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96 | CONSOLIDATED SOCIAL STATEMENT Supplementary information

STATEMENT OF SOCIAL PERFORMANCE
FOR THE YEAR ENDED 31 DECEMBER

	Note	2014	2013	2012
PATIENTS				
Patients reached with Novo Nordisk diabetes care products (estimate in million)	2.1	24.4	24.3	22.8
Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy	2.2	32	35	35
Donations (DKK million)	2.3	84	83	84
Animals purchased for research	2.4	64,533	72,662	73,601
New patent families (first filings)	2.5	93	77	65
EMPLOYEES				
Employees	3.1	41,450	38,436	34,731
Employee turnover	3.1	9.0%	8.1%	9.1%
Working the Novo Nordisk Way (scale 1–5)		4.3	4.4	4.3
Diverse senior management teams	3.1	76%	70%	66%
Frequency of occupational accidents (number/million working hours)	3.2	3.2	3.5	3.6
ASSURANCE				
Relevant employees trained in business ethics		98%	97%	99%
Business ethics reviews		42	45	48
Fulfilment of action points from facilitations of the Novo Nordisk Way	4.1	95%	96%	94%
Supplier audits	4.2	224	221	219
Product recalls	4.3	2	6	6
Warning Letters and re-inspections	4.4	0	1	1
Company reputation (scale 1–7)		5.8	5.8	5.7

NOVO NORDISK ANNUAL REPORT 2014

Supplementary information CONSOLIDATED SOCIAL STATEMENT | 97

# NOTES

# PATIENTS, EMPLOYEES AND ASSURANCE

In the Consolidated social statement, Novo Nordisk reports on three dimensions of performance: patients, employees and assurance. Progress is reported on three long-term targets: reach more patients with diabetes care products, ensure that the organisation is working the Novo Nordisk Way and nurture a diverse working environment.

To support the three long-term targets the social statement contains additional performance information of strategic importance, such as Least developed countries buying insulin according to the differential pricing policy, employee turnover, training of employees in business ethics, supplier audits and product quality.

### Enhancing diversity

Diversity is a key priority for Novo Nordisk and at the end of 2014, 76% of the senior management teams were diverse in terms of both gender and nationality. The graph on the right shows that 32 of the 33 senior management teams are diverse in terms of gender and that diversity in terms of nationality is also prominent, but not satisfactory. To ensure a robust pipeline of talent for management positions, a new diversity aspiration has been set with a focus on enhancing diversity in all management teams.

**DIVERSE SENIOR MANAGEMENT TEAMS**


Gender
Nationality
Both gender and nationality
Target
Number of senior management teams
40
32
24
16
8
0
2013
2014

### Product recalls significantly reduced

In 2014, Novo Nordisk significantly reduced the number of product recalls to two from six in 2013 despite sales growth of 6%. The reduction is attributed to continuous focus on ensuring a high level of quality in the production and packaging of products.

**2** PRODUCT RECALLS DOWN FROM 6 IN 2013

# SECTION 1
# BASIS OF PREPARATION

### General reporting standards and principles

The Consolidated social statement has been prepared in accordance with the Danish Financial Statements Act (FSA), sections 99a and 99b. Section 99a requires Novo Nordisk to account for the company's activities relating to social responsibility, reporting on business strategies, and activities in the areas of human rights, labour standards, environment, anti-corruption and climate. Companies that subscribe to the UN Global Compact and annually submit their Communication on Progress will be in compliance with the FSA, provided that the annual report includes a reference to where the information has been made publicly available. Read Novo Nordisk's Communication on Progress 2014 at novonordisk.com/annualreport and on UN Global Compact's website at unglobalcompact.org/COP. Section 99b requires Novo Nordisk to account for the gender diversity at Board level by reporting on targets and policies ensuring increased gender diversity over time.

Novo Nordisk adheres to the following internationally recognised voluntary reporting standards and principles (for overview, read more on p 113):

- UN Global Compact. As a signatory to the UN Global Compact, a strategic policy initiative for businesses that are committed to aligning their operations and strategies with 10 universally accepted principles in the areas of human rights, labour, environment and anti-corruption, Novo Nordisk reports on progress during 2014 in its Communication on Progress, which can be found at novonordisk.com/annualreport. As a member of UN Global Compact LEAD, a platform for a select group of companies to drive leadership to the next generation of sustainability performance, Novo Nordisk demonstrates its sustainability governance and management processes through the Blueprint for Corporate Sustainability Leadership, which is also part of the Communication on Progress.
- AA1000 framework for accountability. The framework (AA1000APS(2008) and AA1000AS(2008)) states that reporting must provide a complete, accurate, relevant and balanced picture of the organisation's approach to and impact on society.

To Novo Nordisk, AA1000APS(2008) is a component in creating a generally applicable approach to assessing and strengthening the credibility of the Group's public reporting of social and environmental information. Novo Nordisk's assurance process has been designed to ensure that the qualitative and quantitative information that documents the social and environmental dimensions of performance as well as the systems that underpin the data and performance are assured. The principles outlined in AA1000APS(2008) have been applied as described below.

*Inclusivity*
As a pharmaceutical business with global reach, Novo Nordisk is committed to being accountable to those stakeholders who are impacted by the organisation. Novo Nordisk maps its stakeholders and has processes in place to ensure inclusion of stakeholder concerns and expectations. In addition, Novo Nordisk continuously develops its stakeholder engagement and sustainability capacity at corporate and affiliate levels.

*Materiality*
Key issues are identified through ongoing stakeholder engagement and trendspotting, and are addressed by programmes or action plans with clear and measurable targets. Long-term targets are set to guide performance in strategic areas. The issues presented in the annual report are deemed to have a significant impact on the Group's future business performance and may support stakeholders in their decision-making.

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Responsiveness
The report reaches out to a wide range of stakeholders, each with their specific needs and interests. To most stakeholders, however, the annual report is just one element of interaction and communication with the company. The annual report reflects how the company is managing operations in ways that respond to and consider stakeholder concerns and interests.

In addition, Novo Nordisk reports with reference to the content elements and guiding principles of the International Integrated Reporting Framework developed by the International Integrated Reporting Council. The framework, which was released in a final version in December 2013, is being piloted by a group of companies, including Novo Nordisk.

Defining materiality

It is Novo Nordisk's responsibility to ensure that Management priorities and those areas in which the Group has significant impact are addressed. Issues with respect to social and environmental reporting are prioritised, and the issues considered most material are included in the annual report.

In assessing which information to include in the annual report, legal requirements and disclosure commitments made by Novo Nordisk are considered. Furthermore, it is assessed whether information is tied directly or indirectly to Novo Nordisk's ability to create value. Short- and long-term value creation is taken into consideration.

The outcomes of formal reviews, research, stakeholder engagement and internal materiality discussions are presented as a proposal for annual reporting content to Executive Management and the Board of Directors.

The conclusion from the external assurance provider is available in the Independent assurance report on p 111.

Principles of consolidation

The Consolidated social statement and disclosures cover the Novo Nordisk Group comprising Novo Nordisk A/S and entities controlled by Novo Nordisk A/S.

Social accounting policies

The accounting policies set out below and in the notes have been applied consistently in the preparation of the Consolidated social statement for all the years presented.

Disclosures taken out

The following disclosures have been taken out to align with Management priorities:

- 'Annual training costs per employee' has been taken out as it is not used as Management information at a consolidated level.
- 'Employment impact' has been taken out as it is not used as Management information.

Other accounting policies

Working the Novo Nordisk Way
Working the Novo Nordisk Way is an employee assessment measured on a scale of 1–5, with 5 being the best, and is a simple average of respondents' answers to all mandatory questions in the annual employee survey, eVoice, covering the Novo Nordisk Way. For 2014, the eVoice response rate was 94% compared with 89% in 2013.

Relevant employees trained in business ethics
The mandatory business ethics training is based on globally applicable e-learning, standard operating procedures (SOPs) and related tests released annually by the Novo Nordisk Business Ethics Compliance Office. The target groups for the individual SOPs vary in size and are defined by Novo Nordisk in each SOP. The employees in the target groups cover all employees in Novo Nordisk at the end of the reporting period except employees on leave, student assistants, PhDs and post docs. The percentage of employees completing the training is calculated as the percentage of completion of both the SOPs and the related tests, based on internal registrations.

Business ethics reviews
The number of business ethics reviews is recorded as the number of conducted business ethics reviews performed by Group Internal Audit in affiliates, production sites and headquarter areas. Furthermore, the number includes other business ethics assurance activities such as trend reports and review of third parties.

Company reputation
Company reputation with external key stakeholders is measured as the mean corporate brand score in the top seven markets (the US, Canada, China, Japan, Germany, the UK and France), weighted in accordance with actual sales of diabetes products (excluding oral antidiabetic products). The mean corporate brand score is based on company ratings (on a scale of 1–7, with 7 being the best) of peers collected through interviews with primary and secondary healthcare professionals who are current prescribers of Novo Nordisk injectable diabetes products. Each market is surveyed every year. The survey is carried out by an independent external consultancy firm.

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SECTION 2
PATIENTS

2.1 PATIENTS REACHED WITH NOVO NORDISK DIABETES CARE PRODUCTS (ESTIMATE)

Accounting policies

The number of full-year patients reached with Novo Nordisk diabetes care products, except devices and PrandiMet®, is estimated by dividing Novo Nordisk's annual sales volume by the annual usage dose per patient for each product class as defined by the WHO. PrandiMet® is not included as no WHO-defined dosage exists.

The WHO-defined daily dosage has not changed since 1982 and it may not reflect the recommended or prescribed daily dose precisely. Actual doses are based on individual characteristics (eg age and weight) and pharmacokinetic considerations. Despite this uncertainty, it is Novo Nordisk's assessment that this is the most consistent way of reporting.

Development

The estimated number of full-year patients reached with Novo Nordisk's diabetes care products increased from 24.3 million in 2013 to 24.4 million in 2014. The net increase in patients reflects an underlying development with more patients treated with modern and new-generation insulin and Victoza®, countered by fewer patients treated with human insulin due to loss of a large tender contract.

2.2 LEAST DEVELOPED COUNTRIES WHERE NOVO NORDISK SELLS INSULIN ACCORDING TO THE DIFFERENTIAL PRICING POLICY

Accounting policies

Novo Nordisk has formulated a differential pricing policy for the least developed countries (LDCs) as defined by the UN. The differential pricing policy is part of Novo Nordisk's global initiative to promote access to healthcare for all LDCs. The purpose of the policy is to offer human insulin in vials to all LDCs at or below a market price of 20% of the average prices for human insulin in vials in the western world. The western world is defined as Europe (the EU, Switzerland and Norway), the US, Canada and Japan. The number of LDCs where Novo Nordisk sells human insulin in vials according to the differential pricing policy is measured by direct or indirect sales by Novo Nordisk via government tender or private market sales to wholesalers, distributors or non-governmental organisations. In 2014, 48 countries were on the UN LDC list against 49 countries in 2013 and 2012.

NUMBER OF LDCs	2014	2013	2012
Total LDCs	48	49	49
LDCs not buying according to pricing policy	2	3	2
LDCs with no sales	14	11	12
Total LDCs buying insulin according to pricing policy	**32**	35	35

Novo Nordisk operated in Angola and Myanmar but did not sell insulin at the differential price here. The governments in those two countries were offered the opportunity to buy insulin at the differential price but the insulin sold there in 2014 was sold to the private market.

Novo Nordisk is unable to guarantee that the price at which the company sells the insulin will be reflected in the final price to the consumer. Printing the price on the actual product has been one initiative tried to avoid mark-ups on price. While Novo Nordisk prefers to sell insulin at the differential price through government tenders, the company is willing to sell to private distributors and agents.

In 14 LDCs Novo Nordisk had no sales in 2014 for various reasons. In several cases, the government did not respond to the offer, there were no private wholesalers or other partners to work with, or war or political unrest made it impossible to do business.

2.3 DONATIONS

Accounting policies

Donations by Novo Nordisk to the World Diabetes Foundation and the Novo Nordisk Haemophilia Foundation are recognised as an expense when the donation is paid out or when an unconditional commitment to donate has been made. For additional information regarding the World Diabetes Foundation, please refer to note 5.4 in the Consolidated financial statements.

DONATIONS IN DKK MILLION	2014	2013	2012
World Diabetes Foundation	66	64	64
Novo Nordisk Haemophilia Foundation	18	19	20
Total donations	**84**	83	84

2.4 ANIMALS PURCHASED FOR RESEARCH

Accounting policies

Animals purchased for research is recorded as the number of animals purchased for all research undertaken by Novo Nordisk either in-house or by external contractors. The number of animals purchased is based on internal registration of purchased animals and yearly reports from external contractors.

ANIMALS PURCHASED	2014	2013	2012
Mice and rats	62,034	69,741	70,668
Pigs	818	1,177	1,170
Rabbits	574	1,124	691
Dogs	374	238	434
Non-human primates	344	240	355
Other rodents[1]	389	142	283
Total animals purchased	**64,533**	72,662	73,601

1. Other rodents are gerbils, guinea pigs and hamsters.

The number of animals purchased for research in 2014 decreased by 11% compared with 2013 due to the discontinuation of inflammation research. In all, 97% of the animals purchased were rodents and the variation in the purchase of large animals from year to year reflects the different development phases the research projects have reached.

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2.5 NEW PATENT FAMILIES (FIRST FILINGS)

Accounting policies

New patent families (first filings) is recorded as the number of new patent applications that were filed during the year. Active patent families is recorded as the total number of single inventions covered by at least one pending or issued patent in one or more countries.

Development

A total of 93 new patent families were established in 2014, an increase of 21% compared with the filing activity in 2013 when 77 patent families were established. The increase was driven by a higher level of patent-filing activity in the device area. By the end of 2014, Novo Nordisk had 776 active patent families compared with 796 in 2013, reflecting a slight decrease in the patent estate of 3% resulting from ongoing pruning of the patent portfolio.

The patent expiry dates for the product portfolio are shown in the table below. The dates provided are for expiry in the US, Germany, China and Japan of patents on the active ingredient, unless otherwise indicated, and include extensions of patent term (including for paediatric extension, where applicable). For several products, in addition to the compound patent, Novo Nordisk holds other patents on manufacturing processes, formulations or uses that may be relevant for exclusivity beyond the expiration of the active ingredient patent. Furthermore, regulatory data protection may apply.

MARKETED PRODUCTS IN KEY MARKETS (ACTIVE INGREDIENTS)	US	Germany	China	Japan
Diabetes care:				
NovoRapid® (NovoLog®)	Expired[1]	Expired[1]	Expired[1]	Expired[1]
NovoMix® 30 (NovoLog® Mix 70/30)	Expired[1]	2015	Expired	Expired
Levemir®	2019	2018	Expired	2019
NovoNorm® (Prandin®)	Expired	Expired	Expired	2016
PrandiMet®	N/A	N/A	N/A	N/A
Victoza®	2022	2022	2017	2022
Tresiba®	2030[2]	2028[2]	2024	2027
Ryzodeg®	2030[2]	2028[2]	2024	2027
Xultophy®	2030[2]	2028[2]	2024	2027
Obesity:				
Saxenda®	2022	2022	2017	2022
Biopharmaceuticals:				
Norditropin® (Norditropin® SimpleXx®)	2017[3]	2017[3]	2017[3]	2017[3]
NovoSeven®	Expired[4]	Expired[4]	Expired[4]	Expired[4]
NovoEight®	N/A[5]	N/A[5]	N/A[5]	N/A[5]
NovoThirteen® (TRETTEN®)	2021[6]	Expired[9]	N/A[9]	N/A[9]
Vagifem® 10 mcg	2022[7,8]	2021[7]	N/A	2021[7]

1. Formulation patent until 2017. It has been revoked in China, but the decision has been appealed.
2. Current estimate.
3. Formulation patent providing exclusivity to the composition of excipients used in the drug products.
4. Room temperature-stable formulation patent until 2024.
5. Process patents until 2028 in China, Germany and Japan and until 2030 in the US.
6. Data protection runs until 2025.
7. Patent covers low-dose treatment regimen.
8. Validity of the US patent is challenged in litigation.
9. Formulation patent expiring in 2016.

SECTION 3 EMPLOYEES

3.1 EMPLOYEES

Accounting policies

The number of employees is recorded as all employees except externals, employees on unpaid leave, interns, bachelor and master thesis employees, and substitutes at year-end.

The rate of turnover is measured as the number of employees, excluding temporary employees, who left the Group during the financial year compared with the average number of employees, excluding temporary employees.

Diverse senior management teams is measured as the percentage of teams that are diverse in terms of both gender and nationality. A senior management team includes all managers and executive assistants reporting directly to an executive vice president/senior vice president.

EMPLOYEES	2014	2013	2012
North America	6,465	6,162	5,758
Europe	22,136	20,286	18,715
– of which in Denmark	*17,664*	*16,027*	*14,792*
International Operations	6,666	6,054	5,143
Japan & Korea	1,086	1,084	1,071
Region China	5,097	4,850	4,044
Total employees	**41,450**	38,436	34,731
Employees (FTEs)	40,957	37,978	34,286
Employee turnover	**9.0%**	8.1%	9.1%
Increase in employees	8%	11%	6%

The growth in headcount is in line with expectations and is primarily driven by expansion of International Operations and in the research & development and production organisations, primarily in Denmark. Employee turnover increased slightly overall.

Diversity in the company's senior management teams increased from 70% (23 of 33 teams) in 2013 to 76% (25 of 33 teams), and 32 of the teams were diverse in terms of gender by the end of 2014. Among employees as a whole, the gender split was approximately 50/50 in 2014, which is the same as in 2013.

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3.2 FREQUENCY OF OCCUPATIONAL ACCIDENTS

Accounting policies

The frequency of occupational accidents with absence is measured as the internally reported number of accidents for all employees, excluding externals, employees on unpaid leave, interns, bachelor and master thesis employees, and substitutes, per million nominal working hours. An occupational accident with absence is any work-related accident causing at least one day of absence in addition to the day of the accident.

Development

In 2014, as in 2013, there were no work-related fatalities. The number of occupational accidents with absence decreased by 2% compared with 2013 despite company growth, and the frequency of occupational accidents decreased from 3.5 per million working hours in 2013 to 3.2 per million working hours in 2014. The improved performance is attributed to the continued focus on health and safety and implementation of uniform procedures.

SECTION 4 ASSURANCE

4.1 FULFILMENT OF ACTION POINTS FROM FACILITATIONS OF THE NOVO NORDISK WAY

Accounting policies

Facilitation is the internal audit process for assessing compliance with the Novo Nordisk Way. The assessment is based on review of documentation followed by an on-site visit where randomly selected employees and management are interviewed. Any gaps between the Novo Nordisk Way and performance of the processes are identified and presented to management as findings. The facilitator and management agree upon an action plan to close the findings. The percentage of fulfilment of action points arising from facilitations of the Novo Nordisk Way is measured as an average of timely closure of action points issued in the current year and the two previous years. The reason for using a three-year average as the basis for the calculation is that action lead times typically vary from a couple of months to more than a year.

FACILITATIONS AND FINDINGS	2014	2013	2012
Fulfilment of action points from facilitations of the Novo Nordisk Way	95%	96%	94%
Facilitations	69	75	61
Findings	213	178	166

A total of 69 units were facilitated covering approximately 16,500 employees of which 16% were interviewed. Overall, the facilitations in 2014 show a 'high level' of compliance with the Novo Nordisk Way. Corrective actions and corresponding deadlines have been agreed with local management for all findings. The main areas of improvement identified concerned Essential 7 ('personal performance and development'), Essential 8 ('healthy and engaging working environment') and Essential 9 ('we strive for simplicity'). The Essentials, of which there are ten, are the basis for the implementation of the Novo Nordisk Way.

4.2 SUPPLIER AUDITS

Accounting policies

The number of supplier audits concluded by Novo Nordisk's Supplier Audit department includes the number of responsible sourcing audits and quality audits conducted in the areas of direct and indirect spend on materials.

BY TYPE OF AUDIT	2014	2013	2012
Responsible sourcing audits	25	25	45
Quality audits	199	196	174
Total supplier audits	224	221	219

The level of audits concluded in 2014 was stable compared with 2013. No critical findings were identified in 2014.

4.3 PRODUCT RECALLS

Accounting policies

The number of product recalls is recorded as the number of times Novo Nordisk has instituted a recall and includes recalls in connection with clinical trials. A recall can affect various countries but only counts as one recall.

Development

In 2014, Novo Nordisk had two instances of product recalls compared with six in 2013. One recall was due to inappropriate product storage in the external distribution chain. The other was due to a packaging issue. Local health authorities were informed in both instances to ensure that distributors, pharmacies, doctors and patients received appropriate information.

4.4 WARNING LETTERS AND RE-INSPECTIONS

Accounting policies

The number of Warning Letters is measured as the number of Warning Letters received from the US Food & Drug Administration (FDA).

The number of re-inspections is measured as the number of re-inspections at Novo Nordisk sites performed by an ISO-certifying body, FDA, EMA or PMDA in connection with GxP-regulated and ISO-certified areas with global reach and high business impact.

The number of inspections is measured as the total number of authority inspections at Novo Nordisk sites as well as at clinics/hospitals performing clinical studies for Novo Nordisk.

Development

In 2014 no Warning Letters were issued to Novo Nordisk and no re-inspections were conducted.

In 2014, 59 inspections were conducted by an ISO-certifying body, FDA, EMA or PMDA in connection with GxP-regulated and ISO-certified areas. 32 inspections were passed and for the remaining 27 inspections, the final inspection reports had not been received at year-end or the final authority acceptance was pending. In all, 53 inspections were conducted by other authorities, bringing the total number of inspections to 112 in 2014, compared with 84 in 2013.

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# STATEMENT OF ENVIRONMENTAL PERFORMANCE
FOR THE YEAR ENDED 31 DECEMBER

| | Note | 2014 | 2013 | 2012 |
|---|---|---|---|---|
| **RESOURCES** | | | | |
| Energy consumption (1,000 GJ) | 2.1 | 2,556 | 2,572 | 2,433 |
| Water consumption (1,000 m³) | 2.2 | 2,959 | 2,685 | 2,475 |
| **EMISSIONS, ORGANIC RESIDUES AND WASTE** | | | | |
| $CO_2$ emissions from energy consumption (1,000 tons) | 3.1 | 120 | 125 | 122 |
| $CO_2$ emissions from refrigerants (1,000 tons) | 3.1 | 1 | 1 | 2 |
| $CO_2$ emissions from transport (1,000 tons) | 3.1 | 57 | 59 | 55 |
| Organic residues (tons) | 3.2 | 110,095 | 110,228 | 99,209 |
| Waste (tons) | 3.3 | 30,720 | 20,387 | 19,213 |
| Non-hazardous waste (ratio) | 3.3 | 50% | 63% | 61% |
| Breaches of regulatory limit values | 3.4 | 9 | 14 | 27 |

# NOTES

## RESOURCES, EMISSIONS, ORGANIC RESIDUES AND WASTE

In the Consolidated environmental statement, Novo Nordisk reports on performance in terms of inputs of resources and outputs in the form of emissions, organic residues and waste. Progress is reported against the long-term targets to continuously reduce environmental impacts.

To support the three long-term targets, the environmental statement contains additional performance information of strategic importance such as organic residue, waste and breaches of regulatory limit values.

### Challenges in decoupling water consumption from sales

Decoupling energy and water consumption from sales is a priority and water remains a challenge. Novo Nordisk has strict requirements regarding the quality of water used in production, and as a result water usage is relatively high. Coupled with production increases, water consumption rose by 10% in 2014. There is particular focus on water stewardship at the production plant in Kalundborg, where 56% of the water is consumed, as well as at the production plants in Montes Claros, Brazil, and Tianjin, China, where water is scarce.

**DEVELOPMENT IN ENERGY AND WATER CONSUMPTION VERSUS SALES**


Energy
Water
Sales in local currencies
%
15
12
9
6
3
0
2013
2014

### $CO_2$ emission target reached

By the end of 2014, $CO_2$ emissions from energy consumption amounted to 120,000 tons of $CO_2$, a reduction of 5,000 tons compared with 2013, or 4%. This improvement is largely attributed to reduced energy consumption globally and conversion to less $CO_2$-intensive energy supply at one of the filling plants.

As a result, the target to reduce $CO_2$ emissions by 10% compared with 2004 was reached with a substantial margin.

**5,000** TONS REDUCTION OF $CO_2$ EMISSIONS FROM ENERGY CONSUMPTION (–4%)

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Supplementary information CONSOLIDATED ENVIRONMENTAL STATEMENT | 103

SECTION 1
BASIS OF PREPARATION

General reporting standards and principles

The Consolidated environmental statement is prepared in accordance with the same standards as those for the Consolidated social statement. Read more in section 1 'Basis of preparation', of the Consolidated social statement on p 97.

Principles of consolidation

The Consolidated environmental statement covers the production sites including office buildings, except for CO_2 emissions from transport, which covers forwarders used to distribute Novo Nordisk products.

Environmental accounting policies

The accounting policies set out below have been consistently applied in preparation of the Consolidated environmental statement for all the years presented except 'Waste', for which please refer to the information below.

New disclosure

'Organic residues' has been added as a separate disclosure. It was previously included in the waste volume, but since organic residues are considered valuable by-products, it is now reported separately. The accounting policy and data reported as waste have been adjusted accordingly.

Disclosures taken out

The following disclosures have been taken out to align with Management priorities:

- 'Wastewater' has been taken out as it is not used as Management information.
- 'Chemical oxygen demand (COD)' has been taken out as it is not used as Management information.

SECTION 2
RESOURCES

2.1 ENERGY CONSUMPTION

Accounting policies

Energy consumption is measured as both direct supply of energy (internally produced energy), which is energy Novo Nordisk produces from mainly natural gas and wood, and indirect supply of external energy (externally produced energy), which is electricity, steam and district heat. The consumption of fuel (internally produced energy) and externally produced energy is based on meter readings and invoices.

ENERGY CONSUMPTION IN 1,000 GJ	2014	2013	2012
Diabetes care	1,816	1,762	1,680
Biopharmaceuticals	316	362	316
Not allocated[1]	424	448	437
Total energy consumption	2,556	2,572	2,433

1. Not allocated consists of consumption that cannot be directly linked to the production of either diabetes care or biopharmaceuticals, ie office buildings and research activities.

In 2014, energy consumption decreased by 1%, compared with 2013 despite increased production within diabetes care and biopharmaceuticals to meet market demands. Process optimisations, optimised utility supply and weather fluctuations explain the decrease.

2.2 WATER CONSUMPTION

Accounting policies

Water consumption is measured based on meter readings and invoices. It includes drinking water, industrial water and steam.

WATER CONSUMPTION IN 1,000 M^3	2014	2013	2012
Diabetes care	2,568	2,261	2,156
Biopharmaceuticals	209	244	201
Not allocated[1]	182	180	118
Total water consumption	2,959	2,685	2,475

1. Not allocated consists of consumption that cannot be directly linked to the production of either diabetes care or biopharmaceuticals, ie office buildings and research activities.

In 2014, water consumption increased by 10% compared with 2013. This development reflects the increased production volume, as well as raised internal requirements regarding the quality of water used in production. 70% of the water is used at production sites located in water-scarce regions in Brazil, China and Denmark. These sites have particular focus on water stewardship.

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SECTION 3
EMISSIONS, ORGANIC RESIDUES AND WASTE

3.1 CO_2 EMISSIONS

Accounting policies

CO_2 emissions from energy consumption
The amount of CO_2 emissions from energy consumption covers consumption related to production measured in metric tons. CO_2 emissions from energy consumption is calculated according to the Greenhouse Gas (GHG) Protocol and based on emission factors from the previous year.

CO_2 emissions from refrigerants
CO_2 emissions from refrigerants is calculated by converting to metric tons using standard factors. The calculations are based on GWP100 factors as specified in the GHG Protocol guidelines.

CO_2 emissions from transport (product distribution)
CO_2 emissions from product distribution is calculated by external transportation suppliers as the estimated emissions from product distribution in metric tons. It is calculated as the worldwide distribution of semi-finished and finished products, raw materials and components by air, sea and road between production sites and from production sites to affiliates, direct customers and importing distributors. CO_2 emissions from product distribution from affiliates to pharmacies, hospitals and wholesalers are not included.

CO_2 EMISSIONS IN 1,000 TONS	2014	2013	2012
– Diabetes care	94	96	95
– Biopharmaceuticals	10	11	9
– Not allocated[1]	16	18	18
CO_2 emissions from energy consumption	120	125	122
CO_2 emissions from refrigerants	1	1	2
CO_2 emissions from transport	57	59	55
Total CO_2 emissions	178	185	179

1. Not allocated consists of consumption that cannot be directly linked to the production of either diabetes care or biopharmaceuticals, ie office buildings and research activities.

CO_2 emissions from energy consumption decreased by 4% in 2014 compared with an increase of 2% in 2013. The decrease in CO_2 is a result of decreasing energy consumption overall and one of the filling plants having changed to a supplier with less CO_2 intensive power production.

The emission from refrigerants is as expected due to leaks and evaporation from cooling systems.

CO_2 emissions from transport (product distribution) decreased slightly despite increased distribution volumes. The decrease is due to increased distribution via sea freight, which accounted for 72% of selected freight routes where sea freight is possible (for selected products where Novo Nordisk can meet requirements within packaging and is able to fulfil product temperature requirements during transport). Distributing as many products as possible by sea is a priority for Novo Nordisk, as it reduces both CO_2 emissions and costs.

3.2 ORGANIC RESIDUES

Accounting policies

Organic residues, consisting of biomass and ethanol, from the production of the active ingredients are used for recycling. The biomass is measured in m^3 and converted to tons. The amount of ethanol is calculated based on volume and concentration and then converted to tons. The residues are primarily used in biogas plants where energy is recovered. Approximately 39% of the organic residues are treated at facilities in Novozymes before ending up in NovoGro®30. The biomass and NovoGro®30 are used as fertilizers on local farmland.

ORGANIC RESIDUES (TONS)	2014	2013	2012
Biomass	101,729	104,324	93,813
Ethanol	8,366	5,904	5,396
Total organic residues	110,095	110,228	99,209

Biomass decreased by 2% in 2014 compared with 2013 due to a change in the product mix produced, while ethanol waste increased by 42% mainly due to extraordinary challenges with regeneration of used ethanol in diabetes care production.

3.3 WASTE

Accounting policies

Waste is measured as the sum of non-hazardous and hazardous waste disposed of based on weight receipts.

Non-hazardous waste is calculated as a percentage of the total amount of waste disposed of.

TONS OF WASTE	2014	2013	2012
Non-hazardous waste	15,492	12,813	11,744
Hazardous waste	15,228	7,574	7,469
Total waste	30,720	20,387	19,213
Non-hazardous waste (ratio)	50%	63%	61%

WASTE TREATMENT	2014	2013	2012
Recycling	26%	28%	31%
Incineration with energy recovery	30%	42%	36%
Incineration without energy recovery	5%	3%	3%
Special treatment[1]	36%	22%	24%
Landfilling	3%	5%	6%
Total waste treatment	100%	100%	100%

1. Waste handled by companies specialised in chemical waste disposal. In 2014, 40% was wastewater requiring special treatment and 33% was ethanol not suitable for recycling.

Waste increased by 51% from 2013 to 2014 primarily due to a change in the disposal method of water waste, which was previously treated at wastewater treatment plants but is now disposed of as hazardous waste and treated in incineration plants. In addition, the amount of non-recyclable ethanol waste increased due to extraordinary challenges with regeneration of used ethanol in diabetes care production.

The increase in non-hazardous waste was mainly due to increased disposal of paper and cardboard as well as other wastes for recycling and mixed waste for incineration.

3.4 BREACHES OF REGULATORY LIMIT VALUES

Accounting policies

Breaches of regulatory limit values covers all breaches reported to the environmental authorities.

Development
Breaches of regulatory limit values decreased by 36% in 2014 to nine breaches compared with 14 breaches in 2013. All breaches are minor violations related to wastewater with no significant impact on the environment.

NOVO NORDISK ANNUAL REPORT 2014

FINANCIAL STATEMENTS OF THE PARENT COMPANY | 105

FINANCIAL STATEMENTS OF THE PARENT COMPANY 2014

The following pages encompass the financial statements of the parent company being the legal entity Novo Nordisk A/S. Apart from ownership of the subsidiaries in the Novo Nordisk Group, the activity within the parent company mainly comprises sales, research and development, production, corporate activities and support functions.

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER

DKK million	Note	2014	2013
Sales	2	55,739	49,500
Cost of goods sold	3	12,260	11,711
Gross profit		43,479	37,789
Sales and distribution costs	3	10,715	10,483
Research and development costs	3	11,737	9,903
Administrative costs	3	1,627	1,560
Other operating income, net		932	832
Operating profit		20,332	16,675
Profit in subsidiaries, net of tax	10	10,963	12,134
Financial income	4	160	1,573
Financial expenses	4	788	394
Profit before income taxes		30,667	29,988
Income taxes	5	4,254	4,798
Net profit for the year		**26,413**	25,190
Proposed appropriation of net profit:			
Dividends		12,905	11,866
Net revaluation reserve according to the equity method		(1,856)	2,255
Retained earnings		15,364	11,069
		26,413	25,190

BALANCE SHEET

AT 31 DECEMBER

DKK million	Note	2014	2013
ASSETS			
Intangible assets	7	1,124	1,299
Property, plant and equipment	8	15,686	15,221
Financial assets	10	18,939	19,848
Total non-current assets		**35,749**	36,368
Raw materials		1,327	1,279
Work in progress		5,828	4,894
Finished goods		1,254	1,220
Inventories		8,409	7,393
Trade receivables		1,950	1,490
Amounts owed by affiliates		10,272	9,332
Tax receivables		3,053	3,021
Other receivables		780	794
Receivables		16,055	14,637
Deferred income tax assets	6	1,484	–
Marketable securities		1,505	3,739
Derivative financial instruments		30	1,521
Cash at bank and on hand		13,268	9,605
Total current assets		**40,751**	36,895
Total assets		**76,500**	73,263
EQUITY AND LIABILITIES			
Share capital		530	550
Net revaluation reserve according to the equity method		8,696	10,591
Retained earnings		31,068	31,428
Total equity	9	**40,294**	42,569
Deferred income tax liabilities	6	–	171
Other provisions	11	565	776
Total provisions		**565**	947
Current debt		462	1
Derivative financial instruments		2,607	–
Trade payables		2,231	1,901
Amounts owed to affiliates		25,404	23,724
Tax payable		186	183
Other liabilities		4,751	3,938
Current liabilities		**35,641**	29,747
Total liabilities		**35,641**	29,747
Total equity and liabilities		**76,500**	73,263

NOVO NORDISK ANNUAL REPORT 2014

106 | FINANCIAL STATEMENTS OF THE PARENT COMPANY

NOTES

1 ACCOUNTING POLICIES

The financial statements of the parent company have been prepared in accordance with the Danish Financial Statements Act (Class D) and other accounting regulations for companies listed on NASDAQ OMX Copenhagen.

The accounting policies for the financial statements of the parent company are unchanged from the last financial year and are the same as for the Consolidated financial statements with the following additions. For a description of the accounting policies of the Group, please refer to the Consolidated financial statements, pp 61–62.

No separate statement of cash flows has been prepared for the parent company; please refer to the Statement of cash flows for the Group on p 58.

Supplementary accounting policies for the parent company

Financial assets

In the financial statements of the parent company, investments in subsidiaries are recorded under the equity method, which is at the respective share of the net asset values in subsidiaries. Net profit of subsidiaries less unrealised intra-Group profits is recorded in the Income statement of the parent company.

To the extent it exceeds declared dividends from such companies, net revaluation of investments in subsidiaries is transferred to Net revaluation reserve under Equity according to the equity method. Profits in subsidiaries are disclosed as profit after tax.

Fair value adjustments of financial assets categorised as 'Available for sale' in the parent company are recognised in the Income statement.

Tax

For Danish tax purposes, the parent company is assessed jointly with its Danish subsidiaries. The Danish jointly taxed companies are included in a Danish on-account tax payment scheme for Danish corporate income tax. All current taxes under the scheme are recorded in the individual companies. Novo Nordisk A/S and its Danish subsidiaries are included in the joint taxation of the parent company, Novo A/S.

2 SALES

DKK million	2014	2013
Sales by business segment		
Diabetes care	55,476	49,275
Biopharmaceuticals	263	225
Total sales	**55,739**	49,500
Sales by geographical segment		
North America	23,961	20,829
Europe	13,764	12,978
International Operations	8,985	8,370
Japan & Korea	2,472	2,377
Region China	6,557	4,946
Total sales	**55,739**	49,500

Sales are attributed to geographical segment based on location of the customer. For definitions of segments, please refer to note 2.2 to the Consolidated financial statements.

3 EMPLOYEE COSTS

DKK million	2014	2013
Wages and salaries	9,080	7,792
Share-based payment costs	172	174
Pensions	829	727
Other social security contributions	219	192
Other employee costs	313	300
Total employee costs	**10,613**	9,185
Change in employee costs included in inventories	157	37

For information regarding remuneration to the Board of Directors and Executive Management, please refer to 'Remuneration' on pp 49–51 and note 2.4 to the Consolidated financial statements.

	2014	2013
Average number of full-time employees in Novo Nordisk A/S	**14,821**	12,849

4 FINANCIAL INCOME AND FINANCIAL EXPENSES

DKK million	2014	2013
Interest income relating to subsidiaries	64	42
Other financial income	96	1,531
Total financial income	**160**	1,573
Interest expenses relating to subsidiaries	18	25
Foreign exchange loss (net)	540	308
Other financial expenses	230	61
Total financial expenses	**788**	394

5 INCOME TAXES

Uncertain tax positions are presented individually as part of Tax receivables/Tax payables.

Novo Nordisk A/S and its Danish subsidiaries' tax contribution to the joint taxation in 2014 amounts to DKK 5,082 million (DKK 4,251 million in 2013). In 2014, Novo Nordisk A/S paid income taxes of DKK 5,520 million related to the current year (DKK 4,753 million in 2013) and received DKK 603 million in taxes regarding prior years (paid DKK 2,550 million in 2013). Furthermore, DKK 19 million has been paid in income taxes by Danish subsidiaries (a payment of DKK 60 million in 2013).

6 DEFERRED INCOME TAX ASSETS/(LIABILITIES)

DKK million	2014	2013
The deferred tax assets/liabilities are allocated to the various balance sheet items as follows:		
Property, plant and equipment	(690)	(776)
Indirect production costs	(1,007)	(876)
Unrealised internal profit	2,760	2,024
Other	421	(543)
Total income tax assets/(liabilities)	**1,484**	(171)

The Danish corporate tax rate was 24.5% in 2014. Deferred tax has been calculated based on expected realisation, reflecting the reduction in the Danish corporate tax rate (down to 22% in 2016). The effect of the change DKK 119 million (DKK 109 million in 2013) is included in the total deferred income tax.

NOVO NORDISK ANNUAL REPORT 2014

FINANCIAL STATEMENTS OF THE PARENT COMPANY | 107

7 INTANGIBLE ASSETS

DKK million	2014	2013
Cost at the beginning of the year	2,351	1,991
Additions during the year	317	360
Disposals during the year	(463)	–
Cost at the end of the year	2,205	2,351
Amortisation at the beginning of the year	1,052	838
Amortisation during the year	98	101
Impairment losses for the year	394	113
Amortisation and impairment losses reversed on disposals during the year	(463)	–
Amortisation at the end of the year	1,081	1,052
Carrying amount at the end of the year	1,124	1,299

Intangible assets primarily relate to patents and licences, internally developed software and costs related to major IT projects.

8 PROPERTY, PLANT AND EQUIPMENT

DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	2014	2013
Cost at the beginning of the year	11,661	15,458	1,974	3,571	32,664	31,071
Additions during the year	156	253	148	1,990	2,547	2,384
Disposals during the year	(329)	(243)	(68)	–	(640)	(791)
Transfer from/(to) other items	863	625	161	(1,649)	–	–
Cost at the end of the year	12,351	16,093	2,215	3,912	34,571	32,664
Depreciation and impairment losses at the beginning of the year	4,813	11,250	1,380	–	17,443	16,443
Depreciation for the year	632	1,054	161		1,847	1,738
Impairment losses for the year	27	2	55		84	31
Depreciation reversed on disposals during the year	(237)	(187)	(65)		(489)	(769)
Depreciation and impairment losses at the end of the year	5,235	12,119	1,531	–	18,885	17,443
Carrying amount at the end of the year	7,116	3,974	684	3,912	15,686	15,221

9 STATEMENT OF CHANGES IN EQUITY

DKK million	Share capital	Net revaluation reserve	Retained earnings	2014	2013
Balance at the beginning of the year	550	10,591	31,428	42,569	40,632
Appropriated from Net profit for the year			15,364	15,364	11,069
Proposed dividends			12,905	12,905	11,866
Appropriated from Net profit for the year to Net revaluation reserve		(1,856)		(1,856)	2,255
Effect of hedged forecast transactions transferred to the Income statement			(1,201)	(1,201)	(832)
Fair value adjustments of cash flow hedges for the year			(2,162)	(2,162)	1,205
Dividends paid			(11,866)	(11,866)	(9,715)
Share-based payments (note 3)			172	172	174
Tax credit related to share option scheme			54	54	57
Purchase of treasury shares			(14,728)	(14,728)	(13,989)
Sale of treasury shares			61	61	65
Reduction of the B share capital	(20)		20	0	0
Exchange rate adjustments of investments in subsidiaries		(39)	4	(35)	(454)
Other adjustments			1,017	1,017	236
Balance at the end of the year	530	8,696	31,068	40,294	42,569

Please refer to note 4.1 to the Consolidated financial statements regarding average number of shares, treasury shares and total number of A and B shares in Novo Nordisk A/S.

NOVO NORDISK ANNUAL REPORT 2014

108 | FINANCIAL STATEMENTS OF THE PARENT COMPANY

10 FINANCIAL ASSETS

DKK million	Investments in subsidiaries	Amounts owed by affiliates	Other securities and investments	2014	2013
Cost at the beginning of the year	8,879	210	514	9,603	9,713
Investments during the year	101	960	78	1,139	530
Divestments during the year	(244)	(31)	(110)	(385)	(640)
Cost at the end of the year	8,736	1,139	482	10,357	9,603
Value adjustments at the beginning of the year	26,346	(4)	(342)	26,000	19,667
Profit/(loss) before tax	17,077			17,077	15,533
Income taxes on profit for the year	(3,339)			(3,339)	(2,564)
Reclassification to unrealised internal profit				–	4,219
Amortisation and impairment			(3)	(3)	(26)
Reclassification effect of uncertain tax positions				–	637
Dividends received	(11,154)			(11,154)	(10,423)
Divestments during the year	(628)		77	(551)	107
Effect of exchange rate adjustment	674	8	150	832	(1,020)
Other adjustments	(335)			(335)	(130)
Value adjustments at the end of the year	28,641	4	(118)	28,527	26,000
Unrealised internal profit at the beginning of the year	(15,755)			(15,755)	(11,334)
Change for the year – charged to Income statement	(2,775)			(2,775)	(835)
Change for the year – charged to Equity	(706)			(706)	(37)
Reclassification to value adjustment				–	(4,219)
Effect of exchange rate adjustment	(709)			(709)	670
Unrealised internal profit at the end of the year	(19,945)	–	–	(19,945)	(15,755)
Carrying amount at the end of the year	17,432	1,143	364	18,939	19,848

Carrying amount of investments in subsidiaries does not include capitalised goodwill at the end of the year. A list of companies in the Novo Nordisk Group is found in note 5.7 to the Consolidated financial statements.

11 OTHER PROVISIONS

DKK million	2014	2013
Non-current	565	776
Current	332	–
Total other provisions	**897**	776

Provisions for pending litigations are recognised as Other provisions. Furthermore, as part of normal business Novo Nordisk issues credit notes for expired goods. Consequently, a provision for future returns is made, based on historical product return statistics.

For information on pending litigations, please refer to note 3.7 to the Consolidated financial statements.

12 RELATED PARTY TRANSACTIONS

For information on transactions with related parties, please refer to note 5.5 to the Consolidated financial statements.

13 COMMITMENTS AND CONTINGENCIES

DKK million	2014	2013
Commitments		
Lease commitments	1,525	1,664
Contractual obligations relating to investments in property, plant and equipment	244	404
Guarantees given for subsidiaries	4,529	4,390
Obligations relating to research and development projects	3,691	5,276
Other guarantees and commitments	3,879	1,677
Lease commitments expiring within the following periods from the balance sheet date		
Within one year	217	201
Between one and five years	681	659
After five years	627	804
Total lease commitments	**1,525**	1,664
The lease costs for 2014 and 2013 were DKK 285 million and DKK 315 million respectively.		
Security for debt		
Land, buildings and equipment etc at carrying amount	80	90

Novo Nordisk A/S and its Danish subsidiaries are jointly taxed with the Danish companies in the Novo A/S Group. The joint taxation also covers witholding taxes in the form of dividend tax, royalty tax and interest tax. The Danish companies are jointly and individually liable for the joint taxation. Any subsequent adjustments to income taxes and withholding taxes may lead to a larger liability. The tax for the individual companies is allocated in full on the basis of the expected taxable income.

For information on pending litigation and other contingencies, please refer to notes 3.6 and 5.4 to the Consolidated financial statements.

NOVO NORDISK ANNUAL REPORT 2014

Management statement CONSOLIDATED FINANCIAL STATEMENTS | 109

STATEMENT BY THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT ON THE ANNUAL REPORT

Today, the Board of Directors and Executive Management approved the Annual Report of Novo Nordisk A/S for the year 2014.

The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and International Financial Reporting Standards as endorsed by the EU. The Financial statements of the parent company, Novo Nordisk A/S, have been prepared in accordance with the Danish Financial Statements Act.

Further, the Consolidated financial statements, the Financial statements of the parent company and Management's Review have been prepared in accordance with additional Danish disclosure requirements for listed companies.

In our opinion, the Consolidated financial statements and the Financial statements of the parent company give a true and fair view of the financial position at 31 December 2014, the results of the Group's and parent company's operations, and consolidated cash flows for the financial year 2014. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the year, and of the financial position of the Group and the parent company as well as a description of the most significant risks and elements of uncertainty facing the Group and the parent company.

Novo Nordisk's Consolidated social and environmental statements have been prepared in accordance with the reporting principles of materiality, inclusivity and responsiveness of AA1000APS(2008). They give a balanced and reasonable presentation of the organisation's social and environmental performance.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Bagsværd, 29 January 2015

Executive Management

Lars Rebien Sørensen
CEO

Kåre Schultz
President and COO

Jesper Brandgaard
CFO

Lars Fruergaard Jørgensen

Mads Krogsgaard Thomsen

Jakob Riis

Board of Directors

Göran Ando
Chairman

Jeppe Christiansen
Vice chairman

Bruno Angelici

Liz Hewitt
Audit Committee member

Liselotte Hyveled

Thomas Paul Koestler

Anne Marie Kverneland

Helge Lund
Audit Committee member

Søren Thuesen Pedersen

Hannu Ryöppönen
Chairman of
the Audit Committee

Stig Strøbæk
Audit Committee member

NOVO NORDISK ANNUAL REPORT 2014

110 | INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORTS

To the Shareholders of Novo Nordisk A/S

Report on Consolidated financial statements and Financial statements of the Parent Company

We have audited the Consolidated financial statements and the Financial statements of Novo Nordisk A/S for the financial year 2014, pp 55–94 and pp 105–108, which comprise Income Statement, Balance Sheet, Statement of Changes in Equity and Notes including accounting policies for the Group as well as for the Parent Company and Statement of Comprehensive Income and Cash Flow Statement for the Group.

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and International Financial Reporting Standards as endorsed by the EU. The Financial statements of the Parent Company are prepared in accordance with the Danish Financial Statements Act. Moreover, both the Consolidated financial statements and the Financial statements of the Parent Company are prepared in accordance with additional Danish disclosure requirements for listed companies.

Management's Responsibility for the Consolidated financial statements and the Financial statements of the Parent Company

The Management is responsible for the preparation of the Consolidated financial statements and the Financial statements of the Parent Company that give a true and fair view in accordance with the above legislation and accounting standards, and for such internal control as Management determines is necessary to enable preparation of Consolidated financial statements and Financial statements of the Parent Company that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Consolidated financial statements and the Financial statements of the Parent Company based on our audit. We conducted our audit in accordance with International standards on Auditing and additional requirements under Danish Audit regulation. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated financial statements and the Financial statements of the Parent Company are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated financial statements and the Financial statements of the Parent Company. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the Consolidated financial statements and the Financial statements of the Parent Company, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of Consolidated financial statements and Financial statements of the Parent Company that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management, as well as evaluating the overall presentation of the Consolidated financial statements and the Financial statements of the Parent Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Consolidated financial statements give a true and fair view of the financial position at 31 December 2014 of the Group and of the results of the Group's operations and consolidated cash flows for the financial year 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and International Financial Reporting Standards as endorsed by the EU and additional Danish disclosure requirements for listed companies. Moreover, in our opinion the Financial statements of the Parent Company give a true and fair view of the financial position at 31 December 2014 and of the results of the Parent Company's operations for the financial year 2014 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for listed companies.

Statement on Management's Review

We have read Management's Review, pp 1–54 and p 95 in accordance with the Danish Financial Statements Act.

On this basis, it is our opinion that the information provided in the Management's Review is consistent with the Consolidated financial statements and the Financial statements of the Parent Company.

Bagsværd, 29 January 2015

PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab

Lars Holtug
State Authorised Public
Accountant

Torben Jensen
State Authorised Public
Accountant

NOVO NORDISK ANNUAL REPORT 2014

INDEPENDENT ASSURANCE REPORT | 111

INDEPENDENT ASSURANCE REPORT ON THE SOCIAL AND ENVIRONMENTAL REPORTING FOR 2014

To the Stakeholders of Novo Nordisk A/S

We have reviewed the Consolidated social and environmental information in the Annual Report of Novo Nordisk A/S for the financial year 2014, which comprises Management's Review and the Consolidated social and environmental statements on pp 1–54, 95 and 96–104.

The assurance engagement has furthermore covered the nature and extent of Novo Nordisk's incorporation of the AA1000 AccountAbility Principles Standard (AA1000APS (2008)) principles (inclusivity, materiality and responsiveness) with respect to stakeholder dialogue.

Criteria for the preparation of reporting on data

The Consolidated social and environmental information is prepared in accordance with the social accounting policies and environmental accounting policies described on pp 97–101 and 103–104.

Management's Responsibility

The Management is responsible for preparing the social and environmental information, including for establishing data collection and registration, internal control systems with a view to ensuring reliable information, specifying acceptable reporting criteria and choosing data to be collected for intended users of the report. Also, adherence to AA1000APS (2008) i.e. the three principles of inclusivity, materiality and responsiveness is the responsibility of Management.

Assurance provider's Responsibility

Our responsibility is, on the basis of our work, to express a conclusion on the reliability of the Consolidated social and environmental information in the Annual Report. Furthermore, our responsibility is, by applying the AA1000 Assurance Standard (AA1000AS (2008)), to express a conclusion on as well as to make recommendations for the nature and extent of Novo Nordisk's adherence to the AA1000APS (2008) principles.

Our team has competences in respect of assurance engagements related to Consolidated social and environmental information. In addition, our team has competences in assessing social and environmental information and sustainability management, and thus qualifies to conduct this independent assurance engagement. During 2014 we have not performed any tasks or services to Novo Nordisk or other clients that would conflict with our independence, nor have we been responsible for the preparation of any part of the report, and therefore qualify as independent as defined by in AA1000AS (2008).

Scope, standards and criteria used

We have planned and performed our work in accordance with the International Standard on Assurance Engagements (ISAE) 3000, 'Assurance Engagements other than Audits or Reviews of Historical Financial Information', to obtain limited assurance that the Consolidated social and environmental information in the Annual Report is free of material misstatements and that the information has been presented in accordance with the social accounting policies and environmental accounting policies here for. The assurance obtained is limited, as our work compared to that of an engagement with reasonable assurance has been limited to, principally, inquiries, interviews and analytical procedures related to registration and communication systems, data and underlying documentation.

Moreover, we have planned and performed our work based on the AA1000AS (2008), using the criteria in the AA1000APS (2008), to perform a Type 2 engagement and to obtain a moderate level of assurance regarding the nature and extent of Novo Nordisk's adherence to the principles of inclusivity, materiality and responsiveness.

Methodology, approach, limitation and scope of work

Based on an assessment of materiality and risk, our work included:
(i) Inquiries regarding procedures and methods to ensure that social and environmental information include data from the Group's affiliates, and that these data have been incorporated in compliance with the social accounting policies and environmental accounting policies. Furthermore, based on our assessment of materiality and risk, we have selected and conducted interviews with data and reporting responsible personnel, and based on requests and selected documentation, we have assessed the existing systems for data collection and registration, and procedures to ensure reliable information;
(ii) Inquiries and interviews with members of the Executive Management, Corporate Stakeholder Engagement, Corporate Sustainability, Product Supply, as well as Management of affiliates in Russia, China, US and Turkey, regarding Novo Nordisk's commitment and adherence to the principles of inclusivity, materiality and responsiveness, the existence of systems and procedures to support integration of 'the Triple Bottom Line (TBL) business principle' in the business and in key decision making processes.

Conclusion

Based on our review, nothing has come to our attention which causes us not to believe that the Consolidated social and environmental information presented in the Annual Report of Novo Nordisk A/S for 2014 (on pp 1–54, 95 and 96–104) is free of material misstatements and has been stated in accordance with the social accounting policies and environmental accounting policies here for.

Furthermore, nothing has come to our attention causing us to believe that Novo Nordisk does not adhere to the AA1000APS (2008) principles.

Observations and recommendations

According to AA1000AS (2008), we are required to include observations and recommendations for improvements in relation to adherence to the AA1000APS (2008) principles:

Regarding inclusivity
Novo Nordisk continues to demonstrate a strong commitment to accountability with systems and processes in place to support stakeholder engagement around sustainability issues at corporate level. Stakeholder inclusivity is integrated across the business. Novo Nordisk has further developed its approach to stakeholder engagement at Group and Country level to support execution on business strategy. In 2014 key opinion leaders were invited to challenge and inform future strategic priorities.

We have no significant recommendations regarding inclusivity.

Regarding materiality
Novo Nordisk continues to discuss, evaluate and determine the materiality of sustainability issues on an ongoing basis through a number of relevant governance bodies and core business processes, involving senior management input from across the business. Embedding of the TBL principle is supported via guidance to line managers and anchored in Changing Diabetes programmes.

We have no significant recommendations regarding materiality.

Regarding responsiveness
Novo Nordisk's commitment to being responsive to stakeholder needs and concerns is evident from Senior Management's increasing engagement in dialogue, at both international and country level, on care and prevention of diabetes and other chronic diseases. At country level Changing Diabetes and the Rule of Halves inform Novo Nordisk's stakeholder engagements.

We have no significant recommendations regarding responsiveness.

Novo Nordisk continues to develop its sustainability strategy at global and country level. We recommend that Novo Nordisk continues to explore opportunities for Senior Management to engage with 'non-traditional' stakeholders and on new external platforms.

Bagsværd, 29 January 2015

PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab

Lars Holtug State Authorised Public Accountant	Torben Jensen State Authorised Public Accountant

NOVO NORDISK ANNUAL REPORT 2014

112 | ADDITIONAL INFORMATION

PRODUCT OVERVIEW

DIABETES CARE

NEW-GENERATION INSULINS
- Tresiba®, insulin degludec
- Ryzodeg®, insulin degludec/insulin aspart
- Xultophy®, insulin degludec/liraglutide

GLUCAGON-LIKE PEPTIDE-1
- Victoza®, liraglutide

MODERN INSULINS
- Levemir®, insulin detemir
- NovoRapid®, insulin aspart
- NovoRapid® PumpCart®, prefilled insulin pump cartridge
- NovoMix® 30, biphasic insulin aspart
- NovoMix® 50, biphasic insulin aspart
- NovoMix® 70, biphasic insulin aspart

HUMAN INSULINS
- Insulatard®, isophane (NPH) insulin
- Actrapid®, regular human insulin
- Mixtard® 30, biphasic human insulin
- Mixtard® 40, biphasic human insulin
- Mixtard® 50, biphasic human insulin

DIABETES DEVICES
- FlexTouch®, prefilled insulin delivery system
- FlexPen®, prefilled insulin delivery system
- NovoPen Echo®, durable insulin delivery system with memory function
- NovoPen® 5, durable insulin delivery system with memory function
- NovoPen® 4, durable insulin delivery system
- InnoLet®, prefilled insulin delivery system
- NovoFine® Plus, needle
- NovoFine® AutoCover®, needle
- NovoFine®, needle
- NovoTwist®, needle
- GlucaGen®, glucagon
- GlucaGen® Hypokit, glucagon

ORAL ANTIDIABETIC AGENTS
- NovoNorm®, repaglinide
- PrandiMet®, repaglinide/metformin

BIOPHARMACEUTICALS

HAEMOSTASIS
- NovoSeven®, recombinant factor VIIa, also available with prefilled syringe in an increasing number of countries
- NovoThirteen®, recombinant factor XIII
- NovoEight®, recombinant factor VIII

HUMAN GROWTH HORMONE
- Norditropin®, somatropin (rDNA origin)
- Norditropin® FlexPro®, prefilled multidose delivery system
- Norditropin® NordiFlex®, prefilled multidose delivery system
- NordiPen®, durable multidose delivery system
- NordiLet®, prefilled multidose delivery system
- PenMate®, automatic needle inserter (available for Norditropin® FlexPro®, NordiFlex® and SimpleXx®)

HORMONE REPLACEMENT THERAPY
- Vagifem®, estradiol hemihydrate
- Activelle®, estradiol/norethisterone acetate
- Estrofem®, estradiol
- Novofem®, estradiol/norethisterone acetate


Norditropin®
FlexPro®
Victoza®
TRESIBA®
FlexTouch®
100 units/ml
novo nordisk

A selection of Novo Nordisk injection devices. From the front: NovoPen® 5, Tresiba® FlexTouch®, Victoza® and Norditropin® FlexPro®.

ADDITIONAL INFORMATION | 113

# MORE INFORMATION

## FINANCIAL CALENDAR 2015

| | DIVIDEND | | | | ANNOUNCEMENT OF FINANCIAL RESULTS | | | |
|---|---|---|---|---|---|---|---|---|
| 19 March 2015 | 20 March 2015 | 23 March 2015 | 24 March 2015 | 31 March 2015 | 30 April 2015 | 6 August 2015 | 29 October 2015 | 3 February 2016 |
| Annual general meeting | Ex-dividend | Record date | Payment, B shares | Payment, ADRs | First three months | Half year | First nine months | Full year |

## NEWS AND UPDATES

### FOR MORE NEWS FROM NOVO NORDISK, VISIT

novonordisk.com/investors
novonordisk.com/press
novonordisk.com/sustainability

### FOLLOW NOVO NORDISK ON SOCIAL MEDIA

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## ADDITIONAL REPORTING

In addition to the Annual Report, Novo Nordisk provides disclosure in separate reports to satisfy specific legal requirements and stakeholder interests. Additional reports can be downloaded at novonordisk.com/annualreport.

### FORM 20-F

Annual reporting requirement by the US Securities and Exchange Commission (SEC) for foreign private issuers with equity shares listed on exchanges in the United States. Form 20-F is filed using a standardised reporting form so that investors can evaluate the company alongside US domestic equities.

### CORPORATE GOVERNANCE REPORT

Requirement according to the Danish Financial Statements Act. Reporting of compliance with Danish Corporate Governance Recommendations.

### UNITED NATIONS GLOBAL COMPACT

Voluntary Communication on Progress reporting in the form of the United Nations and its 10 principles in the areas of human rights, labour rights, environment and anti-corruption. As a LEAD member, Novo Nordisk provides additional progress reporting on corporate sustainability leadership and UN goals. This reporting also fulfils the requirements of the Danish Financial Statements Act, sections 99a and 99b, on policies and actions for corporate responsibility and progress against targets for diversity in management.

Design and production: ADtomic Communications. Accounts and notes: Team2Graphics. Printing: Bording PRO as, February 2015. Photography: Gerardo Larios, ADtomic Communications, Willi Hansen, NASA, Aliyar Rasti, George Doyle/Getty Images, Jesper Westley, Silvina Benedetto, Carl Larson, Michael Fortner, Christian Alsing, Kim Vadskær, Benjamin Benschneider, Nakean Wickliff, Rasmus Daniel Taun, Oleksiy Marks/Shutterstock, Jens Lindhe and Martin Juul.

References: 1. International Diabetes Federation. *IDF Diabetes Atlas*, 6th edn update, poster. International Diabetes Federation, 2014. 2. World Health Organization. Obesity and overweight. Fact sheet No 311. World Health Organization, January 2015. 3. World Federation of Haemophilia. About Bleeding Disorders, Haemophilia. World Federation of Haemophilia, May 2012. 4. Novo Nordisk. Internal data on file. 2014. 5. Hart JT. Rule of Halves: implications of increasing diagnosis and reducing dropout for future workload and prescribing costs in primary care. *Br J Gen Pract* 1992; 42(356):116–119, and Smith WCS, Lee AJ, Crombie IK, Tunstall-Pedoe H. Control of blood pressure in Scotland: the rule of halves. *BMJ* 1990; 300:981–983. 6. World Bank. Health expenditure per capita (current US$). 2014. 7. Kaiser Family Foundation. Health Insurance Coverage of the Total Population. 2014. 8. World Bank. Population, total. 2014. 9. WHO. Definition, diagnosis and classification of diabetes mellitus and its complications. Part 1: Diagnosis and classification of diabetes mellitus. World Health Organization, 1999. 10. Stratton IM, Adler AI, Neil HA, Matthews DR, Manley SE, Cull CA, Hadden D, Turner RC, Holman RR, for the United Kingdom Prospective Diabetes Study Group. Association of glycaemia with macrovascular and microvascular complications of type 2 diabetes (UKPDS 35): prospective observational study. *BMJ* 2000; 321(7258):405–412. 11. Shah CP & Chen C. Review of Therapeutic Advances in Diabetic Retinopathy. *Ther Adv Endocrinol Metab* 2011; 2(1):39–53. 12. International Diabetes Federation. *IDF Diabetes Atlas*, 6th edn update, PowerPoint. International Diabetes Federation, 2014. 13. Holman RR1, Thorne KI, Farmer AJ, Davies MJ, Keenan JF, Paul S, Levy JC, for the 4-T Study Group. Addition of biphasic, prandial, or basal insulin to oral therapy in type 2 diabetes. *N Engl J Med* 2007; 357(17):1716–1730. 14. Redondo MJ, Jeffrey J, Fain PR, Eisenbarth GS, Orban T. Concordance for islet autoimmunity among monozygotic twins. *N Engl J Med* 2008; 359(26):2849–2850. 15. Keenan HA1, Sun JK, Levine J, Doria A, Aiello LP, Eisenbarth G, Bonner-Weir S, King GL. Residual insulin production and pancreatic ß-cell turnover after 50 years of diabetes: Joslin Medalist Study. *Diabetes* 2010; 59(11):2846–2853. 16. United Nations, Department of Economic and Social Affairs, Population Division. *World Urbanization Prospects: The 2014 Revision, Highlights*. United Nations, 2014. 17. Mbanya JC, Motala AA, Sobngwi E, Assah FK, Enoru ST. Diabetes in sub-Saharan Africa. *Lancet* 2010; 375(9733):2254–2266. 18. National Institute of Public Health. *National Health and Nutrition Examination Survey*. National Institute of Public Health, 2012. Original title: *Encuesta Nacional de Salud y Nutrición*. 19. Dobbs R, Smit S, Remes J, Manyika J, Roxburgh C, Restrepo A. *Urban world: Mapping the economic power of cities*. McKinsey Global Institute, 2011. 20. Ogden CL, Carroll MD, Kit BK, Flegal KM. Prevalence of Childhood and Adult Obesity in the United States, 2011–2012. *JAMA* 2014; 311:806–814. 21. Cawley J, Meyerhoefer C, Biener A, Hammer M, Wintfeld N. Savings in Medical Expenditures Associated with Reductions in Body Mass Index Among US Adults with Obesity by Diabetes Status. *Pharmacoeconomics* 2014 [prior to printing]. 22. Guh DP, Zhang W, Bansback N, Amarsi Z, Birmingham CL, Anis AH. The incidence of co-morbidities related to obesity and overweight: A systematic review and meta-analysis. *BMC Public Health* 2009; 9:88. 23. Berrington de Gonzalez A, Hartge P, Cerhan JR et al. Body-Mass Index and Mortality among 1.46 Million White Adults. *N Engl J Med* 2010; 363:2211–2219. 24. Greenway F, Le Roux C, Lau D, et al. Additional analyses of the weight-lowering efficacy of liraglutide 3.0 mg in overweight and obese adults: the SCALE Obesity and Prediabetes randomized trial. Obesity Week 2014. Oral presentation. 25. Jensen MD, Ryan DH, Apovian CM, et al. Guideline for the Management of Overweight and Obesity in Adults: A Report of the American College of Cardiology/American Heart Association Task Force on Practice Guidelines and The Obesity Society. *Circulation* 2014; 129:S102–S138. 26. World Federation of Haemophilia. *Report on the Annual Global Survey* 2013. World Federation of Haemophilia, 2014. 27. Stonebraker JS, Bolton-Maggs PHB, Soucie JM, Walker I, Brooker M. A study of variations in the reported haemophilia A prevalence around the world. *Haemophilia* 2010; 16, 20–32. 28. Stonebraker JS, Bolton-Maggs PH, Michael Soucie J, Walker I, Brooker M. A study of variations in the reported haemophilia B prevalence around the world. *Haemophilia* 2012;18(3):e91-4. 29. Kapoor RR, Burke SA, Sparrow SE, Hughes IA, Dunger DB, Ong KK, Acerini CL. Monitoring of concordance in growth hormone therapy. *Arch Dis Child* 2008; 93:147–148.

Market data on pp 5, 17, 18, 23, 24 and 25 are from IMS Health, IMS MIDAS Customized Insights (November 2014) and shown as MAT November 2014 unless stated otherwise. Market definition for retail: Algeria, Argentina, Australia, Austria, Belgium, Brazil, Bulgaria, Canada, Colombia, Czech Republic, Denmark, Egypt, Estonia, Finland, Germany, Greece, Hungary, India, Ireland, Italy, Japan, Korea, Latvia, Lithuania, Luxembourg, Mexico, Netherlands, New Zealand, Norway, Poland, Portugal, Romania, Saudi Arabia, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Turkey, UK and US. Market definition for hospitals: Australia, Bulgaria, Canada, China, Czech Republic, Denmark, Finland, Germany, Hungary, Italy, Japan, Latvia, Lithuania, New Zealand, Norway, Poland, Romania, Russia, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, UK and US. Retail data for France are sourced from GERS (November 2014).

NOVO NORDISK ANNUAL REPORT 2014

H ea d q ua r t e r s N ovo N o rd is k A / S N ovo A l l é 2 88 0 B a g s v ærd D e n m a r k T e l +4 5 444 4 888 8 C V R n u m b e r 2 4 2 5 67 9 0 n o v on o r d is k . c om I n v e s t o r S e r v i c e E nqu i r i e s a n d f e e d b a c k o n t h e A nn ua l R e p o r t s h o u l d b e a d d re ss e d t o : ann u a l r e p o r t @n o v on o r d is k . c om S h a re h o l d e r s ’ e nqu i r i e s c o n c e r n i n g d iv i d en d p a y m e nt s a n d s h a r e h o l d er a c c o u n t s s h o u l d b e a d d re ss e d t o : s ha r e h o l d e r @n o v on o r d is k . c om A D R h o l d e r s ’ e nqu i r i e s c o n c e r n i n g d iv i d e n d p a y m e nt s, t r a n s f er o f A D R c e r ti f i c a t e s, c o n s o l i d a t io n o f a c c o u n t s a n d t r a c kin g o f A D R s s h o u l d b e a d d re ss e d t o : J P M o r g a n C h a s e B a n k , N . A . P O Bo x 6 4 5 0 4 4 N e w Y o r k P l a z a, F l o o r 1 2 N e w Y o r k , N Y 1 0 0 4 A t t e n t io n : D e p o si t a r y R e c e i p t s G r o up T e l + 1 8 0 0 9 9 0 1 1 3 5 T e l + 1 6 5 1 45 3 2 1 2 8 ( F r o m o u t si d e t h e U ni t e d S t a t e s ) j pmo r ga n . ad r @ w e l l s f a r g o . c o m M e x i c o C i t y i s on e o f th e b i gg e s t me t r o p o l i t an a r e a s i n th e w o r l d w it h a r ou n d 2 1 m i l li o n p e op le . U r ba n i s a ti o n i s d r i vi n g th e r i s e i n t y p e 2 d i a b e t e s w o r l d w i d e , b u t l i t t l e i s k n o w n a b o u t w ha t t o d o a b o u t i t . No v o N o r d i s k a n d th e g o v e r n me n t o f M e x i c o C i t y a r e w o r k i n g t o g ethe r t o fi n d o u t .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 5, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer